EXHIBIT A


WESTCOAST ENERGY INC.

                                            ANNUAL REPORT 2000




[GRAPHIC OMITTED]




     LINKING NEW SUPPLY
                    TO GROWING MARKETS

LINKING NEW SUPPLY TO GROWING MARKETS: A NORTH AMERICAN FOOTPRINT

A major component of Westcoast Energy's corporate goal - to become one of the few big North American energy companies by providing superior energy services value to its customers - is to increase the strategic density of its activities in four geographic areas where the Company has significant assets and market presence.


[GRAPHICS OMITTED]


CONTENTS

Insert 2000 Fact Book

  1    Financial Summary
  2    Chairman's Letter
  9    Management's Discussion & Analysis
 23    Management Responsibility for Financial Reporting
 23    Auditors' Report
 24    Consolidated Statements of Operations
 25    Consolidated Statements of Cash Flow
 26    Consolidated Balance Sheets
 28    Consolidated Statements of Retained Earnings
 29    Notes to Consolidated Financial Statements
 55    Consolidated Quarterly Results
 56    Ten-Year Review
 60    Directors
 61    Senior Officer and Management Group
 62    Investor Information


ANNUAL MEETING

The Annual Meeting of Shareholders of Westcoast Energy Inc. will be held in the Stanley Park Ballroom of The Westin Bayshore in Vancouver, British Columbia, on Wednesday, April 25, 2001, 11:00 a.m. (Local time).

Westcoast Energy Inc. is a leader in the North American energy industry. Natural gas, a clean- burning, economical and plentiful energy source, is the foundation of Westcoast Energy's operations and the Company's fuel of choice to provide superior energy services value to its customers.

     Headquartered in Vancouver, British Columbia, Westcoast Energy operates a $15- billion network of natural gas gathering, processing, transmission, storage and distribution assets, and related power generation, international, financial, information technology and energy services businesses.

WESTCOAST  ENERGY  AT-  A-  GLANCE

Total assets                               $15.1 billion
Operating revenues                         $8,955 million
Net income applicable to common shares     $340 million
Employees                                  5,455
Natural gas pipelines                      54,316 kilometres
Natural gas volumes                        3,564 billion cubic feet
Natural gas distribution customers         1.2 million
Natural gas storage capacity               146 billion cubic feet
Natural gas marketed                       1,809 billion cubic feet
Electric power marketed                    10 million megawatt hours
Power generation plant capacity            422 megawatts
Stock symbols                              Canada (TSE) - W
                                           United States (NYSE) - WE
Shares outstanding                         121.4 million
Earnings per common share                  $2.92
Dividends per common share                 $1.28

COMMON SHARES                                       2000          1999          1998
------------------------------------------  ------------  ------------  ------------
Shares outstanding at year- end              121,443,366   114,847,515   112,670,767
Toronto Stock Exchange price ranges - high  $      36.60  $      31.60  $      36.35
Toronto Stock Exchange price ranges - low   $      20.10  $      22.40  $      27.25
Number of common shareholders at year- end         8,047         8,556         8,645


KEY  DATES  (TENTATIVE)

                                              Common Share Dividend
Quarters 2001   Release of Financial Results  Payment Dates
-------------  -----------------------------  ---------------------
1st Quarter    April 25, 2001                 June 30, 2001
2nd Quarter    July 26, 2001                  September 30, 2001
3rd Quarter    October 24, 2001               December 31, 2001
4th Quarter    February 13, 2002              March 31, 2002


TRANSMISSION  &  FIELD  SERVICES
Westcoast Energy's natural gas gathering pipelines, processing facilities and transmission systems connect natural gas supplies and markets across North America - from Fort Liard, Northwest Territories to Goldboro, Nova Scotia.

                                                 System Length  2000 Volumes
-----------------------------------------------  -------------  ------------
BC Pipeline and Field Services Divisions [100%]       5,480 km       682 Bcf
Empire State Pipeline [100%]++                          252 km       117 Bcf
Foothills Pipe Lines [50%]                            1,040 km     1,155 Bcf
Maritimes & Northeast Pipeline [37.5%]                1,369 km       290 Bcf
Vector Pipeline [30%]                                   553 km             *
Alliance Pipeline [23.6%]                             3,686 km             *
Millennium West Pipeline Project [100%]                  75 km            **
Millennium Pipeline Project [21%]                       611 km            **

GAS  DISTRIBUTION
Westcoast Energy's natural gas distribution systems deliver energy to more than one million customers. The Company's underground storage facilities are the largest in Canada and, together with connected transmission systems, deliver natural gas to markets in eastern Canada and the central and eastern United States.

                                                System Length  2000 Volumes  Customers
                                                -------------  ------------  ---------
Union Gas [100%]                                    34,772 km     1,263 Bcf  1,123,000
Centra Gas British Columbia [100%]                   3,567 km        26 Bcf     69,000
Pacific Northern Gas [41%/ 100% voting shares]       3,597 km        31 Bcf     40,000


POWER  GENERATION
Westcoast Energy's power generation projects generate electrical and thermal energy from natural gas.

                                        Capacity  2000 Output
--------------------------------------  --------  -----------
Ford Cogeneration Plant [100%]             35 MW   87,200 MWh
Fort Frances Cogeneration Plant [100%]    110 MW  745,200 MWh
Lake Superior Cogeneration Plant [50%]    110 MW  492,400 MWh
McMahon Cogeneration Plant [50%]          117 MW  854,100 MWh
Whitby Cogeneration Plant [50%]            50 MW  291,800 MWh
Island Cogeneration Project [100%]        250 MW         ****
Bayside Power Project [75%]               285 MW          ***
Frederickson Power Project [60%]          249 MW         ****

INTERNATIONAL
Westcoast Energy's international businesses provide electric power, natural gas compression and liquids recovery, and nitrogen production and transmission services to markets in Indonesia, China and Mexico.

                                                                     Capacity  2000 Output/Volumes
P. T. Puncakjaya Power [43%]                                           388 MW        1,717,087 MWh
Shanghai Power Plant [32.5%]                                            50 MW        187,400 MWh +
Campeche Natural Gas Compression                           250 MMcf/d natural
Services Project [45%]                                        gas compression
                                                         and liquids recovery                  ***
Cantarell Nitrogen Facilities [20%]                              1,200 MMcf/d                    *
                                                          nitrogen production
                                                      95 km nitrogen pipeline
                                                                       500 MW


SERVICES

Westcoast Energy's services businesses offer energy- related equipment, billing and customer information systems, financing, and natural gas and electricity marketing services across North America.

--------------------------------------------------------------------------------
Engage  Energy  [100%]
Enlogix  [100%]
Union  Energy  [100%]
Westcoast  Capital  [100%]
NGX  Canada  [49%]  +++


*       began operation Q4 2000
**      proposed began operation Q2 2000
+       began operation Q2 2000
***     expected to begin operation Q2 2001
****    expected to begin operation mid- 2002
++      purchase of additional 50% interest expected to close Q1 2001
+++     remaining 49% interest sold in Q1 2001


km      kilometres
Bcf     billion  cubic  feet
MMcf/d  million  cubic  feet  per  day
MW      megawatts
MWh     megawatt  hours

Westcoast Energy Inc.

FACT BOOK

Information as at December 31, 2000



FINANCIAL

OPERATIONS ($MILLION)                                  2000     1999     1998
--------------------------------------------------  -------  -------  -------
Operating revenues                                    8,955    6,265    7,376
Operating expenses                                    8,140    5,642    6,726
                                                    -------  -------  -------
Operating income                                        815      623      650
Other net expenses                                      369      310      404
Income taxes                                             58       46       48
                                                    -------  -------  -------
Net income                                              388      267      198
Provision for dividends on preferred shares              48       45       37
                                                    -------  -------  -------
Net income applicable to common shares                  340      222      161
                                                    =======  =======  =======
Dividends on common shares                              150      146      133
                                                    =======  =======  =======
Operating cash flow                                     641      499      448
                                                    =======  =======  =======

PER COMMON SHARE (DOLLARS)
--------------------------------------------------  -------  -------  -------
Net income - basic                                  $  2.92  $  1.95  $  1.53
Operating cash flow                                 $  5.50  $  4.38  $  4.24
Dividends                                           $  1.28  $  1.28  $  1.26
                                                    =======  =======  =======

ASSETS ($MILLION)
--------------------------------------------------  -------  -------  -------
Fixed assets                                          9,367    9,108    8,569
Investments                                             970      454      374
Deferred income taxes                                   306        -        -
Assets from price risk management activities            561      186        -
Current assets                                        3,546    1,677    1,596
Deferred charges and other assets                       377      352      281
                                                    -------  -------  -------
Total assets                                         15,127   11,777   10,820
                                                    =======  =======  =======

CAPITALIZATION ($MILLION)
--------------------------------------------------  -------  -------  -------
Long term debt                                        5,971    5,550    5,297
Liabilities from price risk management activities       612      175        -
Preferred shareholders' equity                          865      865      716
Common shareholders' equity                           2,764    2,395    2,368
Deferred income taxes                                   880      333      340
Current liabilities                                   3,869    2,293    1,935
Non-controlling interest in subsidiary companies        166      166      164
                                                    -------  -------  -------
Total equity and liabilities                         15,127   11,777   10,820
                                                    =======  =======  =======

WESTCOAST  ENERGY  INC.
1333  West  Georgia  Street
Vancouver,  British  Columbia
Canada  V6E  3K9
Telephone:    (604)  488-8000
Facsimile:    (604)  488-8500
Internet:     www.westcoastenergy.com
Email:        contactus@westcoastenergy.com

IF YOU REQUIRE MORE INFORMATION ABOUT WESTCOAST ENERGY INC., PLEASE CONTACT CORPORATE COMMUNICATIONS AT (604) 488-8109. PRINTED IN MARCH 2001

FINANCIAL  SUMMARY


- Net income applicable to common shares was a record $340 million in 2000, $118 million higher than in 1999.

- On a weather-normalized basis, after eliminating the effect of corporate income tax rate reductions and the sale of Centra Gas Manitoba in 2000 and 1999, respectively, 2000 earnings per common share totalled $2.56, compared with $1.58 in 1999.

- Capital expenditures and investments in 2000, the final year of the Company's three-year, $4-billion capital expansion program, totalled approximately $1.3 billion, compared with $1.5 billion in 1999. Capital expenditures for 2001 are budgeted to total approximately $750 million.

- During 2000, Westcoast Energy completed a public offering of 4 million common shares with total proceeds of approximately $129 million. The additional common equity strengthened the Company's financial position and funded the acquisition of a further interest in the Empire State Pipeline.

- During 2000, the Company paid common share dividends totalling $1.28 per share. In February 2000, the Company announced that it was increasing its annual common share dividend from $1.28 to $1.36.

- During 2000, Westcoast Energy's common share price increased 56% from $23.15 to $36.20 (TSE). The Toronto Stock Exchange Pipelines Sub-Index, the Company's industry peer group, recorded a total return of 54%. The Toronto Stock Exchange 300 Index, a broad measure of Canadian equity market performance, recorded a total return of 7%. The increase in the Company's common share price, combined with an annual common share dividend of $1.28, resulted in a total common shareholder return in 2000 of approximately 62%.


For the years ended December 31 ($million)    2000    1999    1998
------------------------------------------  ------  ------  ------
FINANCIAL
Operating revenues                           8,955   6,265   7,376
Net income                                     388     267     198
Net income applicable to common shares         340     222     161
Operating cash flow                            641     499     448
Total assets                                15,127  11,777  10,820
Per common share (dollars)
           - Earnings                         2.92    1.95    1.53
           - Dividends                        1.28    1.28    1.26
------------------------------------------  ------  ------  ------

NET  INCOME  APPLICABLE  TO  COMMON  SHARES
-------------------------------------------
$MILLION

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
176    193   210   161   222   340


EARNINGS  PER  COMMON  SHARE  (EPS)
-----------------------------------
DOLLARS

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
2.01  1.96  2.06  1.53  1.95  2.92


WEATHER  NORMALIZED  EPS
------------------------
DOLLARS

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
1.95  1.79  2.04  1.90  2.10  2.96


TOTAL  ASSETS
-------------
$MILLION

1995   1996    1997    1998    1999    2000
-----  -----  ------  ------  ------  ------
8,451  9,066  10,075  10,820  11,777  15,127



KEY  DATES  (tentative)

QUARTERS 2001  RELEASE OF FINANCIAL RESULTS  COMMON SHARE DIVIDEND PAYMENT DATES
1st Quarter    April 25, 2001                June 30, 2001
2nd Quarter    July 26, 2001                 September 30, 2001
3rd Quarter    October 24, 2001              December 31, 2001
4th Quarter    February 13, 2002             March 31, 2002


                                                        Annual Report 2000     1

CHAIRMAN'S  LETTER

[PICTURE  OMITTED]

Michael  E.  J.  Phelps
Chairman  and  Chief  Executive  Officer


This past year marked the completion of a significant chapter in the history of Westcoast Energy. In 2000, we concluded the third and final year of a $4-billion capital expansion and investment program, the largest ever undertaken by the Company. The theme of this year's Annual Report, Linking New Supply to Growing Markets, signifies how this investment strategy has created a truly continental footprint, one that positions us for a bright future.

     The year 2000 was one of significant success for Westcoast Energy. Our major investment projects have commenced operation or are in the final stages of completion. Our North American natural gas transmission footprint is now operational and our completed projects are generating revenue and contributing to net income. Our shareholders have begun to reap the benefits of this major capital expansion program and the strategic position it has given us in the North American natural gas market.

     Our British Columbia pipeline system has been further extended into the Northwest Territories with the connection of new reserves at Fort Liard. Start-up of the Alliance and Vector pipelines has linked us to key natural gas markets in Eastern Canada and the American heartland. We completed construction of two major lateral pipelines for the Maritimes & Northeast Pipeline, extending service to Atlantic Canadian markets.

     We now have more cross-border pipeline connections than any other natural gas pipeline owner. We provide the key links between Canadian natural gas supply and some of the most significant markets in North America, reflecting our recognition of the growing integration of the North American natural gas industry.

     These projects have also enhanced the value of our other core businesses. With the completion of Alliance and Vector, and with our agreement to purchase the balance of the Empire State Pipeline, we have measurably increased the strategic value of the Dawn storage facility and the Dawn-Trafalgar pipeline system operated by our Union Gas subsidiary.

     We successfully negotiated the dissolution of our Engage Energy joint venture and regained 100% ownership of Engage Energy Canada, a vital energy marketing and merchant trading company. Total ownership allows us to more fully focus its activities on Westcoast Energy strategies; we can now integrate our power generation, business development, pipeline capacity and trading capabilities into a coordinated whole, offering new products and services to growing markets.

     In 2000, Union Energy operated on a break-even basis, our goal for this turnaround year. We believe that this energy equipment sales, service and finance business offers future growth opportunities.

     We are also developing new businesses extending our expertise beyond the traditionally defined energy sector. We are now offering financing options through our Westcoast Capital subsidiary, and providing energy billing services, some of them Web- based, through our Enlogix subsidiary.

     We continue to seek out new business models and new developments in information technology to ensure that we serve customers more quickly and efficiently, manage our costs and expand our revenue base.

     Our international investments are progressing with the imminent completion of our major projects in Mexico and our ongoing operations in Indonesia and the People's Republic of China.

     Our strategy has been centred on the belief that natural gas demand will grow. We expect that some commodity price moderation in the near term will accelerate this phenomenon. We anticipate continued strength in demand for natural gas from power markets. As a result, Canadian natural gas and the required transportation links should enjoy unparalleled opportunity. Westcoast Energy is the only natural gas transportation company linking offshore Nova Scotia, the Northwest Territories and the growing northeast British Columbia supply areas to these vibrant markets.

     Our goal in expanding Westcoast Energy over the past three years has been to enhance the value of our shareholders' investment. We are linking new supply to growing markets with a focused goal - to enhance shareholder value.


2000  RESULTS  SHOW  OUR  SUCCESS
Our 2000 results reflect our focus on growth to build value:

     - Net income applicable to common shares was a record $340 million in 2000, compared with $222 million in 1999.

     - Earnings per common share were a record $2.92 in 2000, compared with $1.95 in 1999. On a weather-normalized basis, earnings per common share were $2.96 in 2000 compared with $2.10 in 1999.

     - Total assets were $15.1 billion in 2000 compared with $11.8 billion in 1999.

     This growth, diversification and expansion of income enhancing activities is being recognized by the equity markets and by our investors. Our share price increased from a


2     Westcoast  Energy  Inc.

Our transmission and field services businesses CONTRIBUTED $188 MILLION TO NET INCOME in 2000, compared with $154 million in 1999.

[PICTURE  OMITTED]

1999 year-end closing price of $23.15 to a year- end close in December 2000 of $36.20. Westcoast Energy shareholders have benefited from a total return of 62% over 2000 and an 18% return per year over the past five years.


EXPANDING  OUR  TRANSMISSION  AND  FIELD  SERVICES  FOOTPRINT
Our transmission and field services businesses contributed $188 million to net income in 2000, compared with $154 million in 1999. This solid increase was mainly the result of new pipeline projects and increased utilization of our British Columbia gathering and processing facilities as producers responded to higher prices and increased demand for natural gas, particularly in the fall of 2000.

     Our natural gas system in British Columbia, comprised of 5,480 kilometres of gathering and transmission lines and major processing facilities, moved some 682 billion cubic feet of natural gas during 2000 to markets in British Columbia, Alberta, and the U.S. Pacific Northwest.

     In February 2000, we signed an agreement with the West Liard Valley Producers Group to process and transport natural gas from the southern Northwest Territories through our Fort Nelson, British Columbia facilities. With some 140 million cubic feet per day of processed natural gas now using our system, we expect volumes to grow with further exploration and development.

     In Alberta, we own 50% of Foothills Pipe Lines, which transports some 1,155 billion cubic feet of natural gas each year, about 20% of Canada's natural gas exports, to markets in the U.S. Foothills operates Phase I - or the Prebuild - of the Alaska Natural Gas Transportation System (ANGTS) permitted to deliver Canadian natural gas to the U.S. in advance of the flow of northern supplies.

     Foothills and its affiliates hold various permits and approvals from Canadian and U.S. legislative and regulatory authorities to proceed with the continuation of the ANGTS. We believe that the ANGTS offers a viable, economic, timely and efficient way to move natural gas from Alaska.

     In addition, we are working with TransCanada Pipe Lines, our partner in Foothills, and others to examine the feasibility of moving natural gas from the Mackenzie Delta to markets in the south when sufficient reserves are proven to justify the investment.

     On December 1, 2000, the $5.3-billion Alliance Pipeline and associated Aux Sable liquids facility, in which we own a 23.6% interest, were put into service. The Alliance Pipeline transports some 1.3 billion cubic feet of liquids-rich natural gas per day from northern Alberta and British Columbia to the Chicago area market hub. The Aux Sable facility recovers and markets associated liquids taken from the delivered natural gas.

     The start-up on December 1, 2000 of the Vector Pipeline, in which we have a 30% interest, offers opportunities to move new natural gas supplies entering the market at Chicago to new and current customers through our Union Gas system.

     In November 2000, we agreed to purchase, at a cost of US$75 million, the remaining 50% of the Empire State Pipeline that we did not already own. The 252-kilometre pipeline moves natural gas from Niagara Falls to upper New York State.

     These new pipelines, integrated with our Union Gas storage assets and the Dawn- Trafalgar pipeline system, provide new links to serve our current customers and reach new markets in Canada and the U.S.

     On the Atlantic Coast, full operation of the Maritimes & Northeast Pipeline (M&NP), in which we have a 37.5% interest, began in December 1999. M&NP transports 530,000 million British Thermal Units of natural gas per day from Goldboro, Nova Scotia, to markets in the Maritime provinces and New England states.

     In 2000, M&NP completed construction of two important pipeline laterals: a 124- kilometre lateral to serve the Nova Scotia Power electricity generating station at Dartmouth, and a 102-kilometre lateral to serve the city of Saint John, New Brunswick, our Bayside Power Project and a pulp mill.

     In August 2000, M&NP received permission from the National Energy Board to operate the Point Tupper Lateral at 50% of the applied for maximum operating pressure. M&NP is in discussions with the pipeline builder, Sable Offshore Energy Inc., regarding transfer of ownership of the line and placing it into service in early 2001.

     In last year's letter to shareholders, I predicted that 2000 would see the operation of our North American footprint. Today, this web of cross-border pipelines links gathering systems from as far north as the Northwest Territories with markets from California to Chicago to Boston and New York. We are also favourably positioned to be part of the next significant expansion linking the supply basins in the Alaska North Slope and the Mackenzie Delta to southern markets.

LEVERING  OUR  NATURAL  GAS  DISTRIBUTION  ASSETS
Our natural gas distribution businesses in Ontario and British Columbia continue to be solid core assets. This year our Union Gas subsidiary had a very successful year,


                                                        Annual Report 2000     3

THE  YEAR:

A CONTINENTAL PRESENCE

With completion of the Alliance and Vector pipelines, new natural gas supply is reaching growing markets in Canada and the United States and increasing the strategic value of the Company's Dawn hub.

In December 2000, the 3,686-kilometre Alliance Pipeline began moving 1.3 billion cubic feet of natural gas per day to the Chicago, Illinois area market centre, linking Western Canadian natural gas with growing markets in the U.S. Midwest.

The 553-kilometre Vector Pipeline also began service in December 2000, connecting 700 million cubic feet of natural gas per day at the market centre at Chicago, Illinois to growing markets in Eastern Canada and the U.S. Northeast.


[PICTURES  OMITTED]



4     Westcoast  Energy  Inc.

In 2000, Westcoast Energy and its partners completed construction of the Cantarell Nitrogen Facilities in Mexico, the WORLD'S LARGEST NITROGEN EXTRACTION AND INJECTION PLANT.

contributing  $97  million  to  net  income  compared  with $79 million in 1999.

     Union Gas' strong contribution in 2000 was a result of colder weather, effective cost management and an increase in revenue from both traditional and new sources. While weather in 2000 was colder than in 1999, it was the third consecutive year of warmer than normal weather.

     During 2000, we added additional storage capacity in Ontario and achieved steady growth in transaction volume at our Dawn hub. Our Dawn hub continues to add considerable value as a strategic asset in our Union Gas portfolio.

     The major initiative for Union Gas in 2000 was a proposal to alter the way in which Union Gas manages its business. Performance-based regulation (PBR) will offer Union Gas an opportunity to provide services to customers at competitive market rates and retain some of the benefits of improvements in business efficiencies. PBR will also minimize regulation, reduce costs and improve our capability to respond to customer needs in an increasingly competitive energy market. Hearings on the proposal were held before the Ontario Energy Board throughout the year; a decision is expected in the first quarter of 2001.

     Union Gas continued to increase both its customer base and the volumes of natural gas distributed in its market area. In 2000, we were able to add 24,400 new customers and increase the volume handled by our system by 3.4% over 1999, setting a new record.

     Centra Gas British Columbia operates an underwater natural gas transmission pipeline to, and distribution facilities on, Vancouver Island. Centra Gas British Columbia continues to grow and expand on Vancouver Island. In 2000, it increased its customer base by 4.5%. Contribution to net income in 2000 was $14 million compared with $12 million in 1999. Pacific Northern Gas (PNG), 41% owned by Westcoast Energy operates a pipeline in west-central British Columbia and distribution facilities in several northeast British Columbia communities.

Reaching New International Markets Our international investments contributed $29 million to net income in 2000, compared with $15 million in 1999.

     In 2000, Westcoast Energy and its partners completed construction of the Cantarell Nitrogen Facilities in Mexico, the world's largest nitrogen extraction and injection plant. The $1.5-billion facilities, in which Westcoast Energy has a 20% interest, consist of four air separation units (ASUs), each larger than any previously operated. All four ASUs, with an aggregate design capacity of 1,200 million cubic feet per day of nitrogen, have been performance tested and are now in operation. The nitrogen is being injected into the Cantarell oil field assisting Petroleos Mexicanos (PEMEX) to maintain production from the Cantarell oil field.

     The Campeche Natural Gas Compression Services Project neared completion at year-end. This project, located offshore in the Gulf of Campeche, will take 250 million cubic feet of sour natural gas per day from oil fields in the area, separate water and liquids from it, compress it, and pipe it to shore for sale or use by PEMEX. Westcoast Energy owns 45% of this $410-million project, one of the first in which non-Mexican companies have been allowed direct ownership of projects in the energy sector.

     These two projects have been major success stories for our Company and have provided measurable benefits to Mexico. Nitrogen injection has increased oil production, ensuring the additional recovery of millions of barrels of crude oil from a maturing field. This represents a new source of revenue for PEMEX. Similarly, natural gas gathered at our Campeche facility will be shipped to shore instead of being flared. In addition to the environmental benefits, this facility will deliver a new fuel source for the region.

     We have transferred our expertise and our capital to a new host country, assisted Canadian suppliers to find new markets and developed important business relationships that will offer future business opportunities.

     In Shanghai we are a 32.5% owner of the Shanghai Power Plant, which began commercial operation in June 2000. This 50- megawattt plant uses blast furnace gas, a waste fuel, to supply power to an adjacent steel plant.

     We continue to manage our 43% interest in the P.T. Puncakjaya Power facilities in Irian Jaya, Indonesia. The project generates 388 megawatts of electric power for an adjacent mine. The project contributed some $14 million to net income in 2000, compared with $12 million in 1999.

     In 2000, we recorded an after-tax gain of $8 million on the sale of our 74% interest in the EastCoast Power Project in Australia.

POWERING  NEW  SOURCES  OF  ENERGY
We believe that power generation opportunities will provide a real source of growth for Westcoast Energy in the future. We continue to actively seek out power generation development opportunities in regions near our existing assets or where we can bring some unique competitive advantage to the project.

     In  September  2000,  Westcoast  Energy


                                                        Annual Report 2000     5
entered into a letter of intent to sell its interests in several operating power generation assets and the 100%-owned Island Cogeneration Project currently under construction. Significant changes in the power and natural gas markets since the signing of this letter of intent have complicated the transaction. The outcome of the negotiations is uncertain; however, market conditions have resulted in continued good performance of these assets.

     Progress has been made on construction of the 75%-owned Bayside Power Project near Saint John, New Brunswick. This 285-megawatt combined cycle natural gas fired cogeneration plant is now nearing completion and is expected to begin operation in the second quarter of 2001.

     In addition, we continue to develop the 249-megawatt Frederickson Power Project near Tacoma, Washington in which we have a 60% interest. Acquisition of the partially built plant was completed in August; construction activities are moving forward with an expected in-service date in mid-2002.

     Finally, in February 2000, we sold our 50% interest in the Liberty Electric Power Project, a planned 500-megawatt plant in Pennsylvania, for an after-tax gain of $3 million.

REACHING  NEW  MARKETS  IN  ENERGY  SERVICES
Our growing energy services group includes Engage Energy, Union Energy, Enlogix and Westcoast Capital. These new ventures provide the opportunity to both expand our business base and to enhance and extend the value of our core assets. We are defining areas along the energy value chain where we can bring a unique and powerful set of skills and create competitive advantage in the marketplace. It is here, where our knowledge of the energy business is a powerful asset, that we are able to generate new sources of revenue.

     Engage Energy, a natural gas and electricity marketing and merchant trading company, provides us with a strategic window into the increasingly volatile and dynamic deregulated energy market. In October 2000, we reconstituted Engage Energy from a strategic joint venture that had allowed us to gain experience and build a North American expertise. We refocused and launched it with two objectives; optimizing the value of Westcoast Energy's portfolio of assets, and building its own unique business portfolio. Engage Energy will operate from offices in Canada, the U.S. Pacific Northwest and the central U.S. at Southfield, Michigan.

     Engage Energy contributed $26 million to net income in 2000, compared with $5 million in 1999.

     Union Energy, created in 1997, serves 1.1 million customers from 45 branches, providing heating, ventilating and air conditioning (HVAC) sales and services, and rental and financing plans. In 2000, Union Energy operated at a break-even level after suffering start-up losses in 1999 of $38 million. The turnaround in business operations, as planned, offers opportunities for future growth.

     In 2000, Enlogix grew to become one of North America's largest providers of billing and


CORPORATE  RESPONSIBILITY
IN  OCTOBER  2000,  WESTCOAST  ENERGY  WAS ADDED TO THE DOW JONES SUSTAINABILITY
INDEX, THE WORLD'S MOST PROMINENT GLOBAL SUSTAINABILITY INDEX TRACKING THE PERFORMANCE OF THE LEADING SUSTAINABILITY-DRIVEN COMPANIES WORLDWIDE. WESTCOAST ENERGY IS ONE OF 16 CANADIAN COMPANIES LISTED ON THE INDEX, AND THE SOLE CANADIAN COMPANY TO APPEAR IN THE GAS UTILITIES INDUSTRY GROUP.

[PICTURE  OMITTED]

Westcoast Energy has always valued its reputation among its stakeholders. In 1994, we began exploring how we might measure our success with economic, social and environmental criteria, and how we might use the results to enhance our stakeholder relationships and improve our reputation.

     Our stakeholders have also expanded their definition of corporate success to include the sum total of economic, environmental and social performance - in other words, the considerations of sustainable development.

     Making progress towards sustainable development benefits each of our stakeholders and, in turn, returns to us the benefits of employee and community support, competitive advantage and access to financial capital.

     As a provider of key links between new natural gas supplies and growing markets, we understand the importance of addressing issues of climate change and the environmental impact of our continued growth.

     We believe that natural gas, the least carbon intensive fossil fuel, offers part of the solution to climate change. We recognize, however, that providing natural gas is not without impacts, and remain committed to educating end-use consumers about energy conservation, and offering solutions for industry that turn waste products - such as blast furnace or flared natural gas - into usable energy.

     To help fulfil our social responsibilities, we continue to create partnerships with community organizations in order to support the areas where we live and work.

In 2000 we supported numerous not-for-profit groups, contributing a total of $1.5 million to charitable organizations, including:

     * the Rotary Challenger Park in Calgary, Alberta, North America's first multi- sport facility designed for challenged and able-bodied athletes. This facility will serve as a prototype for the social integration of 100,000 individuals in the Calgary area;

     * the Arts Umbrella Preschool Art Start Program in Vancouver, British Columbia, which supports learning through experiences in visual and performing arts. This program, together with the Westcoast Energy Children's Centre established in North Vancouver, British Columbia to assist children and their families, reflects the Company's focus on supporting adult success through early childhood development; and

     * the Ed Shreyer Work Project in Windsor, Ontario, dedicated to building houses in partnership with families in need. Together with Habitat for Humanity Canada, Union Gas donated employee time, corporate funding and energy equipment to help create ten new homes.

As we continue to integrate sustainable development into our operations we will communicate our progress to stakeholders, share best practices, and ensure that we align our efforts with the expectations of the public, governments and the marketplace.


6     Westcoast  Energy  Inc.

In 2000, we made significant progress towards reaching our goals for growth and profitability in our energy services businesses.

[PICTURE  OMITTED]

customer information services to the energy and utilities sectors. It now provides 13 clients with billing services for their 3 million customers. Clients include The City of Calgary, Portland General Electric, Union Gas and others. Enlogix systems now support clients in the unregulated natural gas, electric, water and energy services sectors across North America. We will aggressively continue our efforts to secure positive income contribution from this business.

     Westcoast Capital offers customized financial services through a growing portfolio of financial products. In September 2000, Westcoast Capital completed a $363-million securitization of rental water heaters and other financial contracts, its largest transaction to date. In 2000, Westcoast Capital contributed $21 million to net income, compared with $8 million in 1999.

     Over the past six years we built Natural Gas Exchange (NGX), an electronic trading floor offering natural gas pricing and trading at the Alberta Empress hub, into a major business entity. In February 2000, Westcoast Energy welcomed OM Gruppen of Sweden as a 51% partner in NGX, resulting in an after- tax gain of some $4 million. In January 2001, we sold the remaining 49% of NGX to OM Gruppen for an after-tax contribution to net income of $6 million.

     New business ventures inherently require risk taking and innovation in their attempts to develop new products and services, find new customers and carve out new markets. However, each of these businesses must become profitable. In 2000, we made significant progress towards reaching our goals for growth and profitability in our energy services businesses.


PRUDENT  FINANCIAL  MANAGEMENT
We recognize the importance of modest and steady increases to our dividend. After ten quarters of steady dividends of 32 cents, the Board of Directors announced an increase of the quarterly dividend to 34 cents for the first quarter of 2001.

     We also recognize the importance of generating funds internally to support high-quality investment opportunities such as M&NP expansion, further development of independent power projects, increased storage and transmission capacity at Union Gas, and British Columbia facilities expansion.

     In November 2000, we issued 4 million new common shares at $32.25 per share to a consortium of underwriters to help fund our acquisition of the remaining 50% interest in the Empire State Pipeline. In addition, we issued 2 million common shares to existing shareholders under our Dividend Reinvestment and Share Purchase Plan for proceeds of $50 million.

     In 1999 we launched an enterprise-wide initiative aimed at reducing our expenditures on materials and services. We consolidated Company-wide spending, streamlined and simplified our specifications and negotiated better deals with suppliers. We intend to continue this work and capture further efficiencies in 2001 and beyond.

     Late  in  2000,  the  Board  of Directors concluded a review of our capital investment strategy and set a 2001 capital expenditure budget of $750 million, returning our planned capital expenditures to a level more consistent with our ability to generate funds internally.

THE  YEAR  AHEAD
While the last few months of supply and pricing fluctuations have raised concerns, the importance of natural gas has been clearly defined by growing market demand and strong pricing for this premium fuel. The commanding position and pricing for natural gas have shown that it is the fuel of choice for meeting the future energy needs of North America.

     This is not likely to be a temporary phenomenon. With the expectation that natural gas prices will fall from recent winter peaks, we believe that the demand for natural gas will continue to increase and that North American demand could reach 30 trillion cubic feet (Tcf) per year in the next decade.

     Supplying this growing demand for natural gas will require increased natural gas production, and increased infrastructure to process and transport it to markets. Much of the incremental supply will come from new areas, resulting in new or expanded pipelines.

     The recent experience in California shows how tightly constrained a market can become if demand grows and new supply sources are not allowed to develop because of regulatory constraints or the disruption of natural market mechanisms.

     We believe that all stakeholders will place more focus on ensuring the supply of energy, in particular natural gas, is available to meet current and future demand, when and where it is needed.

     The current political climate in Canada, the United States and Mexico augurs well for continued cooperation in developing the supply response necessary to meet the 30-Tcf demand that we see in the future. The North American natural gas industry is increasingly integrated across international boundaries. Westcoast Energy is particularly well positioned to participate in the market-oriented response of


                                                        Annual Report 2000     7

Canada, the  United  States  and  Mexico  to  the  new  energy  dynamic.

     We are looking forward to working with the new government in Mexico to expand on the partnerships we have already developed with both government and the Mexican energy industry. Mexico has become a major player in the North American energy picture and, as a full North American Free Trade Agreement partner, it will be integrated more fully into the North American energy market in the future.

     The various sources of energy supply: oil, coal, nuclear, hydro-electricity and natural gas, are increasingly competitive and interchangeable. The North American market is becoming more complex. Winning as a North American energy firm requires the right mix of infrastructure, assets, services and intellectual capital.

     Our capital investment program of the past three years could not have been better timed to meet the growing demand for natural gas. We are linking new supply to growing markets and we are doing it now, when our assets and services are most in demand.

     Our focus in the future will be to apply our intellectual resources to maximize the productive value of these assets. We have the assets, our goal is to drive more synergy and more shareholder value from them.

     We already have an enticing array of investment opportunities to choose from as North America seeks to respond to the demand for natural gas. Our challenge will be to choose wisely in the investment of our capital resources.

     We expect to see a significant increase in exploration and development spending in all North American natural gas basins. We believe that the combination of growth in demand and attractive commodity prices will result in unprecedented levels of drilling, particularly in the northern parts of Alberta and British Columbia, in the southern Northwest Territories and on the Scotian Shelf.

     The Alliance and Vector pipelines and the continued utilization of our British Columbia mainline system will ensure that Western Canadian natural gas is expeditiously and efficiently transported to markets to meet this growing North American demand. We will strive to ensure that these pipeline systems are fully utilized as supply develops to meet growing demand.

     We expect to see heightened interest on the part of producers in finding the quickest and most efficient ways to move natural gas from the Alaska North Slope and the Mackenzie Delta. We plan to play a pivotal role in the development of both of these major new pipeline projects. There is room in a 30-Tcf world for both projects.

     Recent new natural gas discoveries in the Scotian Shelf have provided concrete evidence that new natural gas resources will be available for expansion. We expect to see proposals for significant expansion of the M&NP system within a short period of time.

     Our Union Gas storage and transmission assets will grow in strategic value. In our distribution business, we look forward to putting performance-based regulation into place at Union Gas and making it work for our customers and our shareholders.

     We will continue to seek new power generation opportunities where we bring a competitive advantage to the project.

     We  will  continue  to  prudently  manage  our  international  investments.

     We will continue to drive our energy services businesses towards greater levels of profitability. Union Energy, Enlogix and Westcoast Capital represent real potential for growth and expansion beyond our core asset base.

     Engage Energy represents a real and exciting opportunity for us. It offers the opportunity to create value by using the synergy of all our assets to optimize income generation. With Engage Energy now dedicated to serving Westcoast Energy strategies, we will see improvements in the way we manage all of our businesses for increased shareholder value.

     We continue to aggressively search out every possible value enhancement tool available to keep our costs competitive. We are particularly mindful of the latest e-business and information technology enhancements and their potential applications to our business.

     We continually rededicate ourselves to managing all our businesses in a safe and responsible way. We believe in sustainable development and strive to manage our businesses with regard for all our stakeholders. As always, we are mindful of the stakeholder support that is necessary to operate our businesses across Canada and throughout North America.

     As we look forward into 2001, we invite shareholders to pay particular attention to the results of natural gas exploration and development, particularly in Western Canada. It is this new production that will serve to moderate commodity prices. This should boost demand, both for natural gas and for our transportation links.

     For these reasons, we anticipate that our businesses will fare well in the coming years. A vigorous supply response should increase the near-term value of our transportation commitments on the Alliance and Vector pipelines, boost profitability at the Aux Sable facility and set the stage for more pipeline expansion.

     Finally, we believe that our success continues to rest on the contributions of our employees. The successful company of the future will be the one that is able to find, grow, challenge, reward, and retain the best employees possible. I believe we are such a company. We could not have become a $15- billion company without capable, talented and committed employees. On behalf of the Board of Directors, I thank each and every one of them for another successful year.


/S/  Michael  E.J.  Phelps

Michael  E.J.  Phelps
Chairman  and  Chief  Executive  Officer
March  1,2001


8     Westcoast  Energy  Inc.

MANAGEMENT'S  DISCUSSION  &  ANALYSIS


NET  INCOME  APPLICABLE  TO  COMMON  SHARES
-------------------------------------------
$MILLION

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
176    193   210   161   222   340



EARNINGS  PER  COMMON  SHARE  (EPS)
-----------------------------------
DOLLARS

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
2.01  1.96  2.06  1.53  1.95  2.92


This discussion and analysis of the Company should be read in conjunction with the consolidated financial statements and accompanying notes. The results reported herein have been prepared in accordance with accounting principles generally accepted in Canada and are presented in Canadian dollars. The effects on net income arising from the variances between accounting principles generally accepted in Canada and the United States are described in Note 22 to the consolidated financial statements.

     The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of joint venture investments.

     The Company realized higher earnings in 2000 and 1999 compared with 1998 as a result of colder weather experienced in 2000 and 1999 compared with the unusually warm temperatures in most of the Company's gas distribution franchise areas in 1998. While colder than 1998, weather was again warmer than normal in 2000 and 1999, which adversely impacted the Company's results. Weather normalized earnings per common share were $2.96,$2.10 and $1.90 for 2000,1999 and 1998, respectively.

     Fiscal 2000 results were also favourably impacted by the contribution of $46 million or $0.40 per common share arising from reductions in corporate income tax rates. As a result of federal and Ontario corporate income tax rate reductions announced in the first and fourth quarters of 2000 and to become effective in the period to 2004, the deferred income tax assets and liabilities have been adjusted to reflect the current and substantively enacted income tax rates. Normalizing for weather, the $0.40 per common share impact of the 2000 corporate income tax rate reductions and the $0.52 per common share gain on the 1999 sale of Centra Gas Manitoba Inc. (Centra Gas Manitoba), normalized earnings per common share were $2.56,$1.58 and $1.90 for 2000,1999 and 1998, respectively.

CONSOLIDATED  OPERATIONS

--------------------------------------------------  -------  --------  -----
YEARS ENDED DECEMBER 31 ($MILLION)                   2000      1999    1998
Net income applicable to common shares                 340        222    161
Weather                                                  5         17     39
--------------------------------------------------  -------  --------  -----
Weather normalized earnings                            345        239    200
Reduction in corporate income tax rates                (46)         -      -
Sale of Centra Gas Manitoba                              -        (59)     -
--------------------------------------------------  -------  --------  -----
Weather and significant items normalized earnings      299        180    200
==================================================  =======  ========  =====

($/SHARE)
Earnings per common share                           $ 2.92   $   1.95  $1.53
Weather                                               0.04       0.15   0.37
--------------------------------------------------  -------  --------  -----
Weather normalized earnings per common share          2.96       2.10   1.90
Reduction in corporate income tax rates              (0.40)         -      -
Sale of Centra Gas Manitoba                              -     (0.52)      -
--------------------------------------------------  -------  --------  -----
Weather and significant items normalized earnings
  per common share                                  $ 2.56   $   1.58  $1.90
==================================================  =======  ========  =====

Both fiscal 2000 and 1999 enjoyed higher contributions from new pipeline projects and strong contributions from the British Columbia Pipeline and Field Services divisions, which benefited from increased throughputs and higher natural gas prices. The 2000 results showed continuing improved results from Engage Energy,(1) reflecting a strong performance by the gas and electric power trading operations, and from Union Energy Inc.(Union Energy), reflecting higher revenues and improved margins. Fiscal 2000 results also reflect customer growth and increased storage and transportation revenues at Union Gas Limited (Union
Gas)  and  higher  contributions  from  international  projects.

     The 1999 results, when compared with 1998, also reflect a marked improvement in the results of Engage Energy due to profitable structured natural gas and electric power transactions, improved risk management and a continued emphasis on cost containment. Earnings in 1999, however, were negatively impacted by lower allowed rates of return on common equity for the Company's regulated gas distribution businesses and Foothills Pipe Lines Ltd.(Foothills).

     Divestitures in 2000 include the sale of the Company's 74% interest in the EastCoast Power Project in Australia, the 51% interest in NGX Canada Inc. (NGX) and the 50% interest in the Liberty Electric Power Project, which provided a total after-tax gain of $15 million or $0.13 per common share.

     Earnings in 1999 were, on a net basis, increased by $0.18 per common share by certain unusual items. The major contribution was the gain on the sale of Centra Gas Manitoba ($59 million after tax or $0.52 per common share). The gain on the sale was partially offset by certain charges within the Company's retail energy services business, restructuring costs primarily resulting from business transformation initiatives at Union Gas, and the write-off of costs related to development projects, totalling $0.34 per common share. In total, and on a net basis, weather and the unusual items noted above increased earnings by $0.03 per common share in 1999.


(1) For the years ended December 31, 1999 and 1998 and for the nine months ended September 30, 2000, Engage Energy represents the Company's 50% interest in Engage Energy Canada, L.P. and Engage Energy U.S., L.P. With the termination of the joint venture agreement with The Coastal Corporation on October 2, 2000, Engage Energy represents the Company's 100% interest in Engage Energy Canada, L.P. and Engage Energy America LLC.


                                                        Annual Report 2000     9

WEATHER  NORMALIZED  EPS
------------------------
DOLLARS

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
1.95  1.79  2.04  1.90  2.10  2.96

     Fiscal 1998 results include charges which reduced earnings by $0.11 per common share. These reflect Centra Gas Manitoba's disallowance of natural gas costs by the Manitoba Public Utilities Board (MPUB) net of recoveries, Engage Energy's loss arising from customer defaults, and the write-off of the Company's investment in a small unregulated natural gas processing plant. These were partially offset by the gain on the sale of Centra Gas Alberta Inc. (Centra Gas Alberta) and the gain on the sale of the Company's 50% interest in the Australian Eastern Gas Pipeline Project.

     The increase in operating revenues and cost of sales in 2000 over 1999 primarily reflects the impact of increasing natural gas and electricity prices and the acquisition of the additional 50% interest in Engage Energy Canada L.P., increasing the Company's interest to 100%. In addition, transportation revenues from the Maritimes & Northeast Pipeline, commencing from the pipeline's December 1999 in-service date, and revenues from the Cantarell Nitrogen Facilities, commencing from their partial in-service date of June 2000, have also contributed to the increase, which is partially offset by the loss of revenues associated with the sale of Centra Gas Manitoba in July 1999.

     Operating revenues and cost of sales decreased in 1999 compared with 1998 primarily due to lower trading activity by Engage Energy, offset partially by colder weather in 1999 compared with 1998 and the contribution generated in 1999 from 13 new heating, ventilation and air conditioning (HVAC) operations acquired by the Company's retail energy services business. Cost of sales in 1998 include unusual charges by Centra Gas Manitoba for certain natural gas costs related to price management activities which were disallowed by the MPUB, and also include Engage Energy losses arising from customer defaults.

     Effective January 1,2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants (CICA) with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes for non-regulated businesses. Under this method, deferred income tax assets and liabilities are determined based on substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Rate-regulated businesses of the Company continue to use the income taxes currently payable method as directed by the regulators and as provided under the new recommendations. The effective consolidated income tax rate for 2000 was 12.7%, compared with 14.2% in 1999 and 19.0% in 1998. The lower effective tax rate is mainly attributable to the impact of the federal and provincial income tax rate reductions recorded in 2000. Details of the consolidated income tax provisions are provided in Note 4 to the consolidated financial statements.

CONSOLIDATED  QUARTERLY  RESULTS

($million,  except  for  share  data)

                            FOR THE THREE MONTHS ENDED

2000                 MAR-31   JUN-30   SEP-30   DEC-31   TOTAL
Operating revenues     1,754    1,761    2,130    3,310   8,955
-------------------  -------  -------  -------  -------  ------
Net income               130       82       36      140     388
-------------------  -------  -------  -------  -------  ------
Earnings per common
  share - basic      $  1.03  $  0.60  $  0.20  $  1.09  $ 2.92
    - diluted        $  1.01  $  0.51  $  0.20  $  0.98  $ 2.70
===================  =======  =======  =======  =======  ======


($MILLION,  EXCEPT  FOR  SHARE  DATA)

                            FOR THE THREE MONTHS ENDED
1999                 MAR-31   JUN-30   SEP-30   DEC-31   TOTAL
Operating revenues     1,782    1,478    1,330    1,675   6,265
-------------------  -------  -------  -------  -------  ------
Net income               133       17       62       55     267
-------------------  -------  -------  -------  -------  ------
Earnings per common
  share - basic      $  1.08  $  0.05  $  0.44  $  0.38  $ 1.95
    - diluted        $  1.07  $  0.05  $  0.39  $  0.27  $ 1.78
===================  =======  =======  =======  =======  ======

The fourth quarter results in 2000 were favourably impacted by colder than normal weather, compared with the warmer than normal weather experienced in the fourth quarter of 1999. Weather increased earnings by $0.05 per common share for the three months ended December 31, 2000 and reduced earnings by $0.05 per common share for the three months ended December 31, 1999.

     Earnings in the fourth quarter of 2000 reflect the solid performance from the British Columbia Pipeline and Field Services divisions and Engage Energy, and the turnaround of Union Energy, for which 1999 fourth quarter results reflected certain items related to the start-up of the business. The Federal Budget in October also provided further corporate income tax rate reductions, which provided a contribution of $30 million ($0.26 per common share) in the fourth quarter of 2000. After adjusting for weather and the corporate income tax rate reductions, normalized earnings per common share for the three months ended December 31, 2000 and 1999 were $0.78 and $0.43, respectively.

RESULTS  BY  BUSINESS  SEGMENT
The operations of the Company are grouped according to the following business segments:

     - Transmission & Field Services - natural gas gathering, processing and transmission;

     - Gas Distribution - natural gas distribution and storage and transmission;

     - Power Generation - electrical and thermal energy generated from natural gas;

     -    International  -  international  operations;

     - Services - energy marketing, retail energy services, information technology and financial services;

     - Other - other activities, including corporate expenses, business development expenditures, corporate financing expenses and utilization of previous years' unrecorded tax losses.


10     Westcoast  Energy  Inc.

The contribution to net earnings by these business segments, after allocation of acquisition costs, was:

YEARS ENDED DECEMBER 31 ($MILLION)  2000   1999   1998
NET INCOME (LOSS) APPLICABLE
TO COMMON SHARES
Transmission & Field Services        188    154    128
Gas Distribution                     112    154    122
Power Generation                      16     11      6
International                         29     15     16
Services                              45    (32)   (46)
Other                                (50)   (80)   (65)
----------------------------------  -----  -----  -----
                                     340    222    161
==================================  =====  =====  =====

Additional segmented information is provided in Note 21 to the consolidated financial statements.

TRANSMISSION  &  FIELD  SERVICES

The contribution to net earnings for Transmission & Field Services was:

YEARS ENDED DECEMBER 31 ($MILLION)          2000   1999  1998
NET INCOME (LOSS) APPLICABLE
TO COMMON SHARES
British Columbia Pipeline
  and Field Services Divisions                109    93   104
Non-NEB regulated Field Services Division       1     2    (7)
Foothills                                      10     9     9
Empire State Pipeline                           6     8    10
Maritimes & Northeast Pipeline                 14    18     9
Alliance Pipeline                              36    20     4
Vector Pipeline                                 9     1     -
Merchant Capacity                              (2)    -     -
Other                                           5     3    (1)
------------------------------------------  -----  ----  -----
                                              188   154   128
==========================================  =====  ====  =====

The increase in the contribution to net earnings for Transmission & Field Services in 2000 over 1999 and 1998 is primarily due to the Alliance Pipeline and the Vector Pipeline which began operations in late 2000. Increased capital spending and a higher level of investment in these projects contributed to an increase in the amount of Allowance for Funds Used During Construction (AFUDC) recorded. Fiscal 2000 results also reflect a higher contribution from the British Columbia Pipeline and Field Services divisions as a result of higher firm contract and interruptible service revenues, partially attributable to strong natural gas prices. Fiscal 1999 net earnings, when compared with 1998, reflected the AFUDC recorded on Maritimes & Northeast Pipeline and Alliance
Pipeline. The 1998 results were impacted by the $7 million after-tax write-off of an investment in a small, unregulated natural gas processing plant.

BRITISH  COLUMBIA  PIPELINE  AND  FIELD  SERVICES  DIVISIONS

The Company's integrated natural gas gathering, processing and transmission system in British Columbia, Alberta, and the Yukon and Northwest Territories consists of approximately 5,400 kilometres of natural gas gathering and transmission pipelines and five gas processing facilities, three of which include sulphur recovery plants. These processing facilities are regulated by the National Energy Board (NEB).

     The majority of the Transmission & Field Services segment's net earnings continue to be generated from the British Columbia Pipeline and Field Services divisions.

These record results for the B.C. operations are the result of increased supply from northeast British Columbia and southern Northwest Territories and strong demand from markets in the B.C. Lower Mainland and the U.S. Pacific Northwest. The British Columbia Pipeline and Field Services divisions operate under the multi-year incentive toll settlement, which was approved by the NEB in 1997. Under the multi-year incentive toll settlement gathering and processing tolls are partially indexed to natural gas prices in representative market areas served by natural gas transported through the system. As a result of increasing gas prices, demand toll revenues in 2000 increased $16 million when compared with 1999, and increased $13 million in 1999 over 1998. In 2000, higher earnings also reflected increased firm contract and interruptible service revenues, which were partially offset by higher operating and maintenance expenses. In 1999, the increase in revenues associated with higher gas prices was more than offset by lower contract demand revenues in the Field Services Division, and higher operating and maintenance costs, mainly as a result of a scheduled outage at the McMahon Cogeneration Plant. The return on common equity realized by these divisions was 13.57% in 2000, compared with 11.51% in 1999 and 12.95% in 1998.

     Natural gas is delivered to markets in British Columbia, other parts of Canada and the western United States. Total throughput on the transmission mainline in 2000 was 682 billion cubic feet (Bcf), compared with 670 Bcf in 1999 and the record level of 688 Bcf achieved in 1998. The lower volumes in 1999 were largely due to reduced demand as a result of warmer weather.

Multi-Year  Incentive  Toll  Settlement

The British Columbia Pipeline Division operates under the multi-year incentive toll settlement which is effective from 1997 to December 2001. The settlement provided transmission customers a one-time option of contracting for fixed tolls for a contract term of 5 years, or tolls that are adjusted annually in accordance with a prescribed incentive methodology. Fixed tolls for 5-year service were based on a 10.67% return on common equity. Approximately 70% of the customers contracting for firm transmission service elected the 5-year fixed toll option. The Company has commenced discussions with its customers and other stakeholders concerning the transmission tolls to be charged for the period following December 31,2001.

     The multi-year incentive toll settlement provided gathering and processing shippers the one-time option of contracting for fixed base tolls for 1, 3, or 5-year service. The base tolls reflect a 500 basis point reduction from the NEB prescribed rate of return on common equity for 1997 of 10.67% and are subject to a monthly surcharge based on an index of monthly gas prices. The gas price sensitive monthly surcharge allows the Company the opportunity to earn additional revenue when gas prices are in a band between US$1.35 and US$2.00 per million British Thermal Units (MMBtu). Under the framework for light-

BC  PIPELINE  DIVISION  VOLUMES
-------------------------------
BILLION  CUBIC  FEET

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
647    667   688   688   670   682

BC  PIPELINE  AND  FIELD  SERVICES  DIVISIONS  AVERAGE  RATE  BASES
-------------------------------------------------------------------
$MILLION

1995   1996   1997   1998   1999   2000
-----  -----  -----  -----  -----  -----
1,807  2,114  2,273  2,287  2,294  2,285


                                                       Annual Report 2000     11

FOOTHILLS  PIPE  LINES  VOLUMES
-------------------------------
BILLION  CUBIC  FEET


1995  1996  1997  1998  1999   2000
----  ----  ----  ----  -----  -----
920    927   935   940  1,131  1,155


FOOTHILLS  PIPE  LINES  AVERAGE  RATE  BASES
--------------------------------------------
PROPORTIONATE  SHARE/$MILLION

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
193    193   189   185   224   225

handed regulation described below, the Company and its customers are to negotiate replacement contracts as the business need arises or as the 1, 3, or 5-year tolls expire. Total revenues under these negotiated contracts are expected to be sufficient to recover the cost of providing such service, including an appropriate return to shareholders.

     The multi-year incentive toll settlement was subject to agreement by the Company and its customers and other stakeholders on the principles of light-handed regulation applicable to the Company's gathering and processing services. In January 1998, the Company and its stakeholders agreed to a framework for light-handed regulation. This framework became effective immediately upon its approval by the NEB in June 1998. The framework defines the principles under which the Company negotiates individual service contracts with shippers for gathering and processing services, including the tolls applicable to such services. Consistent with these principles, the Company bears the risk for the utilization of its gathering and processing assets.

CONTRACTUAL  DEVELOPMENTS

In September 2000, the Company extended the deadlines for its customers to provide notice to renew service agreements expiring October 31, 2001 relating to firm transportation service on the Southern mainline from Compressor Station 2 to Sumas and on the Fort Nelson and Fort St. John mainlines. As of November 1, 2000, substantially all of the firm transportation service on the Southern mainline and the Fort Nelson mainline has been contracted. Approximately 15% by volume of transportation service on the Southern mainline is subject to renewal effective November 1, 2002 and the balance at varying terms thereafter. The Company is investigating options for expansion of pipeline capacity from Compressor Station 2 to Sumas as well as on the Fort Nelson mainline.

     As of November 1, 2000, approximately 80% of the contracts by volume of the total processing capacity were contracted on a firm basis. Approximately 40% of the contracts by volume of the total gathering and processing capacity are subject to renewal effective November 1,2001 and contract negotiations with these gathering and processing customers are ongoing. Demand for gathering and processing services in the Fort Nelson and Grizzly Valley areas of British Columbia continues to grow. There is currently an excess of gathering and processing capacity in the Fort St. John area. In an effort to improve the profitability of its Fort St. John assets, the Company is implementing a project to rationalize the processing capacity in the area and improve facility utilization.

NON-NEB  REGULATED  FIELD  SERVICES  DIVISION

Westcoast Gas Services Inc. owns interests in four provincially regulated natural gas processing plants and one liquids pipeline system.

     In 1998, the Company wrote off its investment in the Buckinghorse natural gas processing plant due to low drilling activity and natural gas production in the area served by the plant, resulting in a reduction of net earnings of $7 million.

FOOTHILLS

The Company has a 50% interest in Foothills, which, through subsidiaries, transports Canadian natural gas to markets in the United States through portions of the pre- built (Phase 1) Canadian segment of the Alaska Natural Gas Transportation System. Earnings in 2000 were positively impacted by a higher rate base and a higher NEB determined return on equity.

     The NEB approved return on equity for 2001 is 9.61%, compared with 9.90% in 2000. The common equity component of rate base remains at 30%.

EMPIRE  STATE  PIPELINE

The Company has a 50% interest in the Empire State Pipeline (Empire), located in upper New York State, which indirectly connects the natural gas transportation and storage facilities of Union Gas in Ontario with markets in upper New York State. Lower earnings in 2000 are the result of lower interruptible revenues due to delays in the completion of the Pendleton interconnect and downstream operating constraints at the Lysander interconnect. Higher earnings in 1998 can be attributed to a stronger United States dollar and the payment received on the cancellation of a transportation contract by one shipper. The capacity related to this contract has been substantially replaced with new firm or interruptible contracts.

     In January 1997, the New York Public Service Commission approved new tolls effective November 1, 1996, which included a 12.5% rate of return on common equity, and maintained the common equity component of rate base at 40%. The tolls are based on a 7-year average rate base of $214 million. Empire achieved this rate of return and common equity component for 1999. In 2000, the pipeline earned less than the awarded return, primarily as a result of lower interruptible revenues.

     In November 2000, the Company entered into an agreement to purchase the additional 50% interest in Empire, increasing its interest to 100%, for a purchase price of US$75 million. The acquisition is subject to final regulatory approval and is expected to be completed in the first quarter of 2001.

MARITIMES  &  NORTHEAST  PIPELINE

The Company has a 37.5% interest in the Maritimes & Northeast Pipeline (M&NP), which transports in excess of 500,000 MMBtu per day of natural gas sourced from offshore fields near Sable Island to markets in Nova Scotia, New Brunswick and the northeast United States. The 1,051-kilometre main pipeline and associated lateral pipelines cost approximately $2 billion. M&NP went into service on December 1, 1999 and received the first shipment of natural gas on December 31, 1999. The Company's share of M&NP net earnings was $14 million in 2000, compared with $18 million and $9 million in 1999 and 1998, respectively.


12     Westcoast  Energy  Inc.

     In September 2000, the NEB issued its decision regarding M&NP's application for final tolls for the 10- month period ending September 30, 2000. In its decision, the NEB disallowed certain items for inclusion in M&NP's approved rate base. As a result of the disallowance, the Company recorded a one-time negative net income impact of approximately $5 million after tax in the third quarter of 2000. An application to the NEB will be made by M&NP for rates for the period beginning October 1, 2000. Currently, M&NP is operating on interim rates.

     M&NP currently has contracted firm service agreements totalling approximately 530,000 MMBtu per day. The Halifax and Saint John lateral pipelines began operation on November 1,2000 and November 29,2000, respectively. Application has been made to the NEB for inclusion of these pipelines in rate base.

     M&NP has also commenced construction of facilities to connect its system to that of a local distributor in New Brunswick. In the first quarter of 2001, M&NP received NEB approval for the construction of facilities to serve a Nova Scotia distributor.

     In August 2000, M&NP received approval from the NEB to operate the Point Tupper Lateral. Approval was granted on the condition that the line operate at approximately 50% of the originally applied for maximum operating pressure. M&NP is finalizing discussions with the pipeline builder and current owner, Sable Offshore Energy Inc., regarding transfer of ownership of the line at the reduced level of operating capacity. NEB approval for the construction of a pressure reducing station is expected in the first quarter of 2001. The Point Tupper Lateral is expected to begin service in the second quarter of 2001.

ALLIANCE  PIPELINE

The Alliance Pipeline (Alliance), in which the Company has a 23.6% equity interest, has a transportation capacity of 1.3 Bcf per day of natural gas from Western Canada to the Chicago area and is fully contracted by shippers. Capital costs (including AFUDC) for the 3,686- kilometre pipeline were $5.3 billion.

     Alliance began operation on December 1, 2000. Equity earnings, related to the investment in Alliance, primarily from the recording of AFUDC and from operating earnings for the month of December 2000, were $36 million in 2000, an increase of $16 million and $32 million over 1999 and 1998, respectively. This investment is a major contributor to the higher earnings experienced by the Transmission & Field Services segment.

VECTOR  PIPELINE

The Company purchased a 30% equity interest in the Vector Pipeline (Vector) during 1999. Vector connects with Alliance and other natural gas transmission systems near Chicago, and at its eastern end connects with the Union Gas Dawn-Trafalgar pipeline system and potentially with the proposed Millennium West Pipeline Project at the Dawn hub. Vector serves markets in Indiana, Michigan and Ontario and, through connecting pipelines, other markets in Eastern Canada and the northeast regions of the United States.

     Vector began operation on December 1, 2000 with an initial capacity of 700 million cubic feet per day (MMcf/d). Vector capacity will increase to 1 Bcf per day following completion of the Highland compressor station in late 2001. The Company's interest in Vector contributed earnings of approximately $9 million in 2000, primarily from the recording of AFUDC and from operating earnings for the month of December 2000, compared with $1 million in 1999 from AFUDC.

     Due primarily to adverse weather conditions encountered during the construction period, the total capital costs of Vector, including AFUDC, are now estimated in the US$665 million range, which will result in Vector earning less than its approved cost of capital.

MERCHANT  CAPACITY

Union Gas has subscribed for 80 MMcf/d of long-term capacity for its own requirements on both Alliance and Vector. In addition, as part of the acquisition of its ownership interests in Alliance and Vector, the Company assumed a long-term capacity commitment for 66 MMcf/d and 160 MMcf/d on Alliance and Vector, respectively. Alliance and Vector merchant capacity losses totalled $2 million for the month of December 2000. The Company's capacity commitments on Alliance and Vector are currently expected to cost more than the market value of the transportation in the near term and therefore are expected to generate losses until market conditions improve. Physical and financial hedges are in place for all of the merchant capacity through October 2001 and for a portion of the merchant capacity through to October 2003.

AUX  SABLE  LIQUIDS  FACILITY

The Aux Sable Chicago area natural gas liquids recovery facility (Aux Sable) associated with Alliance, in which the Company has a 23.6% equity interest, cost an estimated $690 million to construct. Aux Sable began operations in December 2000. As a result of previously established commodity hedges, results for 2000 were approximately break-even. Profitability of the project is highly dependent on the relationship between natural gas prices and natural gas liquids prices. This relationship tends to be very volatile. Under the current natural gas liquids market conditions, the Company does not expect to obtain a satisfactory return on this investment in the immediate future.

TRANSMISSION  &  FIELD  SERVICES  OUTLOOK

Demand forecasts for natural gas in North America indicate continued growth in demand, both in Canada and the United States. Natural gas reserves in North America, including the Mackenzie Delta, Alaska North Slope and the Scotian Shelf, are felt to be sufficient to meet the forecast demand growth over the longer term. The Company's processing and transmission assets are well positioned to benefit from increased supply from the

EMPIRE  STATE  PIPELINE  VOLUMES
--------------------------------
BILLION  CUBIC  FEET


1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
114    101    98    93   105   117


EMPIRE  STATE  PIPELINE  AVERAGE  RATE  BASES
---------------------------------------------
PROPORTIONATE  SHARE/$MILLION


1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
89     130   129   131   120   114


                                                       Annual Report 2000     13

GAS  DISTRIBUTION  CUSTOMERS(1)
-------------------------------
THOUSAND

1995   1996   1997   1998   1999   2000
-----  -----  -----  -----  -----  -----
1,323  1,374  1,428  1,419  1,206  1,234

(1) includes Centra Gas Manitoba and Centra Gas Alberta until sold in 1999 and 1998, respectively traditional Western Canada Sedimentary Basin, southern Northwest Territories and East Coast Offshore. Growth in demand for natural gas is forecast to be generated by continued economic expansion and increased penetration of existing markets.

COMPETITION

The Company's gathering and processing facilities in northeast British Columbia continue to be exposed to competition. The forecasted increased growth in demand for natural gas throughout North America, the current high level of exploration and development activity in the Company's service area, and the Company's ability to negotiate flexible service agreements with shippers should allow the Company to compete effectively.

     During 2000, the completion of Alliance, taking gas from northeast British Columbia, and the Southern Crossing Pipeline, capable of delivering gas into southern British Columbia, introduced additional competition for the Company's Southern mainline transmission facilities in British Columbia. Despite this increase in competition, the mainline transmission facilities were fully contracted in the fourth quarter of 2000 and all available capacity on the Company's transmission mainline from Compressor Station 2 to the Huntingdon/Sumas market hub has been contracted on a firm basis to customers or affiliates through October 31,2003.


GAS  DISTRIBUTION

The  contribution  to  net  earnings  for  Gas  Distribution  was:

----------------------------------  -----  ------  ------
YEARS ENDED DECEMBER 31 ($MILLION)  2000    1999    1998
NET INCOME (LOSS) APPLICABLE
TO COMMON SHARES
Union Gas                              97     79      97
Centra Gas British Columbia            14     12      12
Pacific Northern Gas                    3      3       3
Centra Gas Manitoba                     -  65 (1)     (4)
Centra Gas Alberta                      -      -   16 (2)
Other                                  (2)    (5)     (2)
----------------------------------  -----  ------  ------
                                      112    154     122
==================================  =====  ======  ======

(1) includes an after-tax gain of $59 million on the sale of Centra Gas Manitoba
(2)  includes an after-tax gain of $14 million on the sale of Centra Gas Alberta

Annual results include divestitures in 1999 and 1998, and a Centra Gas Manitoba regulatory decision in 1998.

     Earnings in this segment were higher in 1999 than they were in 2000 primarily due to the sale of Centra Gas Manitoba in July 1999, which resulted in an after-tax gain to the Company of $59 million. Centra Gas Manitoba also contributed $6 million in earnings from operations for the seven months ended July 1999. In addition to this sale, net earnings for 1999 reflect an investment loss provision related to natural gas vehicle operations and restructuring costs resulting from business transformation initiatives at Union Gas. Fiscal 1998 results were impacted by the $14 million after-tax gain on the sale of Centra Gas Alberta. An unusual charge of $12 million was recorded in 1998 to reflect the regulatory disallowance of certain natural gas costs incurred by Centra Gas Manitoba related to price management activities.

     The gas distribution businesses are sensitive to variations from normal weather conditions. Colder than normal weather conditions produce higher revenues and earnings, with the opposite result occurring in warmer than normal weather conditions. Although the weather in 2000 and 1999 was warmer than normal, fiscal 2000 and 1999 experienced higher earnings when compared with 1998 partially as a result of comparatively colder weather. In 2000, 1999 and 1998, earnings were reduced by $5 million ($0.04 per common share),$17 million ($0.15 per common share) and $39 million ($0.37 per common share), respectively, due to warmer than normal weather.

     Periods of warm weather have an adverse impact on revenues which is partially offset by the opportunities created for Union Gas storage and transportation activities. A portion of revenues at Union Gas are associated with industrial customers who use natural gas for their processes and are therefore not weather sensitive.

     Excluding the impact of weather and adjusting for the gain on sale of Centra Gas Manitoba noted above, net earnings from the gas distribution businesses in 2000 were $117 million compared with $112 million in 1999 and $161 million in 1998. The 2000 results reflect growth in the number of natural gas distribution customers and higher storage and transportation revenues. The reduction in earnings in 1999 reflects the January 1,1999 transfer of assets related to Union Gas' retail merchandise and service programs to affiliates, with these earnings now reflected in the Services segment, and lower allowed rates of return on common equity for all of our gas distribution businesses. Earnings in 1999 also include an unusual expense related to business transformation initiatives.

     The allowed rates of return on common equity are determined in each province by the respective provincial regulatory authority. Some of these rates of return are set by a formula that is based on a forecast of long Canada bond rates. The rates of return on common equity and the common equity components of the respective rate bases of the regulated businesses for 1998 to 2000 are outlined in Note 1 to the consolidated financial statements.

     The Company's gas distribution businesses are highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season from mid- October to mid-April. Gas sales during this period typically account for approximately two-thirds of annual gas distribution revenues, resulting in strong first quarter results, second and third quarters that show either small profits or losses, and strong fourth quarter results.

     Over the last 18 months, the average cost of natural gas has increased substantially. The gas distribution businesses charge the purchase cost of gas directly through to customers. The natural gas cost increases may result in decreased demand for natural gas from all customer segments.


14     Westcoast  Energy  Inc.

     The high price of natural gas has also increased the working capital financing requirements and related costs for accounts receivable and gas inventory and may give rise to higher bad debt costs.

     Natural  gas  volumes  delivered  by  the gas distribution businesses were:

-----------------------------  -----  ------  ------
YEARS ENDED DECEMBER 31 (BCF)  2000    1999    1998
VOLUMES
Union Gas                      1,263  1,222   1,127
Centra Gas British Columbia       26     26      23
Pacific Northern Gas              31     39      36
Other                             15     15      11
-----------------------------  -----  ------  ------
                               1,335  1,302   1,197
Centra Gas Manitoba                -   42(1)     63
Centra Gas Alberta                 -    - 6      (2)
-----------------------------  -----  ------  ------
                               1,335  1,344   1,266
=============================  =====  ======  ======

(1)  includes  volumes  until  sold  in  July  1999
(2)  includes  volumes  until  sold  in  June  1998

The  number  of  customers  for  the  gas  distribution  businesses  were:

----------------------------  -----  -----  -----
AS AT DECEMBER 31 (THOUSAND)  2000   1999   1998
NUMBER OF CUSTOMERS
Union Gas                     1,123  1,099  1,075
Centra Gas British Columbia      69     66     61
Pacific Northern Gas             40     39     39
Other                             2      2      2
----------------------------  -----  -----  -----
                              1,234  1,206  1,177
Centra Gas Manitoba (1)           -      -    242
----------------------------  -----  -----  -----
                              1,234  1,206  1,419
============================  =====  =====  =====

(1)  sold  July  1999

UNION  GAS

Union Gas distributes natural gas in Ontario. It also transports and stores natural gas for customers in Ontario, Quebec and the central and eastern United States. Union Gas' underground natural gas storage facilities have a working capacity of 143 Bcf and are the largest in Canada.

     Following Ontario Energy Board (OEB) approval in May 1998, Union Gas transferred the operating responsibilities of its retail merchandise and service programs to Union Energy, an affiliated, non-regulated retail energy services business. This transfer occurred on January 1, 1999 when approximately $500 million of net assets were acquired by Union Energy. The transferred retail merchandise and service programs include appliance sales and rentals, appliance service work and merchandise financing. Union Energy, as a non-regulated business, has more flexibility and geographic reach than the regulated utility to design and package energy products and services to meet customer needs. Union Gas continues to concentrate on developing and operating new services that emphasize cost effectiveness and reliability in the delivery of natural gas to customers.

     Results in 2000 continued to be adversely affected by warmer than normal weather for the third consecutive year. Weather reduced earnings by $5 million, $14 million and $35 million in 2000,1999 and 1998, respectively. The increase in 2000 earnings compared with 1999 is primarily related to customer growth and higher storage and transportation revenues. The decrease in 1999 earnings compared with 1998 is primarily due to the transfer of the retail merchandise programs of Union Gas to Union Energy ($18 million),and a lower allowed rate of return on common equity ($9 million). Earnings in 1999 also include an expense related to business transformation initiatives.

     The average amount of natural gas consumed by Union Gas residential customers declined again this year. This decline is caused primarily by the replacement of older heating equipment by newer, more efficient equipment, and by more energy-efficient housing.

PERFORMANCE-BASED  REGULATION

In March 1999, Union Gas filed an application with the OEB for approval of new rates that would be in accordance with a Performance-Based Regulation (PBR) mechanism, to be effective January 1, 2000 for a five-year period. This mechanism, known as a price cap, is proposed to fix the annual unit rate increases for regulated services at 1.9%. There is some pricing flexibility allowed, including the ability to negotiate longer-term rates with customers. Certain items, such as the cost of purchasing gas, will continue to be passed through to customers at cost, the same treatment as currently exists under cost of service regulation. Under the proposal, Union Gas is prepared to accept somewhat more risk than it would otherwise under the current cost of service regulation. The OEB held a hearing on the PBR application during the second and third quarters of 2000 and arguments were completed in August 2000.A decision is expected in the first quarter of 2001.

CENTRA  GAS  BRITISH  COLUMBIA

In December 1995, the Company and the Province of British Columbia entered into an agreement replacing the previous financial arrangements relating to the natural gas pipeline to Vancouver Island and connected distribution systems owned by Centra Gas British Columbia Inc. (Centra Gas BC).

     For the years 1996 to 2002, the agreement provides for a deemed common equity component of rate base of 35% and a return on the common equity component of rate base of 3.625% over the Government of Canada long term bond rate. The agreement also provides for a reduction in the return on equity of approximately $2 million per year for the years 1996 to 2011. For 2000, Centra Gas BC's effective rate of return on common equity was 8.4%, compared with 7.8% in 1999. The increase in earnings in 2000 is primarily due to a higher rate base and a higher allowed rate of return on common equity. Centra Gas BC increased its customer base by 4.5% in 2000 over 1999. Increased royalty revenues, combined with effective management of gas supply costs, have resulted in the revenue deficiency incurred in 2000 under the existing regulatory framework being lower than it otherwise would have been. The cumulative revenue deficiency under the existing regulatory framework was approximately $73 million at the end of 2000.

UNION  GAS(1)  VOLUMES
----------------------
BILLION  CUBIC  FEET


1995   1996   1997   1998   1999   2000
-----  -----  -----  -----  -----  -----
1,166  1,137  1,193  1,127  1,222  1,263


UNION  GAS  (1)(2)  AVERAGE  RATE  BASE
---------------------------------------
$MILLION

1995   1996    1997   1998   1999   2000
-----  -----  -----  -----  -----  -----
2,718  2,830  3,043  3,206  2,733  2,867

(1) includes Centra Gas Ontario Inc. which was amalgamated with Union Gas effective January 1, 1998
(2) On January 1, 1999, Union Gas transferred approximately $500 million of net assets to Union Energy


                                                       Annual Report 2000     15

OTHER  GAS  DISTRIBUTION  VOLUMES  (1)
--------------------------------------
BILLION  CUBIC  FEET

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
165    169   163   139   122    72


OTHER  GAS  DISTRIBUTION  AVERAGE  RATE  BASES  (1)
---------------------------------------------------
$  MILLION

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
989    888   937   851   591   625

(1) includes Centra Gas Manitoba and Centra Gas Alberta until sold in 1999 and 1998, respectively

     The British Columbia Utilities Commission (BCUC) commenced a process in January 2000 to establish the long term cost allocation and rate design principles that Centra Gas BC will employ commencing in 2003. Approval to recover the revenue deficiency will be sought from the BCUC over as short a period as possible, while balancing the impacts on customer rates and the continued need to provide a competitively priced service.

PACIFIC  NORTHERN  GAS

Pacific Northern Gas Ltd.(PNG) delivers gas to customers in west-central British Columbia and through its subsidiary, Pacific Northern Gas (N.E.) Ltd., to customers in the province's northeast. Four large industrial customers in the petrochemical, pulp and aluminum businesses accounted for approximately 64% of total gas deliveries in 2000.

     The rate of return on common equity for PNG, as determined by a formula approved by the BCUC, was 10.25% for 2000, compared with 10.00% for 1999, on a deemed common equity component of rate base of 36%.

     In May 2000, PNG was advised by Methanex Corporation (Methanex) of its decision to shut down the Kitimat methanol/ammonia plant for an initial period of 12 months commencing July 1, 2000. Methanex is PNG's largest customer and accounted for 43% of volumes transported in 2000 and 40% of operating margin. PNG's 2000 earnings were not affected by the plant shutdown due to three firm gas transportation service agreements with Methanex which contain take or pay obligations for up to 80% of the respective contract demand and due to a BCUC approved deferral account. The largest of these contracts with Methanex, representing approximately 77% of the total Methanex contract demand, expires on October 31,2002.

     The uncertainty relating to deliveries to Methanex have made it difficult for PNG to raise capital on acceptable terms. Furthermore, PNG has been required by its lender to reduce its operating line. In response to this situation PNG has developed strategies to preserve capital and reduce operating costs. An application has been presented to the BCUC to seek regulatory relief.

     The  Company's  current  investment  in  PNG  is approximately $27 million.

CENTRA  GAS  MANITOBA

In July 1999, the Company sold Centra Gas Manitoba to Manitoba Hydro for $245 million, resulting in an after-tax contribution to net income of $59 million, or $0.52 per common share. Consequently, earnings for 1999 include the earnings of Centra Gas Manitoba to the date of completion of the sale. Earnings in 1998 reflect the non-recurring impact of the MPUB decision to disallow the recovery of certain natural gas costs related to price management activities. In June 1998, the MPUB approved the recovery of $19 million and disallowed the recovery of $27 million of approximately $46 million of natural gas costs related to price management activities. Of the $27 million of disallowed natural gas costs, $9 million was recovered from brokers serving the direct purchase market.

     The impact of the disallowance, net of recoveries, related items and income taxes, is a net reduction to 1998 earnings of approximately $12 million, or $0.12 per common share.

CENTRA  GAS  ALBERTA

In June 1998, the Company sold Centra Gas Alberta to Alta Gas Services Inc. for $61 million, resulting in an after- tax contribution to net income of $14 million or $0.14 per common share.

GAS  DISTRIBUTION  STATISTICS

The average rate bases for the gas distribution businesses were:

--------------------------------------------------
YEARS ENDING DECEMBER 31 ($MILLION)  2000   1999
RATE BASE
Union Gas                            2,867  2,733
Centra Gas BC                          429    400
PNG                                    172    170
Other                                   24     21
-----------------------------------  -----  -----
                                     3,492  3,324
===================================  =====  =====

POWER  GENERATION

The Company has interests in five operating natural gas fired cogeneration plants in Canada and is developing additional projects.

The  contribution  to  net  earnings  for  Power Generation  was:

---------------------------------------------------------
YEARS ENDED DECEMBER 31 ($MILLION)       2000  1999  1998
NET INCOME APPLICABLE TO COMMON SHARES     16    11     6
=======================================  ====  ====  ====

The increase in earnings in 2000 compared with 1999 is primarily due to revenue from the resale of gas at the McMahon Cogeneration Plant and the Lake Superior Cogeneration Plant and effective utilization of power transmission capacity in New England acquired in anticipation of the Bayside Power Project. Fiscal 2000 results also include a $3 million after-tax gain on the sale of the Company's 50% interest in the Liberty Electric Power Project. The 1999 results included a $3 million after-tax gain on the sale of the Company's 50% interest in the Fort Nelson powerline.

     The lower contribution to net earnings for Power Generation in 1998 was primarily due to the shutdown of the Fort Frances Cogeneration Plant due to a labour strike at Abitibi-Consolidated Inc., the steam host facility.

     In September 2000, Westcoast Energy entered into a letter of intent to sell its interests in four older operating power generation assets and the 100%-owned Island Cogeneration Project (ICP) currently under construction. Significant changes in the power and natural gas markets since the signing of this letter of intent have complicated the transaction. While negotiations are continuing, the outcome of these negotiations is uncertain. In the interim, strong market conditions have resulted in continued good performance of these assets.

     Demand for electric power continues to grow in North America and, in particular, in or near markets currently served by the Company's natural gas pipeline


16     Westcoast  Energy  Inc.

assets. As the power industry continues to deregulate, the commercial risk to which power producers will be exposed will continue to increase. Companies with power generating assets will be required to accept more merchant risk in power markets. The Company will continue to develop generation projects through investments in Canada and the United States.

     Engage Energy, the Company's marketing and trading affiliate, is working with Westcoast Power to assist in managing merchant power risk related to the Bayside Power Project, Frederickson Power Project and future projects.

ISLAND  COGENERATION  PROJECT

In September 2000, ICP completed construction and began commissioning of the $240-million 250-megawatt (MW) natural gas fired cogeneration unit, located at Norske Skog Canada's pulp and paper mill near Campbell River on Vancouver Island, British Columbia. The engineering, procurement and construction (EPC) contractor and turbine supplier for ICP has advised that required design changes to the turbine and difficulties with plant commissioning will delay the start-up of the project. As well, distillate firing capability, intended to be available at start-up, will be further delayed but will not prevent interim operations on natural gas. Current contractual arrangements require the EPC contractor to make certain payments to ICP as a result of these delays and the expected reduction in plant output and efficiency. ICP is currently in discussions with the EPC contractor regarding amendments to the existing contractual arrangements intended to facilitate interim operations of the plant. ICP anticipates that interim operations will begin early in the second quarter of 2001 with completion delayed until 2002.

BAYSIDE  POWER  PROJECT

The Bayside Power Project is repowering an existing 100 MW heavy fuel oil fired generating plant located in Saint John, New Brunswick into a natural gas fired combined cycle plant with a design capacity of 285 MW. The project is anticipated to cost approximately $165 million to construct. The project is over 90% complete and is now scheduled for a commercial in-service date late in the second quarter of 2001 due to ongoing project execution challenges faced by the EPC contractor and turbine supplier for the project. Current contractual arrangements require the EPC contractor to make certain payments to Bayside Power Project as a result of these delays.

     In August 2000, the Company sold 25% of its interest in the wholly owned Bayside Power Project for approximately $32 million and an option to participate in future site development under rights held by Irving Oil. The proceeds approximated net book value.

FREDERICKSON  POWER  PROJECT

Frederickson Power and the Bonneville Power Administration have entered into an agreement under which Frederickson Power has purchased, at a cost of US$25 million, a partially built and fully permitted 249-MW natural gas fired electricity generation project located between Tacoma and Olympia in the State of Washington. Gas turbine and steam turbine equipment has been secured and engineering and preliminary construction activities have commenced. The current plan calls for the electricity generating facility to begin operations in mid-2002 with estimated capital costs of $260 million.

     In  May  2000,  the  Company  sold  40% of its interest in the wholly owned
Frederickson  Power  Project.  The  proceeds  approximated  net  book  value.

LIBERTY  ELECTRIC  POWER  PROJECT

In  February  2000,  the  Company  sold  its 50% interest in the proposed 500-MW
Liberty Electric Power Project near Philadelphia, Pennsylvania, to Columbia Electric, the primary developer of the project, for $13 million, resulting in an after-tax gain of $3 million.

INTERNATIONAL

The operating businesses included in this business segment are power generation facilities located in Irian Jaya, Indonesia and Shanghai, China, as well as two projects in Mexico.

     The  contribution  to  net  earnings  for  International  was:

---------------------------------------  ----  ----  ----
YEARS ENDED DECEMBER 31 ($MILLION)       2000  1999  1998
NET INCOME APPLICABLE TO COMMON SHARES     29    15    16
=======================================  ====  ====  ====

Included in the fiscal 2000 results is the $8 million after- tax gain on the sale of the Company's 74% interest in the East Coast Power Project in Australia, offset by deferred income tax expense of $13 million arising from inflationary gains and the relative strength of the Mexican peso against the U.S. dollar. In addition, the income contribution from the P.T. Puncakjaya Power facilities investment increased due to increased capacity revenues and lower interest costs. Results in 1998 include the $8 million after-tax gain on the sale of the Company's interest in the Australian Eastern Gas Pipeline Project.

     The contributions from the two Mexican projects will continue to be impacted by deferred income taxes, which are dependent on the relative value of the Mexican peso to the U.S. dollar against the Mexican inflation rate.

     Given the opportunities available to the Company in North America, the Company is now focusing its international development activities on the Mexican energy sector.

INDONESIA  -  IRIAN  JAYA  POWER  PLANT

The Company has a 43% interest in P.T. Puncakjaya Power (PJP) which owns and operates approximately 388 MW of power generation capacity, a related transmission line and associated facilities providing electrical power to the Grasberg mine under a long-term contract.

     Payments to PJP are denominated in United States dollars and are payable in the United States. The Company is therefore effectively sheltered from fluctuations in the value of the Indonesian currency. The mine, operated by


POWER  GENERATION  PLANT  CAPACITY
----------------------------------
MEGAWATTS

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
372    372   372   422   422   422


                                                       Annual Report 2000     17

PT  Freeport Indonesia, is a low-cost producer of copper and also produces gold.

     Although Indonesia suffers from periodic political unrest, the mine, which is in a remote part of Indonesia, is a major contributor to the economy in the form of taxes and employment, and its operations have not been affected by recent events.

MEXICO  -  CANTARELL  NITROGEN  FACILITIES

The Company has a 20% interest in the Cantarell Nitrogen Facilities. The facilities, which cost $1.5 billion, sell nitrogen under a long-term take or pay agreement with Pemex Exploracion y Produccion (PEP), a subsidiary of the national oil company of Mexico, to enhance the production and recovery of oil from the Cantarell oil field located in the Bay of Campeche, Gulf of Mexico. The nitrogen supply contract with PEP provides for fixed capacity payments in United States dollars.

     Performance testing of the Cantarell Nitrogen Facilities was completed in December. The plant is in operation and has delivered to PEP the design capacity of 1,200 MMcf/d of nitrogen production.

     Limited recourse financing for $935 million of the $1.5-billion total project cost was secured in September 1999. As of February 1, 2001, the shareholders have contributed $531 million to the Cantarell Nitrogen Facilities. The Company's share of this investment is $115 million.

MEXICO  -  CAMPECHE  NATURAL  GAS  COMPRESSION  SERVICES  PROJECT

In August 1998, an international consortium, in which the Company has a 45% interest, was awarded a 5-year take or pay contract by PEP to provide 250 MMcf/d of offshore natural gas compression and liquids recovery services on a platform in the Cantarell oil field in the Bay of Campeche, Gulf of Mexico. The consortium is constructing and will own and operate the platform which has an estimated cost of $410 million. The fixed capacity charge payable by PEP under the take or pay contract is payable in United States dollars.

     The project has experienced construction delays due to weather-related problems and difficulties with the local contractor. While contractually the project is subject to penalties for late completion, a series of formal requests have been made to PEP to extend the contract in-service date. Formal contract extension has been agreed to by PEP on the first of these requests, extending the in-service date on a no- fault basis to September 5,2000. The subsequent extension requests are under review by PEP. The project is expected to begin service early in the second quarter of 2001.

CHINA  -  SHANGHAI  POWER  PLANT

The Company has a 32.5% interest in a captive power project to produce 50 MW of electrical power at the Baosteel Group Shanghai No. 1 Iron & Steel Company Ltd. facilities in China. The plant, which uses waste blast furnace gas as its primary fuel, cost approximately $75 million.

     The power plant commenced commercial operations on June 1, 2000, contributing net earnings of $2 million in 2000. Government approval for the transfer of project earnings and other project amounts out of China will be required. The Company has secured political risk insurance to cover its investment.

AUSTRALIA  -  EASTCOAST  POWER  PROJECT  AND  EASTERN  GAS  PIPELINE  PROJECT

In April 2000, the Company sold its 74% interest in the EastCoast Power Project to a subsidiary of Duke Energy for approximately $17 million, resulting in an after-tax gain of $8 million.

     In December 1998, the Company sold its 50% interest in the Eastern Gas Pipeline Project to a subsidiary of Duke Energy for approximately $27 million. The disposition resulted in a contribution to 1998 net earnings of $8 million after tax.

SERVICES

Included in this business segment are businesses that provide energy marketing, retail energy services, information technology and financial services.

The  contribution  to  net  earnings  for  Services  was:

----------------------------------  -----  -----  -----
Years ended December 31 ($million)  2000   1999   1998
NET INCOME (LOSS) APPLICABLE
TO COMMON SHARES
Energy Marketing                      35      4    (34)
Union Energy                           -    (38)   (12)
Westcoast Capita                      21      8      -
Enlogix                              (16)    (8)    (1)
NGX                                  5(1)     2      1
----------------------------------  -----  -----  -----
                                      45    (32)   (46)
                                    =====  =====  =====

(1) includes an after-tax gain of $4 million on the sale of 51% of the Company's interest in NGX

The increase in earnings in fiscal 2000 compared with 1999 and 1998 is primarily due to a strong performance by the energy marketing business and Westcoast Capital Corporation (Westcoast Capital), and a significant improvement at Union Energy. Fiscal 2000 results also include the after-tax gain of $4 million relating to the sale of 51% of the Company's interest in NGX. Results in 1998 reflected the Company's share of an unusual loss of $14 million after tax due to customer defaults at Engage Energy and losses on firm capacity contracts related to the Kern River and Northwest pipelines.

ENERGY  MARKETING

Engage Energy contributed net earnings in 2000 of $26 million, compared with $5 million in 1999 and a net loss of $26 million in 1998. Engage Energy achieved improved results year over year from structured natural gas and power transactions, improved risk management and a continued emphasis on cost containment. The significant improvement in the 2000 results is due to the addition of new gas and electric structured projects and successful trading operations. The price volatility in the North American natural gas and electric markets in the fourth quarter of 2000 created increased opportunities for trading


18     Westcoast  Energy  Inc.

and  structured  products.

     The increase in earnings for the energy marketing business is also in part due to the sale in the second quarter of 2000 of the capacity on the Kern River Pipeline, and a portion of the associated upstream capacity on Northwest
Pipeline, offset partially by a loss on the residual upstream capacity in the fourth quarter. All of the capacity on the Kern River Pipeline has now been permanently assigned to other parties, and as of the end of 2000, the Company holds only a small amount of remaining upstream capacity on Northwest Pipeline.

     Results for 2000 and 1999 reflect the adoption of mark-to-market accounting, effective January 1, 1999, for the Company's energy marketing operations. The cumulative effect of the initial adoption of mark-to- market accounting at January 1, 1999, offset by the unamortized energy contracts purchased to equalize the Company's ownership in Engage Energy, was recorded as a charge totalling $36 million against retained earnings.

     In October 2000, the Company and The Coastal Corporation terminated their Engage Energy joint venture and divided the operations into separate entities which will be owned and operated independently by each company. Details of the termination of the joint venture agreement are provided in Note 8 to the consolidated financial statements.

Energy  Marketing  Risk  Management

Energy Marketing operates in a competitive environment characterized by volatility and often by narrow margins. Engage Energy operates an energy merchant and trading business, in which its portfolio of physical and financial forward transactions has inherent market, credit and operations risks. The Company's risk management policy defines the methodology to be employed in measuring risks and the maximum daily risk exposure. The risks of the Company's energy marketing portfolio are monitored by an internal Risk Management Committee independent of energy trading activities to ensure compliance with Company standards. The Company monitors and manages its exposure to market risk through a variety of risk management techniques. The Company utilizes derivative and other financial instruments to manage the impact of market fluctuations on assets, liabilities or other contractual commitments.

UNION  ENERGY

Union Energy serves 1.1 million customers and operates 45 branches providing heating, ventilating and air conditioning sales and services. In addition, Union Energy offers customers rental and financing options.

     On January 1, 1999, Union Energy assumed operating responsibility for certain business and assets from Union Gas in retail merchandise and service programs. These assets relate to appliance sales and rental programs, appliance service work and merchandise financing. After a difficult start-up, Union Energy posted a loss of $38 million in 1999. Certain after-tax charges of $18 million such as the write-off of capitalized software costs, increases in bad debt reserve and inventory and computer equipment write-downs were responsible for a large portion of the weak performance.

     In 2000, Union Energy operated at break even. A decrease in operating costs and significant margin improvements contributed to the improved performance of the equipment rental businesses, which offset continuing losses in the heating, cooling and fireplace business.

WESTCOAST  CAPITAL

Westcoast Capital was established in April 1997 to provide selected financial services to complement the Company's other product offerings. Westcoast Capital's business is largely focused on energy-related investments and is divided into two distinct sectors, Retail Finance and Structured Finance. The Retail Finance business includes the financing and rental of household appliances to individual homeowners while the Structured Finance business includes the financing of capital equipment for businesses. In order to focus on the Retail Finance business of Westcoast Capital, the Company decided in the fourth quarter of 2000 to cease doing further Structured Finance business.

     Earnings in 2000 reflect growing operations and the early buyout of a gas transportation agreement in the first quarter of 2000; however, almost all of the increase is attributable to the favourable impact from substantively enacted corporate income tax rate reductions. The increase in earnings over 1998 is primarily related to the acquisition of the majority of the assets of Union Gas' retail merchandise finance and rental programs on January 1,1999.

     The portfolio of financial assets includes both a significant retail portfolio and a number of Structured Finance transactions. The growth of Westcoast Capital's Structured Finance portfolio continued in 2000 as the Company invested approximately $75 million in oil gathering and processing, gas compression and industrial equipment and volumetric prepayments.

     In 2000, Westcoast Capital received proceeds of approximately $360 million on the securitization of rental assets and asset-backed finance contracts to WestCap Trust. WestCap Trust, established to purchase assets from Westcoast Capital, now holds, after inclusion of reserves and purchases of asset-backed finance contracts previously made in 1999, assets in excess of $380 million. The proceeds were used to reduce external borrowings.

     Westcoast Capital is exposed to the risk that costs associated with funding fixed rate leasing and financing contracts will change in response to changing debt market conditions. This risk is monitored and, where deemed appropriate, various swap and hedging products are utilized to minimize losses to the portfolio of investments.

ENLOGIX

Enlogix Inc. (Enlogix) provides billing and customer information services to the energy and utility sectors,

ENERGY  MARKETING  NATURAL  GAS  MARKETED
-----------------------------------------
BILLION  CUBIC  FEET

1995  1996   1997   1998   1999   2000
----  -----  -----  -----  -----  -----
688   1,097  2,525  2,555  2,037  1,809


ENERGY  MARKETING  ELECTRIC  POWER  MARKETED
--------------------------------------------
MILLION  MEGAWATT  HOURS

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
              31    36    10    10


                                                       Annual Report 2000     19

OPERATING  CASH  FLOW
---------------------
$MILLION

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
384    543   522   448   499   641


OPERATING  CASH  FLOW  PER  COMMON  SHARE
-----------------------------------------
DOLLARS

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
4.41  5.50  5.10  4.24  4.38  5.50

providing 13 clients with billing services for their 3 million customers. Enlogix systems support clients in the regulated and unregulated gas, electric, water, and energy services sectors across North America. In December 2000, Enlogix completed a multi-year applications development agreement along with a comprehensive new marketing and sales agreement with SCT Utility Systems, Inc.
(SCT). Enlogix customer information service is based on SCT's billing software. Enlogix expects to reach sustainable monthly break-even results on operations by the end of 2002 and has set a three-year goal of increasing its customer base to 5 million.

     A net loss applicable to common shares of $16 million was incurred for the year ended December 31, 2000. Enlogix ceased capitalizing certain expenses relating to software development and commenced recording depreciation expense at the start of operations effective October 1, 1999. Consequently, the fiscal 2000 results reflect the impact of such changes. As well, Enlogix took over technical service operations from a contractor, which is expected to result in significant ongoing cost savings.

NGX

On March 31, 2000, the Company sold 51% of its natural gas exchange operation to OM Gruppen of Sweden, a European electronic exchange owner and operator, for $8 million, resulting in an after-tax gain of $4 million.

     In January 2001, the Company sold its remaining 49% interest in NGX to OM Gruppen, effective January 1,2001, for $10 million, resulting in an after-tax gain of $6 million in the first quarter of 2001.

COMPETITION

The services group operates in a highly competitive environment and in many cases competes for business against large and well-established firms. In some cases the services group depends on technology or market lead which can be overtaken by others. To compete successfully, the services group must maintain or grow its market position, focus on cost efficiency and look to innovative product leadership.

OTHER

This business segment includes corporate expenses, business development expenditures, corporate financing expenses and utilization of previous years' unrecorded tax losses.

     The contribution to net earnings for this segment was:

----------------------------------  -----  -----  -----
Years ended December 31 ($million)  2000   1999   1998
NET INCOME (LOSS) APPLICABLE
TO COMMON SHARES
Corporate financing                  (79)   (65)   (65)
Business development                  (5)   (11)   (15)
Other                                 34     (4)    15
----------------------------------  -----  -----  -----
                                     (50)   (80)   (65)
==================================  =====  =====  =====

Corporate financing expenses include preferred share dividends of $48 million, $45 million and $36 million in 2000, 1999 and 1998, respectively. Unallocated interest amounted to $31 million in 2000, relating to approximately $750 million of debt, compared with $20 million in 1999, relating to approximately $800 million of debt and $29 million in 1998, relating to approximately $1,050 million of debt. Results in 1998 include a foreign exchange gain of $9 million.

     As the result of a change in the accounting for income taxes, effective January 1, 2000, the deferred tax liabilities or assets are adjusted to reflect substantively enacted income tax rates. The decrease in net costs in 2000 compared with 1999 and 1998 is primarily due to the $34 million favourable impact of the corporate income tax rate reductions.

BUSINESS  DEVELOPMENT

Millennium  Pipeline  Projects

The Company has a 21% interest in the proposed Millennium Pipeline Project (Millennium) which is designed to deliver 700 MMcf/d of natural gas from southwest Ontario to New York City and other markets in the eastern United States. The 611-kilometre pipeline is expected to cost approximately $1 billion.

     The Millennium West Pipeline Project (Millennium West), in which the Company has a 100% interest, is a proposed $172-million, 75-kilometre pipeline from Union Gas' existing pipeline system and storage facilities at the Dawn hub in Ontario to the shore of Lake Erie northwest of Patrick Point, Ontario. Millennium West is intended to interconnect with another proposed pipeline that would cross Lake Erie to connect to Millennium.

     As of December 31, 2000 the Company had an investment of $17 million in these development projects. The Millennium partners continue to pursue the necessary United States regulatory approvals. In addition, for this project to proceed, long term market commitments are required to advance the project. As a result of delays in obtaining United States approvals for Millennium, Millennium West has requested and the NEB has agreed to a temporary delay in the commencement of the hearing on the project's application for NEB approval until the required United States approvals have been received for Millennium.

LIQUIDITY  AND  CAPITAL  RESOURCES

CASH  GENERATED  FROM  OPERATIONS

Cash generated from operations was $573 million for the year ended December 31, 2000, compared with $456 million and $502 million in 1999 and 1998, respectively. The increase in cash generated from operations in 2000 is primarily attributable to higher net income in 2000, the result of a solid performance from the British Columbia Pipeline and Field Services divisions, improved results from the services businesses, and higher contributions from international projects.


20     Westcoast  Energy  Inc.

     The contribution to consolidated operating cash flow after non-cash working capital changes by business segment was:

---------------------------------------------------------
Years ended December 31 ($million)    2000   1999   1998
CASH FLOW FROM OPERATING ACTIVITIES
Transmission & Field Services          299    238    234
Gas Distribution                       285    246    283
Power Generation                        32     25     25
International                           77     38     30
Services                                22     14    (65)
Other                                  (74)   (62)   (59)
------------------------------------  -----  -----  -----
Operating cash flow                    641    499    448
Non-cash working capital changes       (68)   (43)    54
------------------------------------  -----  -----  -----
                                       573    456    502
====================================  =====  =====  =====

Over the last 18 months, the average cost of natural gas has increased substantially which has resulted in increased working capital financing requirements and related costs for accounts receivable and gas inventory and may give rise to higher bad debt costs.

INVESTING  ACTIVITIES

The year 2000 represents the final year of a three-year, $4- billion capital expansion and investment program. In 2000, capital expenditures and investments totalled approximately $1.3 billion. Capital expenditures amounted to $747 million in 2000 compared with $1,305 million in 1999 and $911 million in 1998. The majority of capital spending in fiscal 2000 and 1999 is related to four projects, M&NP, Alliance, Vector and ICP, as well as Union Gas. Capital expenditures in 1998 were primarily related to higher activity with respect to projects under development such as the M&NP, the Cantarell Nitrogen Facilities and the Shanghai Power Plant.

     The multi-year expansion program in which the Company has been engaged is nearing completion and capital spending is returning to more normal levels. The Company's planned capital spending program for 2001 is currently projected to total $750 million. The planned spending for 2001 is primarily for the British Columbia Pipeline and Field Services divisions, Union Gas and the Frederickson Power Project. The Company also purchased the additional 50% interest in Empire for a purchase price of US$75 million in the first quarter of 2001. The Company anticipates that most of its capital program can be met from internally generated funds.

     The Company's 2000 acquisitions include the purchase of the additional 50% interest in Engage Energy Canada L.P. Acquisitions in 1999 consisted of the purchase of 13 HVAC businesses and a 30% interest in Vector, while 1998 reflects the acquisition of 15 HVAC businesses, and additional interests in Alliance and ICP. Investing activities in 2000 also reflect cash provided by the dispositions of interests in NGX, EastCoast Power Project, Bayside Power Project, Liberty Electric Power Project and Frederickson Power Project. The sale of certain rental assets and asset-backed finance contracts by Westcoast Capital provided cash proceeds of approximately $360 million in 2000. Investing activities in 1999 reflect cash provided by the disposition of Centra Gas Manitoba, the Company's interest in the Fort Nelson powerline joint venture and the sale of certain asset- backed finance contracts by Westcoast Capital. Investing activities in 1998 reflect the sale of the Company's interest in the Australian Eastern Gas Pipeline Project and Centra Gas Alberta.

FINANCING  ACTIVITIES

The Company, its subsidiaries and joint ventures have the ability to draw on operating lines of credit in excess of $1,500 million with commercial banks. These operating lines of credit enable the Company, its subsidiaries and joint ventures to borrow directly from the banks, to issue bankers' acceptances and to support commercial paper programs.

     The Company, its subsidiaries and joint ventures make use of short term indebtedness to finance working capital as well as provide interim financing in advance of long term debt or equity issues. At times, the resulting consolidated short term indebtedness and the portion of long term debt due within one year result in negative working capital.

     In 2000, from the issuance of long term debt and common equity and the addition of new bank facilities, the Company, its subsidiaries and joint ventures raised cash of $856 million (1999 - $1,083 million; 1998 - $1,484 million). In January 2000, the Company raised $150 million from the issue of 7.20% Medium Term Note Debentures, Series 7 and in June 2000, Union Gas raised $185 million from the issue of 7.20% Medium Term Note Debentures, Series 2. In June 2000, WEI Holdings (US) Inc., a wholly owned subsidiary of the Company, arranged a US$150-million term credit facility. In November 2000, the Company issued 4,000,000 common shares for cash under a public offering at a price of $32.25 per share, thereby increasing common stock by $129 million. The net proceeds of the common stock issuance were used to retire commercial paper previously issued by the Company, pre-fund the planned acquisition of the additional 50% interest in Empire in New York State and other corporate purposes.

     The Company issues common shares through its Dividend Reinvestment and Share Purchase Plan. Common shares issued under the Plan increased common stock by $50 million in 2000 compared with $55 million in 1999 and $51 million in 1998.

     Details of long term debt, preferred share issues and common share issues are provided in Notes 2, 6, and 7, respectively, to the consolidated financial statements.

     In 1999, and continuing into 2000, a concern developed about the emerging difficulty of attracting capital to the pipeline and utility sector at an appropriate cost in order to fund growth. Regulators at the federal and provincial level have, over the past few years, reduced the

LONG  TERM  DEBT  ISSUED
------------------------
$MILLION

1995   1996  1997  1998  1999  2000
-----  ----  ----  ----  ----  ----
1,137   471   252   965   752   672


COMMON  SHARES  ISSUED
----------------------
$MILLION

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
30     258    58   274    59   184


PREFERRED  SHARES  ISSUED  (NET)
--------------------------------
$MILLION

1995  1996  1997  1998  1999  2000
----  ----  ----  ----  ----  ----
       197   123   141   146


                                                       Annual Report 2000     21
approved rates of return for the regulated utility parts of the Company and its industry.

     The rates of return prescribed by regulators in Canada are significantly lower than those in the United States and lower than the level believed to be necessary to attract appropriate future investment capital to the pipeline and utility sector.

NEW  ACCOUNTING  PRONOUNCEMENTS

Earnings  Per  Share

In December 2000 the CICA issued a new standard, Section 3500 of the CICA Handbook "Earnings Per Share," which brings Canadian requirements in line with U.S. standards. It requires the presentation of basic and diluted earnings per share figures for net income on the Statements of Operations. Under the new standard the treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilutive effect of warrants and options.

     The new standard is effective for fiscal years beginning on or after January 1, 2001. While early adoption is permitted, the Company will adopt the standard in fiscal 2001. Comparative periods presented will be restated to conform with the above recommendations. Based on the 2000 financial results, the impact of adopting Section 3500 would result in diluted earnings per common share of $2.75, compared with $2.70 under the current standard as disclosed in
Note  3  to  the  consolidated  financial  statements.

MARKET  OUTLOOK

Natural gas continues to be an efficient and environmentally acceptable form of energy. The past year's increases in the market price of natural gas have caused some industrial users of gas to switch to other forms of energy or to suspend or move operations. Supply is expected to increase in response to recent price increases which will restore the competitive position of natural gas relative to other fuels. Accordingly, the demand for gas is expected to continue to grow.

     Shortages of electric power in regions of Canada and the United States demonstrate a need for additional electric generating capacity. Gas fired generation is capital cost efficient, environmentally more acceptable than other alternatives and relatively faster to develop and construct. It is expected that gas fired generation will continue to be a leading source of incremental power in North America and will continue to drive growing demand for natural gas.

     New energy technologies such as fuel cells, micro- turbines and other forms of distributed generation generally use natural gas as a fuel source. Further development of these technologies is expected to continue to support the use of natural gas as a primary source of energy.

     The increase in market prices in the past year has been the result of slower than expected supply growth combined with strong demand growth. While additional infrastructure has been completed to support the delivery of natural gas to markets, the supply response from the traditional producing regions has been slower than originally anticipated. However, higher gas prices have resulted in increased exploration and development both in traditional producing regions and in new producing regions such as off the coast of Nova Scotia and in the southern Northwest Territories. In addition, the industry is considering the development of pipeline facilities to allow the development of large proven reserves in Alaska and potential reserves in the Mackenzie Delta. In the medium and longer term, supply of natural gas is not expected to be a limiting factor in the use of natural gas as an important energy source in North America.

     In the near term, incremental pipeline infrastructure has been completed in advance of a full increase in supply. As a result, surplus pipeline capacity will exist until the gas supply response catches up to the current level of delivery capacity and demand.

     The regulatory environment in Canada continues to evolve to one of less financial regulation. This evolution in regulatory direction is resulting in higher risk; however, it is also providing opportunities for higher returns and for utility companies to be more flexible in responding to competitive pressures.

     The outlook for the Company's key businesses is positive as Canadian sourced gas takes on a larger share of total North American supply. The Company's assets are well situated to benefit from increased demand for Canadian gas.


22     Westcoast  Energy  Inc.

MANAGEMENT  RESPONSIBILITY  FOR  FINANCIAL  REPORTING

The consolidated financial statements and all information in this report have been prepared by and are the responsibility of management. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada and include certain estimated amounts which are based on informed judgements to ensure fair representation in all material respects. When alternative accounting methods exist, management has chosen those it considers most appropriate.

     Management depends upon the Company's system of internal controls and formal policies and procedures to ensure the consistency, integrity and reliability of accounting and financial reporting, and to provide reasonable assurance that assets are safeguarded and that transactions are properly executed in accordance with management's authorization. Management is also supported and assisted by a program of internal audit services.

     The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and for final approval of the consolidated financial statements. The Board of Directors performs this responsibility primarily through its Audit Committee.

     The Audit Committee is comprised solely of directors who are not employees of the Company or of its subsidiaries. The Audit Committee meets regularly with management, the internal auditors and the shareholders' auditors to review the consolidated financial statements, the Auditors' Report and other auditing and accounting matters to ensure that each group is properly discharging its responsibilities.

     Ernst & Young LLP, Chartered Accountants, the shareholders' auditors, have full and free access to the Audit Committee, as does the Director of Internal Audit Services. The Audit Committee reports its findings to the Board of Directors.

     Ernst & Young LLP has performed an independent audit of the consolidated financial statements in this report. Their independent professional opinion on the fairness of these consolidated financial statements is included in the Auditors' Report.

February  15,  2001

M.E.J.Phelps                               G.M.Wilson

Chairman and Chief Executive Officer       Executive Vice President and Chief
                                           Financial  Officer


AUDITORS'  REPORT

To  the  Shareholders  of  Westcoast  Energy  Inc.

We have audited the consolidated balance sheets of Westcoast Energy Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations, retained earnings and cash flow for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flow for each of the years in the three year period ended December 31, 2000 in accordance with accounting principles generally accepted in Canada.


"signed  Ernst  &  Young  LLP"

Chartered  Accountants
Vancouver,  Canada
February  15,  2001


                                                       Annual Report 2000     23

CONSOLIDATED  STATEMENTS  OF  OPERATIONS
FOR  THE  YEARS  ENDED  DECEMBER  31



-------------------------------------------------------------------------
$MILLION, EXCEPT FOR SHARE DATA                 2000     1999     1998
OPERATING REVENUES                               8,955    6,265    7,376
                                                -------  -------  -------
OPERATING EXPENSES
Cost of sales                                    6,755    4,258    5,473
Operation and maintenance                          801      826      731
Depreciation                                       426      401      364
Taxes - other than income taxes                    158      157      158
                                                -------  -------  -------
                                                 8,140    5,642    6,726
                                                -------  -------  -------

OPERATING INCOME                                   815      623      650
OTHER INCOME
Equity earnings                                     44       22        4
Foreign exchange gain (loss)                        10        1       (3)
Allowance for funds used during construction         7       34       19
Investment and other income                        107      149       79
                                                -------  -------  -------
                                                   983      829      749
                                                -------  -------  -------

OTHER EXPENSES
Interest (Note 2)                                  516      499      488
Other                                               11        7        9
                                                -------  -------  -------
                                                   527      506      497
                                                -------  -------  -------

INCOME BEFORE UNDERNOTED ITEMS                     456      323      252
                                                -------  -------  -------

INCOME TAXES (NOTE 4)
Current                                            104       79      125
Deferred                                           (46)     (33)     (77)
                                                -------  -------  -------
                                                    58       46       48
                                                -------  -------  -------

                                                   398      277      204
NON-CONTROLLING INTEREST                            10       10        6
                                                -------  -------  -------
NET INCOME                                         388      267      198
PROVISION FOR DIVIDENDS ON PREFERRED SHARES         48       45       37
                                                -------  -------  -------
NET INCOME APPLICABLE TO COMMON SHARES             340      222      161
                                                =======  =======  =======
COMMON SHARES - WEIGHTED AVERAGE (MILLION)         117      114      105
EARNINGS PER COMMON SHARE - BASIC (NOTE 3)      $ 2.92   $ 1.95   $ 1.53
DIVIDENDS PER COMMON SHARE                      $ 1.28   $ 1.28   $ 1.26

See accompanying notes


24     Westcoast  Energy  Inc.

CONSOLIDATED  STATEMENTS  OF  CASH  FLOW
FOR  THE  YEARS  ENDED  DECEMBER  31


--------------------------------------------------------------------------------
$MILLION, EXCEPT FOR SHARE DATA                       2000     1999      1998

OPERATING ACTIVITIES
Net income                                              388       267       198
Add (deduct) items to reconcile to net cash
Non-controlling interest                                 10        10         6
Deferred income taxes                                   (46)      (33)      (77)
Depreciation and amortization                           431       396       370
Net assets from price risk management activities        (67)      (13)        -
Equity earnings                                         (44)      (22)       (4)
Other                                                   (31)     (106)      (45)
                                                      ------  --------  --------
Operating cash flow                                     641       499       448
Non-cash working capital changes (Note 5)               (68)      (43)       54
                                                      ------  --------  --------
                                                        573       456       502
                                                      ------  --------  --------

INVESTING ACTIVITIES
Additions to fixed assets                              (747)   (1,305)     (911)
Acquisitions (Note 8)                                   (66)      (39)     (137)
Dispositions (Note 9)                                   501       255        88
Investments and other                                  (471)      (48)      (85)
                                                      ------  --------  --------
Net cash used by investing activities                  (783)   (1,137)   (1,045)
                                                      ------  --------  --------

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                 55       102       (80)
Long term debt additions                                663       809       916
Long term debt repayments                              (404)     (240)     (586)
Preferred shares issued (Note 6)                          -       272       145
Preferred shares redeemed (Note 6)                        -      (126)       (4)
Common shares issued (Note 7)                           184        59       274
Non-controlling interest preferred shares issued          -         -       100
Dividends paid                                         (197)     (191)     (170)
Dividends paid to non-controlling interest               (8)      (10)       (5)
                                                      ------  --------  --------
Net cash provided by financing activities               293       675       590
                                                      ------  --------  --------

INCREASE (DECREASE) IN CASH AND SHORT
  TERM INVESTMENTS DURING THE YEAR                       83        (6)       47
CASH AND SHORT TERM INVESTMENTS, BEGINNING OF YEAR      101       107        60
                                                      ------  --------  --------
CASH AND SHORT TERM INVESTMENTS, END OF YEAR            184       101       107
                                                      ======  ========  ========
OPERATING CASH FLOW PER COMMON SHARE (Note 3)         $5.50   $  4.38   $  4.24

See accompanying notes


                                                       Annual Report 2000     25

CONSOLIDATED  BALANCE  SHEETS
DECEMBER  31


-----------------------------------------------------------------------
$MILLION                                                 2000    1999
ASSETS

CURRENT ASSETS
Cash and short term investments                             184     101
Accounts receivable
  Trade                                                   1,330     890
  Other                                                     103     111
Deferred income taxes (Note 4)                               15       -
Assets from price risk management activities (Note 12)    1,340     111
Inventory                                                   554     435
Prepayments                                                  20      29
                                                         ------  ------
                                                          3,546   1,677
                                                         ------  ------

INVESTMENTS (Note 13)                                       970     454
                                                         ------  ------
DEFERRED INCOME TAXES (Note 4)                              306       -
                                                         ------  ------
ASSETS FROM PRICE RISK MANAGEMENT ACTIVITIES (Note 12)      561     186
                                                         ------  ------

FIXED ASSETS (Notes 2 and 14)
Plant, property and equipment                            12,589  12,096
Less accumulated depreciation                             3,222   2,988
                                                         ------  ------
                                                          9,367   9,108
                                                         ------  ------

DEFERRED CHARGES AND OTHER ASSETS (Note 16)                 377     352
                                                         ------  ------


                                                         15,127  11,777
                                                         ======  ======


On  behalf  of  the  Board:


"signed Michael E.J. Phelps"            "signed Arthur H. Willms"
Director                                Director


26     Westcoast  Energy  Inc.

-----------------------------------------------------------------------------
$MILLION                                                      2000    1999
LIABILITIES

CURRENT LIABILITIES
Bank indebtedness (Note 15)                                      834     779
Accounts payable and accrued liabilities
  Trade                                                        1,233     737
  Other                                                          180     225
Income and other taxes payable 66 36
Deferred income taxes (Note 4)                                    35       -
Liabilities from price risk management activities (Note 12)    1,223     100
Interest on debt                                                  89      94
Long term debt due within one year (Note 2)                      209     322
                                                              ------  -------
                                                               3,869   2,293
                                                              ------  -------

LIABILITIES FROM PRICE RISK MANAGEMENT ACTIVITIES (Note 12)      612     175
                                                              ------  -------
LONG TERM DEBT (Note 2)                                        5,971   5,550
                                                              ------  -------
DEFERRED INCOME TAXES (Note 4)                                   880     333
                                                              ------  -------

NON-CONTROLLING INTEREST
  Preferred                                                      130     130
  Common                                                          36      36
                                                              ------  -------
                                                                 166     166
                                                              ------  -------

PREFERRED SHAREHOLDERS' EQUITY

PREFERRED STOCK (Note 6)                                         865     865
                                                              ------  -------

COMMON SHAREHOLDERS' EQUITY

COMMON STOCK (Note 7)                                          1,944   1,755
CUMULATIVE TRANSLATION ADJUSTMENT (Note 17)                       17      (1)
RETAINED EARNINGS                                                803     641
                                                              ------  -------
                                                               2,764   2,395
                                                              ------  -------
                                                              15,127  11,777
                                                              ======  =======

COMMITMENTS AND CONTINGENCIES (Notes 2,12,18 and 20)

See  accompanying  notes


                                                       Annual Report 2000     27

Consolidated  Statements  of  Retained  Earnings
For  the  years  ended  December  31


---------------------------------------------------------------------
million                                          2000   1999   1998

RETAINED EARNINGS, BEGINNING OF YEAR               641    643    623

NET INCOME                                         388    267    198
Share issue costs (Notes 6 and 7)                   (3)    (4)    (8)
Change in accounting for income taxes (Note 1)     (25)   - -
Adoption of mark-to-market accounting (Note 1)       -    (36)     -
Transfer of retail services business (Note 10)       -    (38)     -
                                                 ------  -----  -----
                                                 1,001    832    813
                                                 ------  -----  -----

DIVIDENDS
Common shares                                      150    146    133
Preferred shares                                    48     45     37
                                                 ------  -----  -----
                                                   198    191    170
                                                 ------  -----  -----

RETAINED EARNINGS, END OF YEAR                     803    641    643
                                                 ======  =====  =====

See accompanying notes


28     Westcoast  Energy  Inc.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2000


1.  ACCOUNTING  POLICIES

ACCOUNTING  PRINCIPLES

The Company is incorporated under the laws of Canada and prepares its financial statements in accordance with accounting principles generally accepted in Canada which, as applied in these financial statements except as described in Note 22, conform in all material respects with accounting principles generally accepted in the United States. The consolidated financial statements are presented in Canadian dollars.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of joint venture investments.

MAJOR SUBSIDIARIES (A)(WHOLLY OWNED UNLESS OTHERWISE INDICATED)  MAJ OR JOINT VENTURES
Westcoast Gas Holdings Inc.                                      Foothills Pipe Lines Ltd. - 50% owned
Westcoast Gas Inc.                                               Empire State Pipeline - 50% owned
UEI Holdings Inc.                                                Maritimes & Northeast Pipeline Limited
Westcoast Gas Services Inc.                                         Partnership - 37.5% owned
Centra Gas Holdings Inc.                                         Maritimes & Northeast Pipeline, L.L.C. - 37.5% owned
Centra Gas Utilities Inc.                                        McMahon Cogeneration Plant - 50% owned
Union Gas Limited                                                Lake Superior Power Limited Partnership - 50% owned
Centra Gas British Columbia Inc.                                 Whitby Cogeneration Limited Partnership
Pacific Northern Gas Ltd. - 41% owned,                              - 50% owned
   including 100% of the voting shares                           P.T. Puncakjaya Power - 43% owned
Engage Energy (Note 8)                                           Cantarell Nitrogen Facilities - 20% owned
Westcoast Power Holdings Inc.                                    Campeche Natural Gas Compression Services Project
Westcoast Power Inc.                                                - 45% owned (Note 20)
Westcoast Energy International Inc.
Westcoast Capital Corporation
Westcoast Energy Risk Inc.
Enlogix Inc.

(a) In 1999 and 1998, respectively, the Company sold its wholly owned subsidiaries Centra Gas Manitoba Inc. and Centra Gas Alberta Inc. (Note 9)

For interests acquired or disposed of during the year, purchase accounting is applied on a prospective basis from the date of the transaction.

REVENUE  RECOGNITION

The Company recognizes revenue when the service has been performed or delivered or when it is available for delivery under take-or-pay contracts. Revenue from the sale of goods is recognized when the products have been delivered.

     Gas sales are recorded on the basis of meter readings plus an estimate of customer usage since the last meter reading date prior to the end of the year.

     Revenues derived from selling power and steam are recognized as service is provided at the rates defined in the individual power sale agreements.

     For the Company's energy marketing operations, revenues arising from the sale of physical natural gas and electric power are recognized in the period of delivery. See Price Risk Management for the revenue recognition policy on risk management activities for energy marketing operations.

     Rental income from assets under operating leases is recognized over the term of the lease on a straight-line basis. Interest income related to finance receivables is recognized on an accrual basis to provide a constant effective yield on the net investment in the receivables.


                                                       Annual Report 2000     29

PRICE  RISK  MANAGEMENT

Certain of the Company's operations engage in price risk management activities to manage exposure to changes in the market prices of natural gas, electric power, interest rates, foreign currency exchange rates and transportation contracts.

     The cash flow impact of financial instruments is reflected as cash flows from operating activities in the Consolidated Statements of Cash Flow.

ENERGY  MARKETING

Effective January 1, 1999, the Company adopted mark-to-market accounting for the Company's energy marketing operations. This accounting policy change has been applied on a cumulative retroactive basis without restatement of individual prior years. The impact of the accounting change on retained earnings as at January 1,1999 is as follows:

---------------------------------------------------------
($MILLION)                                          1999
Assets from price risk management activities
  Current                                            198
  Long term                                          141
Liabilities from price risk management activities
  Current                                           (188)
  Long term                                         (141)
Unamortized energy contracts                         (58)
Other unamortized energy contracts                    (3)
Deferred income taxes                                 15
                                                    -----
Retained earnings                                    (36)
                                                    =====

Under the mark-to-market method of accounting, all physical and financial marketing transactions are recorded at market value, net of any premiums/discounts or future physical delivery related costs, and are shown as Assets and Liabilities From Price Risk Management Activities on the Consolidated Balance Sheets. Unrealized gains and losses from newly originated contracts, contract restructurings and the impact of price movements are recorded in Operating Revenues in the Consolidated Statements of Operations. Changes in the assets and liabilities from price risk management activities result primarily from changes in the valuation of the portfolio of contracts, maturity and settlement of contracts and newly originated transactions. The market prices used to value these transactions reflect management's best estimate considering various factors including closing exchange and over-the-counter quotations, time value and volatility factors underlying the commitments. The values are adjusted to reflect the potential impact and associated costs of liquidating the Company's position in an orderly manner over a reasonable period of time under present market conditions.

NON-TRADING  ACTIVITIES

Derivative and other financial instruments are also utilized in connection with non-trading activities. The Company enters into forward, future, swap and option contracts to manage the impact of market fluctuations on assets, liabilities, or other contractual commitments. The Company defers the impact of changes in the market value of these contracts until such time as the associated transaction is completed.

FOREIGN  CURRENCY

The Company's foreign businesses maintain their accounts in United States dollars or local currency. These businesses are operationally and functionally self-sustaining and accordingly, the assets and liabilities are translated into Canadian dollars at the year-end exchange rate, and revenues and expenses are translated into Canadian dollars at the average exchange rate for the year. The resulting unrealized cumulative translation gains or losses are deferred as a separate component of common shareholders' equity.

     For development expenditures applicable to foreign businesses, costs are translated into Canadian dollars at the prevailing exchange rate as incurred.

     Funds on deposit with banks and current liabilities payable in United States dollars have been translated into Canadian dollars at the year-end exchange rate. Any resulting gain or loss is reflected in income.

     The Company enters into foreign currency swaps to manage certain foreign currency risks.


30     Westcoast  Energy  Inc.

CASH  AND  SHORT  TERM  INVESTMENTS

Short term investments, consisting of money market instruments with original maturities of three months or less, are considered to be cash equivalents and are recorded at cost, which approximates current market value.

INCOME  TAXES

Effective January 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants (CICA) with respect to accounting for income taxes. This accounting policy change has been applied on a cumulative retroactive basis without restatement of individual prior years. The effect of adopting the liability method of tax allocation on retained earnings as at January 1,2000 is as follows:

---------------------------------------
($million)                        2000

Deferred income tax assets
  Current                           14
  Long term                        253
Deferred income tax liabilities
  Current                           (4)
  Long term                       (594)
Fixed assets                       292
Deferred charges                    14
                                  -----
Retained earnings                  (25)
                                  =====

For the year ended December 31, 2000, application of the recommendations decreased pre-tax income by $18 million because of increased depreciation expense resulting from the requirement to report assets acquired in prior business combinations at their pre-tax amounts.

     Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes for non-regulated businesses. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

     Rate-regulated businesses of the Company continue to use the income taxes currently payable method as directed by the regulators and as permitted under the new recommendations. Under the income taxes currently payable method, no provisions are made for income taxes deferred as a result of differences in timing between the treatment for income tax and accounting purposes of various income and expenditure items.

INVENTORY

Materials and supplies are valued at the lower of average cost or net realizable value. Natural gas inventories are valued at costs approved by the regulators.

INVESTMENTS

Investments in which the Company exercises significant influence, but not control or joint control, are accounted for by the equity method. Other investments are carried at cost, net of write downs for declines in value that are other than temporary in nature. Finance contracts represent customer financing for the purchase of natural gas appliances which are due over periods of up to 10 years.

LEASES

Certain equipment is leased on terms which transfer substantially all of the benefits and risks of ownership to customers, and accounted for as direct financing leases. Finance income is recognized over the term of the lease in a manner that produces a constant rate of return on the lease investment.

     Assets under operating leases are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.


                                                       Annual Report 2000     31

FIXED  ASSETS

Plant, property and equipment are recorded at cost. In accordance with normal utility practice, the cost of utility plant, property and equipment includes an allowance for funds used during construction. For non-regulated businesses, interest costs incurred during construction are capitalized as part of the cost of the asset.

     Assets employed in utility businesses are depreciated on the straight-line basis at rates approved by regulatory authorities. Power generation facilities are depreciated on a unit of production basis. Other non-utility assets are depreciated on the straight-line basis. The rates used resulted in a composite rate of 3.5% for the year ended December 31, 2000 (for the year ended December 31,1999 - 3.4%, for the year ended December 31,1998 - 3.3%).

     For some of the Gas Distribution businesses, the regulators have authorized the recovery over time of anticipated future removal and site restoration costs. For the other utility businesses, the regulators have not yet directed that future removal and site restoration costs be accrued. Upon retirement or sale of items of utility plant, property or equipment, the original costs associated with such items are charged against the applicable accumulated depreciation accounts and the cost of removal net of proceeds of disposal are charged to accumulated depreciation.

     The cost of fixed assets is reduced by contributions and grants in aid of construction received from customers and from governmental bodies in support of specific pipeline and distribution facilities.

CAPITALIZATION  AND  MAINTENANCE

Maintenance and repairs are charged to expense accounts when incurred. The costs of major replacements, extensions or improvements are capitalized as plant, property and equipment. For power generation facilities, provisions for major maintenance and gas turbine overhauls are accrued annually.

DEFERRED  CHARGES

Costs as required or permitted by the regulators have been deferred to be recovered from future revenues. Certain regulatory deferrals are subject to future decisions by the relevant regulators who will determine the treatment to be given the various items.

     Costs incurred for development projects which benefit future periods are deferred and upon commencement of operations are amortized on a straight-line basis over the expected period of benefit, or expensed upon abandonment of the project.

     Costs related to long term debt are deferred and amortized on a straight-line basis over the term of the respective debt issues.

GOODWILL

Goodwill represents the excess cost of an investment over the fair value of the net assets acquired and is amortized on a straight-line basis over a maximum period of 20 years. Goodwill will be written down to net recoverable value if declines in value, considered to be other than temporary, occur based upon expected undiscounted cash flows.

EMPLOYEE  BENEFIT  PLANS

Effective January 1, 2000, the Company adopted, on a prospective basis, the new recommendations of the CICA with respect to accounting for employee future benefits. The new recommendations modify the previous CICA requirements for pension costs and obligations and apply the modified requirements to non-pension benefits. Under the new recommendations, the Company will replace pay-as-you-go method of accounting for post-retirement benefits other than pensions with accrual accounting that recognizes the liability and expense for the period when the benefits are earned, not received. The new recommendations for accounting for employee future benefits do not impact certain rate-regulated businesses of the Company, which continue with pay-as-you-go accounting as directed by the regulators. The effect of adopting the new recommendations was to decrease 2000 pre-tax income by approximately $14 million.

     Under the new recommendations, the Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The plan assets are valued at fair value.

     Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

     The average remaining service period of the active employees covered by the pension plans is 17 years. The average remaining service period of the active employees covered by the other retirement benefits plans is 17 years.

     For defined contribution plans maintained by the Company, contributions payable by the Company are expensed as pension costs.


32     Westcoast  Energy  Inc.

REGULATION

Certain operations of the Company are engaged in utility businesses which are subject to regulation by federal, provincial or state agencies within Canada and the United States. The regulatory authorities exercise statutory authority over matters such as rate of return, natural gas exports, construction and operation of natural gas facilities, accounting practices and rates, tolls and charges. The regulatory rates of return on common equity applicable to utility businesses are:

For  the  years  ended  December  31  (percent)

---------------------------------------------------------------------------------------------------------
                                      Equity Component of Rate Base         Return on Common Equity
                                   ----------------------------------  ----------------------------------
                                      2000        1999        1998       2000         1999       1998
Westcoast Energy Inc.
     - Pipeline                            30          30          30         (a)         (a)         (a)
     - Field Services                    38.4        38.6        38.6         (a)         (a)         (a)
Foothills Pipe Lines Ltd.                  30          30          30        9.90        9.58       10.21
Empire State Pipeline                      40          40          40       12.50       12.50       12.50
Union Gas Limited (b)                      35          35          34        9.61        9.61       10.53
Centra Gas British Columbia Inc.           35          35          35        8.42        7.76        8.59
Pacific Northern Gas Ltd.                  36          36          36       10.25       10.00       10.75
Maritimes & Northeast Pipeline             25          25          25       13-14       13-14       13-14
Alliance Pipeline                          30          30          30   10.9-11.2   10.9-11.2   10.9-11.2
Vector Pipeline (recourse rates)           30          30           -       14.00       14.00           -

(a) In 1998, the Company and its major customers agreed to a framework for light-handed regulation of the gathering and processing facilities which are regulated by the National Energy Board (NEB).The framework became effective immediately upon approval by the NEB in June 1998.

     The framework defines the principles under which the Company negotiates service contracts individually with new and existing shippers, including tolls applicable to gathering and processing services. Consistent with these principles, the Company is responsible for the utilization of its gathering and processing assets.

     Transmission services continue to operate under the multi-year incentive-based toll settlement (effective from 1997 to 2001) approved by the NEB in August 1997.

(b) The Company has filed an application with the Ontario Energy Board (OEB) for an order approving rates for the year 2000 and thereafter in accordance with a performance based regulation mechanism. The application also sought an order from the OEB approving the unbundling of certain rates charged for the sale, distribution, transportation and storage of natural gas. The hearing for this application concluded in August 2000, but a decision has not yet been rendered by the OEB. Revenue in 2000 includes an assumption for cost pass-through and other items based upon previous regulatory practice. The full impact of the decision, which is not certain, will be accounted for at the date of the regulatory decision.

GAIN  ON  SALE  OF  FINANCE  ASSETS

The Company periodically sells certain of its asset-backed finance contracts to securitization vehicles. Securitization transactions are accounted for as sales of finance contracts. These sales are non-recourse to the Company except to the extent of the Company's retained interest in these securitization vehicles. These transactions result in the removal of the finance contracts from the Company's Consolidated Balance Sheets, the recording of assets received and a gain on sale when the significant risks and rewards of ownership are transferred to the purchaser. The assets received are generally cash and a retained interest in the cash flow of the finance contracts sold. Such retained interest is recorded at estimated fair value and may include cash collateral accounts, excess spread assets, and securities backed by the finance contracts sold. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized finance contracts and the amount of an arm's length servicing fee.

     Any gains resulting from securitization transactions are deferred and amortized over the expected life of the securitized portfolio.

     Income is earned on the securitization investments on an accrual basis. The carrying value of this asset is reduced, as required, based on changes in the Company's share of the estimated credit losses and the effects of changes in the payment rate on the securitized finance contracts. The Company continues to manage the securitized finance contracts and recognizes income equal to an arm's length servicing fee over the term of the securitized finance contracts.

Stock-Based  Compensation  Plan

The  Company  has  one stock-based compensation plan, which is described in Note
11. No compensation expense is recognized for this plan when the stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. Share appreciation rights exercised are charged to retained earnings.

COMPARATIVE  FIGURES

Certain comparative figures have been reclassified to conform to the 2000 presentation.


                                                       Annual Report 2000     33

2.  LONG  TERM  DEBT

-----------------------------------------------------------------------------
December 31 ($million)                              Due Date      2000   1999

WESTCOAST ENERGY INC.
Unsecured Debentures
8.2% - average fixed rate (8.3% - 1999)             2001 - 2027  2,110  2,155

CENTRA GAS UTILITIES INC. AND SUBSIDIARIES
Unsecured Senior Debentures
9.1% - average fixed rate (9.5% - 1999)             2001 - 2025  1,705  1,642
Term Bank Loans and Other
8.1% - average fixed rate (7.9% - 1999)             2001 - 2009    239    245

CENTRA GAS HOLDINGS INC.
Term Bank Loans
6.0% - average year end rate (5.5% - 1999)                 2003    348    350

FOOTHILLS PIPE LINES LTD.
Te r m B a n k L o a n s
7.4% - average year end rate (6.7% - 1999)          2003 - 2005    165    163

PACIFIC NORTHERN GAS LTD.
Secured Debentures
9.1% - average fixed rate (9.3% - 1999)             2002 - 2027     86     89

MARITIMES & NORTHEAST PIPELINE
Senior Secured Notes
US$90 million
7.7% - average year end rate (7.7% - 1999)                 2019    135    130
Senior Secured Bonds
6.9% - average fixed rate (6.9% - 1999)                    2019     98     98
Term Bank Loans
5.9% - average year end rate (5.9% - 1999)                 2009    168    117
US$99 million
7.6% - average fixed rate (6.4% - 1999)                    2009    145    142

CANTARELL NITROGEN FACILITIES
Term Bank Loans
US$125 million
7.4% - average year end rate (6.3% - 1999)          2008 - 2010    187    180

EMPIRE STATE PIPELINE
Term Bank Loans
US$38 million ($43 million - 1999)
7.1% - average year end rate (5.9% - 1999)                 2009     57     62

WESTCOAST POWER HOLDINGS INC. AND SUBSIDIARIES
Senior Secured Notes
9.3% - average fixed rate (9.3% - 1999)                    2006     18     22
Term Bank Loans and Other
7.3% - average year end rate (7.2% - 1999)          2004 - 2021    496    477

WEI HOLDINGS (U.S.) INC.
Term Bank Loans
US$149 million
7.3% - average year end rate                               2003    223      -

                                                                 -----  -----
                                                                 6,180  5,872
                                                                 -----  -----
Deduct long term debt due within one year                          209    322
                                                                 5,971  5,550
                                                                 =====  =====


34     Westcoast  Energy  Inc.

Consolidated long term debt repayments, including sinking fund obligations, are:

DUE DATE  $MILLION  DUE DATE     $MILLION
--------  --------  -----------  --------
2001           209  2006 - 2010     1,683
2002           362  2011 - 2015       787
2003         1,028  2016 - 2020       790
2004           416  2021 - 2025       318
2005           302  2026 - 2030       285
          --------               --------
             2,317                  3,863
          ========               ========

Consolidated interest on long term debt for the year ended December 31, 2000 was $467 million (for the year ended December 31, 1999 - $460 million, for the year ended December 31, 1998 - $441 million).

     Each of the Term Bank Loans and Other facilities held by various Company subsidiaries and joint ventures are secured and are generally non-recourse to the Company. Security is typically a pledge of the borrowing entity's assets, key agreements, or ownership interests, or a combination thereof. However, the Company has provided guarantees and has arranged letters of credit which support the Maritimes & Northeast Pipeline, Cantarell Nitrogen Project and Fort Frances Cogeneration Plant totalling $867 million. Guarantees, with a value of $827 million, will be released after completion and satisfactory testing of the project facilities to which they relate.

3.  EARNINGS  AND  OPERATING  CASH  FLOW  PER  COMMON  SHARE

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the year.

-------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31                        2000   1999   1998

Net income applicable to common shares ($million)       340    222    161
                                                      -----  -----  -----
Number of shares (million)
Shares outstanding, beginning of year                   115    113    103
Changes due to common shares issued, options
   exercised and shares issued under the Dividend
   Reinvestment and Share Purchase Plan                   2      1      2
                                                      -----  -----  -----
Weighted average shares for the year                    117    114    105
                                                      =====  =====  =====
Earnings per common share - basic                     $2.92  $1.95  $1.53

Fully diluted earnings per common share are calculated using an adjusted average number of common shares outstanding during the year and an adjusted net income applicable to common shares, which reflect the potential exercise of share purchase options and the conversion of preferred shares (Notes 6 and 7).An imputed after-tax return of 2.8% has been used in these calculations.

-----------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31                              2000

Adjusted net income applicable to common shares ($million)    375
Adjusted weighted average shares for the year (million)       139
Earnings per common share - fully diluted                   $2.70

Operating cash flow per common share is also calculated using the weighted average number of common shares outstanding during the year applied to cash flow from operating activities before adjusting for non-cash working capital changes.

-------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31                                          2000   1999   1998

Operating cash flow before non-cash working capital changes ($million)    641    499    448
Weighted average shares for the year (million)                            117    114    105
Operating cash flow per common share                                    $5.50  $4.38  $4.24


                                                       Annual Report 2000     35

4.  INCOME  TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

---------------------------------------------------------------------------------------------------------
DECEMBER 31 ($MILLION)                                                                              2000

DEFERRED TAX LIABILITIES
Capital cost allowance claimed for income tax purposes in excess of depreciation and amortization    765
Loss carryforwards                                                                                   (51)
Other - net                                                                                          201
                                                                                                    -----
Total deferred tax liabilities                                                                       915
                                                                                                    -----
DEFERRED TAX ASSETS
Depreciation and amortization in excess of capital cost allowance claimed for income tax purposes    219
Loss carryforwards                                                                                    80
Other - net                                                                                           22
                                                                                                    -----
Total deferred tax assets                                                                            321
                                                                                                    -----
Net deferred tax liabilities                                                                         594
                                                                                                    =====

For financial reporting purposes, income before income taxes and non-controlling interest includes the following components:

------------------------------------------------------------------------------
For the years ended December 31 ($million)                2000   1999   1998

Income before income taxes and non-controlling interest
Canada                                                     354    273    249
Foreign                                                    102     50      3
                                                          -----  -----  -----
                                                           456    323    252
                                                          =====  =====  =====

Current income taxes
Canada                                                     103     83    121
Foreign                                                      1     (4)     4
                                                          -----  -----  -----
                                                           104     79    125
                                                          -----  -----  -----

Deferred income taxes
Canada                                                     (91)   (47)   (67)
Foreign                                                     45     14    (10)
                                                          -----  -----  -----
                                                           (46)   (33)   (77)
                                                          -----  -----  -----
Provision for income taxes                                  58     46     48
                                                          =====  =====  =====

Significant components of the provision for income taxes attributable to continuing operations are as follows:

----------------------------------------------------------------------------------------
For the years ended December 31 ($million)                Liability
                                                          Method        Deferred Method
                                                          ----------  ------------------
                                                               2000       1999     1998

Current tax expense                                             104         79      125
Deferred income tax expense relating to origination and
  reversal of temporary differences                              31        (35)     (45)
Deferred income tax benefit resulting from recognition
  of loss carryforwards                                           1         13      (11)
Deferred income tax expense resulting from rate change          (53)         -        -
Net regulated deferrals included for tax purposes                (5)        (2)     (21)
Regulatory drawdown of deferred income taxes                    (20)        (9)       -
                                                          ----------  ---------  -------
Income tax expense                                               58         46       48
                                                          ==========  =========  =======


36     Westcoast  Energy  Inc.

At December 31, 2000, the Company has loss carryforwards of $379 million for income tax purposes that expire as follows: 2002 - $35 million; 2003 - $12 million; 2004 - $3 million, and thereafter - $329 million. For financial reporting purposes a deferred tax asset of $131 million has been recognized in respect of these loss carryforwards.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

---------------------------------------------------------------------------------------------------------------
For the years ended December 31 ($million)                                       Liability
                                                                                   Method    Deferred   Method
                                                                                 ----------  ------------------
                                                                                    2000       1999      1998

Combined Canadian federal and provincial statutory income
tax rates, including surtaxes (percent)                                               44.8       45.0     45.0
                                                                                 ==========  =========  =======
Statutory income tax rates applied to accounting income                                204        145      113
                                                                                 ----------  ---------  -------
Increase (decrease) in income taxes resulting from:
- The use of the income taxes currently payable method
  applicable to utility operations:
  - Capital cost allowance claimed for income tax
    purposes in excess of depreciation and amortization                                (55)       (22)     (37)
  - Other items recognized for income tax purposes
    subsequent to (in advance of ) accounting income recognition                        10        (27)     (18)
                                                                                 ----------  ---------  -------
                                                                                       (45)       (49)     (55)
- Foreign earnings subject to different tax rates                                      (20)       (10)      (4)
- Utilization of prior years' losses which have not been previously recognized          (5)       (25)     (17)
- Resource allowance deduction                                                         (11)       (10)     (11)
- Equity earnings                                                                      (19)        (2)       -
- Deferred income tax rate adjustments                                                 (53)         -        -
- Large corporation tax in excess of surtax                                             17         19       17
- Regulatory drawdown of deferred income taxes                                         (20)        (9)       -
- Other - net                                                                           10        (13)       5
                                                                                 ----------  ---------  -------
                                                                                      (146)       (99)     (65)
                                                                                 ----------  ---------  -------
Provision for income taxes                                                              58         46       48
                                                                                 ==========  =========  =======
Effective rate of income taxes (percent)                                              12.7       14.2     19.0

Certain of the Company's utility businesses have been directed by their respective regulators to refund deferred taxes collected in prior years by applying them against future costs in order to reduce tolls. The deferred taxes will be reduced in future years as the timing differences which gave rise to these deferred income taxes reverse, or as amounts are applied to reduce tolls.

If all the companies had used the liability method for fiscal 2000, or the income tax allocation method for fiscal 1999 and 1998, for regulated utility operations, the additional deferred income tax liabilities and assets and additional deferred income tax expense would be:

-------------------------------------------------------------------------------------------
For the years ended December 31 ($million)                    Liability
                                                                Method    Deferred   Method
                                                              ----------  -----------------
                                                                 2000       1999      1998

Deferred tax liability - long term, beginning of year               689        704      655
Deferred income tax (recovery) expense                              (30)        16       49
Adjustment on transfer of retail services business (Note 10)          -        (31)       -
                                                              ----------  ---------  ------
Deferred tax liability - long term, end of year                     659        689      704
                                                              ==========  =========  ======


                                                       Annual Report 2000     37

5.  SUPPLEMENTAL  CASH  FLOW  INFORMATION

Non-cash working capital changes
------------------------------------------------------------------------
For the years ended December 31 ($million)           2000   1999   1998

Accounts receivable                                  (808)    44     84
Inventory and prepayments                            (106)   (67)    (8)
Accounts payable and accrued liabilities              809     27    (42)
Interest and taxes payable                             23     17    (53)
                                                     -----  -----  -----
                                                      (82)    21    (19)
Attributable to financing and investing activities    (14)    64    (73)
                                                     -----  -----  -----
Attributable to operating activities                  (68)   (43)    54
                                                     =====  =====  =====


Interest and tax payments
------------------------------------------------------------
For the years ended December 31 ($million)  2000  1999  1998

Interest                                     556   514   514
Income taxes                                  84    43   133

6.  PREFERRED  STOCK

The Company is authorized to issue an unlimited number of preferred shares, in two classes issuable in series, without nominal or par value. Preferred shares issued for cash and outstanding are:

---------------------------------------------------------------------------------------------------
December 31 ($million)                                                                   2000  1999

4,597,187 (1999 - 4,610,237) - 8.08% Cumulative First Preferred Shares, Series 2 (a)(f)   115   115
8,000,000 - 4.90% Cumulative Redeemable First Preferred Shares, Series 5 (c)(f)           200   200
5,000,000 - 4.72% Cumulative Redeemable First Preferred Shares, Series 6 (c)(f)           125   125
6,000,000 - 5.50% Cumulative First Preferred Shares, Series 7 (d)(f)                      150   150
6,000,000 - 5.60% Cumulative First Preferred Shares, Series 8 (e)(f)                      150   150
5,000,000 - 5.00% Cumulative Redeemable First Preferred Shares, Series 9 (c)(f)           125   125
                                                                                          ---  ----
                                                                                          865   865
                                                                                          ===  ====

(a)  The  Series 2 Preferred Shares are convertible into common shares of the Company at the option of the holder or the Company at the ratio determined by dividing $25.00 by the greater of $1.00 and
95%  of a 20 day weighted average trading price of the Company's common shares.  In 2000, preferred shareholders  exercised  their  conversion  privileges, resulting in the issuance of 13,514 (1999 -
18,660)  common  shares  of  the  Company  (Note  7).

(b)  The 6.90% Cumulative Redeemable First Preferred Shares, Series 4, were redeemed by the Company in  October  1999  for  cash  of  $125  million  plus  accrued  dividends.

(c)  The  Series  5, 6 and 9 Preferred Shares are convertible into common shares of the Company, at the  option  of  the  holder,  on  or  after  January 1, 2002, April 15, 2003 and January 15, 2005, respectively,  at  the  ratio  determined  by  dividing  $25.00  together  with  accrued and unpaid dividends,  by  the  greater  of  $3.00  and  95% of a 20 day weighted average trading price of the
Company's  common  shares.  The  Company  has  the option to redeem the Series 5, 6 and 9 Preferred
Shares  on or after October 1, 2001, January 15, 2003 and October 15, 2004, respectively, at $25.00 plus  accrued and unpaid dividends or to convert these shares into common shares of the Company, at the  ratio determined by dividing $25.00 together with accrued and unpaid dividends, by the greater of  $3.00  or  95%  of  a  20  day  weighted  average trading price of the Company's common shares.

(d) The Company has the option to redeem the Series 7 Preferred Shares on or after October 15, 2013 at  $25.00  per  share  plus  accrued  and  unpaid  dividends.

(e) The Company has the option to redeem the Series 8 Preferred Shares on or after July 15, 2004 at prices  ranging  from  $25.00  to  $26.00  per  share  plus  accrued  and  unpaid  dividends.

(f)  The  issue  costs  of  preferred  shares,  net  of income taxes, have been charged to retained earnings.


38     Westcoast  Energy  Inc.

7.  COMMON  STOCK

The Company is authorized to issue an unlimited number of common shares without nominal or par value. Common shares issued and outstanding are:

-----------------------------------------------------------------------------------------------------------
                                                                                        SHARES     $MILLION
BALANCE - DECEMBER 31, 1997                                                           103,245,876     1,412

(a) Shares issued for cash under a public offering at a price of $30.30 per share.
The issue costs of these shares, amounting to $9 million, less income taxes of
4 million, have been charged to retained earnings.                                     7,315,000       222

(b) Shares issued for cash under the Dividend Reinvestment and
Share Purchase Plan at prices ranging from $26.85 to $33.65 per share.                  1,701,448        51

(c) Shares issued for cash on options exercised and shares issued under share
appreciation rights, at option prices ranging from $17.69 to $24.02 per share.            270,109         6

(d) Shares issued on the conversion of First Preferred Shares, Series 2                   138,334         4
                                                                                      -----------  --------

BALANCE - DECEMBER 31, 1998                                                           112,670,767     1,695

(a) Shares issued for cash under the Dividend Reinvestment and
Share Purchase Plan at prices ranging from $25.98 to $30.51 per share.                  1,989,110        55

(b) Shares issued for cash on options exercised and shares issued under share
appreciation rights, at option prices ranging from $17.69 to $24.02 per share.            168,978         4

(c) Shares issued on the conversion of First Preferred Shares, Series 2 (Note 6)           18,660         1
                                                                                      -----------  --------

BALANCE - DECEMBER 31, 1999                                                           114,847,515     1,755

(a) Shares issued for cash under a public offering at a price of $32.25 per share.
The issue costs of these shares, amounting to $5 million, less income taxes of
2 million, have been charged to retained earnings.                                     4,000,000       129

(b) Shares issued for cash under the Dividend Reinvestment and
Share Purchase Plan at prices ranging from $21.93 to $27.84 per share.                  2,121,003        50

(c) Shares issued for cash on options exercised and shares issued under share
appreciation rights, at option prices ranging from $17.69 to $34.45 per share.            461,334        10

(d) Shares issued on the conversion of First Preferred Shares, Series 2 (Note 6)           13,514         -
                                                                                      -----------  --------

BALANCE - DECEMBER 31, 2000                                                           121,443,366     1,944
                                                                                      ===========  ========

In 2000, the Directors granted 951,600 options, at prices ranging from $24.54 to $32.40 per share based on a 10 day weighted average trading price of the Company's common shares on The Toronto Stock Exchange. At December 31, 2000,
4,873,719 common shares were under option at prices ranging from $17.69 to $34.45 per share, of which 3,116,720 are eligible for share appreciation rights that allow the holder to receive 50% of the appreciated value in cash and the balance in common shares of the Company. At December 31, 2000, 2,784,688 common shares were reserved for issuance upon the exercise of options.

     At December 31, 2000, 6,989,067 common shares were reserved for issuance under the Dividend Reinvestment and Share Purchase Plan.

     Preferred shares amounting to $20 million held by a non-controlling interest in UEI Holdings Inc. are convertible into common shares of the Company at any time at the option of the holder at 95% of a 20 day weighted average trading price of the Company's common shares on The Toronto Stock Exchange.


                                                       Annual Report 2000     39

8.  ACQUISITIONS  (Note  24)

ENGAGE  ENERGY

During 2000, the Company and The Coastal Corporation (Coastal) terminated their Engage Energy joint venture. The termination of the joint venture agreement resulted in the Company purchasing the additional 50% interest in Engage Energy Canada L.P. (Engage Canada), increasing its interest to 100%. The costs of acquiring the Company's interest in Engage Canada exceed the equivalent proportion of the acquired net assets by $16 million. This excess has been allocated to assets from price risk management activities and goodwill. The acquisition has been accounted for by the purchase method as follows:

---------------------------------------------------------
December 31 ($million)                              2000
Fixed assets                                           6
Working capital                                       29
Assets from price risk management activities
     Current                                         213
     Long term                                       107
Goodwill                                              10
Liabilities from price risk management activities
     Current                                        (204)
     Long term                                       (94)
Deferred income taxes                                (10)
                                                    -----
Cash purchase price                                   57
                                                    =====

In conjunction with the termination of the joint venture agreement, the Company purchased for cash approximately $9 million of contracts from Engage Energy US, L.P. and subsequently sold its 50% interest in Engage Energy US, L.P. to Coastal for cash of $81 million.

VECTOR  PIPELINE

During 1999, the Company purchased a 30% equity interest in the Vector Pipeline (Vector) from an existing Vector partner for cash of $30 million. The costs of acquiring the Company's interest in Vector exceed the figure at which the equivalent proportion of the net assets is recorded in the books of Vector by $6 million. This excess is being amortized on a straight-line basis over 15 years beginning December 1, 2000, the commencement date of operations.

HEATING,  VENTILATION  AND  AIR  CONDITIONING  (HVAC)  BUSINESSES

During 1999 and 1998, the Company purchased 100% of the outstanding shares in, or certain assets of, 13 and 15 HVAC businesses, respectively. The acquisitions have been accounted for by the purchase method as follows:

-------------------------------------------
DECEMBER 31 ($MILLION)         1999   1998
Fixed assets                      2      4
Working capital                   3      3
Goodwill                          5     17
Assumption of long term debt     (1)    (1)
                               -----  -----
Cash purchase price               9     23
                               =====  =====

ALLIANCE  PIPELINE  AND  AUX  SABLE  LIQUIDS  FACILITY

During 1998, the Company purchased additional interests in the Alliance Pipeline (Alliance) and Aux Sable Liquids Facility (Aux Sable) from existing Alliance partners for cash of $88 million. As a result of these transactions, the Company's equity interest in Alliance and Aux Sable increased to 23.6% from 10.5%. The costs of acquiring the Company's interests in Alliance exceed the figure at which the equivalent proportion of the net assets is recorded in the books of Alliance by $20 million. This excess is being amortized on a straight-line basis over 25 years beginning December 1, 2000, the commencement date of operations.

ISLAND  COGENERATION  PROJECT  (ICP)

During 1998, the Company purchased an additional 60% (to a cumulative interest of 100%) in the ICP from its partner for cash of $26 million. The costs of acquiring the Company's interest in ICP exceed the figure at which the equivalent proportion of the net assets is recorded in the books of ICP by $21 million. This excess has been allocated to fixed assets and energy contracts.


40     Westcoast  Energy  Inc.

9.  DISPOSITIONS  (NOTES  8  AND  24)

(a) In 2000, the Company sold 51% of its interest in its wholly owned subsidiary NGX Canada Inc. for cash of $8 million, resulting in a pre-tax gain of $5 million.

(b) In 2000, the Company sold its 74% interest in the EastCoast Power Project in Australia for cash of $17 million, resulting in a pre-tax gain of $12 million.

(c) In 2000, Westcoast Capital Corporation sold certain of its rental assets as a direct financing lease for proceeds of $344 million. The proceeds approximated net book value.

(d) In 2000, the Company sold 25% of its interest in the wholly owned Bayside Power Project for cash of $32 million. The proceeds approximated net book value.

(e) In 2000, the Company sold its 50% interest in the Liberty Electric Power Project for cash of $13 million, resulting in a pre-tax gain of $3 million.

(f)  In  2000,  the  Company  sold  40%  of  its  interest  in  the wholly owned
Frederickson Power Project for cash of $4 million. The proceeds approximated net book value.

(g) In 2000, the Company sold its 33% interest in NrG Information Services Inc. for cash of $2 million. The proceeds approximated net book value.

(h) In 1999, the Company sold its wholly owned subsidiary Centra Gas Manitoba Inc. for cash of $245 million, resulting in a pre-tax gain of $76 million.

(i) In 1999, the Company sold its interest in the Fort Nelson Powerline joint venture for cash of $10 million, resulting in a pre-tax gain of $5 million.

(j) In 1998, the Company sold its wholly owned subsidiary Centra Gas Alberta Inc. for cash of $61 million, resulting in a pre-tax gain of $20 million.

(k) In 1998, the Company sold its 50% interest in a joint venture to build a natural gas pipeline in Australia for cash of $27 million, resulting in a pre-tax gain of $8 million.

Supplemental cash flow information regarding dispositions is as follows:

-----------------------------------------------------------------------
December 31 ($million)                                     2000  1999
Cash and short term investments                              31     -
Total assets other than cash and short term investments   1,209   517
Total liabilities                                           745   272

10.  TRANSFER  OF  RETAIL  SERVICES  BUSINESS

On January 1, 1999, following the approval of the OEB, Union Gas Limited transferred its net assets relating to the retail services business to UEI Holdings Inc. This related party transaction has been accounted for at the carrying amounts and resulted in a charge to retained earnings of $38 million as at January 1, 1999, consisting of the costs of transfer of $7 million and the recording of previously unrecorded deferred income taxes on assets transferred of $31 million. The unrecorded deferred income taxes arose through the use, prior to the transfer, of the income taxes currently payable method by Union Gas Limited for the retail services business pursuant to regulatory direction.


                                                       Annual Report 2000     41

11.  STOCK-BASED  COMPENSATION  PLAN

STOCK  OPTION  PLAN

Under the Long Term Incentive Share Option Plan 1989 (1989 Plan), the Company has granted regular, key employee retention, and performance-based stock options to its employees. Stock options are granted at an exercise price that equals the market price as defined in the 1989 Plan of the Company's shares on the date of grant.

     Regular stock options vest in five equal stages with the first stage vesting immediately on the date of the grant and the remainder in four equal annual stages commencing on the first anniversary of the date of grant. Key employee retention stock options commence vesting two years after the date of issuance and then vest in three equal annual installments. The maximum term of both stock options awarded under the 1989 Plan is ten years. The 1989 Plan also provides for share appreciation rights under which the holder of a stock option may, in lieu of exercising the option, exercise the share appreciation right.

     Performance-based stock options commence vesting when a pre-determined performance threshold has been achieved. The options then vest in three equal annual stages commencing on the date the performance threshold is achieved. The maximum term for performance-based options awarded under the 1989 Plan ranges from five to eight years. Share appreciation rights have not been attached to performance-based options awarded under the 1989 Plan.

     A summary of the status of the Company's stock option plan as of December 31, 2000 and 1999, and changes during the years ending on those dates is presented below:

                                          2000                         1999
                                                 Weighted-                    Weighted-
                                                  Average                      Average
                                    Shares    Exercise Price     Shares    Exercise Price
                                  ----------  ---------------  ----------  ---------------
Outstanding at beginning of year  4,690,853   $         25.36  3,631,220   $         25.00
Granted                             951,600   $         26.37  1,351,100   $         25.70
Exercised                          (461,335)  $         21.29   (168,978)  $         20.87
Forfeited                          (307,399)  $         27.27   (122,489)  $         25.09
                                  ----------                   ----------
Outstanding at end of year        4,873,719   $         25.82  4,690,853   $         25.36
                                  ==========                   ==========
Options exercisable at year-end   2,042,160                    1,865,740
                                  ==========                   ==========

                                        Options  Outstanding                      Options  Exercisable
                           -------------------------------------------------  ----------------------------
                                               Weighted-
                                Number           Average          Weighted-        Number        Weighted-
                           Outstanding         Remaining            Average   Exercisable         Aver age
Range of Exercise Prices   At 12/31/00  Contractual Life  Exercise Price at      12/31/00   Exercise Price
-------------------------  -----------  ----------------  ------------------  -----------  ---------------
17 - 22                     1,404,500               3.1   $            20.66    1,379,500  $         20.66
24 - 25                     1,887,960               8.6   $            24.65      349,740  $         24.41
28 - 31                       664,900               8.9   $            28.68      190,400  $         28.68
33 - 35                       916,359               3.4   $            34.07      122,520  $         34.45
                           -----------                                        -----------
17 - 35                     4,873,719                                           2,042,160
                           ===========                                        ===========

12.  FINANCIAL  INSTRUMENTS

ENERGY  MARKETING

Engage Energy engages in the marketing and trading of natural gas and electric power and executes financial derivatives related to these commodities for overall management of its contractual portfolio and physical positions. Engage Energy's portfolio of natural gas and electric power contracts is comprised primarily of contracts for purchase and delivery of natural gas and power and the following financial contracts: forward, netbacks, future, swap and option contracts for periods of up to 15 years, which also include related fixed and floating price commitments. These transactions give rise to certain business risks, including market and credit risk.

MARKET  RISK

Market risk is the risk that the value of the portfolio will change, either favourably or unfavourably, in response to changing market conditions including but not limited to commodity price changes. Market risks are monitored by an internal Risk Management Committee independent of Engage Energy's trading activities to ensure compliance to Company standards. The Company monitors and manages its exposure to market risk through a variety of risk management techniques. Such procedures include measurement of risk, market comparisons, monitoring of all commitments and positions, and daily reporting to senior management. In addition, sensitivity to changes in market price and market volatility are examined on a daily basis.


42     Westcoast  Energy  Inc.

CREDIT  RISK

Credit risk is the risk of loss from non-performance by suppliers, customers or financial counterparties to a contract. In connection with the market valuation of its energy trading, leasing and finance contracts, the Company maintains certain reserves for a number of risks and costs associated with these future commitments. Among others, these include reserves for credit risks based on the financial condition and short and long term exposures to counterparties. The Company maintains credit policies which management believes significantly minimizes overall credit risk. These policies include a review of a counterparty's financial condition, measurement of credit exposure, monitoring of concentration of exposure to any one individual or counterparty or industry, monitoring of aggregate exposure against limits by the internal credit risk management group and the use of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty. The credit risk management group reviews and monitors the application of these policies for suppliers, customers and counterparties. Customers not meeting minimum credit standards must provide security. The Company's energy marketing operations are primarily concentrated in the natural gas and electric power industries and major customers' operations are also heavily concentrated in the same industries. The counterparties associated with assets from price risk management activities net of reserves as of December 31, 2000 and 1999 are summarized as follows:

--------------------------------------------------------------------------------------------------
DECEMBER 31  ($MILLION)                                     2000                     1999
                                                  INVESTMENT               INVESTMENT
                                                   GRADE (a)     TOTAL      GRADE (a)     TOTAL
                                                  -----------  ----------  -----------  ----------
Gas and electric utilities                                122         122           63          64
Energy marketers                                          497         519           39          41
Financial institutions                                    284         284           51          51
Independent power producers                                 2           6           41          41
Oil and gas producers                                     294         511           37          62
Industrials                                                 7           9            3           8
Pipelines and other                                       142         259           30          30
Energy retailer                                             -         191            -           -
                                                  -----------  ----------  -----------  ----------
Total                                                   1,348                      264
                                                  -----------              -----------
Assets from price risk management activities (b)                    1,901                      297
                                                               ----------               ----------

(a)"Investment Grade" is primarily determined using publicly available credit ratings along with consideration of collateral, which may encompass letters of credit, parent company guarantees and property interests. Included in "Investment Grade" are counterparties with a minimum Standard & Poor's or Dominion Bond Rating Service rating of BBB- or Moody's rating of Baa3, respectively, or minimum implied (through internal financial credit analysis) Standard & Poor's equivalent rating of BBB-.

(b) Six and two customers' exposures at December 31,2000 and 1999, respectively, comprise greater than 5% of Assets From Price Management Activities. All are included above as Investment Grade.

COMMODITY  PRICE  RISK

     The natural gas supply of the Company's Gas Distribution businesses includes gas supply contracts with pricing mechanisms that vary with gas price indices, rather than fixed prices. For some of these contracts, the effective purchase price has been fixed through the use of gas price swap contracts. The differences between the price of natural gas used for toll purposes and the effective cost of gas purchased is deferred for future disposition as approved by the respective regulators. The difference, if any, between amounts actually recorded as receivable or payable at year end and amounts actually approved for recovery by the regulator is charged to income at the time of the regulator's decision. The net payable position of these deferrals at December 31, 2000 was approximately $40 million (December 31, 1999 - $63 million).

     Approximately 48% of the forecast 2001 gas supply of the Gas Distribution businesses from January through December 2001 is indexed to variable pricing mechanisms. At December 31,2000 the purchase price applicable to 12 billion cubic feet (Bcf) or 16% of this indexed supply has been effectively fixed through the use of natural gas swaps and other contracts.

NOTIONAL  AMOUNTS  OF  DERIVATIVE  INSTRUMENTS

The approximate notional amount of natural gas derivative instruments at December 31, 2000 is 2,424 Bcf (December 31, 1999 - 2,172 Bcf) with a maximum 8 and 10 years, respectively, in term.

     Notional amounts reflect the volume of transactions but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Company's exposure to market or credit risks. The maximum terms in years detailed above are not indicative of likely future cash flows as these instruments may be traded in the markets at any time in response to the Company's risk management needs.


                                                       Annual Report 2000     43

INTEREST  RATE  SWAPS

     The Company uses interest rate swaps to manage the fixed and floating interest rate mix of the total debt portfolio. By entering into interest rate swap agreements, the Company agrees to exchange with the Canadian chartered banks the difference between the fixed rate and floating rate interest payments calculated by reference to bankers' acceptances rates and on an agreed notional amount. The notional amount does not represent the amount exchanged by the counterparties, and therefore is not a measure of market or credit exposure. The Company or its subsidiaries have entered into floating to fixed rate swap agreements on $594 million with an average pay rate of 7.1% and an average maturity date of approximately 5 years.

FOREIGN  CURRENCY  CONTRACTS

     The Company periodically enters into commodity transactions which create Canadian versus United States dollar exposure. To reduce risk and protect margins, the Company enters into forward foreign exchange contracts which establish the foreign exchange rate for the cash flows from these purchase and sale transactions.

     In order to fix the costs associated with certain construction and maintenance contracts, the Company entered into forward contracts to purchase Swiss francs and sell United States dollars. At December 31, 2000, Swiss franc contracts with a notional amount of $8 million were outstanding, maturing through to August 15, 2001.

     To reduce the impact of changes in the Canadian - United States exchange rate in the translation of certain income denominated in United States dollars arising in 2001, the Company has fixed the translation rate on $US19 million of income at a weighted average rate of 1.5205.

FAIR  MARKET  VALUES

     The following fair market value (FMV) information is provided solely to comply with financial instrument disclosure requirements. The Company cautions readers in the interpretation of the impact of these estimated fair market values due to the regulated nature of some of the Company's operations. Based on the current regulatory process, any gains or losses arising from the use of financial instruments as approved by respective regulators may be deferred for future disposition by the regulators.

     Fair market values have been estimated by reference to quoted market prices for the actual or similar instruments where available. The fair market values of accounts receivable and current liabilities approximate carrying values. The carrying values and approximate fair market values of the Company's financial instruments, excluding energy trading activities which are marked to market, and are therefore recognized in the consolidated financial statements, are:

------------------------------------------------------------------------------
DECEMBER  31  ($MILLION)                           2000              1999
                                            CARRYING  APPROX  CARRYING  APPROX
                                             VALUE     FMV     VALUE     FMV
                                            --------  ------  --------  ------
ASSETS
Investments                                      970     967       454     452
Natural gas                                        -      32         -       -
Foreign currency contracts                         -       1         -       3

LIABILITIES
Long term debt (including current portion)     6,180   6,414     5,872   6,134
Natural gas                                        -       -         -       6
Interest rate swaps                                -      23         -      12

13.  INVESTMENTS
-------------------------------------------------------
DECEMBER 31 ($MILLION)                       2000  1999
                                             ----  ----
Alliance Pipeline , 23.6% interest (Note 8)   408   280
Aux Sable, 23.6% interest (Note 8)            148    68
Vector Pipeline, 30% interest (Note 8)        274    41
Finance contracts (a)                         116    42
Other                                          24    23
                                             ----  ----
                                              970   454
                                             ====  ====

(a) In 2000, Westcoast Capital Corporation sold certain of its asset-backed finance contracts for proceeds of $19 million, of which $18 million was cash (1999 - $77 million, of which $74 million was cash).The proceeds approximated net book value.


44     Westcoast  Energy  Inc.

14.  FIXED  ASSETS

December 31 ($million)                              2000    1999
                                                   ------  ------

PLANT, PROPERTY AND EQUIPMENT
Transmission & Field Services
Natural gas pipeline systems                        3,434   3,255
Processing plants                                   1,306   1,290
Other                                                 200     192
Construction work in progress                          28      57
                                                   ------  ------
                                                    4,968   4,794
                                                   ------  ------

Gas Distribution
Natural gas pipeline and distribution systems (a)   4,728   4,349
Natural gas storage                                   636     551
Other                                                 457     393
Construction work in progress                          33      38
                                                   ------  ------
                                                    5,854   5,331
                                                   ------  ------

Power Generation
Power generation plants                               605     292
Other                                                   -       1
Construction work in progress                          48     182
                                                   ------  ------
                                                      653     475
                                                   ------  ------

International
Power generation plant and other                      861     365
Construction work in progress                           -     398
                                                   ------  ------
                                                      861     763
                                                   ------  ------

Services and Other
Rental assets and other (a) (Note 9)                  253     733
                                                   ------  ------
                                                   12,589  12,096
                                                   ------  ------

ACCUMULATED DEPRECIATION
Transmission & Field Services                       1,690   1,260
Gas Distribution                                    1,300   1,423
Power Generation                                      113     111
International                                          57      29
Services and Other                                     62     165
                                                   ------  ------
                                                    3,222   2,988
                                                   ------  ------
                                                    9,367   9,108
                                                   ------  ------

(a) Natural gas pipeline and distribution systems includes the depreciated cost of the transmission and distribution plant of the Company's subsidiary, Pacific Northern Gas Ltd.(PNG), of $169 million. Due to the shutdown of a plant by Methanex Corporation, a major customer of PNG, the recovery of the PNG investment in these gas distribution assets is uncertain. Rental assets and other includes the depreciated cost of a customer billing system of $57 million (1999 - $64 million),the recovery of which is uncertain. In accordance with current accounting standards, management uses estimated expected future net cash flows to measure the recoverability of its investment in these assets. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic, market and regulatory conditions. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the transmission and distribution plant or the customer billing system.

15.  BANK  INDEBTEDNESS

The Company, its subsidiaries and joint ventures have operating lines of credit in excess of $1,500 million with Canadian chartered banks that enable the Company, its subsidiaries and joint ventures to borrow directly from the banks, to issue bankers' acceptances, and to support commercial paper programs.

     The average year end interest rate applicable to the consolidated bank indebtedness at December 31, 2000 was 6.3% (December 31, 1999 - 5.5%).


                                                       Annual Report 2000     45

16.  DEFERRED  CHARGES  AND  OTHER  ASSETS
-----------------------------------------------
December 31 ($million)               2000  1999

Regulatory                            176   168
Development projects (a)(Note 9)       38    51
Debt discount, premium and expense     49    46
Goodwill (Note s)                      32    22
Other                                  82    65
                                     ----  ----
                                      377   352
                                     ====  ====

(a) Development projects includes the undepreciated costs associated with the Millennium Pipeline Projects of $17 million. As a result of delays in obtaining regulatory approvals and uncertainty regarding shipper transportation agreements, the recovery of these project costs is uncertain. If, in future years, there are changes in the estimates or assumptions incorporated into the impairment review analysis, including assumptions regarding current and future economic, market and regulatory conditions, the changes could result in an adjustment to the carrying amount of these deferred charges.

17.  CUMULATIVE  TRANSLATION  ADJUSTMENT

The cumulative translation adjustment balance represents the net unrealized foreign currency translation gain on the Company's net investment in self-sustaining foreign businesses.

----------------------------------------------------------------------
December 31 ($million)                                    2000   1999
Beginning of year                                           (1)    30
Effect of changes in exchange rates during the year on:
  Consolidated operations                                   17    (30)
  Equity accounted investments                               1     (1)
                                                          -----  -----
End of year                                                 17     (1)
                                                          =====  =====

18.  CONTINGENCIES

Due to the size, complexity and nature of the Company's operations, various legal matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

19.  RELATED  PARTY  TRANSACTIONS

The Company's transactions with companies related through joint control are as follows:

For the years ended December 31 ($million)       2000  1999  1998
                                                 ----  ----  ----
Engage Energy (to September 30,2000)
Natural gas purchases and services                  4     8     5

Cantarell Nitrogen Facilities
Interest income received                            -    87    47

Campeche Natural Gas Compression Services Project
Interest income received                           20    10     -

Maritimes & North(
Management fee received                             9    10     7

These transactions are in the normal course of operations and are recorded at amounts established and agreed between the related parties.

     Other accounts receivable in 2000 includes an advance to Compania de Servicios de Compresion de Campeche of $14 million (1999 - $2 million)which bears interest at a fixed rate of 11.78%.


46     Westcoast  Energy  Inc.

20.  INVESTMENTS  IN  JOINT  VENTURES

The following condensed statements of operations, cash flow and balance sheets detail the Company's share of its investments in joint ventures that have been proportionately consolidated:

-------------------------------------------------------------------------------
                                                       2000     1999     1998

Proportionate Statements of Joint Venture Operations

Operating revenues                                     4,504    3,881    4,820
Operating expenses                                    (4,310)  (3,763)  (4,762)
Other income                                               9       28       11
Interest on debt                                        (100)     (62)     (47)
Income taxes                                             (39)      (4)      (4)
                                                      -------  -------  -------
Net income                                                64       80       18
                                                      =======  =======  =======

-----------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31 ($MILLION)                    2000    1999    1998

Proportionate Statements of Joint Venture Cash Flow
Operating activities                                           156     112      91
Investing activities                                          (204)   (710)   (363)
Financing activities                                            96     598     311
                                                              -----  ------  ------
Increase in cash and short term investments during the year     48       -      39
                                                              =====  ======  ======

-----------------------------------------------------------------------------------
DECEMBER 31 ($MILLION)                                                2000    1999

Proportionate Joint Venture Balance Sheets
Current assets                                                         185     610
Investments                                                              1       1
Assets from price risk management activities                             -     186
Fixed assets                                                         2,024   1,872
Deferred charges and other assets                                       99      85
                                                                     ------  ------
                                                                     2,309   2,754
                                                                     ======  ======

Current liabilities                                                    479     684
Liabilities from price risk management activities                        -     154
Long term debt                                                       1,173   1,233
Deferred income taxes                                                   85      43
Westcoast Energy's investment carrying value, including
bridge financing                                                       572     640
                                                                     ------  ------
                                                                     2,309   2,754
                                                                     ======  ======

The Company has a 45% interest in a consortium which has entered into a contract with Pemex Exploracion y Produccion (PEP) to build, own and operate an offshore gas compression and liquids recovery facility in the Cantarell oil field. The facility will compress natural gas for PEP for processing and ultimate delivery into the Mexican national pipeline system.

     The engineering, procurement and construction contractor retained for the project encountered certain construction problems in 2000, resulting in delays to the in-service date beyond the required contract completion date. The financial consequences, if any, of not meeting the required contract completion date are uncertain. The project began commissioning in the first quarter of 2001 and is expected to be in full service early in the second quarter of 2001.


                                                       Annual Report 2000     47

21.  SEGMENTED  INFORMATION

The operating segments presented are those adopted by senior management based on the Company's internal reporting system.

The operations of the Company have been grouped according to the following business segments:

TRANSMISSION & FIELD SERVICES - natural gas gathering, processing and transmission;

GAS  DISTRIBUTION  -  natural  gas  distribution  and  storage and transmission;

POWER  GENERATION  -  electrical  and thermal energy generated from natural gas;

INTERNATIONAL  -  international  operations;

SERVICES - energy marketing, retail energy services and information technology and financial services;

OTHER - other activities, including corporate expenses, business development expenditures, corporate financing expenses and utilization of previous years' unrecorded tax losses.

Inter segment revenues are earned in the normal course of operations and are recorded at amounts established and agreed upon between the operating segments.

The Company has international businesses and development projects which are primarily located in the United States ,Mexico, Indonesia and China. The percentages of the Company's consolidated operating revenues net of cost of sales, consolidated operating income and consolidated fixed assets and goodwill represented by these businesses and development projects are:

------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31          2000   1999   1998
Operating revenues, net of cost of sales   11%     5%     4%
Operating income                           13%    13%     2%
Fixed assets and goodwill                  15%    14%

Statements  of  segmented  operations  for  the  years  ended December 31 are as follows:
---------------------------------------------------------------------------------------------------------------------------------
($MILLION, EXCEPT FOR SHARE DATA)        TRANSMISSION
2000                                        & FIELD            GAS         POWER
                                           SERVICES   DISTRIBUTION    GENERATION    INTERNATIONAL    SERVICES    OTHER    TOTAL
                                         ----------------------------------------------------------------------------------------
Total revenues                                 825           1,870           128              127       6,613        5     9,568
Inter segment revenues                           -             (14)            -                -        (597)      (2)     (613)
                                         ----------------------------------------------------------------------------------------
Operating revenues                             825           1,856           128              127       6,016        3     8,955
Depreciation                                  (141)           (189)          (17)             (28)        (49)      (2)     (426)
Other operating expenses                      (321)         (1,282)          (85)             (46)     (5,933)     (47)   (7,714)
                                         ----------------------------------------------------------------------------------------
Operating income (loss)                        363             385            26               53          34      (46)      815
Interest income                                  4               -             3                4           2        8        21
Equity earnings                                 44               -             -                -           -        -        44
Interest expense                              (186)           (207)           (6)             (28)         (8)     (81)     (516)
Other items                                      7               4             2               24          19       36        92
                                         ----------------------------------------------------------------------------------------
Income (loss) before undernoted items          232             182            25               53          47      (83)      456
Income taxes                                   (42)            (61)           (9)             (24)         (2)      80       (58)
Non-controlling interest                         -              (9)            -                -           -       (1)      (10)
                                         ----------------------------------------------------------------------------------------
Net income (loss)                              190             112            16               29          45       (4)      388
Provision for preferred dividends               (2)              -             -                -           -      (46)      (48)
                                         ----------------------------------------------------------------------------------------
 Net income (loss)
  applicable to common shares                  188             112            16               29          45      (50)      340
                                         ========================================================================================
Per common share - basic                 $    1.62   $        0.97   $      0.13   $         0.25   $    0.38   $(0.43)  $  2.92
Operating cash flow                            299             285            32               77          22      (74)      641
Operating cash flow per common share     $    2.56   $        2.44   $      0.28   $         0.66   $    0.19   $(0.63)  $  5.50
Additions to fixed assets and goodwill         192             238           191               92          59        1       773
Total assets                                 4,761           5,237           628              921       3,253      327    15,127


48     Westcoast  Energy  Inc.

---------------------------------------------------------------------------------------------------------------------------------
($MILLION, EXCEPT FOR SHARE DATA)       TRANSMISSION
1999                                       & FIELD             GAS         POWER
                                          SERVICES    DISTRIBUTION    GENERATION    INTERNATIONAL    SERVICES    OTHER    TOTAL
                                         ----------------------------------------------------------------------------------------
Total revenues                                 722           1,876           119               68       3,890        2     6,677
Inter segment revenues                          (5)             (7)            -                -        (400)       -      (412)
                                         ----------------------------------------------------------------------------------------
Operating revenues                             717           1,869           119               68       3,490        2     6,265
Depreciation                                  (123)           (183)          (19)             (18)        (56)      (2)     (401)
Other operating expenses                      (292)         (1,331)          (91)             (12)     (3,484)     (31)   (5,241)
                                         ----------------------------------------------------------------------------------------
Operating income (loss)                        302             355             9               38         (50)     (31)      623
Interest income                                  2               1             1                2           3       46        55
Equityearnings                                  22               -             -                -           -        -        22
Interest expense                              (172)           (208)           (6)             (21)         (9)     (83)     (499)
Other items                                     23              83             7                1           1        7       122
                                         ----------------------------------------------------------------------------------------
Income (loss) before undernoted items          177             231            11               20         (55)     (61)      323
Income taxes                                   (22)            (68)            -               (5)         23       26       (46)
Non-controlling interest                         -              (9)            -                -           -       (1)      (10)
                                         ----------------------------------------------------------------------------------------
Net income (loss)                              155             154            11               15         (32)     (36)      267
Provision for preferred dividends               (1)              -             -                -           -      (44)      (45)
Net income (loss)
  applicable to common shares                  154             154            11               15         (32)     (80)      222
                                         ========================================================================================
Per common share-basic                   $    1.35   $        1.35   $      0.10   $         0.13   $   (0.28)  $(0.70)  $  1.95
Operating cash flow                            238             246            25               38          14      (62)      499
Operating cash flow per common share     $    2.09   $        2.16   $      0.22   $         0.33   $    0.12   $(0.54)  $  4.38
Additions to fixed assets and goodwill         555             292           183              217         105      (35)    1,317
Total assets                                 4,184           4,608           421              769       1,542      253    11,777

($MILLION, EXCEPT FOR SHARE DATA)        TRANSMISSION
1998                                        & FIELD            GAS         POWER
                                           SERVICES   DISTRIBUTION    GENERATION    INTERNATIONAL    SERVICES    OTHER    TOTAL
                                         ----------------------------------------------------------------------------------------
Total revenues                                 680           2,073            95               48       4,711        5     7,612
Inter segment revenues                          (8)             (3)            -                -        (225)       -      (236)
                                         ----------------------------------------------------------------------------------------
Operating revenues                             672           2,070            95               48       4,486        5     7,376
Depreciation                                  (109)           (212)          (15)             (12)        (16)       -      (364)
Other operating expenses                      (278)         (1,439)          (62)              (2)     (4,538)     (43)   (6,362)
                                         ----------------------------------------------------------------------------------------
Operating income (loss)                        285             419            18               34         (68)     (38)      650
Interest income                                  -               4             1                2           5        7        19
Equityearnings                                   4               -             -                -           -        -         4
Interest expense                              (157)           (227)           (7)             (24)         (6)     (67)     (488)
Other items                                     14              21             -                8           -       24        67
                                         ----------------------------------------------------------------------------------------
Income (loss) before undernoted items          146             217            12               20         (69)     (74)      252
Income taxes                                   (16)            (90)           (6)              (4)         23       45       (48)
Non-controlling interest                         -              (5)            -                -           -       (1)       (6)
                                         ----------------------------------------------------------------------------------------
Net income (loss)                              130             122             6               16         (46)     (30)      198
Provision for preferred dividends               (2)              -             -                -           -      (35)      (37)
Net income (loss)
  applicable to common shares                  128             122             6               16         (46)     (65)      161
                                         ========================================================================================
Per common share-basic                   $    1.22   $        1.16   $      0.06   $         0.15   $   (0.44)  $(0.62)  $  1.53
Operating cash flow                            234             283            25               30         (65)     (59)      448
Operating cash flow per common share     $    2.22   $        2.68   $      0.24   $         0.28   $   (0.62)  $(0.56)  $  4.24
Additions to fixed assets and goodwill         272             339             7              180         105        1       904


                                                       Annual Report 2000     49

22.  RECONCILIATION  OF  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which in the main, parallel accounting principles generally accepted in the United States (US GAAP).The following tables reflect the major differences in accounting principles.

Consolidated  net  income  under  US  GAAP  would  be:

-----------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31 ($MILLION, EXCEPT FOR SHARE DATA)   2000    1999    1998
Net income under Canadian GAAP                                       388     267     198
Adjustments
    Pension and post-retirement benefits other than pensions (a)       2      (7)     (7)
    Income taxes (b)                                                 (53)      -       1
    Costs of start-up activities (c)                                  (2)    (45)      -
    Initial adoption of mark-to-market accounting (e)                  -     (36)      -
    Other (d) (0                                                       1      (2)      -
                                                                   ------  ------  ------
Net income under US GAAP                                             336     177     192
Provision for dividends on preferred shares (f)                       48      45      37
                                                                   ------  ------  ------
Net income under US GAAP applicable to common shares                 288     132     155
                                                                   ======  ======  ======

Common shares - weighted average (million)                           117     114     105
Earnings per common share under US GAAP - basic                    $2.47   $1.16   $1.47
                                        - fully diluted            $2.38

Consolidated comprehensive income under US GAAP would be:
-----------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31 ($MILLION)                          2000    1999    1998

Net income under US GAAP applicable to common shares                 288     132     155
Change in the Cumulative Translation Adjustment                       14     (31)      9
                                                                   ------  ------  ------
Comprehensive income under US GAAP                                   302     101     164
                                                                   ======  ======  ======

The Consolidated Statements of Comprehensive Income are not required under Canadian GAAP, and the Cumulative Translation Adjustment is recorded as a separate component of Common Shareholders' Equity.

After adjusting for certain differences, selected consolidated balance sheet items under US GAAP would be:

---------------------------------------------------------------
DECEMBER 31 ($MILLION)                             2000   1999

ASSETS
Current assets (g)                                 3,563  1,677
Investments (g)                                    1,023    454
Fixed assets (b) (g)
                                                   9,694  9,395
Deferred income taxes (b)                             99    113
Deferred charges and other assets (a)(b)(c)(g)     1,614  1,609

LIABILITIES
Current liabilities (b)(f)(g)                      3,829  2,294
Long term debt (f)                                 5,966  5,545
Long term obligations (a)(g)                         412     62
Deferred income taxes (a)(b)                       2,051  1,989
Non-controlling interest - preferred shares (f)      135    135
Additional paid in capital (d)                         7      4
RETAINED EARNING                                     684    575


50     Westcoast  Energy  Inc.

PENSIONS  AND  POST-RETIREMENT  BENEFITS  OTHER  THAN  PENSIONS

(a) Effective January 1, 2000, accounting for pension and post-retirement benefits other than pension under Canadian GAAP has been modified and is similar to the requirements under US GAAP. Pension fund assets are measured at current market values and the accrued pension plan obligations are discounted using current interest rates. Post-retirement benefits other than pension are recorded on an accrual basis.

     Previously as permitted by Canadian GAAP, the Company measured the pension fund assets at the average market related values and the accrued pension plan obligations were discounted using management's long term assumptions for interest rates. Post-retirement benefits other than pensions were recorded using the pay-as-you-go method of accounting.

     Under US GAAP, the pension fund assets and pension obligations at December 31, 1999 were $537 million and $509 million, respectively.

INCOME  TAXES

(b) Effective January 1, 2000, Canadian GAAP require accounting for income taxes using the liability method of tax allocation, similar to the requirements under US GAAP. However, there remain two significant differences between Canadian and US GAAP:

     (i) Canadian GAAP require that deferred income tax balances be adjusted to reflect substantively enacted rates rather than current legislated tax rates under US GAAP.

     (ii) Under Canadian GAAP, rate-regulated businesses use the income taxes currently payable method as directed by the regulators. No provisions are made for income taxes deferred as a result of differences in timing between the treatment for income tax and accounting purposes of various income and deferred expenditure items. For these businesses, US GAAP require the recording of deferred income taxes and the corresponding deferred charges which are to be collected from regulated customers in future years.

For business acquisitions under both Canadian and US GAAP, the purchase price allocations reflect the recording of additional deferred income tax liabilities on the excess of the purchase prices over the net book values of assets acquired and liabilities assumed. A corresponding increase to fixed assets is also recorded. As the new recommendations for accounting for income taxes under Canadian GAAP have been applied on a cumulative retroactive basis without restatement of individual prior years, an adjustment under US GAAP is required in years prior to 2000.

Deferred  income  taxes  under  US  GAAP  would  be:
-----------------------------------------------------------------------
December 31 ($million)                                    2000    1999

Deferred income taxes under Canadian GAAP                  594     333
Difference related to rate change adjustment                53       -
Rate-regulated businesses deferred income taxes          1,338   1,383
Deferred income taxes on excess purchase price amounts       -     289
Other adjustments                                          (13)    (16)
                                                         ------  ------
Deferred income taxes under US GAAP                      1,972   1,989
                                                         ======  ======

Costs of Start-Up Activities

COSTS  OF  START-UP  ACTIVITIES

(c) Effective January 1, 1999, the Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, requires that all costs of start-up activities be expensed as incurred rather than deferred and amortized to income over time as permitted under Canadian GAAP. Of the $45 million included in the determination of net income in 1999, $23 million represents the cumulative effect of the accounting change on prior years.


                                                       Annual Report 2000     51

STOCK-BASED COMPENSATION

(d) Effective January 1,1996, the Company adopted SFAS 123, Accounting for Stock-Based Compensation, which requires that the fair market value of benefits related to stock-based compensation be charged to income over the applicable vesting period under US GAAP rather than as a capital transaction under Canadian GAAP. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted in 2000,1999 and 1998, respectively: expected dividend yields of 4.9%,5.0% and 3.6%, expected volatility of 14.7%,12.9% and 12.5%, risk free interest rate of 5.3%,6.0% and 4.8% and expected life of 10 years for all grants.

ENERGY MARKETING OPERATIONS

(e) Effective January 1, 1999, the Company adopted mark-to-market accounting for the Company's energy marketing operations. The cumulative effect of a change in accounting principle under US GAAP is included in the determination of 1999 net income. Under Canadian GAAP, the cumulative effect is recorded as a charge to retained earnings.

DEBT-LIKE PREFERRED SHARES

(f) Canadian GAAP require debt-like preferred shares and their dividends to be treated as long term debt and interest expense respectively. Under Securities and Exchange Commission (SEC) rules, these shares are to be recorded as mezzanine debt and the dividend as a charge to retained earnings.

SALE OF FINANCE CONTRACTS AND RENTAL ASSETS

(g) Under Canadian GAAP, in 2000 the Company sold certain of its asset-backed finance contracts and rental assets to a special purpose entity (SPE),resulting in the removal of the finance contracts, assets and obligation from the consolidated balance sheet. Unlike Canadian GAAP, US GAAP require the SPE to be consolidated in the accounts of the Company because the owner of record of the SPE to which the assets were transferred has not made a substantive residual equity capital investment that is at risk.

INVESTMENTS IN JOINT VENTURES

(h) Canadian GAAP require the proportionate consolidation of the Company's investments in joint ventures. The SEC regulations permit the filing of financial statements using proportionate consolidation provided that condensed statements of operations, cash flow and balance sheets detailing the Company's share of its investments in joint ventures are provided (Note 20).

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

(i) SFAS 133, Accounting for Certain Derivative Instruments and Hedging Activities, was issued in 1998. This statement, which pursuant to SFAS 137 is effective for the Company January 1,2001, requires that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative qualifies as a hedge, depending on the nature of the hedge, the effective portion of changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of changes in fair value will be immediately recognized in earnings.

     Based on the Company's derivative positions at December 31, 2000, the Company will, upon adoption, report an asset from the cumulative net effect of adoption of approximately $41 million, a deferred regulatory liability of $45 million, a reduction in assets and liabilities from price risk management activities of $40 million and a reduction in other comprehensive income of $4 million.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

(j) SFAS 140, Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in 2000 and replaces SFAS 125. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures. The statement clarifies and provides guidance on whether the transferor has relinquished control of the assets transferred. The Company believes that the adoption of SFAS 140 will not have a significant impact on the consolidated financial statements.


52     Westcoast  Energy  Inc.

23.  EMPLOYEE BENEFITS

The Company, its subsidiaries and joint ventures have defined benefit pension plans, defined contribution pension plans and defined benefit plans providing retirement and post-employment health and life insurance benefits for most employees.

Information about the defined benefit plans, in aggregate, is as follows:
------------------------------------------------------------------------
For the year ended December 31 ($million)     Pension         Other
                                           Benefit Plans  Benefit Plans
                                           -------------  --------------
                                               2000            2000
Accrued benefit obligations
Balance, beginning of year                          518              64
Current service cost                                 15               2
Interest cost                                        35               5
Benefits paid                                       (36)             (2)
                                           -------------  --------------
Balance, end of year                                532              69
                                           -------------  --------------
Plan assets
Fair value, beginning of year                       493               -
Actual return on plan assets                         36               -
Employer contributions                               15               -
Employees' contributions                              3               -
Benefits paid                                       (34)              -
Actuarial gains                                      47               -
                                           -------------  --------------
Fair value, end of year                             560               -
                                           -------------  --------------
Funded status - plan surplus (deficit)               28             (69)
Unamortized net actuarial gain                      (47)              -
Unamortized transitional obligation                  32              61
                                           -------------  --------------
Accrued benefit asset (liability)                    13              (8)
                                           -------------  --------------

The pension fund assets and the projected pension obligations at December 31,1999 were $537 million and $478 million, respectively.

The non-pension defined benefit plans are unfunded. The accrued benefit obligations and fair value of plan assets of defined benefit pension plans with accrued benefit obligations in excess of plan assets are $141 million and $127 million, respectively.

The following is a summary of the weighted average significant actuarial assumptions used in measuring the Company's accrued benefit obligations:

----------------------------------------------------------------------------------
For the year ended December 31                          Pension        Other
                                                     Benefit Plans  Benefit Plans
                                                     -------------  --------------
                                                     2000     1999            2000
Discount  rate                                         7%     7-8%              7%
Expected long-term rate of return on plan assets     7.5%     7-8%               -
Rate of compensation increase                       3.25%  3.25-6%           3.25%

In addition, in determining the expected cost of health care benefit plans, it is assumed that the health care costs will decrease gradually to 5% in 2003 and remain level thereafter.

The  Company's  net  benefit  plan  expense  is  as  follows:

FOR THE YEAR ENDED DECEMBER 31 ($MILLION)     PENSION          OTHER
                                           BENEFIT PLANS   BENEFIT PLANS
                                           --------------  -------------
                                                2000           2000
Current service cost                                  12               2
Interest cost                                         35               4
Expected return on plan assets                       (36)              -
Amortization of transitional obligation                3               4
                                           --------------  -------------
Net benefit plan expense                              14              10
                                           ==============  =============

The defined contribution pension expense for the year ended December 31,2000 was $5 million. The defined contribution and benefit pension expense for the year ended December 31,1999 and 1998 was $8 million and $15 million, respectively.


                                                       Annual Report 2000     53

24.  SUBSEQUENT  EVENTS

(a) In November 2000, the Company entered into an agreement to purchase the additional 50% interest in the Empire State Pipeline (Empire), increasing its interest to 100%, for a purchase price of US $75 million. The acquisition is subject to regulatory approval and is expected to be completed in the first quarter of 2001.

(b) In January 2001, the Company sold its remaining 49% interest in NGX Canada Inc. for cash of $10 million, resulting in a pre-tax gain of $7 million.


54     Westcoast  Energy  Inc.

CONSOLIDATED QUARTERLY REPORTS
Unaudited


------------------------------------------------------------------------------------------
($million, except for share data)                   For  the  three  months  ended
2000                                          MAR-31    JUN-30    SEP-30   DEC-31   TOTAL
Operating revenues                              1,754    1,761     2,130     3,310   8,955
Operating expenses                              1,477    1,602     2,006     3,055   8,140
                                              -------  --------  --------  -------  ------
Operating income                                  277      159       124       255     815
Other net expenses                                 89       86       106        88     369
Income taxes                                       58       (9)      (18)       27      58
                                              -------  --------  --------  -------  ------
Net income                                        130       82        36       140     388
Provision for dividends on preferred shares        12       12        12        12      48
                                              -------  --------  --------  -------  ------
Net income applicable to common shares            118       70        24       128     340
                                              =======  ========  ========  =======  ======
Earnings per common share - basic             $  1.03  $  0.60   $  0.20   $  1.09  $ 2.92
Earnings per common share - diluted           $  1.01  $  0.51   $  0.20   $  0.98  $ 2.70

------------------------------------------------------------------------------------------
($million, except for share data)                     For the three months ended
1999                                          MAR-31   JUN-30    SEP-30    DEC-31   TOTAL

Operating revenues                              1,782    1,478     1,330     1,675   6,265
Operating expenses                              1,489    1,376     1,264     1,513   5,642
                                              -------  --------  --------  -------  ------
Operating income                                  293      102        66       162     623
Other net expenses                                 96       99        19        96     310
Income taxes                                       64      (14)      (15)       11      46
                                              -------  --------  --------  -------  ------
Net income                                        133       17        62        55     267
Provision for dividends on preferred shares        10       11        13        11      45
                                              -------  --------  --------  -------  ------
Net income applicable to common shares            123        6        49        44     222
                                              =======  ========  ========  =======  ======
Earnings per common share - basic             $  1.08  $  0.05   $  0.44   $  0.38  $ 1.95
Earnings per common share - diluted           $  1.07  $  0.05   $  0.39   $  0.27  $ 1.78

The Company's natural gas distribution businesses are highly seasonal, with the majority of gas deliveries occurring during the winter heating season from mid-October to mid-April. Gas sales during this period typically account for approximately two-thirds of annual gas distribution revenues, resulting in strong first quarter results, second and third quarters that show either small profits or losses, and strong fourth quarter results.

     The earnings contribution of the Company's natural gas distribution businesses are also subject to weather variances. Excluding the positive and negative impact of weather, earnings per common share for the Company were $2.96 in 2000 compared with $2.10 in 1999.

----------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED (DOLLAR / SHARE)       MAR-31   JUN-30    SEP-30    DEC-31   TOTAL
2000
Net income per common share                       $  1.03  $  0.60  $  0.20   $  1.09   $ 2.92
Weather impact - gas distribution                 $  0.09  $  0.01  $ (0.01)  $ (0.05)  $ 0.04
                                                  -------  --------  --------  -------  ------
Weather normalized net income per common share    $  1.12  $  0.61  $  0.19   $  1.04   $ 2.96
                                                  =======  ========  ========  =======  ======

FOR THE THREE MONTHS ENDED (DOLLAR / SHARE)       MAR-31   JUN-30   SEP-30    DEC-31    TOTAL
1999
Net income per common share                       $  1.08  $  0.05  $  0.44   $  0.38   $ 1.95
Weather impact - gas distribution                 $  0.05  $  0.05        -   $  0.05   $ 0.15
                                                  -------  --------  --------  -------  ------
Weather normalized net income per common share    $  1.13  $  0.10  $  0.44   $  0.43   $ 2.10
                                                  =======  ========  ========  =======  ======


                                                       Annual Report 2000     55

TEN-YEAR  REVIEW
Unaudited


-----------------------------------------------------------------------------
                                                     2000     1999     1998
FINANCIAL
OPERATIONS ($million)
Operating revenues                                    8,955    6,265    7,376
Operating expenses                                    8,140    5,642    6,726
                                                    -------  -------  -------
Operating income                                        815      623      650
Other net expenses                                      369      310      404
Income taxes                                             58       46       48
                                                    -------  -------  -------
Net income from continuing operations                   388      267      198
Discontinued operations                                   -        -        -
                                                    -------  -------  -------
Net income (loss)                                       388      267      198
Provision for dividends on preferred shares              48       45       37
                                                    -------  -------  -------
Net income (loss) applicable to common shares           340      222      161
                                                    =======  =======  =======
Dividends on common shares                              150      146      133
Operating cash flow
- From continuing operations                            641      499      448
- After discontinued operations                         641      499      448
                                                    =======  =======  =======
PER COMMON SHARE (dollars)
Net income (loss) - basic
- From continuing operations                        $  2.92  $  1.95  $  1.53
- After discontinued operations                     $  2.92  $  1.95  $  1.53
 Operating cash flow
- From continuing operations                        $  5.50  $  4.38  $  4.24
- After discontinued operations                     $  5.50  $  4.38  $  4.24
Dividends                                           $  1.28  $  1.28  $  1.26
                                                    =======  =======  =======
ASSETS ($million)
Fixed assets                                          9,367    9,108    8,569
Investments                                             970      454      374
Assets from price risk management activities            561      186        -
Current assets                                        3,546    1,677    1,596
Deferred income taxes                                   306        -        -
Deferred charges and other assets                       377      352      281
                                                    -------  -------  -------
Total assets                                         15,127   11,777   10,820
                                                    =======  =======  =======
CAPITALIZATION ($million)
Long term debt                                        5,971    5,550    5,297
Liabilities from price risk management activities       612      175        -
Preferred shareholders' equity                          865      865      716
Common shareholders' equity                           2,764    2,395    2,368
Deferred income taxes                                   880      333      340
Current liabilities                                   3,869    2,293    1,935
Non-controlling interest in subsidiary companies        166      166      164
                                                    -------  -------  -------
Total equity and liabilities                         15,127   11,777   10,820
                                                    =======  =======  =======


56     Westcoast  Energy  Inc.

---------------------------------------------------------
 1997      1996    1995    1994    1993    1992     1991
7,312      4,875   4,184   3,827   3,674   1,818    1,501
6,519      4,088   3,445   3,208   3,107   1,473    1,236
--------  ------  ------  ------  ------  -------  ------
793          787     739     619     567     345      265
432          460     436     360     353     224      177
123          115     109      95      68      36       15
--------  ------  ------  ------  ------  -------  ------
238          212     194     164     146      85       73
-              -       -       -       -    (161)      10
--------  ------  ------  ------  ------  -------  ------
238          212     194     164     146     (76)      83
28            19      18      13      13      11        6
--------  ------  ------  ------  ------  -------  ------
210          193     176     151     133     (87)      77
========  ======  ======  ======  ======  =======  ======
122          105      81      76      65      49       45

522          543     384     342     363     233      189
522          543     384     342     385     292      249
========  ======  ======  ======  ======  =======  ======


2.06      $ 1.96  $ 2.01  $ 1.76  $ 1.70  $ 1.23   $ 1.18
2.06      $ 1.96  $ 2.01  $ 1.76  $ 1.70  $(1.45)  $ 1.36

5.10      $ 5.50  $ 4.41  $ 3.98  $ 4.64  $ 3.88   $ 3.33
5.10      $ 5.50  $ 4.41  $ 3.98  $ 4.91  $ 4.87   $ 4.39
1.20      $ 1.05  $ 0.93  $ 0.89  $ 0.82  $ 0.80   $ 0.80
========  ======  ======  ======  ======  =======  ======

8,025      7,304   7,056   6,390   5,674   5,678    3,535
  195        184     162     100      32      87       23
    -          -       -       -       -       -        -
1,574      1,328     994     974     939     844      364
    -          -       -       -       -       -        -
  281        250     239     182     145     118      102
--------  ------  ------  ------  ------  -------  ------
10,075     9,066   8,451   7,646   6,790   6,727    4,024
========  ======  ======  ======  ======  =======  ======

4,941      4,743   4,715   3,647   3,383   3,396    1,780
    -          -       -       -       -       -        -
570          445     245     245     120     195       75
2,056      1,890   1,542   1,417   1,320   1,005      896
400          366     396     399     391     593      368
2,045      1,517   1,441   1,828   1,465   1,400      827
63           105     112     110     111     138       78
--------  ------  ------  ------  ------  -------  ------
10,075     9,066   8,451   7,646   6,790   6,727    4,024
========  ======  ======  ======  ======  =======  ======


                                                       Annual Report 2000     57

TEN-YEAR REVIEW
Unaudited


---------------------------------------------------------------------------------------------------------
                                                                     2000          1999          1998
STATISTICAL
VOLUMES (Bcf)
British Columbia Pipeline Division                                        682           670           688
Foothills Pipe Lines                                                    1,155         1,131           940
Empire State Pipeline                                                     117           105            93
Maritimes & Northeast Pipeline                                            290             -             -
Union Gas*                                                              1,263         1,222         1,127
Other Gas Distribution                                                     72           122           139
                                                                 ------------  ------------  ------------
                                                                        3,579         3,250         2,987
                                                                 ============  ============  ============
RATE BASE ($million)
British Columbia Pipeline and Field Services Divisions                  2,285         2,294         2,287
Foothills Pipe Lines (proportionate share - Phase I - 27%)                225           224           185
Empire State Pipeline (proportionate share - 50%)                         114           120           131
Union Gas*                                                              2,867         2,733         3,206
Other Gas Distribution                                                    625           591           851
                                                                 ------------  ------------  ------------
                                                                        6,116         5,962         6,660
                                                                 ============  ============  ============
NUMBER OF CUSTOMERS (thousand)
Union Gas*                                                              1,123         1,099         1,075
Other Gas Distribution                                                    111           107           344
                                                                 ------------  ------------  ------------
                                                                        1,234         1,206         1,419
                                                                 ============  ============  ============
COMMON SHARES
Shares outstanding at year-end                                    121,443,366   114,847,515   112,670,767
Toronto Stock Exchange price ranges
- high                                                           $      36.60  $      31.60  $      36.35
- low                                                            $      20.10  $      22.40  $      27.25
Number of common shareholders at year-end                               8,047         8,556         8,645
                                                                 ============  ============  ============
Employees at year-end (consolidated - excluding joint ventures)         5,455         5,648         6,300
                                                                 ============  ============  ============

* amalgamated with Centra Gas Ontario Inc. on January 1, 1998.

^ transferred  approximately  $500  million  of  net  assets to Union Energy on January  1,  1999.

" includes  Centra  Gas  Manitoba and Centra Gas Alberta until sold in 1999 and 1998,  respectively.


58     Westcoast  Energy  Inc.

-------------------------------------------------------------------------------------------
1997              1996         1995         1994         1993         1992         1991

688                    667          647          605          579          512          465
935                    927          920          852          615          534          457
98                     101          114           43            6            -            -
1,193                1,137        1,166        1,034          991          317          127
163                    169          165          160          156          147          139
------------  ------------  -----------  -----------  -----------  -----------  -----------
3,077                3,001        3,012        2,694        2,347        1,510        1,188
============  ============  ===========  ===========  ===========  ===========  ===========

2,273                2,114        1,807        1,353        1,236        1,142          914
189                    193          193          192          169          157          156
129                    130           89           92           88            -            -
3,043                2,830        2,718        2,496        2,304        2,115          489
937                    888          989          937          899          837          763
------------  ------------  -----------  -----------  -----------  -----------  -----------

6,571                6,155        5,796        5,070        4,696        4,251        2,322
============  ============  ===========  ===========  ===========  ===========  ===========

1,041                1,002          965          932          892          852          190
387                    372          358          347          332          318          307
------------  ------------  -----------  -----------  -----------  -----------  -----------
1,428                1,374        1,323        1,279        1,224        1,170          497
============  ============  ===========  ===========  ===========  ===========  ===========

103,245,876    100,747,253   87,972,872   86,444,582   85,318,602   72,678,965   57,255,169


33.50        $      24.40  $      22.75   $   24.63  $      22.63  $     21.13  $     21.50
22.65        $      20.00  $     19.25  $     19.63  $      16.25  $     15.00  $     19.00
8,753                8,499        8,447        8,782        8,602        7,828        6,043
============  ============  ===========  ===========  ===========  ===========  ===========
5,932                5,991        6,380        6,258        6,043        6,257        3,351
============  ============  ===========  ===========  ===========  ===========  ===========


                                                       Annual Report 2000     59

DIRECTORS



William C. Brown was formerly President and CEO of BC Sugar Refinery, Limited, and is a Director of Duke Seabridge Limited and TimberWest Forest Corp. Mr. Brown was first elected to the Board in 1995 and is a member of the Audit and the Human Resources and Compensation Committees.

R. Donald Fullerton is a Director of the Canadian Imperial Bank of Commerce, George Weston Limited, Hollinger Inc., Asia Satellite Telecommunications Company Limited, and is an Advisory Board Member of IBM Canada Limited. Mr. Fullerton was first elected to the Board in 1993 and is a member of the Audit and the Human Resources and Compensation Committees.

Wilbert H. Hopper was formerly Chairman and CEO of Petro-Canada, and served as Chairman of the Board of Westcoast Energy from 1983 to 1992. Mr. Hopper was first elected to the Board in 1979. He is Chair of the Audit Committee and is a member of the Executive Committee.

Lorna R. Marsden is President and Vice-Chancellor of York University, and is a Director of Manulife Financial and Gore Mutual Insurance Co. Dr. Marsden was first elected to the Board in 1995 and is a member of the Audit and the Human Resources and Compensation Committees.

George L. Mazanec was formerly Vice Chairman of PanEnergy Corp. (now part of Duke Energy Corporation),and is a Director of National Fuel Gas Company, Aegis Insurance Services, Inc. and Northern Trust Bank of Texas. Mr. Mazanec was first elected to the Board in 1998 and is a member of the Audit and the Environment, Health and Safety Committees.

William H. Neville is Chairman of The Strategies Group, consultants in business, government relations, strategic planning and public policy. Mr. Neville was first elected to the Board in 1988. He is Chair of the Corporate Governance
Committee  and  is  a  member  of  the Environment, Health and Safety Committee.

Marnie Paikin is a Director of Atomic Energy of Canada Limited and Union Gas Limited, and is a Commissioner of the Ontario Human Rights Commission. Ms. Paikin was first elected to the Board in 1993. She is Chair of the Environment, Health and Safety Committee and is a member of the Corporate Governance Committee.

Daniel U. Pekarsky is President of The Corporate Advisory Group Inc., consultants in financial and strategic planning, and is a Director of Search Energy Corp. Mr. Pekarsky was first elected to the Board in 1993. He is Chair of the Executive Committee and is a member of the Corporate Governance Committee.

Michael E.J. Phelps is Chairman and CEO of Westcoast Energy. Mr. Phelps is a Director of Canfor Corporation, the Canadian Imperial Bank of Commerce, Canadian Pacific Limited and Foothills Pipe Lines Ltd. He was appointed President and CEO in 1988, and became Chairman in 1992. Mr. Phelps was first elected to the Board in 1987 and is a member of the Executive Committee.

William G. Saywell is Vice Chairman of Intercedent Ltd., a business development and management consulting firm, and is a Director of the Bank of Tokyo-Mitsubishi (Canada) and Western Garnet International Ltd. Dr. Saywell was first elected to the Board in 1992 and is a member of the Corporate Governance and the Environment, Health and Safety Committees.

Arthur H. Willms was formerly President and COO of Westcoast Energy, and is Chairman and a Director of Union Gas Limited, Pacific Northern Gas Ltd., and Centra Gas British Columbia Inc., and is a Director of Gulf Canada Resources Limited and Foot- hills Pipe Lines Ltd. Mr. Willms was first elected to the Board in 1983 and is a member of the Environment, Health and Safety and the Executive Committees.

W. Robert Wyman was formerly Chairman of BC Hydro and a Vice- Chairman of RBC Dominion Securities Inc., and is Chairman and a Director of Suncor Energy Inc. Mr. Wyman was first elected to the Board in 1993. He is Chair of the Human Resources and Compensation Committee and is a member of the Executive Committee.

Edwin C. Phillips is Director Emeritus of Westcoast Energy. Mr. Phillips, who was CEO of Westcoast Energy from 1975 to 1983, served as a Company Director from 1969 to 1989.


60     Westcoast  Energy  Inc.

Senior Officer and Management Group



CORPORATE

Michael E.J. Phelps
Chairman and Chief Executive Officer

Graham M. Wilson
Executive Vice President and Chief Financial Officer

Kenneth E. Rekrutiak
Senior Vice President and Chief Information Officer

David G. Unruh
Senior Vice President, Law and Corporate Secretary

Eric L. Schwitzer
Senior Vice President, Strategic Development

P. Wayne Super
Senior Vice President, External Relations

Bohdan I. Bodnar
Vice President, Human Resources and Administration

Robert R. Foulkes
Vice President, Corporate Communications

TRANSMISSION & FIELD SERVICES

Irvine J. Koop
Executive  Vice President
President and Chief Executive Officer, Pipelines and
Midstream

Douglas J. Haughey
President, Westcoast Energy Pipeline and Field Services Divisions

GAS DISTRIBUTION

Robert T. Reid
Executive Vice President
President and Chief Executive Officer, Union Gas Limited

Jac W. Kreut
President, Centra Gas British Columbia Inc.


POWER GENERATION AND INTERNATIONAL

D. Michael G. Stewart
Executive Vice President, Business Development

Jeffry M. Myers
President, Westcoast Power Inc.

SERVICES

Michael G. Broadfoot
President and Chief Executive Officer, Engage Energy Canada, Inc.

Vaughn C. Goettler
President and Chief Executive Officer, Union Energy Inc.

Murray P. Birch
Vice President
President, Westcoast Capital Corporation

Anthony M. Haines
President, Enlogix Inc.


                                                       Annual Report 2000     61

INVESTOR  INFORMATION



STOCK MARKET PRICE RANGES, EARNINGS, AND DIVIDENDS PER COMMON SHARE

                    TORONTO ($CDN)  NEW YORK ($US)  EARNINGS  DIVIDENDS
                     LOW     HIGH    LOW     HIGH   ($CDN)   ($CDN)
2000
January - March      20.10   25.25   13.50   17.38     1.03     0.32
April - June         22.80   25.75   15.50   17.69     0.60     0.32
July - September     23.50   28.95   15.88   19.56     0.20     0.32
October - December   28.25   36.60   18.56   24.44     1.09     0.32
                                                    --------  -------
                                                       2.92     1.28
                                                    ========  =======

                    TORONTO ($CDN)  NEW YORK ($US)  EARNINGS  DIVIDENDS
                    LOW     HIGH    LOW     HIGH     ($CDN)   ($CDN)
1999
January - March      28.90   31.60   19.00   20.81     1.08     0.32
April - June         27.75   30.05   19.00   20.63     0.05     0.32
July - September     26.75   29.85   18.13   20.06     0.44     0.32
October - December   22.40   28.00   15.19   18.88     0.38     0.32
                                                    --------  -------
                                                       1.95     1.28
                                                    ========  =======


[GRAPHIC OMITTED]


62     Westcoast  Energy  Inc.

Investor Information



DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

Westcoast Energy's Dividend Reinvestment and Share Purchase Plan provides registered holders of Westcoast Energy common shares and convertible preferred shares with two convenient and economic ways to increase their holdings in the Company.

     Registered shareholders may elect to reinvest the cash dividends paid on all or some of their common and convertible preferred shares in additional common shares of the Company, and are also entitled to make optional cash purchases of common shares through the Plan in amounts from $50 to $5,000 per calendar quarter.

     The Plan allows participants to acquire new common shares through the reinvestment of dividends at 95% of the average market price as defined in the Plan. Optional cash purchases are made at the average market price. Participants do not pay any brokerage commissions or other fees on the reinvestment of dividends or the optional cash purchase of new shares through the Plan.

     All notices and enquiries relating to the Plan should be addressed to the Computershare Trust Company at:

                 Computershare Trust Company of Canada
                 510 Burrard Street
                 Vancouver, British Columbia
                 Canada V6C 3B9
                 Telephone:   (604) 661-0222
                 Facsimile:   (604) 683-3694
                 Toll Free:   (888) 661-5566
                 Internet:    www.computershare.com
                 Email:       caregistryinfo@computershare.com

SHAREHOLDER AND CORPORATE RELATIONS

Shareholders or others wishing to obtain copies of this Annual Report, quarterly reports, the 2001 Annual Information Form, and other corporate documents should contact the Company either by letter, addressed to the attention of the Corporate Secretary, or by telephone at (604) 488-8000.

     Portfolio managers, investment analysts, and other investors requesting financial information respecting the Company should contact:

                 Thomas M. Merinsky

                 Manager, Investor Relations
                 Telephone:  (604) 488-8021
                 Facsimile:  (604) 488-8192

All other enquiries by media, the general public, and others respecting the Company should be directed to:

                 Robert R. Foulkes
                 Vice President, Corporate Communications
                 Telephone:  (604) 488-8093
                 Facsimile:  (604) 488-8068

STOCK EXCHANGES AND SYMBOLS

Westcoast Energy common shares are listed on the Toronto and New York stock exchanges.
In  Canada  -  W
In  the  United  States  -  WE

Westcoast Energy preferred shares are listed on The Toronto Stock Exchange.
                 8.08% First Preferred, Series 2 - W.PR.D
                 4.90% First Preferred, Series 5 - W.PR.F
                 4.72% First Preferred, Series 6 - W.PR.G
                 5.50% First Preferred, Series 7 - W.PR.H
                 5.60% First Preferred, Series 8 - W.PR.J
                 5.00% First Preferred, Series 9 - W.PR.K

AUDITORS

Ernst & Young LLP
P.O. Box 10101, Pacific Centre
700 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C7

REGISTRARS AND TRANSFER AGENTS

Common Shares

Computershare Trust Company of Canada
Vancouver, Calgary, Toronto, Montreal

Registrar and Transfer Company
Cranford, New Jersey

Preferred Shares

Computershare Trust Company of Canada
Vancouver, Calgary, Winnipeg, Toronto, Montreal

REGISTRAR AND TRUSTEE

Debentures

Computershare Trust Company of Canada
Vancouver, Calgary, Regina, Toronto, Montreal

TAXATION

A resident of the United States receiving investment income generated in Canada is subject to withholding tax under the Income Tax Act of Canada and the Canada-United States Income Tax Convention. With certain exceptions, dividends paid by the Company are subject to withholding tax at a rate of 15%.

WESTCOAST
ENERGY



WESTCOAST ENERGY INC.
1333 West Georgia Street
Vancouver, British Columbia
Canada V6E 3K9

Telephone:                  (604) 488-8000
Facsimile:                  (604) 488-8500
Internet:          www.westcoastenergy.com
Email:       contactus@westcoastenergy.com


VICE PRESIDENT, CORPORATE COMMUNICATIONS
Robert R. Foulkes (604) 488-8093

MANAGER, INVESTOR RELATIONS
Thomas M. Merinsky (604) 488-8021



DUPLICATE PUBLICATIONS

Registered holders of the Company's shares may receive more than one copy of Company publications. Shareholders can assist the Company in eliminating such duplication by contacting the Computershare Trust Company of Canada in Vancouver at (888) 661-5566 (Toll free).





Cover and Coated Stock:

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
                                                                       EXHIBIT B


WESTCOAST
ENERGY



                              WESTCOAST ENERGY INC.


                                     ANNUAL
                                INFORMATION FORM


                                      2001

GLOSSARY

     In this annual information form, Tcf means one trillion cubic feet, Bcf means one billion cubic feet, MMcf means one million cubic feet and MMBtu means one million British thermal units.

SPECIAL  NOTE  REGARDING FORWARD LOOKING STATEMENTS

     Certain information provided and incorporated by reference in this annual information form may constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 ("Reform Act"). Although the Company, as defined below, believes any such forward looking statements are based on reasonable assumptions, no assurance can be given that every objective will be reached. Such statements are made in reliance on the "safe harbour" provisions provided under the Reform Act. The forward looking statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward looking statements, which involve assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by the words "may", "will", "should", "expect", "anticipate", "estimate", "believe", "intend" or "project" or the negative of these words or other variations of these words or comparable terminology. For further discussion see the section entitled "Risk Factors".

     Any forward looking statement speaks only as of the date on which it is made and the Company undertakes no obligation to update any forward looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for the Company to predict which will arise after the date of this annual information form.

                                TABLE OF CONTENTS


                                                                            Page
THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

GENERAL DEVELOPMENT OF THE BUSINESS. . . . . . . . . . . . . . . . . . . .     3
        THREE YEAR HISTORY . . . . . . . . . . . . . . . . . . . . . . . .     4
        TRENDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4

TRANSMISSION AND FIELD SERVICES. . . . . . . . . . . . . . . . . . . . . .     6
        PIPELINE AND FIELD SERVICES DIVISIONS. . . . . . . . . . . . . . .     6
        NON-NEB REGULATED FIELD SERVICES . . . . . . . . . . . . . . . . .    12
        EMPIRE STATE PIPELINE. . . . . . . . . . . . . . . . . . . . . . .    13
        FOOTHILLS PIPE LINES LTD . . . . . . . . . . . . . . . . . . . . .    13
        MARITIMES & NORTHEAST PIPELINE . . . . . . . . . . . . . . . . . .    14
        ALLIANCE PIPELINE. . . . . . . . . . . . . . . . . . . . . . . . .    15
        AUX SABLE LIQUIDS FACILITY . . . . . . . . . . . . . . . . . . . .    15
        VECTOR PIPELINE. . . . . . . . . . . . . . . . . . . . . . . . . .    15
        MERCHANT CAPACITY. . . . . . . . . . . . . . . . . . . . . . . . .    16
        MILLENNIUM PIPELINE PROJECTS . . . . . . . . . . . . . . . . . . .    16

GAS DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17
        GENERAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17
        UNION GAS LIMITED. . . . . . . . . . . . . . . . . . . . . . . . .    18
        CENTRA GAS MANITOBA INC. . . . . . . . . . . . . . . . . . . . . .    22
        CENTRA GAS BRITISH COLUMBIA INC. . . . . . . . . . . . . . . . . .    22
        PACIFIC NORTHERN GAS LTD . . . . . . . . . . . . . . . . . . . . .    22
        TRILLIUM . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23

POWER GENERATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    24
        FORT FRANCES COGENERATION PLANT. . . . . . . . . . . . . . . . . .    24
        WHITBY COGENERATION PLANT. . . . . . . . . . . . . . . . . . . . .    24
        MCMAHON COGENERATION PLANT . . . . . . . . . . . . . . . . . . . .    24
        LAKE SUPERIOR COGENERATION PLANT . . . . . . . . . . . . . . . . .    24
        FORD COGENERATION PLANT. . . . . . . . . . . . . . . . . . . . . .    24
        ISLAND COGENERATION PROJECT. . . . . . . . . . . . . . . . . . . .    25
        BAYSIDE POWER PROJECT. . . . . . . . . . . . . . . . . . . . . . .    25
        FREDERICKSON POWER PROJECT . . . . . . . . . . . . . . . . . . . .    25

INTERNATIONAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27
        INDONESIA - IRIAN JAYA POWER PLANT . . . . . . . . . . . . . . . .    27
        MEXICO - CANTARELL NITROGEN FACILITIES . . . . . . . . . . . . . .    27
        MEXICO - CAMPECHE NATURAL GAS COMPRESSION SERVICES PROJECT . . . .    27
        CHINA - SHANGHAI POWER PLANT . . . . . . . . . . . . . . . . . . .    28

SERVICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29
        ENGAGE ENERGY. . . . . . . . . . . . . . . . . . . . . . . . . . .    29
        UNION ENERGY INC . . . . . . . . . . . . . . . . . . . . . . . . .    29
        ENLOGIX INC. . . . . . . . . . . . . . . . . . . . . . . . . . . .    29
        WESTCOAST CAPITAL CORPORATION. . . . . . . . . . . . . . . . . . .    30
        NGX CANADA INC . . . . . . . . . . . . . . . . . . . . . . . . . .    30

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    31


                                      - 2 -


        GENERAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    31
        TRANSMISSION AND FIELD SERVICES. . . . . . . . . . . . . . . . . .    33
        GAS DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . .    34
        POWER GENERATION . . . . . . . . . . . . . . . . . . . . . . . . .    34
        INTERNATIONAL RISKS. . . . . . . . . . . . . . . . . . . . . . . .    35
        SERVICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    35

OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
        SHAREHOLDER RIGHTS PLAN. . . . . . . . . . . . . . . . . . . . . .    37
        GENERAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37

SELECTED CONSOLIDATED FINANCIAL INFORMATION. . . . . . . . . . . . . . . .    39

MARKET FOR SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . . . .    40

DIRECTORS AND EXECUTIVE OFFICERS . . . . . . . . . . . . . . . . . . . . .    40
        DIRECTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    40
        EXECUTIVE OFFICERS . . . . . . . . . . . . . . . . . . . . . . . .    41
        PRINCIPAL OPERATING SUBSIDIARY HEADS . . . . . . . . . . . . . . .    42

ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .    43

THE  COMPANY

     Westcoast Energy Inc. ("Westcoast" or the "Company", which latter term includes its subsidiaries unless the context otherwise indicates) was incorporated by Special Act of the Parliament of Canada in 1949 and was continued under the Canada Business Corporations Act in 1976. The head office of the Company is located at 1333 West Georgia Street, Vancouver, British Columbia, V6E 3K9.

     The operations of the Company are organized into the following major business segments:

     - TRANSMISSION AND FIELD SERVICES - The Company owns and operates facilities and businesses relating to natural gas gathering, processing and transmission. The principal components of this business segment are:

     - an integrated interprovincial natural gas pipeline system, located primarily in British Columbia and operated by the Pipeline and Field Services divisions, which gathers, processes and transports natural gas to serve markets in British Columbia, other parts of Canada and the western United States;

     - a 100% ownership interest in three provincially regulated natural gas processing plants and a 50% interest in one provincially regulated natural gas processing plant;

     - a 100% ownership interest in the Empire State Pipeline which operates a pipeline that transports natural gas from Niagara Falls to upper New York State;

     - a 50% interest in Foothills Pipe Lines Ltd. which, through majority-owned subsidiaries, operates a pipeline system delivering Canadian natural gas to the United States;

     - a 37.5% interest in the Maritimes & Northeast Pipeline which transports natural gas originating from offshore fields near Sable Island across Nova Scotia and New Brunswick into the United States to service markets in eastern Canada and the northeastern United States;

     - a 23.6% interest in the Alliance Pipeline which transports natural gas from northeastern British Columbia and Alberta to a terminus near Chicago;

     - a 23.6% interest in the Aux Sable natural gas liquids recovery facility in the Chicago area; and

     - a 30% interest in the Vector Pipeline which extends from Chicago, Illinois to the Dawn hub in Ontario and transports western Canadian and U.S. sourced natural gas from the Chicago hub, through connecting pipelines, to markets in eastern Canada and the midwestern and northeastern regions of the United States.

     - GAS DISTRIBUTION - Union Gas Limited, a wholly-owned subsidiary of the Company, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in Ontario. In addition, the Company is engaged, through Centra Gas British Columbia Inc., a wholly-owned subsidiary, and Pacific Northern Gas Ltd., a partially-owned subsidiary, in the distribution of natural gas to residential, commercial and industrial customers in British Columbia.

     - POWER GENERATION - Through subsidiaries, the Company wholly owns natural gas fired cogeneration plants at Fort Frances and Windsor, Ontario and a natural gas fired cogeneration plant on Vancouver Island, which is being commissioned for service. The Company has a 75% interest in a project to convert a heavy fuel oil-fired generating plant to a natural gas fired combined cycle plant in Saint John, New Brunswick, which is nearing completion, and a 60% interest in a combined cycle gas fired power generation project near Tacoma, Washington, which is now under construction. The Company is also a joint owner of natural gas fired cogeneration plants at Taylor, British Columbia, Sault Ste. Marie, Ontario and Whitby, Ontario.

     - INTERNATIONAL - The Company is engaged in the following international business activities through subsidiaries:

     - a 43% interest in power generation and transmission facilities to service a major mine located in Irian Jaya, Indonesia;

     - a 20% interest in a nitrogen production and delivery complex that enhances the production and recovery of oil from the Cantarell oil field in the State of Campeche, Mexico;

     - a 45% interest in a project to provide offshore natural gas compression and liquids recovery services on a platform in an oil field in the Bay of Campeche, Gulf of Mexico; and

     - a 32.5% interest in a power plant that produces electrical power for a steel mill in Shanghai, China.

     - SERVICES - The Company is engaged in a variety of other business activities, through subsidiaries, to provide energy marketing services, retail energy services, information technology services and financial services as follows:

     - a 100% ownership interest in Engage Energy Canada, L.P. and Engage Energy America, L.L.C. which trade and market natural gas and electricity and provide risk management and energy management services;

     - a 100% ownership interest in Union Energy Inc. which provides retail energy services;

     - a 100% ownership interest in Enlogix Inc. which is involved in the provision of information, billing and metering services to utilities, municipalities and energy service providers; and

     - a 100% ownership interest in Westcoast Capital Corporation which provides financial services, including the financing and rental of household appliances to individual homeowners and financing of capital equipment for businesses.

     The Company's consolidated net income for the year ended December 31, 2000 was $340 million after provision for dividends on preferred shares. Of that amount, the Transmission and Field Services segment contributed $188 million, the Gas Distribution segment $112 million, the Power Generation segment $16 million, the International segment $29 million and the Services segment $45 million. These contributions to net income were reduced by expenses of approximately $50 million, consisting primarily of corporate expenses, business development expenditures and corporate financing expenses.

     Effective January 1, 2001, the Company changed its accounting policy with respect to accounting for pre- operating project development costs. Under the new accounting policy, pre-operating project development costs are expensed as incurred. Prior to the adoption of the new accounting policy, pre-operating costs incurred for development projects that benefited future periods were deferred and amortized on a straight-line basis over the expected period of benefit upon commencement of operations.

     This accounting policy change has been applied retroactively without restatement of prior periods. As of January 1, 2001, the effect of adopting the new accounting policy was to decrease deferred charges by $20 million, decrease fixed assets by $77 million, decrease investments by $7 million, decrease deferred income tax liabilities by $39 million and decrease opening retained earnings by $65 million.

As  of December 31, 2000, the Company's principal operating subsidiaries are the following:

                                                        Percentage of voting      Percentage of  non-voting
                                     Jurisdiction of   securities  beneficially    securities beneficially
Name                                  Incorporation     owned  or controlled        owned or  controlled
-----------------------------------  ----------------  -------------------------  -------------------------
Centra Gas British Columbia Inc.     British Columbia                       100%                       100%
Engage Energy America, L.L.C.        Delaware                               100%             Not applicable
Engage Energy Canada, L.P.           Alberta                             100%(1)             Not applicable
Enlogix Inc.                         Canada                                 100%             Not applicable
Pacific Northern Gas Ltd.            British Columbia                       100%                        41%
Union Energy Inc.                    Canada                                 100%             Not applicable
Union Gas Limited                    Ontario                                100%                      2.33%
Westcoast Capital Corporation        Canada                                 100%                       100%
Westcoast Energy International Inc.  Canada                                 100%                       100%
Westcoast Gas Services Inc.          Canada                                 100%                       100%
Westcoast Power Inc.                 Canada                                 100%             Not applicable

(1)  These  are  limited  partnership  units

                      GENERAL DEVELOPMENT OF THE BUSINESS

THREE  YEAR  HISTORY

     Over the three year period ended December 31, 2000 the Company undertook and largely completed a major expansion program that significantly increased its presence in North American energy markets. Capital expenditures and investments totalled approximately $4 billion over this period, compared with approximately $2.4 billion over the previous three year period.

     The capital expenditure and investments program funded the following initiatives:

     - an expanded network of pipelines, including completion of the Alliance Pipeline, the Vector Pipeline and the Maritimes & Northeast Pipeline;

     - a larger power generation presence, including development of the Island Cogeneration Project, the Bayside Power Project and the Frederickson Power Project;

     - the Company's participation in the development and construction of the Cantarell Nitrogen Facilities and the Campeche Natural Gas Compression Services Project in Mexico; and

     - the development of an energy services business, including the energy marketing and trading business of Engage Energy Canada, L.P. and Engage Energy America, L.L.C., the retail business of Union Energy Inc., the billing and information services of Enlogix Inc. and the finance business of Westcoast Capital Corporation.

In addition, Union Gas Limited, a significant subsidiary of the Company, continued to make capital expenditures to grow its assets and customer base.

     During the same three year period, the Company implemented a change in its international strategy. The strategy, which previously encompassed numerous international markets, has now been focused on Mexico and its energy infrastructure needs. This approach has allowed the Company to concentrate its people and capital resources in the North American market.

     Also during this period, several non-strategic assets were divested and the proceeds used to fund a portion of the expansion in the transmission and field services, power generation and services businesses. The most significant of these included the sale of Centra Gas Manitoba Inc., Centra Gas Alberta Inc. and the Eastern Gas Pipeline project in Australia.

TRENDS

     Over the past three years, the regulatory environment in Canada has continued to evolve to one of less financial regulation with greater opportunity for competition. Performance based regulatory systems have been implemented, or are being readied for implementation, in several of the Company's regulated operations. While this evolution in regulatory direction may give rise to higher risk, it also provides opportunities for higher returns and for utility companies to be more flexible in responding to competitive pressures.

     The current high level of prices for natural gas presents the Company with a number of challenges. Sustained high prices could cause a demand reaction that may influence long term fuel choices and the accelerated development of new energy technologies. However, the Company expects demand for natural gas to continue to increase, particularly if prices fall from recent peaks during the 2000 winter season. The Company also expects increased exploration and development spending in all North American natural gas basins as a result of high gas prices. Continued strong demand together with increased supplies of natural gas should necessitate expansion of existing delivery capabilities.

     The energy industry is experiencing convergence of markets for delivery of energy and energy services. Natural gas utilities are increasingly becoming "energy" companies with capabilities that include electricity as well as natural gas and that include energy services. The Company, with its mix of natural gas, electricity and energy services businesses, is well-positioned to benefit from this convergence.

     The Company believes that these trends will provide a favourable operating and investment environment.

                        TRANSMISSION AND FIELD SERVICES

     The Company is engaged in the business of the gathering, processing and transportation of natural gas. The operating businesses included in this segment consist of the British Columbia Pipeline and Field Services divisions, regulated by the National Energy Board ("NEB"), the provincially-regulated field services facilities and interests of Westcoast Gas Services Inc. in British Columbia and the Company's interests in the Empire State Pipeline, Foothills Pipe Lines Ltd., the Maritimes & Northeast Pipeline, the Alliance Pipeline, the Vector Pipeline and the Millennium Pipeline Projects. See the Corporate Profile Map.

PIPELINE  AND  FIELD  SERVICES  DIVISIONS

     The Company, through its British Columbia Pipeline and Field Services divisions, owns and operates an integrated interprovincial natural gas gathering, processing and transmission system (the "Westcoast Pipeline System") extending from points in the Yukon Territory, the Northwest Territories, Alberta and British Columbia through British Columbia to a point on the international boundary between Canada and the United States near Huntingdon, British Columbia. See the Westcoast Pipeline System Map. The Westcoast Pipeline System is regulated by the NEB.

THE  WESTCOAST  PIPELINE  SYSTEM

     On  December  31,  2000  the  Westcoast  Pipeline  System  consisted  of:

     - the Field Services division with more than 2,600 kilometres of gathering pipelines in British Columbia, Alberta, the Yukon Territory and the Northwest Territories, as well as 18 field compressor stations;

     - five gas processing plants located in British Columbia at Fort Nelson, Taylor, Pine River, Aitken Creek and in the Sikanni area northwest of Fort St. John, with a total contractable capacity of approximately 2.0 Bcf of residue gas per day;

     - three elemental sulphur recovery plants located at Fort Nelson, Taylor and Pine River; and

     - the Pipeline division with approximately 2,800 kilometres of transmission pipelines in British Columbia and Alberta as well as 18 mainline compressor stations.

     The southern mainline transmission facilities of the Westcoast Pipeline System (from Station 2 to Huntingdon, British Columbia) have the capacity to deliver approximately 1,900 MMcf per day of natural gas to markets in central and southern British Columbia and export markets in the United States. The northern mainline transmission facilities of the Westcoast Pipeline System (north of Station 2) have the capacity to deliver over 2 Bcf per day to Station 2 and up to 180 MMcf per day into connecting pipeline systems in Alberta, for ultimate delivery to eastern Canadian and United States markets.

     The average rate base of the Westcoast Pipeline System was $2,285 million in 2000. The Company's capital expenditures for the Westcoast Pipeline System amounted to $102 million in 2000 and are projected to be approximately $247 million in 2001. Approximately $140 million is budgeted for a proposed Pine River acid gas injection project that is intended to allow additional natural gas supplies from the Grizzly Valley area to reach the market and to reinject 130,000 tonnes per year of carbon dioxide. This project requires NEB approval.

     The Westcoast Pipeline System is constructed across Crown land and privately owned property, generally under rights-of-way granted in perpetuity or for so long as they are required for pipeline purposes. Pipeline crossings under or over rivers, highways and railways have been constructed pursuant to orders or permits from the appropriate authorities or owners. Compressor stations, processing and sulphur recovery plants and metering stations are principally located on land owned by the Company in fee simple.

GAS  DELIVERIES

     The total volume of gas delivered through the Westcoast Pipeline System during 2000 was 682 Bcf, compared to 670 Bcf in 1999. Of the total throughput in 2000, approximately 46% consisted of deliveries to the British Columbia domestic market. Deliveries to the export market in the western United States and to the connecting pipeline systems in Alberta comprised the balance of total throughput in 2000.

     The following table summarizes deliveries of gas through the Westcoast Pipeline System for each of the years in the three year period ended December 31, 2000:

                           2000  1999  1998
                           ----  ----  ----
                                 Bcf
Domestic                    317   309   319
Export                      365   361   369
                           ----  ----  ----
Total Domestic and Export   682   670   688

Domestic Market

     In 2000, over 90% of all natural gas consumed in British Columbia was delivered through the Westcoast Pipeline System. The three principal distribution utilities serving consumers in British Columbia are BC Gas Utility Ltd. ("BC Gas"), which serves central and southern British Columbia including metropolitan Vancouver, Centra Gas British Columbia Inc., which serves Vancouver Island, and Pacific Northern Gas Ltd., which serves west-central and northeastern British Columbia. See the Westcoast Pipeline System Map.

                                [GRAPHIC OMITTED]

                                [GRAPHIC OMITTED]

     Export  Market

     The Westcoast Pipeline System connects with the interstate gas pipeline system of Williams Gas Pipeline West, also known as Northwest Pipeline Corporation, ("Northwest") at the international boundary. Northwest's pipeline system extends from Washington State to New Mexico, and serves, among other areas, the U.S. Pacific Northwest, including the metropolitan areas of Seattle and Portland. The Northwest pipeline system, through connecting pipelines, also delivers natural gas sourced through the Westcoast Pipeline System to markets in California. The principal connecting pipeline is the Kern River pipeline that extends approximately 900 miles from Wyoming to southern California. In addition, through connecting pipeline systems in Alberta and British Columbia, natural gas sourced through the Westcoast Pipeline System is transported to other markets in North America.

     Gas  Supply

     As of December 31, 2000, the established marketable gas reserves in the Company's supply area of northeastern British Columbia, northwestern Alberta, the Yukon and the Northwest Territories are estimated by the Company to be approximately 8.8 Tcf. On the basis of total established reserves, the life index of the reserves at the 2000 rate of production is estimated by the Company to be approximately 13.4 years. The Company estimates that the total remaining gas reserves and undiscovered potential of marketable gas in the Company's supply area are approximately 33.2 Tcf.

REGULATION

     General

     The tolls charged by the Company for the gathering, processing and mainline transmission services provided to its shippers through the Westcoast Pipeline System and the terms and conditions under which those services are provided are subject to regulation by the NEB. In addition, the NEB regulates the operation of the Westcoast Pipeline System and the construction of any additional capital facilities.

     Previous  Toll  Methodology

     Prior to January 1, 1997, the Westcoast Pipeline System was regulated on a cost of service method, under which tolls were determined annually on the basis of forecasts of both the cost of service and contract levels for the Westcoast Pipeline System. The cost of service consisted of the costs of processing and transporting all gas delivered through the Westcoast Pipeline System, including operating, maintenance and administrative expenses, depreciation of facilities, current income and other taxes and a return on rate base. Under the cost of service method of regulation, net income attributable to the Westcoast Pipeline System for any year was affected by changes in the amount of the rate base, in the deemed common equity component of the capital structure, in the approved rate of return on common equity and by variances between the cost of service actually incurred by the Company during such year and that forecast at the time tolls were approved.

     Toll  Settlement

     Since January 1, 1997, the Westcoast Pipeline System has operated under the multi-year incentive toll settlement (the "Settlement") reached between the Company and the principal customers of the Westcoast Pipeline System. The
Settlement was approved by the NEB in August 1997 and is effective until December 31, 2001. The Settlement incorporates separate tolling mechanisms for gathering and processing services and for transmission services provided by the Westcoast Pipeline System. The tolls for service are those determined under the Settlement. Under the terms of the Settlement, annual net income is no longer directly affected by annual changes in the amount of the rate base and the NEB approved rate of return on rate base. However, annual net income is affected by variations in the actual cost of service in any year compared to the cost of service forecast for such year at the time of the Settlement. Further, under the terms of the Settlement, annual net income is also affected by changes in the actual level of gathering and processing services contracted in any year compared to that forecast at the time of the Settlement.

     Gathering  and  Processing

     The Settlement provided gathering and processing shippers with a one-time option of contracting for fixed base tolls for one, three or five year service. The base tolls for such service reflect a 500 basis point reduction from the NEB prescribed rate of return on common equity and are subject to a monthly surcharge based on an index of monthly gas prices. The gas price sensitive monthly toll surcharge allows the Company the opportunity to earn additional revenue when gas prices rise.

     The monthly toll surcharge referred to above is payable in any month when the gas price index is greater than US$1.35 per MMBtu and increases as the gas price index increases, up to a maximum gas price index of US$2.00 per MMBtu. Natural gas prices in 2000 were sufficiently high to allow the recovery of the revenues associated with the 500 basis point reduction and generate a return on common equity of 13.69% for the Field Services division. Any surcharge revenue recovered by the Company in excess of the 500 basis point reduction will be applied in part to increase depreciation expense.

     Light-Handed  Regulation

     In conjunction with the Settlement, the Company and its principal customers agreed to The Framework for Light-Handed Regulation (the "Framework") applicable to the Company's gathering and processing facilities regulated by the NEB. The Framework was approved by the NEB in 1998 and became effective immediately. Under the Framework, the Company and its customers are able to negotiate replacement contracts as the business need arises or as the one, three or five year tolls expire.

     The Framework provides a basis for the ongoing regulation of the Company's gathering and processing facilities by the NEB in a manner which is more consistent with the evolving competitive market for gathering and processing services in British Columbia. The Framework establishes policies and guidelines, among other things, which permit the negotiation by the Company of contracts for gathering and processing services with new and existing shippers, the timely resolution of complaints by shippers against the Company and the interconnection of third party facilities with the Company's gathering and processing facilities. The Framework provides that the Company is responsible for the level of utilization of its gathering and processing facilities and, consequently, bears the opportunities and risks associated with that responsibility.

     Shippers continually contract for firm service on the Company's gathering and processing facilities throughout each year. Shippers with firm gathering and processing service that expires on October 31 of any year may give notice to the Company, prior to May 1 of such year, to renew such service effective November
1. The Company, on an ongoing basis, offers gathering and processing capacity which is not under contract, as well as any capacity that is not renewed, to new and existing shippers as firm or interruptible service.

     As at November 1, 2000, approximately 80% of the contracts by volume of the total processing capacity were contracted on a firm basis. Approximately 40% of the contracts by volume of the total gathering and processing capacity are subject to renewal effective November 1, 2001, of which notice of renewal has been received for 89% as at May 1, 2001.

     Demand for gathering and processing services in the Fort Nelson and Grizzly Valley areas of British Columbia continues to grow. There is currently an excess of gathering and processing capacity in the Fort St. John area with all operators in the area continuing to face lower utilization rates. In an effort to improve profitability of its Fort St. John assets, the Company is implementing a project to rationalize the processing capacity in the area and improve facility utilization.

     The Company has signed long-term agreements with members of the West Liard Valley Producers' Group for the gathering and processing of natural gas produced by members of the Group from the West Liard, Northwest Territories supply area. Under the agreements, gas will be processed through the Company's raw gas transmission and processing facilities at Fort Nelson, British Columbia. The Company estimates this new production area to contain 2.2 Tcf of natural gas reserves. The agreements provide for an initial raw gas delivery rate of up to 205 MMcf per day and include provisions for future capacity increases as area development continues.

     Transmission

     The provisions of the Settlement concerning the Company's transmission facilities provided shippers with the option of paying either fixed tolls for transmission services over the five year period of the Settlement or tolls that are determined annually in accordance with a prescribed incentive methodology. Seventy percent by volume of the total transmission service is contracted by shippers for the five year term paying fixed tolls and 30% by volume is contracted by shippers on an annual basis paying incentive based tolls. The tolls under the fixed toll option increase each year by approximately 2.5% over the five year period. The Company has commenced discussions with shippers and other stakeholders concerning the transmission tolls to be charged for the period following December 31, 2001. In the event that the Company is unable to reach agreement with shippers and other stakeholders, the toll methodology in effect prior to January 1, 1997 will determine the tolls for the Westcoast Pipeline System. Under the incentive based toll option the revenue requirement used to fix the transmission tolls is calculated annually based on the actual costs incurred in the previous year and a fixed cost escalation factor of 2.1%. The incentive based toll option revenue requirement is also adjusted to reflect a sharing between the Company and its shippers of any variance between the actual revenue requirement in the previous year and the revenue requirement on which the transmission tolls were based, and incorporates incentives which allow the Company to benefit from the generation of additional revenue from new services and interruptible services.

     As of November 1, 2000, substantially all of the firm transportation service on the southern mainline and the Fort Nelson mainline had been contracted. Approximately 15% by volume of transportation service on the southern mainline is subject to renewal effective November 1, 2002 and the balance at varying times thereafter. In response to strong demand for transportation capacity, the Company recently announced open seasons for expansions of its southern mainline and Alberta-based facilities, targeting a November 2003 in-service date. The proposed mainline expansions will depend on overall customer response and will require NEB approval. The provision of the additional transportation service on the Westcoast Pipeline System will play an important role in alleviating the existing pipeline infrastructure constraints in the Lower Mainland and the U.S. Pacific Northwest by providing enhanced access to British Columbia, Alberta and Northwest Territories natural gas supplies.

NON-NEB  REGULATED  FIELD  SERVICES

     Westcoast Gas Services Inc. ("WGSI") owns interests in four provincially regulated natural gas processing plants and one NEB regulated pipeline.

     The Company's capital expenditures for WGSI amounted to $1 million in 2000 and are projected to be approximately $3 million in 2001.

BOUNDARY  LAKE  PLANT

     WGSI owns a 50% interest in the Boundary Lake gas processing plant, located in northeastern British Columbia, which has a capacity of 60 MMcf of natural gas per day.

JEDNEY  PLANTS

     WGSI owns and operates the Jedney gas processing plants in northeastern British Columbia, which have a combined capacity of 142 MMcf of residue gas per day. These plants include a 25.6 kilometre residue gas pipeline to connect the plant to the Westcoast Pipeline System.

HIGHWAY  PLANT

     WGSI owns and operates the Highway gas processing plant located in northeastern British Columbia. The plant has a capacity of 100 MMcf of residue gas per day.

BUCKINGHORSE  PLANT

     In 1998, the Company wrote off its investment in the Buckinghorse gas processing plant due to low drilling activity and production in the area served by the plant. The facility includes a gas plant, capable of processing 60 MMcf of natural gas per day, a gathering pipeline, certain well site surface facilities (including flow lines and dehydration facilities) and twin transmission pipelines to deliver gas to the Company's Fort Nelson mainline.

DESAN  PIPELINE

     WGSI has a 50% interest in the Desan Pipeline which is a crude oil and natural gas condensate pipeline extending 96 kilometres from the Desan oil field in northeastern British Columbia connecting with the Enbridge Inc. oil pipeline near Zama, Alberta.

EMPIRE  STATE  PIPELINE

     The Company owns 100% of the Empire State Pipeline, which extends approximately 250 kilometres from Niagara Falls through western New York State to Syracuse. The Empire State Pipeline, which was completed in November 1993 at a cost of approximately US$200 million, connects to the main transmission and storage system of Union Gas Limited ("Union Gas") through the Niagara facilities of TransCanada Pipelines Limited ("TCPL"). The pipeline provides distribution companies, power plants and marketers in western New York State with additional gas supply options, including access to gas from western Canada or the United States delivered through the main transmission line of Union Gas, and connects customers to storage facilities at Union Gas' Dawn hub in Ontario.

     The capacity of the pipeline was increased in 1994 to 500 MMcf per day by means of additional upstream compression provided by TCPL. Volumes of natural gas transported through the Empire State Pipeline during 2000 were 117 Bcf compared with 105 Bcf in 1999.

     In January 1997, the New York Public Service Commission approved the current tolls, which became effective November 1, 1996. They are based on a 12.5% rate of return on common equity, a deemed common equity component of rate base of 40% and a seven-year average rate base of US$156 million.

     In November 2000, the Company entered into an agreement to purchase the remaining 50% interest in the Empire State Pipeline that it did not own, increasing its interest to 100%, for a purchase price of US$75 million. The acquisition was completed on March 27, 2001.

FOOTHILLS  PIPE  LINES  LTD.

     Foothills Pipe Lines Ltd. ("Foothills") is 50% owned by each of the Company and TCPL. Foothills is the sponsor for the Canadian portion of the Alaska Natural Gas Transportation System (the "ANGTS Project") and a partner with TCPL in the Alaskan portion of the ANGTS Project. Governmental and regulatory approvals to undertake the Canadian portion of the ANGTS were received in 1977 and 1978. The ANGTS Project is a joint Canadian-United States project to transport gas from Alaska through Canada to southern markets in North America.

     Construction of the Canadian portion of the ANGTS Project was divided into two phases. The pre-build portion ("Phase I") involved the construction, through partially-owned subsidiaries of Foothills, of pipeline facilities extending from Caroline, Alberta to points on the international boundary at Monchy, Saskatchewan (the "Eastern Leg") and Kingsgate, British Columbia, for delivery of Canadian gas to the United States in advance of delivery of Alaskan gas. The balance of the ANGTS Project ("Phase II") is to consist of northern pipeline facilities necessary to deliver Alaskan gas and northern Canadian gas. Construction of Phase II is dependent on a number of factors, including the economic viability of transporting Alaskan natural gas to the United States.

     The tolls charged by Foothills for the transportation of gas through the Phase I pipeline facilities are regulated by the NEB. Pursuant to its multi-pipeline cost of capital decision, the NEB approved a 2000 after-tax rate of return on equity of 9.90% for Foothills on an average Phase I rate base of $810 million. The after-tax rate of return on equity for 2001 was approved at 9.61% by the NEB. For both years, a 30% common equity component of rate base has been approved.

     In 1982 the NEB approved the amortization of approximately $124 million of Phase II expenditures in the Phase I tariff at a rate of 4% per annum. Effective October 1992, the NEB reduced the rate of amortization of the Phase II expenditures from 4% to 2% per annum. The NEB has authorized the continued recovery of the Phase II expenditures in the Phase I tariff until November 1, 2002 whereupon further authorization will be required to continue this treatment.

     The Company has a 27% interest in the average rate base of Foothills' Phase I pipeline system. As of December 31, 2000, its investment in Phase I was approximately $69.9 million and its investment in Phase II was approximately $56.7 million of which approximately $21 million is included in the Phase II expenditures being recovered through the Phase I tariff.

MARITIMES  &  NORTHEAST  PIPELINE

     The Company has a 37.5% interest in the Maritimes & Northeast Pipeline, which transports natural gas originating from fields being developed offshore near Sable Island to serve markets in Nova Scotia, New Brunswick and the northeastern United States. The total cost of the approximately 1,050 kilometre main pipeline and associated lateral pipelines was approximately $2 billion. The Company is responsible for the operation of the Canadian portion of the main pipeline and the development of the associated lateral pipelines. The main pipeline went into service on December 1, 1999 and received the first shipment of natural gas on December 31, 1999.

     Maritimes & Northeast Pipeline Limited Partnership ("M&NP"), the entity responsible for the Canadian portion of the pipeline, filed for final tolls for the December 1, 1999 to September 30, 2000 period on February 28, 2000. In September 2000, the NEB issued its decision and disallowed certain items for inclusion in the Maritimes & Northeast Pipeline's approved rate base. Currently, the Canadian portion of the pipeline is operating under interim tolls. On March 23, 2001, M&NP filed for final tolls for the period October 1, 2000 to December 31, 2002. Currently, M&NP is involved in negotiations with its customers in an attempt to settle rate issues outside of the hearing process.

     The Canadian portion of the pipeline currently has contracted firm service agreements totalling approximately 530,000 MMBtu per day. The Halifax and Saint John lateral pipelines began operation on November 1, 2000 and November 29, 2000, respectively. Application has been made to the NEB for inclusion of these pipelines in rate base. M&NP has also commenced construction of facilities to connect its system to that of a local distributor in New Brunswick. In the first quarter of 2001, M&NP received NEB approval for the construction of facilities to serve a Nova Scotia distributor. M&NP expects that throughput on its system will increase as incremental offshore reserves are connected.

     In August 2000, M&NP received approval from the NEB to operate the Point Tupper Lateral. Approval was granted on the condition that the line operate at approximately 50% of the originally applied for maximum operating pressure. M&NP is finalizing discussions with the pipeline builder and current owner, Sable Offshore Energy Inc., regarding transfer of ownership of the line at the reduced level of operating capacity. NEB approval for the construction of a pressure reducing station was received on March 23, 2001. The Point Tupper Lateral is expected to begin service in the second quarter of 2001.

     The United States portion of the pipeline is operating under tolls that were approved by the U.S. Federal Energy Regulatory Commission (the "FERC") on April 14, 1999. The FERC had previously approved a 14% after- tax return on equity. The currently approved toll for firm service on the US portion of the pipeline represents the maximum toll that the pipeline has agreed to charge for firm service for a period of five years from the commencement of operations.

     On June 29, 1999 Maritimes and Northeast Pipeline, L.L.C., the entity responsible for the United States portion of the pipeline, issued US$240 million principal amount of 7.70% Senior Secured Bonds due 2019 and entered into a credit agreement with a syndicate of commercial banks to provide in aggregate financing for 75% of the capital costs of the United States portion of the pipeline. On June 30, 1999 M&NP issued $260 million principal amount of 6.90% Senior Secured Notes due 2019 and entered into a credit agreement with a syndicate of commercial banks to provide in aggregate financing for 75% of the capital costs of the Canadian portion of the pipeline.

     The Union of Nova Scotia Indians ("UNSI") and the Confederacy of Mainland Mik'maq have instituted a series of legal proceedings challenging the Province of Nova Scotia's grant easements on Crown land to M&NP and alleging a breach of fiduciary duty owed by the Province of Nova Scotia and the Government of Canada to the aboriginal community in the development of the Maritimes & Northeast Pipeline. M&NP and its general partner are named as defendants/respondents in the proceedings, which include a request to set aside the easements and for injunctive relief to prohibit the installation, construction and operation of the pipeline on the subject Nova Scotia Crown lands until the obligations of the governments of Nova Scotia and Canada are performed. M&NP is cooperating with the Governments of Nova Scotia and Canada in the defence of these claims. These proceedings are at a preliminary stage and it is unclear what, if any, impact such proceedings will have on the pipeline.

ALLIANCE  PIPELINE

     The Alliance Pipeline is a 3,686 kilometre natural gas transmission pipeline with a transportation capacity of 1.3 Bcf of natural gas per day from northeastern British Columbia, through Alberta and Saskatchewan, to a terminus near Chicago. The Canadian and U.S. portions of the Alliance Pipeline are owned by two limited partnerships. Each limited partnership is owned by the same five partners or affiliates of such partners. The Company, through wholly-owned subsidiaries, owns approximately 23.6% of each of the limited partnerships. The Alliance Pipeline began operation in December 2000.

     The 1.3 Bcf per day capacity in the Alliance Pipeline is fully contracted. All transportation agreements have a term of fifteen years and a negotiated rate structure that provides for a predetermined formula for the derivation of pipeline rates and equity returns.

     The Alliance Pipeline limited partnerships completed a debt financing with an international banking syndicate in March 1999 to finance 70% of the $5.3 billion dollar capital cost (including allowance for funds used during construction) of the Canadian and U.S. pipelines through a variety of debt facilities, with the balance being financed by equity.

AUX  SABLE  LIQUIDS  FACILITY

     The Company has a 23.6% interest in the Aux Sable natural gas liquids extraction facility ("Aux Sable") located at Joliet, Illinois and associated with the Alliance pipeline. A limited partnership, made up of the same partners as the Alliance Pipeline limited partnerships, owns the Aux Sable facility. Aux Sable cost approximately US$460 million to construct and began operation in December 2000.

     As a result of previously established commodity hedges, the Company's share of Aux Sable's net earnings for 2000 was approximately break-even. Profitability of the facility is highly dependent on the relationship between natural gas prices and natural gas liquids prices. This relationship tends to be very volatile. Under the current natural gas liquids market conditions, the Company does not expect to obtain a satisfactory return on this investment in the immediate future.

VECTOR  PIPELINE

     The Company purchased a 30% equity interest in the Vector Pipeline from Enbridge Inc. in September 1999. The pipeline extends approximately 550 kilometres from a point near Chicago to the Union Gas' Dawn hub in Ontario. The Vector Pipeline connects with the Alliance Pipeline and the Northern Border Pipeline near Chicago and delivers gas to the Union Gas hub and into markets in Indiana and Michigan. The Vector Pipeline is also expected to connect with the proposed Millennium West Pipeline Project at the Dawn hub to service other markets in the northeastern region of the United States. The Vector Pipeline services markets in eastern Canada through the Union Gas Dawn-Trafalgar system.

     The Vector Pipeline went into service on December 1, 2000 and has an initial capacity of approximately 700 MMcf of natural gas per day which will increase to 1 Bcf per day following completion of the Highland compressor station which is expected in late 2001.

     Due primarily to adverse weather conditions encountered during the construction period, the total capital costs of the Vector Pipeline (including allowance for funds used during construction) were approximately US$665 million, which will result in the Vector Pipeline earning less than its approved cost of capital. In addition, a portion of the capacity on the Vector Pipeline has not been contracted.

MERCHANT  CAPACITY

     Union Gas has subscribed for 80 MMcf per day of long-term capacity for its own requirements on both the Alliance and Vector Pipelines. As part of the acquisition of its ownership interests in the Alliance and Vector Pipelines, the Company assumed a long-term capacity commitment for 66 MMcf per day and 160 MMcf per day on the Alliance and Vector Pipelines, respectively. In addition, the Company owns a 23.6% interest in each of Alliance Canada Marketing Ltd. and Cordeca Corporation, which together have a 76.2 MMcf per day capacity commitment on the Alliance Pipeline. Merchant capacity losses on the Alliance and Vector Pipelines totalled $4 million for the first quarter of 2001. The Company's capacity commitments on the Alliance and Vector Pipelines are currently expected to cost more than the market value of the transportation in the near term and are therefore expected to generate losses until an incremental gas supply response from the Western Canadian Sedimentary Basin is experienced. Physical and financial hedges are in place for substantially all of the merchant capacity through October 2001 and for a portion of the merchant capacity through to October 2003.

MILLENNIUM  PIPELINE  PROJECTS

     The Company is a participant in the proposed Millennium Pipeline Project, which involves the proposed construction of a 670 kilometre pipeline, with the potential purchase of additional existing pipe, to deliver 700 MMcf of natural gas per day from Lake Erie to the United States mid-Atlantic to serve the growing natural gas-fired power generation market in that area. The estimated construction cost of the project is approximately $1 billion. The Company has a 21% interest in the project. Construction is subject to a number of conditions, including regulatory approvals, finalization of contractual arrangements and construction of upstream transportation facilities to the delivery point of the proposed pipeline.

     The proposed Millennium West Pipeline Project, in which the Company has a 100% interest, is a $172 million, 75 kilometre pipeline from Union Gas' existing pipeline system and storage facilities at the Dawn hub to the shore of Lake Erie. The Millennium West Pipeline Project is intended to interconnect with another proposed pipeline commencing at the Lake Erie shoreline and extending to the international border to connect to the proposed Millennium Pipeline Project.

     The Millennium partners continue to pursue the necessary United States regulatory approvals. A certificate of approval is currently being sought from the FERC. NEB approval is also required. As a result of delays in obtaining FERC approval, the NEB has agreed to a delay in the commencement of the hearing on the application for NEB approval until the required FERC approval has been further advanced. Further development of the projects is subject to receipt of regulatory approvals and conclusion of satisfactory definitive transportation agreements.

                                GAS DISTRIBUTION

GENERAL

     The gas distribution operations of the Company are carried on by Union Gas (and include its transmission and storage businesses), Centra Gas British Columbia Inc. ("Centra BC"), Pacific Northern Gas Ltd. ("PNG") and a business related to natural gas-fuelled vehicles. Together, these companies distribute natural gas to more than 1.2 million residential, commercial and industrial customers in Ontario and British Columbia. See the Corporate Profile Map.

     The natural gas distribution business is highly seasonal, with the key selling period being the winter heating season from mid-October through mid-April. Operating revenues during this period typically account for approximately two-thirds of annual gas distribution revenues, resulting in strong first quarter results, second and third quarters that show either small profits or losses, and strong fourth quarter results. The gas distribution business is also sensitive to variations from normal weather conditions. Colder than normal weather conditions produce higher revenues and earnings, with the opposite result being experienced in warmer than normal weather conditions.

     As regulated natural gas distribution monopolies within their respective franchise areas, Union Gas, Centra BC and PNG compete with distributors of other forms of energy including electricity, heating oil and heavy fuel oil. Over the last 18 months, the average cost of natural gas has increased substantially which may result in decreased demand for natural gas from all customer segments.

     The following table sets out certain operating and regulatory information relating to the principal subsidiaries of the Company included in the gas distribution operations:

                            Annual                        Common       Approved
             Number of    Deliveries     Rate Base        Equity      Return on
           Customers (1)   (Bcf) (2)   ($million) (3)  Component (4)  Equity (5)
           -------------  -----------  --------------  -------------  ----------
Union Gas      1,123,000       1,263           2,965             35%       9.61%
Centra BC         69,500          26             444             35%       8.42%
PNG               39,700          31             174             36%      10.00%

NOTES:
------

(1)  As  at  December  31,  2000.
(2)  For  the  year  ended  December  31,  2000.
(3)  Projected  average  rate  base  for  the  year  ending  December  31, 2001.
(4) Percentage of rate base considered to be financed by common equity, as most recently approved by the applicable regulatory authority.
(5)  As  most  recently  approved  by  the  applicable  regulatory  authority.

     In recent years, as a result of the deregulation of the natural gas industry in Canada, many industrial and other large customers of the Company's gas distribution subsidiaries have elected to satisfy their gas requirements by purchasing gas directly from producers and other gas suppliers and contracting with the distribution utilities for the transportation and distribution of that gas through the transmission and distribution systems of the utilities. Under current methods of regulation, the utilities generally receive the same operating income for transportation and distribution services provided to their customers as was previously obtained through gas sales to those customers.

     The distribution utilities continue to purchase gas to supply their core market, consisting primarily of residential and small commercial customers. The natural gas supply of the distribution utilities includes gas supply contracts with pricing mechanisms that reflect monthly variations in the price of gas, rather than fixed prices. The recovery of costs resulting from gas supply contracts, and any prices redetermined under those contracts, are subject to approval by the regulatory authority having jurisdiction over the distribution utility. Gas supplies are primarily obtained from sources in western Canada, although Union Gas also purchases some gas produced in the United States.

     The Company's gas distribution operations are regulated by provincial regulatory authorities. Regulation provides the opportunity for reasonably stable earnings, but does not provide shareholders with an assured return. Utility earnings are generally regulated on the basis of a return on rate base for a future test year period. Return consists of annual utility operating income before interest, but after the deduction of income taxes paid. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service (less accumulated depreciation and related deferred income taxes) plus an allowance for working capital, a large component of which is gas in inventory. The allowed rate of return is established by determining the weighted average cost of the individual components of the capital structure.

     The rate application process leads to the implementation of new rates that are intended to provide a utility with the opportunity to earn the allowed rate of return. The use of a future test year is intended to eliminate the time lag between incurring future costs and the implementation of rate adjustments required for their recovery. The actual rate of return achieved by the Company's distribution subsidiaries may vary from the rate allowed by the applicable regulator as a result of the timing of permitted rate increases, the utility's ability to generate forecasted revenues, weather, inflation, interest rates and general economic conditions.

UNION  GAS  LIMITED

GENERAL

     Union Gas owns and operates natural gas transmission, distribution and storage facilities in Ontario. Union Gas distributes natural gas to customers in northern, southwestern and eastern Ontario and provides storage, transportation and related services to utilities and other industry participants in the gas markets of Ontario, Quebec and the central and eastern United States. Union Gas' underground natural gas storage facilities have a working capacity of approximately 143 Bcf and are the largest in Canada.

     The following table summarizes deliveries of gas through the Union Gas transmission and distribution systems for each of the years in the three years ended December 31, 2000:

                    2000  1999   1998
                   -----  -----  -----
                           Bcf
     Volumes       1,263  1,222  1,127

TRANSPORTATION

     Union Gas' gas transmission pipeline system consists of approximately 6,400 kilometres of pipeline. The main transmission line, with six mainline compressor stations, extends from Windsor and Sarnia to Oakville, Ontario, with branch lines extending to various other locations in its service area. See the Union Gas Storage and Transmission Map. The transmission system has a capacity of approximately 5,000 MMcf per day.

     The Union Gas transmission system constitutes a strategic link between various pipeline systems in the United States and Canada. Through its facilities at Windsor and Sarnia, the Union Gas system connects five major interstate pipelines in the central United States to the TCPL pipeline system near Toronto and through that system to other pipelines serving the eastern United States.

     As a result of these interconnections, the Union Gas transmission system is an integral part of the overall system for the delivery of gas from western Canada and the United States to markets in central Canada and the northeastern United States.

     Deregulation of the natural gas industry in North America has resulted in increasing demand for storage and related transportation services. In 2000, Union Gas transported approximately 735 Bcf of gas under transportation and storage service contracts for third parties.

STORAGE

     Union Gas also maintains 20 underground natural gas storage facilities located in depleted gas fields near Sarnia, Ontario. The underground storage system has a working capacity of approximately 143 Bcf, and is connected directly to Union Gas' main transmission pipeline system. During the summer season, when demand is lower, Union Gas purchases gas in excess of its daily requirements, which it retains in its storage facilities. The stored gas is then available for use during periods of heavy demand to augment gas available from other sources.

     The size of Union Gas' underground storage facilities, and their strategic location close to major gas markets which can be reached through connections to Union Gas' transmission system, have enabled Union Gas to provide gas storage and transportation services to other utilities and gas market participants in Canada and the United States.

DISTRIBUTION

     Union Gas is the second largest distributor of natural gas in Canada, both by gas volume and by number of customers. Union Gas' distribution service area encompasses over 400 communities and extends throughout northern Ontario from the Manitoba border to the North Bay/Muskoka area, through southern Ontario from Windsor to just west of Toronto, and across eastern Ontario from Port Hope to Cornwall. See the Union Gas Storage and Transmission Map.

     As of December 31, 2000 Union Gas' distribution system consisted of approximately 28,200 kilometres of distribution pipelines serving approximately 1,123,000 residential, commercial and industrial customers. During 2000, Union Gas distributed approximately 528 Bcf of gas to its customers compared with 516 Bcf in 1999, of which approximately 63% was delivered to commercial and industrial customers.

     Union Gas has approximately 450 franchise agreements with municipalities in Ontario. These agreements set out the terms and conditions under which Union Gas conducts its business within the municipality. The Ontario Energy Board (the "OEB") has issued a new model franchise agreement that defines the basis for granting and renewing these franchises on terms which are generally acceptable to Union Gas. Union Gas is pursuing some additional changes to the model agreement to ensure that its position is competitive with the terms and fees applied to electricity distribution companies.

CAPITAL  EXPENDITURES

     In 2000, Union Gas' capital expenditures applicable to its storage, transportation and distribution businesses were $204 million, primarily for pipeline, natural gas storage and transmission facilities. For 2001, Union Gas estimates capital expenditures of approximately $250 million.

REGULATORY  MATTERS

     Union Gas' storage and transportation system, together with its gas distribution system, is regulated by the OEB.

     On January 1, 1999, Union Gas transferred the operating responsibility for the business of retail sales, financing, renting and servicing of natural gas appliances to an unregulated affiliate, Union Energy Inc. ("Union Energy"). At the same time, the majority of the assets used in the business were acquired from Union Gas by another non-regulated affiliate, Westcoast Capital Corporation ("Westcoast Capital"). The transfer was approved by the OEB on certain conditions. The conditions specify a $12 million annual cost of service reduction and the requirement that approximately $14 million in one time and other transition costs not be recovered in rates to customers. Union Gas continues to concentrate on developing and operating new services that emphasize cost effectiveness and reliability in the delivery of natural gas to customers.

     In January 1999, the OEB approved 1999 rates for Union Gas based on an after-tax rate of return on common equity of 9.61% and a common equity component of rate base of 35%. The approved rate base was approximately $2.7 billion.

     In March 1999, Union Gas filed an application with the OEB for an order approving rates in accordance with a performance-based regulation ("PBR") mechanism effective January 1, 2000 for an initial term of 5 years. This mechanism, based on a price cap, proposes to fix the annual unit rate increases for regulated services at 1.9%. There is some pricing flexibility allowed, including the ability to negotiate longer-term rates with customers. Certain items, such as the cost of purchasing gas, will continue to be passed through to customers at cost, which is the same treatment as currently exists under cost of service regulation. Under the proposal, Union Gas accepts somewhat more risk than it would otherwise under the current cost of service method of regulation in exchange for more opportunity to benefit from growth and cost efficiencies. The OEB held a hearing on the PBR application during the second and third quarters of 2000. A decision is expected from the OEB in the second quarter of 2001.

UNDERTAKINGS

     With the enactment of the Energy Competition Act, 1998 (Ontario) governing utilities and utility regulation, the Company negotiated undertakings with the Government of Ontario which were effective March 31, 1999. These undertakings are designed to place Union Gas on a level playing field with municipal electric utilities and are limited in scope, principally focusing on maintenance of common equity and restricting Union Gas, except through affiliates, to carrying on business activities related to transmission, distribution and storage of natural gas without the prior approval of the OEB. The undertakings do not address issues relating to corporate governance and affiliate transactions. The Energy Competition Act, 1998 (Ontario) gives the OEB the power to establish rules of conduct for transactions between gas and electric distribution utilities and their affiliates. The OEB issued the Affiliate Relationship Code for Gas Utilities which addresses the conditions under which Union Gas may share services, facilities, employees and information, as well as conditions and restrictions related to financial transactions between Union Gas and its affiliates.

                                [GRAPHIC OMITTED]

CENTRA  GAS  MANITOBA  INC.

     On  July  30,  1999,  the Company completed the sale of Centra Gas Manitoba
Inc.  to  Manitoba  Hydro  for  proceeds  of  $245  million.

CENTRA  GAS  BRITISH  COLUMBIA  INC.

     Centra BC owns and operates the natural gas transmission pipeline from the Vancouver metropolitan area underwater to Vancouver Island and the distribution system on Vancouver Island and along the Sunshine Coast of British Columbia. The combined system consists of 737 kilometres of natural gas transmission pipelines and 2,830 kilometres of distribution pipelines. It has a designed throughput capacity of 135 MMcf per day. Centra BC serves approximately 69,500 residential, commercial and industrial customers along the Sunshine Coast and in various communities on Vancouver Island including the City of Victoria and surrounding areas. During 2000, Centra BC delivered approximately 26 Bcf of gas through its system. Centra BC made capital expenditures of approximately $22 million on its system in 2000 and plans to make capital expenditures of $20 million in 2001.

     In December 1995, the Company and the Province of British Columbia (the "Province") entered into an agreement replacing the previous financial arrangements relating to the natural gas pipeline to Vancouver Island and connected distribution systems. The Province agreed to make quarterly payments from 1996 through 2011 related to natural gas production royalties associated with deemed volumes of natural gas transported through the Vancouver Island pipeline. The royalty related payment for 2000 is estimated to be approximately $22 million.

     The Company agreed to provide future financial support of up to $120 million over the period from 1996 to 2011 and $17.5 million for 1995 to cover the principal amount of the revenue deficiencies incurred by Centra BC. Annual revenue deficiencies are calculated as the difference between the regulated allowed return on approved rate base and earnings actually derived from sales revenues and expenses. The financial support provided by the Company to cover the revenue deficiency will be recorded in a deferral account by Centra BC, and, together with carrying costs at certain agreed rates, will be recoverable through future rates charged to customers. The amount in the deferral account as at December 31, 2000 was approximately $73 million, compared to $67 million as at December 31, 1999.

     Over the period from 1996 through 2002, the cost of natural gas service to customers other than the owners of seven pulp mills is set based upon competitive market pricing instead of the previous government subsidized basis. The British Columbia Utilities Commission (the "BCUC") commenced a process in January 2000 to establish the long term cost allocation and rate design principles that Centra BC will employ commencing in 2003.

     The rate base of Centra BC as at December 31, 2000 was approximately $429 million. For the years 1996 to 2002, the agreement provides for a deemed common equity component of rate base of 35% and a return on the common equity component of rate base of 362.5 basis points over the forecast Government of Canada long term bond rate. Commencing in 2003, the common equity component and the return on common equity will be set by the BCUC. The agreement also provides for a reduction in the return on common equity of $1.9 million per year for the years 1996 to 2011, resulting in an effective rate of return on common equity of 8.4% for 2000 as compared with
7.8%  in  1999.

PACIFIC  NORTHERN  GAS  LTD.

     The Company owns 100% of the voting shares and 41% of the non-voting shares of PNG. PNG is a gas transmission and distribution utility which directly and through subsidiaries serves customers in west-central and northeastern British Columbia. As at December 31, 2000, the Company's investment in PNG was approximately $27 million.

     PNG's transmission pipeline system connects with the Westcoast Pipeline System near Summit Lake, British Columbia and extends approximately 590 kilometres to the west coast of British Columbia at Prince Rupert.

In addition, PNG owns and operates distribution facilities in the various communities located throughout its service area. See the Corporate Profile Map.

     PNG is regulated by the BCUC, which approves its rates and tariffs. Information concerning PNG's customers, deliveries, rate, common equity component and approved return on equity is summarized in the table under the heading "Gas Distribution - General". PNG has firm transportation service and interruptible sales agreements with four large industrial customers, Methanex Corporation ("Methanex"), Skeena Cellulose Inc., Eurocan Pulp & Paper Co. and Alcan Smelters and Chemicals Ltd. In aggregate, these customers accounted for 64% of PNG's deliveries and 30% of PNG's operating revenues in 2000.

     In May 2000, PNG was advised by Methanex of its decision to shut down the Kitimat methanol/ammonia plant for an initial period of 12 months commencing July 1, 2000. Methanex is PNG's largest customer and accounted for 43% of volumes transported in 2000 and 40% of operating margin. These deliveries were made pursuant to three agreements for firm transportation service and interruptible sales, which contain take or pay obligations for up to 80% of the contract demand and that expire between 2002 and 2009. The largest of these contracts with Methanex, representing approximately 77% of the total Methanex contract demand, expires on October 31, 2002.

     The uncertainty relating to deliveries to Methanex have made it difficult for PNG to raise capital on acceptable terms. Furthermore, PNG has been required by its lender to reduce its operating line. In response to this situation PNG has developed strategies to preserve capital and reduce operating costs. An application has been presented to the BCUC to seek regulatory relief.

TRILLIUM

     Through Trillium Canada L.P. and Trillium USA Inc., the Company develops, owns and operates natural gas vehicle fuelling stations in Canada and the United States. There are fifteen fuelling stations in operation and one station currently under construction.

                                POWER GENERATION

     Through subsidiaries, the Company wholly owns cogeneration plants at Fort Frances and Windsor, Ontario, and is a joint owner of cogeneration plants at Taylor, British Columbia, Sault Ste. Marie, Ontario and Whitby, Ontario. The Company also owns a cogeneration plant on Vancouver Island, which is being commissioned for service, a 75% interest in a project to convert a heavy fuel oil-fired generating plant to a natural gas fired combined cycle plant in Saint John, New Brunswick, which is nearing completion, and a 60% interest in a combined cycle gas fired power generation project near Tacoma, Washington, which is now under construction.

     The Company is continuing to negotiate the sale of certain power generation assets. The outcome of these negotiations is uncertain.

     The province of Ontario has announced its intention to deregulate the provincial power market and form an Independent Market Operator to manage the dispatch of generation and load service. The Company is preparing to participate in the open market process.

FORT  FRANCES  COGENERATION  PLANT

     The Company has a 100% ownership interest in a 110-megawatt gas-fired cogeneration plant at Fort Frances, Ontario. The facility supplies electricity to Ontario Hydro under an agreement expiring in 2008 and steam to the adjacent pulp mill owned by Abitibi-Consolidated Inc. Abitibi-Consolidated Inc. operates the cogeneration plant on behalf of the Company.

WHITBY  COGENERATION  PLANT

     The Company has a 50% interest in a partnership with Atlantic Packaging Products Ltd. that owns a 50- megawatt gas-fired cogeneration project in Whitby, Ontario. The plant, which began commercial operations in September 1998, sells electricity to Ontario Hydro under a long term agreement and steam to the Atlantic Packaging Products Ltd. paper mill at Whitby, Ontario.

     In February 1999, the plant suspended electricity production for delivery to Ontario Hydro due to engine failure. In 2000, the plant reached 93% of the budgeted on-peak power generation. Due to the nature of the support agreement with the engine manufacturer, the impact on financial performance of the plant while the engine is out of service is minimal.

MCMAHON  COGENERATION  PLANT

     The Company has a 50% joint venture interest in the McMahon cogeneration plant at Taylor, British Columbia. The joint venture has an agreement to supply electricity to British Columbia Hydro and Power Authority ("BC Hydro") over a 20 year period expiring in 2014. The plant also supplies steam to the Company's adjacent gas processing plant.

LAKE  SUPERIOR  COGENERATION  PLANT

     The Company has a 50% interest in the 110-megawatt Lake Superior Power cogeneration plant at Sault Ste. Marie, Ontario. Electricity is sold to Ontario Hydro under an agreement that has a term of 20 years expiring in 2013. Steam from the plant is sold to the nearby St. Marys Paper Inc. mill.

FORD COGENERATION PLANT

     The Company owns a 35-megawatt gas-fired cogeneration plant at the Ford Motor Co. of Canada Ltd. ("Ford") plant in Windsor, Ontario. High pressure steam is purchased from Ford and Ford purchases all of the electricity and low pressure steam generated by the plant.

ISLAND  COGENERATION  PROJECT

     The Company has 100% ownership in the Island Cogeneration Project, which involves the construction of a 250-megawatt natural gas fired cogeneration plant located adjacent to Norske Skog Canada's pulp and paper mill near Campbell River on Vancouver Island at an estimated cost of $240 million. A $194 million financing for the project was completed in September 1999. Electricity will be sold under an agreement with BC Hydro over a 20 year period and steam will be supplied to the pulp and paper mill pursuant to a steam sale agreement.

     The engineering, procurement and construction ("EPC") contractor and turbine supplier for the project has advised that required design changes to the turbine and difficulties with plant commissioning have delayed the start- up of the project. As well, distillate firing capability, intended to be available at start-up, will be further delayed but will not prevent interim operations on natural gas. Current contractual arrangements require the EPC contractor to make certain payments as a result of these delays and the expected reduction in plant output and efficiency. Agreement in principle has been reached with the EPC contractor regarding amendments to the existing contractual arrangements, which would facilitate the interim operation of the plant until such time as substantial completion can be achieved. It is anticipated that interim operations will begin in the second quarter of 2001.

     The issuance of an air emissions permit for the project has been appealed by two non-governmental organizations to the Environmental Appeal Board of British Columbia. The Company supports the position of the Ministry of the Environment of British Columbia as respondent that the permit was properly issued.

BAYSIDE  POWER  PROJECT

     The Company has a 75% interest in the Bayside Power Project ("Bayside") which is a project to convert a 100-megawatt heavy fuel oil fired generating plant located in Saint John, New Brunswick to a 285-megawatt natural gas fired combined cycle plant. Irving Oil Limited owns the remaining 25% interest.

     The project is anticipated to cost approximately $165 million (including interest during construction). An additional $22 million for in-plant refurbishment and interconnection costs will be financed by New Brunswick Power Corporation ("NB Power"). The refurbished equipment will be leased back to the project by NB Power. Bayside has concluded an agreement to sell firm winter and optional summer electricity to NB Power for a term of 20 years and has secured necessary power transmission access to export the electric power to the United States during the summer months. Discussions continue with a neighbouring steam host for the sale of process steam from the plant.

     Construction is over 90% complete and the plant is expected to begin commercial operation in the third quarter of 2001. In-service has been delayed due to ongoing project execution challenges faced by the EPC contractor and turbine supplier for the project. Current contractual arrangements require the EPC contractor to make certain payments as a result of these delays. A dispute between the EPC contractor and the subgeneral contractor has resulted in the subgeneral contractor filing a statement of claim against the EPC contractor and Bayside Power L.P. claiming non-payment for work performed in the amount of approximately $30 million. The Company is of the view that there is no sustainable cause of action against Bayside Power L.P.

FREDERICKSON POWER PROJECT

     In 1999, the Company entered into an agreement with the Bonneville Power Administration pursuant to which the Company purchased, at a cost of US$25 million, a partially built and permitted 249 megawatt natural gas fired electricity generation project located between Tacoma and Olympia in the State of Washington. Gas turbine and steam turbine equipment has been secured and engineering and construction activities have commenced. Power purchase agreements have been completed with three public utility districts in Washington State for approximately 50% of the output from the plant. The power purchase agreements place responsibility for gas costs with the public utility districts. The balance of the power produced will be sold on a merchant basis. The current plan calls for the electricity generating facility to begin operations in mid-2002 with estimated costs of approximately US$180 million.

     In May 2000, the Company sold 40% of its interest in the project to EPCOR Power Development Corporation.

                                  INTERNATIONAL

INDONESIA  -  IRIAN  JAYA  POWER  PLANT

     The Company has a 43% interest in P.T. Puncakjaya Power ("PJP") which owns and operates an integrated power generation plant, a related transmission line and associated facilities at the Grasberg mine in Irian Jaya, Indonesia operated by P.T. Freeport Indonesia. The PJP power facilities provide electrical power to the mine under a long-term contract payable in U.S. funds in the United States. The total generating capacity of the PJP facilities is approximately 388 megawatts. The US$560 million facilities are financed 80% by non-recourse term debt and 20% by equity. PJP's revenues and expenses are principally in U.S. dollars.

MEXICO  -  CANTARELL  NITROGEN  FACILITIES

     The Company has a 20% interest in a consortium which entered into a contract with Pemex Exploracion y Produccion ("PEP"), a subsidiary of the national oil company of Mexico, to build, own and operate a large nitrogen supply and delivery complex to enhance the production and recovery of oil from the Cantarell oil field located in the Bay of Campeche, Gulf of Mexico. The other members of the consortium are BOC Gases, Marubeni Corporation, Linde AG and ICA Fluor Daniel. In the fourth quarter of 2001, the Company will be required to purchase an additional 10% interest in the facilities from ICA Fluor Daniel for an estimated purchase price of approximately US$35 million. Construction of the facilities was recently completed at a cost of approximately US$1 billion.

     The entire nitrogen output from the facilities is sold to PEP under a 15 year Nitrogen Supply Contract. Under this agreement, PEP is obligated to pay a fixed capacity charge, which is independent of the volume of nitrogen actually taken. This capacity charge, which accounts for most of the facilities revenues, is payable in U.S. dollars. PEP also pays a fixed operating and maintenance charge (denominated in escalating U.S. dollars but payable in Mexican pesos) which covers the variable operating costs of the facilities. Fuel charges for natural gas are passed through to PEP as incurred subject to a fuel efficiency test. All of PEP's obligations under the Nitrogen Supply Contract are unconditionally guaranteed by its parent company, Petroleos Mexicanos, one of the largest petroleum companies in the world.

     The facilities are in operation and are currently delivering to PEP volumes close to the design capacity of 1.2 Bcf of nitrogen production per day. Repairs to the cooling water system and replacement of certain of its components are currently underway to eliminate the corrosion and erosion of the cooling tubes due to the periodic intake of excessive suspended solids. Completion of the repairs is expected by the fourth quarter of 2001.

     Limited recourse financing of US$623 million was secured in September 1999. The Company has provided a completion guarantee for 30% of the financed amount. Final completion is required by March 2, 2002.

     As of March 31, 2001, the investment in the facilities by the members of the consortium was US$348 million. The Company's share of this investment is US$74 million.

MEXICO  -  CAMPECHE  NATURAL  GAS  COMPRESSION SERVICES PROJECT

     In August 1998, an international consortium in which the Company has a 45% interest was awarded a contract by PEP to construct, own and operate an offshore gas compression and liquids recovery facility on a platform in the Cantarell oil field in the Bay of Campeche, Gulf of Mexico. The other members of the consortium are Marubeni Corporation, Marubeni America Corporation and Grupo Consorcio de Fabricaciones y Construcciones. The facility is designed to deliver 250 MMcf of gas per day and is estimated to cost approximately US$280 million.

     The natural gas compression services will be provided under a five year Gas Compression Services Agreement with PEP. Under this contract, PEP will pay a fixed capacity charge in U.S. dollars on a take-or-pay basis. Additionally, PEP will pay an operations and maintenance charge to cover operating costs, calculated in U.S. dollars but payable in Mexican pesos. Fuel gas utilized by the project will be provided by PEP on a pass-through basis up to an agreed daily maximum. All of PEP's payment obligations under the Gas Compression Services Agreement will be unconditionally guaranteed by its parent company, Petroleos Mexicanos.

     The project has experienced construction delays due to weather-related problems and difficulties with the local contractor. While contractually the project is subject to penalties for late completion, a series of formal requests have been made to PEP to extend the contract in-service date. Formal contract extension has been agreed to by PEP, extending the in-service date to November 8, 2000. The subsequent extension requests to extend the in- service date on a no-fault basis are under review by PEP. The project is expected to begin service in the second quarter of 2001.

CHINA  -  SHANGHAI  POWER  PLANT

     The Company has a 32.5% interest in a Sino-foreign cooperative joint venture in Shanghai, China. The joint venture owns and operates a 50-megawatt power plant at the facilities of Baosteel Group Shanghai No.1 Iron & Steel Company Ltd., which supplies the fuel and purchases the power produced by the plant. The plant, which uses blast furnace gas, a by-product of the steel manufacturing process, as its primary fuel, cost approximately US$50 million.

     The power plant commenced commercial operations on June 1, 2000. Government approval for the transfer of project earnings and other project amounts out of China will be required. The Company has secured political risk insurance to cover its investment.

                                    SERVICES

     Included in this business segment are businesses that provide energy services, energy marketing services, retail energy services, information technology services and financial services. These services are provided by Engage Energy Canada L.P. and Engage Energy America, L.L.C. ("Engage Energy"), Union Energy, Enlogix Inc. ("Enlogix") and Westcoast Capital.

ENGAGE  ENERGY

     During 2000, the Company and The Coastal Corporation ("Coastal") of Houston, Texas terminated their natural gas and electricity marketing joint venture, which operated under Engage Energy Canada, L.P. in Canada and Engage Energy U.S., L.P. in the United States. The termination of the joint venture resulted in the Company purchasing the additional 50% interest in Engage Energy Canada L.P., increasing its ownership interest to 100%, and selling its 50% interest in Engage Energy U.S., L.P. The Company also purchased certain structured power and gas contracts from Engage Energy U.S., L.P. These contracts are owned and managed by Engage Energy America, L.L.C.

     Engage Energy is a major marketer and trader of natural gas and electricity and provides risk management and energy management services in Canada through its office in Calgary, Alberta and its six regional offices across Canada and the United States.

     In 2000, Engage Energy marketed 1,809 Bcf of natural gas and 10 million megawatt hours of electric power, compared with 2,037 Bcf of natural gas and 10 million megawatt hours of electricity in 1999. The decrease in natural gas marketing volumes is directly related to the change in ownership interests in 2000.

     Engage Energy operates in a competitive environment characterized by volatility and often by narrow margins. Its energy merchant and trading business and its portfolio of physical and financial forward transactions have inherent market, credit and operations risks. The Company's risk management policy defines the methodology to be employed in measuring and monitoring risks and the maximum daily risk exposure. The Company manages its exposure to market risk through a variety of risk management techniques. The Company utilizes derivative and other financial instruments to manage the impact of market fluctuations on assets, liabilities or other contractual commitments.

UNION  ENERGY  INC.

     In 1997, the Company began to pursue new non-regulated retail energy service businesses. Union Energy was formed to provide energy equipment sales, financing, rentals, installation and maintenance, as well as energy management, procurement and sales to residential, commercial and industrial customers. Initially, this business grew through the acquisition of heating, ventilation and air conditioning ("HVAC") businesses. These purchases were part of a program of assembling leading HVAC businesses in major markets to take a leadership role in providing non-regulated energy services.

     On January 1, 1999, Union Energy assumed operating responsibility for the retail merchandise and services programs formerly held by Union Gas and continues in the business of appliance sales and rental programs, appliance service work and merchandise financing on behalf of Westcoast Capital. Union Energy and Westcoast Capital, as non-regulated businesses, have more flexibility than the regulated utilities to design and package energy products and services to meet customer needs. Union Energy serves 1.1 million customers through 45 branches in Ontario, Manitoba, Alberta and British Columbia.

ENLOGIX  INC.

      In February 1998, the Company formed Enlogix to meet demand for information services by utilities, municipalities and energy service providers arising out of the deregulation of the energy market. Enlogix provides billing and customer information services to the energy and utility sectors, providing 13 clients with billing services for their approximately 3 million customers, approximately 2.4 million of which are customers of Westcoast subsidiaries. Enlogix systems support clients in the regulated and unregulated gas, electric, water, and energy services sectors across North America.

     In December 2000, Enlogix completed a multi-year applications development agreement along with a comprehensive new marketing and sales agreement with SCT Utility Systems, Inc. of South Carolina, U.S.A. ("SCT"). Enlogix customer information service is based on SCT's billing software to which Enlogix has exclusive Canadian rights for 5 years and perpetual non-exclusive application service provider rights in North America.

WESTCOAST  CAPITAL  CORPORATION

     In April 1997, the Company established Westcoast Capital, which provides selected financial services to aid customers in the acquisition of energy related equipment. Westcoast Capital's business is mainly focused on energy-related investments and is divided into two distinct sectors, retail finance and structured finance. The retail finance business includes the financing and rental of household appliances to individual homeowners while the structured finance business includes the financing of capital equipment for businesses. In order to focus on the retail finance business, the Company decided in the fourth quarter of 2000 to cease doing further structured finance business.

     On January 1, 1999, Westcoast Capital acquired the majority of the assets of Union Gas' retail merchandise finance and rental programs amounting to approximately $500 million. Westcoast Capital has entered into an agreement with Union Energy whereby Union Energy provides operating services for existing and future retail finance and rental contracts entered into by Westcoast Capital.

     In 2000, Westcoast Capital received proceeds of approximately $360 million on the securitization of rental assets and asset-backed finance contracts to WestCap Trust. WestCap Trust, established to purchase assets from Westcoast Capital, now holds, after inclusion of reserves and purchases of asset-backed finance contracts previously made in 1999, assets in excess of $380 million. The proceeds were used to reduce external borrowings.

     Westcoast Capital is exposed to the risk that costs associated with funding fixed rate leasing and financing contracts will change in response to changing debt market conditions. This risk is monitored and, where deemed appropriate, various swap and hedging products are utilized to minimize losses to the portfolio of investments.

NGX  CANADA  INC.

     On March 31, 2000 the Company sold 51% of its natural gas exchange operation, carried on by NGX Canada Inc., to OM Gruppen of Sweden, a European electronic exchange owner and operator. In January 2001, the Company sold its remaining 49% to OM Gruppen effective January 1, 2001.

                                  RISK FACTORS

     The Company faces certain strategic, financial and operational risks as part of its business, operations and activities.

GENERAL

     The following risks apply to the Company generally; risks that are applicable to the Company's principal business segments follow this section.

REGULATORY

     The majority of the Company's asset base is subject to various degrees of regulation. Changes in the regulatory environment may be beyond the Company's control and may impact its capacity to conduct business effectively and sustain or increase profitability. If recent high prices continue, there may be a risk of increased regulation, rather than continuing deregulation.

BUSINESS  COMPLEXITY

     The Company carries on business in a large geographic area, enters into complex contractual relationships and deals with sophisticated partners, customers and suppliers. The Company must manage risks that are inherent in the large scale and complicated nature of its operations.

CAPITAL  AVAILABILITY

     Access to sufficient capital to execute its growth strategies and to generate acceptable financial returns as well as the Company's process for allocating capital resources are important factors in the Company's development. The Company's ability to grow depends, in part, upon its ability to identify and complete acquisition and investment opportunities as well as its ability to attract and access capital to fund investments and acquisitions. Opportunities for growth through acquisitions and investments in joint ventures, and the future operating results and success of these acquisitions and joint ventures, may be affected by domestic and foreign trade and monetary policies, laws and regulations, political and economic developments, inflation rates, taxes and operating conditions.

INTEREST  RATES/CURRENCY

     The Company's business is capital intensive and often requires substantial financing. Significant movements in interest rates may expose the Company to higher borrowing costs and lower investment yields. In addition, investments outside of Canada are often denominated in U.S. dollars or other foreign currency. Volatility in foreign exchange rates may expose the Company to economic and accounting losses that it may be unable to mitigate.

FACILITY  RISKS

     The Company carries on business through a complex array of gas gathering, processing and transmission assets and power generating assets. These facilities, like any other industrial operations, are subject to outages from time to time. Depending on circumstances, such outages may result in loss of revenues and/or increased maintenance costs.

COMPETITION

     The energy industry continues to deregulate, consolidate and converge and a smaller number of dominant participants is emerging. The Company's future growth and profitability may be affected by its ability to compete with services offered by other energy enterprises which may be larger, offer more services, and possess greater resources.

PERFORMANCE  RISKS

     The Company has extensive contractual relationships with natural gas, natural gas liquids and electricity producers and customers, natural gas and electricity marketers, local distribution companies, commercial enterprises, industrial companies, suppliers and financial institutions. The risk of non-performance by a contracting party may be analyzed and reduced but it cannot be entirely eliminated. Ongoing consolidation of customers, financial institutions and partners may increase the severity of a default.

COMMODITY  PRICE  RISKS

     The Company is exposed to fluctuations in the prices of various commodities including natural gas, electricity and natural gas liquids in connection with certain of its assets and obligations. These include exposures to the absolute price of the commodity, geographic market differentials, cross-commodity spreads and seasonal price spreads. The Company manages these exposures on an ongoing basis through various risk management committees and employs accepted risk management techniques including physical contracting strategies, fixed/floating price swaps, and put and/or call options. While the Company seeks to manage all of its commodity price risks, it does not necessarily eliminate all of these exposures and may be negatively impacted by fluctuations in the prices of these commodities.

DERIVATIVES

     The Company utilizes derivative and other financial instruments in connection with both trading and non- trading activities. The Company enters into forward, future, swap and option contracts to manage the impact of market fluctuations on assets, liabilities, or other contractual commitments. The
Company could, however, incur financial losses in the future as a result of market or price volatility. Furthermore, because the valuation of these financial instruments can involve estimates, changes in the assumptions underlying these estimates can occur, changing the Company's valuation and potentially resulting in financial losses.

MERCHANT  CAPACITY

     The Company has committed and may in the future commit to capacity on pipelines and projects and therefore faces the risk that its commitment may be in excess of market rates.

ENVIRONMENTAL  RISKS

     The Company is required to comply with existing environmental laws and regulations. It is possible that increasingly strict environmental laws and regulations and enforcement policies thereunder, and potential claims for damages and injuries to property, employees, other persons and the environment resulting from current or discontinued operations, could result in substantial costs and liabilities in the future.

INSURANCE  RISKS

     While the Company maintains insurance against exposures to loss normally associated with gathering, processing and transportation of natural gas, gas distribution and storage, and power generation, including but not limited to coverage for explosions and fires, the occurrence of a significant event against which the Company may not be fully insured could have a significant negative effect on its business.

HUMAN  RESOURCES

     Most of the employees of the Company are members of a union. Labour disruptions associated with the collective bargaining process can impact upon the Company's ongoing operations. In addition, the Company is dependent on maintaining its ability to attract and retain employees with the requisite skill and capabilities to operate in the complex and competitive energy industry.

TRANSMISSION  AND  FIELD  SERVICES

GENERAL

     The ongoing profitability of the Company's transmission and field services assets depends upon having in place contracts for a major portion of its capacity. The ability to negotiate new contracts and to renegotiate existing contracts could be negatively impacted by factors the Company cannot control, including the construction by other companies of additional capacity, reduced demand due to higher gas prices, actions by regulators, drilling activity and supply availability and the competitiveness of alternative energy sources. In addition, the profitability of the Company's transmission and field services assets is dependent on its ability to manage its cost structure such that it can provide services at competitive rates.

COMPETITION

     As the regulatory environment governing the majority of the Company's assets continues to evolve from the traditional cost recovery model to a less regulated, commodity and service based approach, there is increasing pipeline on pipeline competition. Customer demands for toll certainty and lower-cost tailored services have promoted increased competition from other midstream service companies and producers.

     During 2000, completion of the Alliance Pipeline, which increased transportation capacity from the Western Sedimentary Basin, introduced competition for the natural gas in the traditional supply area served by the Company's Southern mainline transmission facilities. The Southern Crossing Pipeline, connecting the ANG pipeline in southeastern British Columbia with the BC Gas pipeline facilities in the southern Okanagan Valley, competes in traditional markets for the Western Pipeline System.

     The extent of the impact of competition on the Company's operations and future expansions cannot be determined at this time.

GAS  SUPPLY  AND  PRICING

     Natural gas prices in the supply basins connected to the Company's pipeline assets as compared to prices in other producing regions impact the ability to compete with other transporters. Revenues generated by the Company's gathering and processing contracts depend on volumes and rates, both of which can be affected by the price of natural gas. The success of the Company's gathering, processing and transmission operations is subject to continued development of additional natural gas reserves in the vicinity of the facilities owned by the Company or in which it has an investment and the ability to access such additional reserves to offset the natural decline from current supply areas. A decline in energy prices could precipitate a decrease in these development activities and could cause a decrease in the volume of production available for gathering, processing and transmission through such facilities. Fluctuations in energy prices, which may impact gathering rates and investments by third parties in the development of new natural gas reserves connected to the gathering, processing and transmission facilities, are caused by a number of factors, including regional, domestic and international supply and demand, availability and adequacy of transportation facilities, energy legislation, federal, provincial or state taxes, if any, on the transportation of natural gas and abundance of supplies of alternative energy sources. If there are prolonged reductions in the average volume of the natural gas transported, gathered and processed by facilities owned by the Company or in which it has an investment, the Company's results of operations and financial position could be significantly negatively affected.

BRITISH  COLUMBIA  PIPELINE  AND  FIELD  SERVICES  DIVISIONS

     -    REGULATORY  RISKS

     The Settlement under which the tolls for the Company's British Columbia mainline transmission facilities are determined will expire on December 31, 2001. The Company has commenced discussions with its customers and other stakeholders concerning the transmission tolls to be charged for the period following December 31, 2001. If no agreement is reached, it is possible the tolls will be set by the NEB. The Company is unable to determine the impact of a return to traditional methods of setting tolls.

     -    GAS  PRICE  SENSITIVE  TOLLS

     A portion of the revenue from the Company's NEB-regulated field services facilities is linked to natural gas prices. This revenue varies as natural gas prices fluctuate between US$1.35 and US$2.00 per MMBtu. The majority of the contracts with gas price sensitive tolls arose under the Settlement. If they are not renewed, most of these contracts will expire by the end of 2001. The Company expects to replace these contracts with contracts negotiated pursuant to the Framework.

GAS  DISTRIBUTION

GAS  PRICES  AND  USAGE

     The high price of natural gas has increased the working capital financing requirements and related costs for accounts receivable and gas inventory and may give rise to higher bad debt costs. With the increased price of natural gas, the prospect of fuel-switching poses a risk as other energy sources become more cost competitive thereby decreasing the demand for natural gas by all customer segments.

     The average amount of natural gas consumed by residential customers declined again this year. This decline is caused primarily by the replacement of older heating equipment by newer, more efficient equipment, by more energy-efficient housing and by energy conservation measures and could be accelerated with the rise in the price of natural gas.

CENTRA  BC

     -    FINANCIAL

     Centra BC's accumulated revenue deficiency is funded by the Company. Recovery of the deficiency through rates charged to customers is dependent upon regulatory approval and must be balanced against maintaining the competitiveness of Centra BC's service.

     Centra BC receives a significant portion of its net revenue from the provision of transportation service to seven pulp and paper mills. The mills have the ability to partially de-contract volumes under certain conditions.

     -    SERVICE  DISRUPTION

     Centra BC is served by a single source transmission pipeline. In the event of a service disruption on the transmission system, the Vancouver Island portion of the system could be affected for an extended period of time.

POWER GENERATION

     The success of the Company's power assets could be adversely affected by factors beyond the Company's control, including alternative sources and supplies of energy becoming available due to new technologies and interest in self generation and cogeneration, uncertain regulatory conditions resulting from the ongoing deregulation of the electric industry, the ability to enter into, restructure or recontract advantageous power purchase and supply agreements, the ability to construct projects on time and within budget and the possibility of a reduction in the projected rate of growth in electricity usage as a result of factors such as regional economic conditions and the implementation of conservation programs. In particular, existing plants and new projects could be negatively affected by the general trend away from long-term power purchase and gas supply agreements, as a result of which the Company may incur increased merchant power risk on new facilities or where existing commitments expire.

INTERNATIONAL  RISKS

     The Company's international investments are subject to risks associated with foreign operations such as country, political, inflationary, currency blockage and foreign exchange risks, as well as risks particular to specific projects. The Company seeks to manage these risks by sharing risk through joint ventures and by denominating revenues in U.S. dollars. The Company's investments in Indonesia and Mexico are based on contracts denominated primarily in U.S. dollars, thereby substantially sheltering the Company from local inflationary impacts and currency fluctuations in those countries. The Company's net income derived from the two Mexican projects will continue to be impacted by the relative value of the Mexican peso to the U.S. dollar, the Mexican inflation rate, the rate at which assets are depreciated for tax purposes as opposed to accounting purposes and certain other factors.

SERVICES

     The businesses of Union Energy, Enlogix, Westcoast Capital and Engage Energy are not regulated and are therefor subject to all the usual risks associated with non-regulated, retail businesses including existing and new competition, price volatility, demand and supply movement, access to funding and factors related to customer growth and retention.

UNION  ENERGY

     Union Energy operates in a very competitive market with many participants. Union Energy's profitability depends upon having adequate systems and processes to provide services as required while maintaining a low cost structure. Union Energy's work force is largely unionized and the success of its business is dependent upon the availability of labour resources at competitive rates. Union Energy also needs to access capital at reasonable prices to finance its rental and finance programs.

ENLOGIX

     -    COMPETITION

     Enlogix competes with many othe providers of billing and information services and is subject to competition from new entrants to the industry, many of which have greater resources. Enlogix must monitor its software and support services to ensure they are at levels which are competitive with other companies' products and services. In addition, the profitability of Enlogix is dependent on its ability to provide a cost competitive service relative to the cost for customers to build in-house systems.

ENGAGE  ENERGY

     -    COMPETITION

     Engage Energy's marketing and trading operations compete with other energy merchants based on the ability to aggregate supplies at competitive prices from different sources and locations and to efficiently utilize its physical assets to deliver natural gas and electricity. These operations also compete against other energy marketers on the basis of their relative skills, financial position and access to credit sources. Competition in this business is intense as pricing information becomes more readily available in the market place and trading margins narrow.

     -    ACCESS  TO  CAPITAL

     Engage Energy's counterparties often seek financial guarantees and other assurances that their energy contracts will be satisfied. As Engage Energy is not rated for investment purposes, it depends on guarantees and other financial assurances provided by the Company to meet its obligations. If the Company is not sufficiently creditworthy, Engage Energy's financial viability will be negatively affected.

     -    MARKET  RISK

     Engage Energy's merchant and trading activities involve a portfolio of physical and financial transactions primarily related to commodities associated with natural gas and electricity. These transactions have inherent market risk resulting from changes in commodity prices, transmission access costs, interest rates and foreign exchange rates. For Engage Energy's business, the major market risks are: commodity price exposures created by fixed and variable pricing arrangements, different pricing indices, temporal differences (e.g. seasonal pricing variation), differences in relative pricing between natural gas and power and different delivery points; interest rate risk arising as changing interest rates impact the discounted value of future cash flows; and foreign currency risks.

     Engage Energy's risk management practices define in a clear and consistent fashion the methodology employed in measuring risks and the maximum daily risk exposure. The Company, through an internal risk management committee, monitors and manages its exposure to market risk through a variety of risk management techniques. Such procedures include measurement of risk, market comparisons, monitoring of all commitments and positions, and daily reporting to senior management. In addition, sensitivity to changes in market price and market volatility is examined on a daily basis. However, in the event that the Company's risk management procedures do not effectively control risk exposure, Engage Energy's market risk could have a substantial negative impact on the Company's financial condition and profitability.

     -    PERFORMANCE  RISK

     Performance risk is comprised of a contracting party's ability to meet both its payment obligations in a timely manner and its performance obligations under the terms and conditions of its contracts. Engage Energy faces exposure from non-performance by suppliers, customers and financial counterparties. Should non- performance occur, Engage Energy may be forced to enter into less favourable alternative arrangements to satisfy the underlying commitment.

                                OTHER INFORMATION

SHAREHOLDER  RIGHTS  PLAN

     In April 2000, the shareholders of the Company approved a shareholder rights plan (the "Rights Plan") the terms and conditions of are set out in the Shareholder Protection Rights Plan Agreement (the "Rights Agreement") dated as of April 26, 2000, between the Company and Montreal Trust Company of Canada (the "Rights Agent").

     The Rights Plan was adopted by the Company to ensure that any take-over bid made for the common shares would be made to all shareholders, treat all shareholders equally, and provide the Board with sufficient time to consider the offer and to pursue alternatives to enhance shareholder value. The Company believes that under current laws there may be insufficient time allowed to directors to assess offers fully and to explore and develop alternatives on behalf of shareholders. In Canada, for example, current securities laws provide that a take-over bid need only remain open for 21 days.

     The Rights Plan utilizes the concept of a Permitted Bid to ensure that a person seeking control of the Company allows shareholders and the Board of Directors sufficient time to evaluate the bid. If a person makes a take-over bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect. If an acquiror decides not to meet the requirements of a Permitted Bid, the Board of Directors may, through the opportunity to negotiate with the acquiror, be able to influence the fairness of the terms of the bid. The Rights Plan defines a Permitted Bid as a take-over bid which, among other things, is made to all the holders of the voting shares of the Company, contains an unqualified condition that no voting shares be taken up or paid for pursuant to the take-over bid prior to a date which is not less than 60 days following the date of the take-over bid and provides for the acquisition from such holders of not less than 50 percent of the outstanding common shares determined at the date of first take-up or payment under the take-over bid.

     The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a take-over bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire control of the Company other than by means of a Permitted Bid on terms approved by the Board of Directors. When a person becomes an Acquiring Person, the Rights Beneficially Owned by that person, any Affiliate or Associate of that person or any person acting jointly or in concert with that person or any of that latter person's Affiliates or Associates, become void.

     The Rights Plan is subject to renewal by the shareholders prior to April 26, 2003.

GENERAL

     At December 31, 2000 the Company had 5,455 employees, distributed as follows throughout the Company's business segments:

     Transmission and Field Services       949
     Gas Distribution                    2,963
     Power Generation                       21
     International                           9
     Services                            1,363
     Other                                 150

     The production, transmission, delivery and consumption of energy all have potential for associated environment, health and safety ("EHS") impacts. As a result, these activities are subject to a comprehensive framework of federal, provincial and local laws, regulations and guidelines. The Company actively engages with government and other stakeholders to affect the development of the regulatory framework. At this time, the existing EHS requirements are not expected to materially adversely affect the Company's competitive position, capital expenditure program or level of earnings.

     The Company has implemented a comprehensive EHS management system. Key elements of this management system include oversight by committees of the Board of Directors and senior management, coordination through an EHS manager's council, a corporate EHS policy and policies and procedures for identification and management of EHS risks.

     One of the issues facing the energy industry as a whole is the effect of air emissions associated with the use of fossil fuels. The potential effects of emissions range from impacts on local air quality through to global climate change. However, the business of the Company relates principally to the delivery of natural gas and the generation of electricity with natural gas. Natural gas use generally results in lower emissions relative to other fossil fuels. As a result, it is possible that natural gas may enjoy an increasingly favorable competitive position relative to other fuel sources as regulatory constraints increase.

                                     - 39 -


                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain consolidated financial information regarding the Company:

                    As at and for the years ended December 31
                 (dollars in millions except per share amounts)
                 ----------------------------------------------

                                         2000(1)(2)  1999(3)(4)  1998(4)
                                         ----------  ----------  -------
Total assets                                15,127      11,777   10,820
Long term debt                               5,971       5,550    5,297
Operating revenues                           8,955       6,265    7,376
Net income                                     388         267      198
Net income applicable to
  common shares                                340         222      161
Per preferred share:
  Dividends:
    First Preferred Shares, Series 2         2.020       2.020    2.020
    First Preferred Shares, Series 4(5)         --       1.294    1.725
    First Preferred Shares, Series 5        -1.225       1.225    1.225
    First Preferred Shares, Series 6         1.180       1.180    1.176
    First Preferred Shares, Series 7         1.375       1.375    0.452
    First Preferred Shares, Series 8(6)      1.400       0.672       --
    First Preferred Shares, Series 9(7)       1.28       0.289       --
Per common share:
  Net income - basic                          2.92        1.95     1.53
  Net income  fully diluted                   2.70        1.78     1.49
  Dividends                                   1.28        1.28     1.26

(1) Effective January 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for income taxes. This accounting policy change has been applied on a cumulative retroactive basis without restatement of individual prior years.

(2) Effective January 1, 2000, the Company adopted, on a prospective basis, the new recommendations of the CICA with respect to accounting for employee future benefits.

(3) Effective January 1, 1999, the Company adopted mark-to-market accounting for its energy marketing operations. This accounting policy change has been applied on a retroactive basis without restatement of prior years.

(4) In 1999 the Company sold its wholly-owned subsidiary Centra Gas Manitoba Inc. and in 1998 the Company sold its wholly-owned subsidiary Centra Gas Alberta Inc.

(5)  The  First  Preferred  Shares,  Series  4  were  redeemed  in October 1999.

(6)  The  First  Preferred  Shares,  Series  8  were  issued  on  June 22, 1999.

(7)  The  First  Preferred  Shares,  Series  9  were  issued on October 4, 1999.

     The Company has paid a dividend on its common shares of 34 cents for the first quarter of 2001, and has also paid the required dividends on its preferred shares for the first quarter of 2001. In addition, the Company has declared a common share dividend of 34 cents and the required preferred share dividends for the second quarter of 2001.

                              MARKET FOR SECURITIES

     The common shares of the Company are listed on The Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States. The 8.08% Cumulative First Preferred Shares, Series 2, the 4.90% Cumulative Redeemable First Preferred Shares, Series 5, the 4.72% Cumulative Redeemable First Preferred Shares, Series 6, the 5.50% Cumulative First Preferred Shares, Series 7, the 5.60% Cumulative First Preferred Shares, Series 8 and the 5.00% Cumulative Redeemable First Preferred Shares, Series 9 of the Company are listed on The Toronto Stock Exchange.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names, municipalities of residence, positions and principal occupations of, as well as the number and percentage of voting securities of the Company held by, the directors and executive officers of the Company are set out in the following tables. Each director was elected at the last annual meeting of shareholders to serve until the next annual meeting or until his or her successor is elected or appointed.

DIRECTORS

Name and Year First Became a Director  Principal Occupation and Residence
-------------------------------------  ----------------------------------
William C. Brown(2,5)                  Company Director,
1995                                   West Vancouver, British Columbia

R. Donald Fullerton(2,5)               Company Director,
1993                                   Toronto, Ontario

Wilbert H. Hopper(1,2)                 Company Director
1979                                   Calgary, Alberta

S. Barry Jackson(2)                    Company Director
2001                                   Calgary, Alberta

Lorna R. Marsden(4,5)                  President and Vice-Chancellor
1995                                   York University
                                       Toronto, Ontario

George L. Mazanec(2,4)                 Company Director
1998                                   Houston, Texas

William H. Neville(3,4)                Chairman, The Strategies Group, business, government
1988                                   relations, strategic planning and public policy consultants
                                       Ottawa, Ontario

Marnie Paikin(3,4)                     Company Director
1993                                   Hamilton, Ontario

Daniel U. Pekarsky(1,3)                President, The Corporate Advisory Group Inc., financial
1993                                   and strategic planning consultants
                                       Vancouver, British Columbia

Michael E.J. Phelps(1)                 Chairman of the Board and Chief Executive Officer of the
1987                                   Company
                                       West Vancouver, British Columbia

William G. Saywell(3,4)                Vice Chairman, Intercedent Ltd., a business development
1992                                   and management consulting firm
                                       Vancouver, British Columbia

Arthur H. Willms(1,4)                  Company Director
1983                                   North Vancouver, British Columbia


                                     - 41 -


Name and Year First Became a Director  Principal Occupation and Residence
-------------------------------------  ----------------------------------
W. Robert Wyman(1,5)                   Chairman and a Director, Suncor Energy Inc.,
1993                                   an integrated oil company
                                       West Vancouver, British Columbia

Notes:
------

1.   Member of the Executive Committee.
2.   Member of the Audit Committee.
3.   Member of the Corporate Governance Committee
4.   Member of the Environment, Health and Safety Committee
5.   Member of the Human Resources and Compensation Committee


EXECUTIVE OFFICERS

Name                   Corporate Office and Residence
---------------------  ------------------------------
Michael E.J. Phelps    Chairman of the Board and Chief Executive Officer
                       West Vancouver, British Columbia

Robert T. Reid         Executive Vice President and Chief Operating Officer
                       Toronto, Ontario

D. Michael G. Stewart  Executive Vice President, Business Development
                       Calgary, Alberta

Graham M. Wilson       Executive Vice President, Chief Financial Officer and
                       Chief Executive Officer - Services
                       North Vancouver, British Columbia

Kenneth E. Rekrutiak   Senior Vice President and Chief Information Officer,
                       West Vancouver, British Columbia

Eric L. Schwitzer      Senior Vice President, Strategic Development
                       West Vancouver, British Columbia

David G. Unruh         Senior Vice President, Law and Corporate Secretary
                       West Vancouver, British Columbia

Bohdan I. Bodnar       Vice President, Human Resources and Administration
                       West Vancouver, British Columbia

     As at December 31, 2000, the directors and officers, as a group, beneficially owned or exercised control over less than 0.5% of the outstanding common shares of the Company.

     During the last five years, all of the directors and executive officers have been employed in various capacities by the Company or by the companies indicated opposite their names except: Mr. W.C. Brown was Chairman of BC Sugar Refinery Limited from September 1997 to April 1998 and the President and Chief Executive Officer of BC Sugar Refinery Limited prior to January 1996 until September 1997; Mr. R. D. Fullerton was Chairman of the Executive Committee of Canadian Imperial Bank of Commerce prior to January 1996 until June 1999; Mr. S.
B. Jackson was President and Chief Executive Officer of Crestar Energy Inc. prior to January 1996 until November 2000; Mr. G.L. Mazanec was Vice Chairman of PanEnergy Corporation from 1993 to 1998 and was Advisor to Group President, Energy Transmission of Duke Energy Corporation until December 1999; Dr. W.G. Saywell was the President and Chief Executive Officer of the Asia Pacific Foundation of Canada prior to January 1996 until April 1999; Mr. W.R. Wyman was Chairman of Finning Ltd. prior to January 1996 until April 1996; Mr.
E. L. Schwitzer was Managing Director, Scotia Capital Markets prior to January 1996 until July 1999.

PRINCIPAL OPERATING SUBSIDIARY HEADS

Centra Gas British Columbia Inc. - Jac W. Kreut, President

Engage Energy America, L.L.C. - Mark Stiers, President

Engage Energy Canada, L.P. - Michael G. Broadfoot, President and Chief Executive Officer of the General Partner, Engage Energy Canada, Inc.

Enlogix Inc. - Anthony M. Haines, President

Pacific Northern Gas Ltd. - Roy G. Dyce, President and Chief Executive Officer

Union Energy Inc. - Vaughn C. Goettler, President and Chief Executive Officer

Union Gas Limited - Jane L. Peverett, President and Chief Executive Officer

Westcoast Capital Corporation - Murray P. Birch, President

Westcoast Energy International Inc. - D. Michael G. Stewart, President and Chief Executive Officer

Westcoast Gas Services Inc. - Robert T. Reid, President

Westcoast Power Inc. - Jeffry M. Myers, President

                             ADDITIONAL INFORMATION

     Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Management
Proxy  Circular  of  the  Company  dated  March  9,  2001.

     Additional financial information is contained in the Company's audited consolidated financial statements for the year ended December 31, 2000. Management's Discussion and Analysis, which appears on pages 9 to 22, inclusive, of the Company's 2000 Annual Report, is incorporated by reference into and forms an integral part of this annual information form.

     The Company, upon request to the Corporate Secretary, Westcoast Energy Inc., 1333 West Georgia Street, Vancouver, British Columbia, V6E 3K9, will provide to any person the following documents when securities of Westcoast are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of securities of Westcoast:

     (a) one copy of this annual information form, including one copy of Management's Discussion and Analysis incorporated herein by reference;

     (b) one copy of the comparative consolidated financial statements of the Company for the year ended December 31, 2000 together with the accompanying report of the auditors, and one copy of any unaudited consolidated financial statements filed by the Company in respect of any subsequent quarter;

     (c) one copy of the Management Proxy Circular of the Company dated March 9, 2001 in connection with the annual meeting of shareholders of the Company held on April 25, 2001; and

     (d) one copy of any documents not described above which are incorporated by reference into the applicable preliminary short form prospectus or short form prospectus.

     At any other time, the Company will, upon request to the Corporate Secretary, provide to any person one copy of any document described in (a), (b) or (c) above, and if the request is made by a person who is not a Westcoast security holder, upon payment of a reasonable charge.

                                                                       EXHIBIT C


[GRAPHIC OMITTED]
WESTCOAST
ENERGY
                                                               Q3 INTERIM REPORT
--------------------------------------------------------------------------------
October 24, 2001                           Three Months Ended September 30, 2001

MANAGEMENT'S DISCUSSION & ANALYSIS

This discussion and analysis of the Company should be read in conjunction with the interim consolidated financial statements and accompanying notes. The results reported herein have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars unless otherwise indicated. For additional information relative to operations and financial position, reference is made to the Company's Annual Report for the fiscal year ended December 31, 2000.

THREE MONTH AND NINE MONTH RESULTS

THREE MONTH RESULTS

Net income applicable to common shares for the three months ended September 30, 2001 was $127 million, compared with $24 million for the same period in 2000.

Earnings per common share for the three months ended September 30, 2001 were $1.02, compared with $0.20 for the same period in 2000.

Third quarter 2001 results are favourably impacted by the gain of $80 million or $0.66 per common share arising from the sale of two Canadian power generating facilities. Results for the third quarter 2001 from the Transmission & Field Services segment continue to reflect a strong performance by the British Columbia Pipeline & Field Services divisions and Maritimes & Northeast Pipeline, but were partially offset by merchant capacity losses on the Alliance and Vector pipelines. The Gas Distribution segment benefited from significantly higher storage and transportation revenues from Union Gas, which were partially offset by lower use per customer, and the timing of the regulatory deferred income tax drawdown. The International segment results for the three months ended September 30, 2001 reflected higher operating income from four operational units at Cantarell versus the same period in the prior year when the project was still in the final stages of commissioning. A solid performance from Engage Energy contributed to the strong third quarter 2001 results for the Services segment.

Third quarter 2001 results were also negatively impacted by a reduction in the British Columbia corporate income tax rates of $12 million ($0.10 per common share) which arises from a revaluation of tax benefits recorded in prior periods at higher tax rates. Normalizing for weather and the impact of the corporate tax rate reduction, as well as the disposition of two Canadian power generating facilities, earnings per common share were $0.46 and $0.19 for the three months ended September 30, 2001 and 2000, respectively, an increase of 116%.

Consolidated operating cash flow was $155 million for the three months ended September 30, 2001, compared with $85 million for the same period in 2000. Inclusive of non-cash working capital changes, consolidated operating cash flow was $23 million for the three months ended September 30, 2001, compared with $(159) million for the same period in 2000. The increase in the operating cash flow is primarily due to strong origination and trading results from Engage Energy and a strong performance from the Transmission & Field Services segment. Consolidated operating cash flow after non-cash working capital changes in the third quarter of 2001 significantly improved compared with the third quarter of 2000 due to the volatility in natural gas prices in the third quarter 2000.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 1

NINE MONTH RESULTS

Net income applicable to common shares was $361 million for the first nine months of 2001, compared with $212 million for the same period in 2000.

Earnings per common share were $2.94 for the first nine months of 2001, compared with $1.83 for the same period in 2000.

The results for the first nine months of 2001 include an $80 million after-tax gain on the sale of two Canadian power generating facilities. The earnings for the same period in 2000 reflected an $8 million after-tax gain on the sale of the Company's 74% interest in the EastCoast Power Project in Australia. The results for the first nine months of 2001 and 2000 were also favourably impacted by reductions in corporate income tax rates of $33 million ($0.27 per common share) and $16 million ($0.14 per common share), respectively.

Excluding the impact of weather, earnings per common share were $3.02 for the first nine months of 2001 compared with $1.92 for the same period in 2000. Normalizing for weather, the impact of the corporate tax rate reductions in the second quarters of 2001 and 2000 and the third quarter 2001, and the divestitures described above, earnings per common share were $2.09 and $1.71 for the nine months ended September 30, 2001 and 2000, respectively.

Results for the nine months ended September 30, 2001 reflect the strong performances by Engage Energy, the British Columbia Pipeline and Field Services divisions and Maritimes & Northeast Pipeline. The Island Cogeneration Project, sold in September 2001, also contributed operating revenues from power generation beginning May 2001.

TRANSMISSION & FIELD SERVICES

The contribution to net income applicable to common shares from the Transmission & Field Services segment for the three months ended September 30, 2001 was $50 million and for the nine months ended September 30, 2001 was $147 million, compared with $42 million and $140 million for the same periods, respectively, in 2000.

BRITISH COLUMBIA PIPELINE AND FIELD SERVICES DIVISIONS

The contribution to net income applicable to common shares from the British Columbia Pipeline and Field Services divisions for the three months ended September 30, 2001 was $29 million and for the nine months ended September 30, 2001 was $95 million, compared with $24 million and $83 million for the same periods, respectively, in 2000.

The increase in earnings in the third quarter of 2001 is primarily due to higher Field Services contract demand revenues, which were partially offset by higher operating and maintenance expenses.

The British Columbia Pipeline and Field Services divisions have experienced a significant supply response by British Columbia gas producers. New gas supplies, including the Ladyfern discovery in Northeastern British Columbia, have increased requirements for both processing and transmission services.

In June, the Company announced that its 200 million cubic feet per day (MMcf/d) open season for additional transportation capacity on its Southern Mainline was fully subscribed. An additional 50 MMcf/d of westbound transportation capacity on the Westcoast Alberta system was also subscribed. The Company's proposed expansions of the Southern Mainline and Alberta facilities have an anticipated in-service date of November 1, 2003 and are subject to regulatory and other approvals.

                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 2

In July, the Company announced an Open Season for additional capacity on its Fort Nelson Mainline and received binding requests for 33 MMcf/d of additional firm transportation service. Project activities for this expansion are well underway and, subject to regulatory approvals, have an anticipated in-service date of November 1, 2002.

On July 18, 2001, the National Energy Board (NEB) approved the Company's application for the construction of the Pine River Kwoen plant and related facilities. This project approval may be subject to further review by the NEB as a result of changes required to the acid gas re-injection facilities. The Kwoen facilities are currently under construction and are expected to be in-service in the second quarter of 2002. The project will result in additional residue gas capacity of approximately 100 MMcf/d at the Company's Pine River Processing Plant near Chetwynd, B.C.

In addition, the Company has applied to the NEB for approval of the construction of an extension to its Grizzly Valley Pipeline. This extension will provide additional raw gas transmission service from the Ojay/Weejay area of B.C. and Narraway area of Alberta. The pipeline extension to the Ojay/Weejay area is expected to be in-service in the third quarter of 2002 and the extension to the Narraway area is expected to be in-service in the first quarter of 2003.

MARITIMES & NORTHEAST PIPELINE (M&NP)

M&NP contributed $7 million and $22 million to net income applicable to common shares for the third quarter and first nine months of 2001, respectively, compared with $1 million and $11 million for the same periods, respectively, in 2000. Higher earnings were primarily the result of increased interruptible service revenues from the U.S. portion of M&NP, as well as write-offs that occurred in 2000 in relation to M&NP Canada's initial rate decision from the NEB.

M&NP Canada has reached a settlement with its Tolls and Tariff Working Group on 2001/2002 tolls. The settlement is expected to be approved by the NEB in the fourth quarter. One tariff issue, the interpretation of M&NP's lateral policy, is being adjudicated by the NEB in a public hearing which commenced on October 11th.

In September, M&NP received the results of an Open Season held in conjunction with its mainline expansion. Response from potential shippers was very strong, with requests for over 1.7 billion cubic feet per day received for service commencing over the next several years. M&NP Canada plans to file an application with the NEB by early 2002 for a mainline expansion to accommodate at least an additional 400,000 million British Thermal Units per day of capacity (400 MMcf/d), commencing in 2004/5.

During the third quarter, M&NP satisfied all necessary conditions to achieve financial completion under the terms of its financing agreements.

Flows on the M&NP system have been high and are increasing, with new monthly and quarterly flow records set in the third quarter of 2001.

ALLIANCE PIPELINE (ALLIANCE) AND VECTOR PIPELINE (VECTOR)

Earnings related to the investment in Alliance were $8 million for the three months ended September 30, 2001 and $25 million for the first nine months of 2001 compared with $10 million and $26 million for the same periods, respectively, in 2000. These earnings are inclusive of Alliance merchant capacity losses, which totalled $1 million and $6 million for the three and nine months ended September 30, 2001. As the pipeline commenced operations in December 2000, the third quarter 2001 results for Alliance reflect operating earnings whereas equity earnings for the comparative period in 2000 were from the recording of Allowance for Funds Used During Construction (AFUDC).

The Company's losses related to the investment in Vector were minimal for the third quarter 2001 and were $4 million for the nine months ended September 30, 2001. Earnings of $3 million and $5 million for


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 3
the three and nine months ended September 30, 2000, respectively, were from the recording of AFUDC prior to the commencement of operations in December 2000.
The earnings are inclusive of Vector merchant capacity losses, which totalled $2 million and $6 million for the three and nine months ended September 30, 2001. Vector returns are adversely affected by cost overruns during construction.

The Company's capacity commitments on Alliance and Vector are currently expected to cost more than the market value of the transportation in the near term and therefore are expected to generate losses until a further gas supply response from the Western Canada Sedimentary Basin is experienced.

AUX SABLE LIQUIDS FACILITY (AUX SABLE)

The Company's interest in Aux Sable generated a minimal net loss for the third quarter 2001 and a net loss of $6 million for the nine months ended September 30, 2001, reflecting the commencement of operations in December 2000 and the unfavourable differential between natural gas and natural gas liquids prices. The Company's share of the operating losses was partially offset by commodity hedges.

GAS DISTRIBUTION

The Gas Distribution segment incurred a net loss applicable to common shares of $6 million for the three months ended September 30, 2001, compared with a net loss of $18 million for the same period in 2000. The contribution to net income applicable to common shares from the Gas Distribution segment for the first nine months of 2001 was $71 million, compared with $58 million for the same period in 2000.

UNION GAS

Union Gas incurred a net loss applicable to common shares of $12 million for the three months ended September 30, 2001, compared with a net loss of $22 million for the same period in 2000. A change in the method of recognizing the amount of deferred income tax drawdown within the year to better match the seasonal pattern of earnings of Union Gas resulted in a reduction of $7 million in the third quarter results of 2001 compared with the same period in 2000. The contribution to net income applicable to common shares from Union Gas for the first nine months of 2001 was $57 million, compared with $47 million for the same period in 2000.

The increase in the third quarter 2001 earnings compared with the same period in 2000 is primarily related to higher storage and transportation revenues. Lower use per customer and the timing of the regulatory deferred income tax drawdown unfavourably impacted the 2001 third quarter results. Weather reduced earnings by $9 million and $11 million in the first nine months of 2001 and 2000, respectively.

During the third quarter, Union Gas received a decision from the Ontario Energy Board on an application to move to performance-based rates. The decision set out a pricing formula for rates for a trial period of 2001-2003, and includes an earnings sharing mechanism as well as the continuation of certain deferral accounts for storage and transportation revenue and for gas costs. The decision had no material affect on the previously reported earnings reported to date.

CENTRA GAS BRITISH COLUMBIA (CENTRA GAS BC)

The contribution to net income applicable to common shares from Centra Gas BC for the three and nine months ended September 30, 2001 was $6 million and $13 million, respectively, compared with $4 million and $10 million for the same periods, respectively, in 2000. Third quarter 2001 earnings include the recognition of the future tax benefit to be received from the realization of prior years shareholder tax losses.

In October, the Company entered an agreement to sell its wholly owned subsidiaries Centra Gas BC and Centra Gas Whistler. The total transaction value will be approximately $590 million, subject to post-


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 4
closing adjustments, of which $228 million will be cash, plus a $52 million note receivable. The remainder consists of debt, which the purchaser will assume or replace. The Company expects to record a net gain, after taxes and other costs, of approximately $33 million upon completion of the transaction, which is subject to various approvals and is expected to be finalized by January 1, 2002.

POWER GENERATION

The contribution to net income applicable to common shares from the Power Generation segment for the three and nine months ended September 30, 2001 was $77 million and $99 million, respectively, compared with $5 million and $9 million for the same periods, respectively, in 2000.

In September, the Company completed the sale of its 100%-interest in the 250-MW Island Cogeneration Project (ICP) and its 50%-interest in the 50-MW Whitby Cogeneration Plant to Calpine Canada Investments Corporation for approximately $320 million. The Company has recorded a net gain after taxes and other costs of approximately $80 million.

The third quarter 2001 operating results for the Power Generation segment were adversely impacted by the expensing of certain costs for the Bayside Power and Frederickson Power projects prior to the start of operations. The first nine months of 2001 benefited from revenues generated from the sale of power at the Island Cogeneration facilities, higher margins from existing power operations and approximately $5 million favourable impact from corporate income tax rate reductions.

ISLAND COGENERATION PROJECT (ICP)

Power sales from the ICP plant contributed $2 million to net income applicable to common shares for the three months ended September 30, 2001.

The Company sold its 100%-interest in ICP in September for approximately $280 million, subject to post-closing adjustments.

BAYSIDE POWER PROJECT

The Company holds a 75% interest in this project. The Bayside plant completed the construction and initial performance testing, and commenced power sales to the New England Power Pool market on September 25, 2001. Direct deliveries to New Brunswick Power for the winter season are expected to commence on November 1, 2001. Completion of the plant remains subject to the completion of reliability testing during which plant performance will be defined. Negotiations have commenced with the prime contractor to address any deficiencies in plant performance.

FREDERICKSON POWER PROJECT

Construction of the Frederickson Power Project is 60% complete, with commercial operations expected to commence in July 2002. The Company holds a 60% interest in this partnership.

INTERNATIONAL

The contribution to net income applicable to common shares from the International segment for the three months ended September 30, 2001 was $17 million, compared with net income of $1 million for the same period in 2000. The contribution to net income applicable to common shares from the International segment for the first nine months of 2001 was $24 million compared with $21 million for the same period in 2000. The comparable period in the prior year includes the $8 million after-tax gain on the sale of the Company's 74% interest in the EastCoast Power Project in Australia.

The significant improvement in the results for the three months ended September 30, 2001 reflects higher operating income from Cantarell due to full plant operation compared with the prior year when the


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 5
nitrogen project was still in start-up mode. The improved Cantarell earnings were partially offset by the effects of the continued delay in the start-up of Campeche. The results for Cantarell for the nine months ended September 30, 2001 have been favourably impacted by the recovery of deferred income taxes. The contributions from the two Mexican projects will continue to be impacted by deferred income taxes, which are dependent on the relative value of the Mexican peso to the US dollar against the Mexican inflation rate as well as several other factors.

CANTARELL NITROGEN FACILITIES

Nitrogen production during the third quarter of 2001 averaged 985 million cubic feet per day, or 82% of capacity. The reduced production reflected the shutdown of each of the four nitrogen modules to inspect the cooling water system and to install temporary liners and inserts to mitigate corrosion and erosion caused by the intake of excessive suspended solids.

The project to replace the cooling tubes in all four modules remains on schedule for completion during the first quarter of 2002. Various modifications to the existing cooling water system are being studied to reduce the intake of excessive suspended solids. The consortium is pursuing recovery of the unanticipated remediation costs for the cooling water system from its insurers and/or the EPC contractor.

Under the Cantarell project financing agreements, financial completion is required by March 2, 2002. Given the current schedule for rectification of the cooling water system problems, the consortium has requested a one-year extension of the financial completion date. Negotiations with the senior lenders are underway to settle the terms and conditions of the extension.

CAMPECHE NATURAL GAS COMPRESSION SERVICES PROJECT

Commissioning of the compression platform was completed during the third quarter with the successful demonstration of a 72-hour performance test. Since the completion of the performance test, the platform has been operating with two compression modules on-line. The third module is expected to be placed in operation in late October following a shutdown and facility modifications required to handle the unexpectedly high condensate content of the inlet sour gas stream being provided by Pemex Exploracion y Produccion (PEP).

The contractual in-service date has been extended and further extension negotiations are underway with PEP.

SERVICES

The contribution to net income applicable to common shares from the Services segment for the three and nine months ended September 30, 2001 was $16 million and $74 million, respectively, compared with $12 million and $25 million for the same periods, respectively, in 2000.

The increase in earnings for the three and nine months ended September 30, 2001 compared with the same periods in 2000 is primarily due to a continued strong performance by Engage Energy.

In October, the Company sold its wholly owned subsidiaries Union Energy Inc. and Westcoast Capital Corporation, subject to regulatory approval, for cash of approximately $177 million, subject to post-closing adjustments. This will result in an after-tax gain of $32 million to be recorded in the fourth quarter of 2001.

ENGAGE ENERGY

Engage Energy performed very well in both the power and gas business in the third quarter. The significant contribution to net income applicable to common shares from Engage Energy for the three

                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 6
and nine months ended September 30, 2001 was $14 million and $54 million, respectively, compared with $4 million and $11 million for the same periods, respectively, in 2000. Strong trading and structured power results contributed to the increase in the mark-to-market margin. The 2001 results also reflect $5 million favourable impact from corporate income tax rate reductions.

UNION ENERGY

Union Energy contributed break-even results for the three and nine months ended September 30, 2001, respectively, compared with net income of $1 million and a net loss of $3 million for the same periods, respectively, in 2000. Higher contribution from consumer markets as a result of rental price increases in the prior year contributed to the increase in the year-to-date results. The earnings have a seasonal pattern as merchandise sales and service revenues are very weather dependent, peaking in early summer and fall. Mild weather conditions in early summer negatively impacted sales from air conditioning related products and services.

WESTCOAST CAPITAL CORPORATION

The contribution to net income applicable to common shares from Westcoast Capital for the three and nine months ended September 30, 2001 was $4 million and $22 million, respectively, compared with $3 million and $12 million for the same periods, respectively, in 2000.

The higher earnings in the nine months ended September 30, 2001 reflect the $13 million favourable impact from corporate income tax rate reductions as well as the gain on the sale of structured finance investments. The earnings in the same period in 2000 were also favourably impacted, although not to the same extent, by corporate income tax rate reductions and the early buyout of a gas transportation agreement.

ENLOGIX

The Enlogix Group incurred a net loss applicable to common shares of $2 million and $7 million for the three and nine months ended September 30, 2001, respectively, compared with a net loss of $2 million and a net loss of $11 million for the same periods, respectively, in 2000. The reduced loss reflects revenue growth and the implementation of cost savings programs.

OTHER

The net costs applicable to other activities, including corporate expenses, business development expenditures and corporate financing expenses were $27 million and $54 million for the three and nine months ended September 30, 2001, respectively, compared with $18 million and $41 million for the same periods, respectively, in 2000.

Included in this balance are corporate financing expenses, which include preferred share dividends of $35 million for the first nine months of 2001 and 2000, respectively. Unallocated interest amounted to $21million for the first nine months of 2001, relating to approximately $800 million of average debt outstanding, compared with $23 million for the first nine months of 2000, relating to approximately $850 million of average debt outstanding. The first nine months of 2001 and 2000 reflect the favourable impact of $11 million and $14 million, respectively, of the corporate income tax rate reductions.

DUKE ENERGY

In September, Duke Energy announced plans to greatly expand its position in the North American natural gas marketplace by acquiring Westcoast in a cash and stock transaction valued at approximately US$8.5 billion, including debt assumed.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 7

The transaction provides for the acquisition of all outstanding common shares of Westcoast Energy in exchange for a combination of cash, Duke Energy common shares and exchangeable shares of a Canadian subsidiary of Duke Energy such that 50% of the consideration will be paid in cash and 50% paid in stock. The transaction is intended to provide Westcoast Energy shareholders with approximately CAD$43.80 per share in value, subject to a collar.

The transaction will be effected through a court-approved plan of arrangement in Canada and is subjectc to, among other things, approval by the shareholders of Westcoast Energy common shares and options, as well as obtaining regulatory approvals.

Subject to court approval, the Company intends to schedule the Special Meeting of shareholders to approve the acquisition by Duke Energy on December 13, 2001 and shareholders and optionholders of record on November 8, 2001 will be entitled to receive notice of and to vote at that meeting. The Company anticipates that the notice of meeting together with the management information circular and form of proxy for that meeting will be mailed to shareholders on or about November 16, 2001.

It is expected that the transaction will close in the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

CASH GENERATED FROM OPERATIONS

Cash generated from operations after non-cash working capital changes was $23 million and $484 million for the three and nine months ended September 30, 2001, respectively, compared with $(159) million and $384 million for the same periods, respectively, in 2000. The increase in the operating cash flow is primarily due to strong origination and trading results from Engage Energy and a strong performance from the Transmission & Field Services segment. High natural gas prices had a negative impact on the Company's cash flow in the first and second quarters of 2001 as a result of increased working capital requirements to carry higher priced inventory.

INVESTING ACTIVITIES

The majority of capital spending in the third quarter of 2001, as in the first two quarters, is related to the British Columbia Pipeline & Field Services divisions, Union Gas and the Bayside and Frederickson power projects. Capital spending in the nine months ended September 30, 2000 was primarily related to Union Gas, Alliance, Vector and Aux Sable, in addition to Bayside and ICP.

Acquisitions reflect the purchase of the additional 50% interest in the Empire State Pipeline in the first quarter of 2001. Investing activities in the nine months ended September 30, 2001 also reflect cash provided by the dispositions of certain power assets, gas gathering and processing facilities, rental assets, gas transportation agreements and structured finance investments, and the Company's interest in NGX Canada Inc. (NGX). Investments in the nine months ended September 30, 2000 reflect cash provided by the dispositions of the Company's interest in the EastCoast Power Project, certain rental assets and an interest in NGX.

Financing Activities

The Company issues common shares through its Dividend Reinvestment and Share Purchase Plan. Common shares issued under the Plan increased common stock by $46 million in the first nine months of 2001, compared with $37 million in the same period in 2000. The Company also issued shares on exercise of options in the first nine months of 2001, which increased common stock by $13 million.

In March 2001, the Company raised $200 million for the issue of 7.15% Medium Term Note (MTN) Debentures, Series 8, maturing in 2031. In May 2001, Union Gas Limited raised $250 million from the


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 8
issue of 6.65% MTN Debentures, Series 3, maturing in 2011. In July 2001, the Company redeemed the remaining $28 million of outstanding principal of its 10.60% Debentures. In September 2001, the Company repaid $100 million principal amount of 11.0% Debentures, Series M, at maturity. In January 2000, the Company raised $150 million from the issue of 7.20% MTN Debentures, Series 7 and in June 2000, Union Gas raised $185 million from the issue of 7.20% MTN Debentures, Series 2.

In September, the Company announced the conversion of all of its outstanding 8.08% Cumulative First Preferred Shares, Series 2, into common shares of the Company. On October 29, 2001, each Series 2 Preferred Share will be converted, in accordance with its attached terms and conditions, into a number of common shares determined by dividing $25.00 by the greater of $1.00 and 95% of the weighted average trading price of the Company's common shares on The Toronto Stock Exchange for the period of 20 trading days ending October 25, 2001.

DIVIDEND

On October 24, 2001, the Board of Directors declared a quarterly dividend of $0.34 per common share, payable on December 31, 2001, to shareholders of record at the close of business on December 7, 2001.

Forward Looking Information

The information in this news release contains forward-looking statements with respect to Westcoast Energy Inc., its subsidiaries or affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, the ability of the Company to successfully implement the initiatives and projects referred to in this news release, natural gas prices, availability of capital, changes in the regulatory environment in which the Company's regulated entities operate (including changes in allowed rates of return), risks associated with foreign operations, and changes in, or failure to comply with, the laws and government regulations applicable to the Company.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q3 Interim Report, Page 9

SEGMENTED INFORMATION - NET INCOME
                                                Three Months Ended        Nine Months Ended
                                              September 30 ($million)    September 30 ($million)
                                             -------------------------  -------------------------

                                                2001         2000          2001         2000
TRANSMISSION & FIELD SERVICES
  BC Pipeline and Field Services Divisions          29             24          95             83
  Non-NEB Regulated Field Services                   1              -           -              -
  Foothills Pipe Lines                               2              2           6              7
  Empire State Pipeline                              2              1           6              5
  Maritimes & Northeast Pipeline                     7              1          22             11
  Alliance Pipeline                                  8             10          25             26
  Aux Sable                                          -              -          (6)             -
  Vector Pipeline                                    -              3          (4)             5
  Other                                              1              1           3              3
                                             -------------------------  -------------------------
                                                    50             42         147            140
                                             =========================  =========================
GAS DISTRIBUTION
  Union Gas                                        (12)           (22)         57             47
  Centra Gas British Columbia                        6              4          13             10
  Pacific Northern Gas                               -              -           2              2
  Other                                              -              -          (1)            (1)
                                             -------------------------  -------------------------
                                                    (6)           (18)         71             58
                                             =========================  =========================
POWER GENERATION
Canadian operations                                 (3)             5          19              9
Sale of interests in ICP and Whitby                 80              -          80              -
                                             =========================  =========================
                                                    77              5          99              9
                                             =========================  =========================
INTERNATIONAL
  PJP                                                2              4           9             11
  Cantarell                                         12             (4)         15              1
  Sale of interest in EastCoast Power Project        -              -           -              8
  Other                                              3              1           -              1
                                             -------------------------  -------------------------
                                                    17              1          24             21
                                             =========================  =========================
SERVICES
  Energy Marketing  Engage Energy                   14              4          54             11
  Energy Marketing  Other                            -              6           -             12
                                             -------------------------  -------------------------
                                                    14             10          54             23
Union Energy                                         -              1           -             (3)
  Westcoast Capital                                  4              3          22             12
  Enlogix                                           (2)            (2)         (7)           (11)
  Sale of Company's interest in NGX                  -              -           5              4
                                             -------------------------  -------------------------
                                                    16             12          74             25
                                             =========================  =========================
OTHER
Corporate Financing  Preferred Dividends           (12)           (12)        (35)           (35)
Corporate Financing  Unallocated Interest           (3)           (11)        (21)           (23)
                                             -------------------------  -------------------------
                                                   (15)           (23)        (56)           (58)
Other                                              (12)             5           2             17
                                             -------------------------  -------------------------
                                                   (27)           (18)        (54)           (41)
                                             =========================  =========================
NET INCOME APPLICABLE TO COMMON SHARES             127             24         361            212
                                             =========================  =========================


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                 2001 Q3 Interim Report, Page 10




QUARTERLY RESULTS
                                                 Q1     Q2      Q3
2001 (dollar/share)
Earnings per common share                       $1.08  $0.84  $ 1.02
Weather                                          0.06   0.02       -
                                                ---------------------
Weather normalized earnings per common share*   $1.14  $0.86  $ 1.02
                                                ---------------------

                                                Q1     Q2     Q3       Q4       ANNUAL
2000 (dollar/share)
Earnings per common share                       $1.03  $0.60  $ 0.20   $ 1.09   $  2.92
Weather                                          0.09   0.01   (0.01)   (0.05)     0.04
                                                ---------------------------------------
Weather normalized earnings per common share*   $1.12  $0.61  $ 0.19   $ 1.04   $  2.96
                                                ---------------------------------------

* The earnings applicable to the gas distribution companies have been adjusted to remove positive and negative weather variances.

PREFERRED SHARES
For the Nine Months Ended September 30
                                                                2001    2000
(000)
8.08% Cumulative First Preferred Shares, Series 2              4,591   4,603
4.90% Cumulative Redeemable First Preferred Shares, Series 5   8,000   8,000
4.72% Cumulative Redeemable First Preferred Shares, Series 6   5,000   5,000
5.50% Cumulative First Preferred Shares, Series 7              6,000   6,000
5.60% Cumulative First Preferred Shares, Series 8              6,000   6,000
5.00% Cumulative Redeemable First Preferred Shares, Series 9   5,000   5,000
Options outstanding                                            5,080   3,070

STATISTICS
For the Nine Months Ended September 30
                                                                2001    2000
THROUGHPUT (BCF)
British Columbia Pipeline Division                               489     501
Foothills Pipe Lines                                             850     901
Empire State Pipeline                                             87      85
Maritimes & Northeast Pipeline                                   295     188
Union Gas                                                        841     810
Other Distribution                                                49      56
                                                               --------------
                                                               2,611   2,541
                                                               --------------
AVERAGE RATE BASE ($MILLION)
British Columbia Pipeline and Field Services Divisions         2,298   2,285
Foothills Pipe Lines (proportionate share - Phase I - 27%)       218     218
Empire State Pipeline **                                         214     113
Union Gas                                                      3,086   2,826
Other Distribution                                               631     620
                                                               --------------
                                                               6,447   6,062
                                                               --------------

DEGREE DAYS (% FROM NORMAL ***)
Union Gas                                                       (9.1)   (7.6)
Centra Gas BC                                                   (0.6)    5.6

** The 2000 figure represents the Company's proportionate share (50%) prior to the acquisition of the additional 50% in March 2001.
*** A degree day is a measure of the coldness of the weather experienced based on the extent to which the daily mean temperature falls below a reference temperature, usually 18 degrees Celsius. () indicates warmer weather than normal weather.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                 2001 Q3 Interim Report, Page 11

CONSOLIDATED STATEMENTS OF OPERATIONS
WESTCOAST ENERGY INC.
FOR THE PERIODS ENDED September 30 ($million, except for share data)

                                                Three Months Ended       Nine Months Ended
                                                 2001        2000         2001        2000
                                              -----------------------  -----------------------
Operating revenues                                 2,172       2,130       9,533        5,645
                                              -----------------------  -----------------------
Operating expenses
  Cost of sales                                    1,618       1,672       7,744        4,075
  Operation and maintenance                          226         193         649          575
  Depreciation                                       109         104         327          322
  Taxes - other than income taxes                     44          37         129          113
                                              -----------------------  -----------------------
                                                   1,997       2,006       8,849        5,085
                                              -----------------------  -----------------------

Operating income                                     175         124         684          560

Other income
  Equity earnings                                      9          13          19           31
  Foreign exchange gain - - 1 -Allowance
  for funds used during construction                   5           4           8            7
  Investment and other income                        110          20         151           87
                                              -----------------------  -----------------------
                                                     299         161         863          685
                                              -----------------------  -----------------------
Other expenses
  Interest                                           122         139         386          389
  Other                                                -           3           8           10
                                              -----------------------  -----------------------
                                                     122         142         394          399
                                              -----------------------  -----------------------
Income before undernoted items                       177          19         469          286
                                              -----------------------  -----------------------
Income taxes
  Current                                             23         (12)         93           49
  Deferred                                            13          (6)        (28)         (18)
                                              -----------------------  -----------------------
                                                      36         (18)         65           31
                                              -----------------------  -----------------------
                                                     141          37         404          255
Non-controlling interest                               2           1           7            7
                                              -----------------------  -----------------------
Net income                                           139          36         397          248
Provision for dividends on preferred shares           12          12          36           36
                                              -----------------------  -----------------------
Net income applicable to common shares               127          24         361          212
                                              =======================  =======================
Common shares - weighted average (million)                                   123          116

Per common share - basic                      $     1.02  $     0.20   $    2.94   $     1.83
Per common share - diluted                    $     0.93  $     0.20   $    2.80   $     1.72
Dividends per common share                    $     0.34  $     0.32   $    1.02   $     0.96

See accompanying notes



"signed Michael E.J. Phelps"            "signed Arthur H. Willms"


Director                                Director

CONSOLIDATED STATEMENTS OF CASH FLOW
WESTCOAST ENERGY INC.
FOR THE PERIODS ENDED SEPTEMBER 30 ($million, except for share data)

                                                        Three months ended        Nine months ended
                                                         2001         2000         2001        2000
                                                      ------------------------  -----------------------
OPERATING ACTIVITIES
  Net income                                                 139           36         397          248
  Add (deduct) items to reconcile to net cash:
    Non-controlling interest                                   2            1           7            7
    Deferred income taxes                                     13           (6)        (28)         (18)
    Depreciation and amortization                            110          105         331          326
    Net assets from price risk management activities           -          (20)         10          (27)
    Equity earnings                                           (9)         (13)        (19)         (31)
    Dividends received                                        15            -          31            -
    Other                                                   (115)         (18)       (115)         (42)
                                                      ------------------------  -----------------------
  Operating cash flow                                        155           85         614          463
  Non-cash working capital changes                          (132)        (244)       (130)         (79)
                                                      ------------------------  -----------------------
                                                              23         (159)        484          384
                                                      ------------------------  -----------------------
INVESTING ACTIVITIES
  Additions to fixed assets
    Transmission & Field Services                            (79)         (70)       (200)        (148)
    Gas Distribution                                         (79)         (76)       (173)        (159)
    Power Generation                                         (31)         (52)        (64)        (157)
    International                                             (7)         (14)        (29)         (63)
    Services                                                   1          (15)        (29)         (36)
    Other                                                      -            -           -           (1)
                                                      ------------------------  -----------------------
                                                            (195)        (227)       (495)        (564)

  Acquisitions                                                (6)           -        (122)           -
  Dispositions                                               163           12         399           69
  Asset securitization                                        17          342          17          342
  Investments and other                                      (38)         (44)        (61)        (268)
                                                      ------------------------  -----------------------
  Net cash (used) provided by investing activities           (59)          83        (262)        (421)
                                                      ------------------------  -----------------------

FINANCING ACTIVITIES
  Increase (decrease) in bank indebtedness                   218          224        (249)          46
  Long term debt additions                                   (14)          16         450          412
  Long term debt repayments                                 (216)        (110)       (310)        (291)
  Common shares issued                                        19           16          59           40
  Dividends paid                                             (54)         (49)       (161)        (147)
  Dividends paid to non-controlling interest                  (2)          (1)         (5)          (6)
                                                      ------------------------  -----------------------
  Net cash (used) provided by financing activities           (49)          96        (216)          54
                                                      ------------------------  -----------------------
(Decrease) increase in cash and short term
investments during the period                                (85)          20           6           17
Cash and short term investments, beginning of period         275           98         184          101
                                                      ------------------------  -----------------------
Cash and short term investments, end of period               190          118         190          118
                                                      ========================  =======================

Operating cash flow per common share                  $     1.25   $     0.72   $    5.01   $     3.99

See accompanying notes

CONSOLIDATED BALANCE SHEETS
WESTCOAST ENERGY INC.
($million)

                                                      September 30  December 31  September 30
                                                          2001         2000          2000
                                                      ---------------------------------------
ASSETS
Current assets
  Cash and short term investments                              190          184           118
  Accounts receivable                                        1,185        1,433           977
  Deferred income taxes                                         18           15            25
  Assets from price risk management activities               1,171        1,340           295
  Inventory                                                    684          554           509
  Prepayments                                                   45           20            49
                                                      ---------------------------------------
                                                             3,293        3,546         1,973
                                                      ---------------------------------------
Investments                                                    949          970           764
                                                      ---------------------------------------
Deferred income taxes                                          224          306           268
                                                      ---------------------------------------
Assets from price risk management activities                   658          561           166
                                                      ---------------------------------------
Fixed assets
  Plant, property and equipment                             12,732       12,589        12,468
  Less accumulated depreciation                              3,516        3,222         3,188
                                                      ---------------------------------------
                                                             9,216        9,367         9,280
                                                      ---------------------------------------
Deferred charges and other assets                              398          377           370
                                                      ---------------------------------------
                                                            14,738       15,127        12,821
                                                      =======================================
LIABILITIES

Current liabilities
  Bank indebtedness                                            585          834           640
  Accounts payable and accrued liabilities                   1,159        1,413           972
  Income and other taxes payable                                60           66            14
  Deferred income taxes                                         42           35            13
  Liabilities from price risk management activities          1,062        1,223           281
  Interest on debt                                             101           89           105
  Long term debt due within one year                           293          209           199
                                                      ---------------------------------------
                                                             3,302        3,869         2,224
                                                      ---------------------------------------
Liabilities from price risk management activities              703          612           129
                                                      ---------------------------------------
Long term debt                                               5,915        5,971         6,010
                                                      ---------------------------------------
Deferred income taxes                                          746          880           891
                                                      ---------------------------------------
Non-controlling interest
  Preferred                                                    130          130           130
  Common                                                        41           36            36
                                                      ---------------------------------------
                                                               171          166           166
                                                      ---------------------------------------
PREFERRED SHAREHOLDERS' EQUITY
Preferred stock                                                865          865           865
                                                      ---------------------------------------
COMMON SHAREHOLDERS' EQUITY
Common stock:  Sept 30 2001 123,401,430 - shares
               (Dec 31 2000 - 121,443,366 shares)
               (Sept 30 2000 - 116,633,314 shares)           2,003        1,944         1,795
Cumulative translation adjustment                               60           17            17
Retained earnings                                              973          803           724
                                                      ---------------------------------------
                                                             3,036        2,764         2,536
                                                      ---------------------------------------
                                                            14,738       15,127        12,821
                                                      =======================================

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
WESTCOAST ENERGY INC.
FOR THE PERIODS ENDED SEPTEMBER 30 ($million)

                                                     2001   2000
                                                    -------------
Retained earnings, beginning of period                803    641
Net income                                            397    248
Change in accounting for income taxes                   -    (18)
Change in accounting for project development costs    (66)     -
                                                    -------------
                                                    1,134    871
                                                    -------------
Dividends
  Common shares                                       125    111
  Preferred shares                                     36     36
                                                    -------------
                                                      161    147
                                                    -------------
Retained earnings, end of period                      973    724
                                                    =============

See accompanying notes

Notes to Consolidated Financial Statements (unaudited)
September 30, 2001

1.  ACCOUNTING POLICIES

Accounting Principles
The Company prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles except that the disclosures do not conform in all respects to the requirements for annual consolidated financial statements. These interim consolidated financial statements, which are unaudited, should be read in conjunction with the most recent annual consolidated financial statements and have been prepared from the records of the Company.
     Earnings for the interim periods may not be indicative of results for the fiscal year due to weather variations and other factors.
     The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the following changes in accounting policies:

Earnings Per Share
Effective January 1, 2001, the Company adopted, on a retroactive basis, the new recommendations of The Canadian Institute of Chartered Accountants with respect to the presentation and computation of earnings per share. The new recommendations require the presentation of basic and diluted earnings per share figures for net income on the Statements of Operations. The treasury stock method is to be used for determining the dilutive effect of warrants and options. The comparative interim Consolidated Financial Statements and Notes to the interim Consolidated Financial Statements have been restated to conform to the 2001 presentation. For the nine months ended September 30, 2001 and 2000, application of the new recommendations increased the diluted earnings per share figure by $0.05 and $0.03, respectively.

Project Development Costs
Effective January 1, 2001, the Company changed its accounting policy with respect to accounting for pre-operating costs. This accounting policy change has been applied on a cumulative retroactive basis without restatement of individual prior periods as the effect of the accounting policy change is not reasonably determinable for individual prior periods. The effect of adopting the new accounting policy on retained earnings as at January 1, 2001 is as follows:
--------------------------------------------------------------------------------
($million)                                                                2001

Fixed assets                                                               (77)
Investments                                                                 (7)
Deferred charges                                                           (20)
Deferred income tax liabilities - long term                                 39
                                                                          -----
Retained earnings                                                          (65)
                                                                          =====

Under the new accounting policy, pre-operating costs are expensed as incurred. Prior to the adoption of the new accounting policy, pre-operating costs incurred for development projects which benefited future periods were deferred and amortized on a straight-line basis over the expected period of benefit upon commencement of operations. For the nine month period ended September 30, 2001, application of the new accounting policy decreased after-tax earnings by $11 million.

Regulation
The Company filed an application in 1999 with the Ontario Energy Board (OEB) for an order approving rates for the year 2000 and thereafter in accordance with a Performance-Based Regulation (PBR) mechanism. The application also sought an order from the OEB approving the unbundling of certain rates charged for the sale, distribution, transportation and storage of natural gas. The Company's reported revenue before the decision included an assumption for cost pass-through and other items based on previous regulatory practice. The decision by the OEB, which established delivery rates for the year 2000 and approved a trial three-year PBR plan for the years 2001-2003, was rendered on July 23, 2001. The interim consolidated financial statements at September 30, 2001 and for the periods of three and nine months then ended have not been materially impacted by this decision.

Comparative figures
Certain comparative figures have been reclassified to conform to the 2001 presentation.

2. DISPOSITION

(a) In 2001, the Company sold its 49% interest in NGX Canada Inc. for cash of $10 million, resulting in a pre-tax gain of $7 million.

(b) In 2001, the Company sold its 100% interest in the Island Cogeneration Plant and its 50% interest in the Whitby Cogeneration Plant for cash of $320 million, subject to post-closing adjustments, resulting in a pre-tax gain of $97 million.

3. ACQUISITION

During 2001, the Company purchased, from its partner, an additional 50% interest in the Empire State Pipeline, increasing its interest to 100%, for cash of $122 million. The costs of acquiring the Company's additional interest in the Empire State Pipeline exceed the equivalent proportion of the acquired net assets by $43 million. The acquisition has been accounted for by the purchase method as follows:
--------------------------------------------------------------------------------
SEPTEMBER 30 ($MILLION)                                                  2001

Fixed assets                                                              129
Working capital                                                             1
Deferred charges                                                           43
Assumption of long term debt                                              (51)
                                                                         -----
Cash purchase price                                                       122
                                                                         -----

4. EARNINGS AND OPERATING CASH FLOW PER COMMON SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using an adjusted average number of common shares outstanding during the period and an adjusted net income applicable to common shares, which reflect the potential exercise of share purchase options and the conversion of preferred shares.

---------------------------------------------------------------------------------------
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30                               2001   2000
Net income applicable to common shares ($million)                            361    212
Effect of dilutive securities
  Convertible preferred shares
    Westcoast Energy Inc. Preferred Shares, Series 5                          10     10
    Westcoast Energy Inc. Preferred Shares, Series 6                           6      6
    Westcoast Energy Inc. Preferred Shares, Series 9                           6      6
    UEI Holdings Inc. Series 2                                                 1      1
                                                                           ------------
Net income applicable to common shares and assumed conversions ($million)    384    235
                                                                           ============

Basic weighted average shares for the period (million)                       123    116
Effect of dilutive securities
  Convertible preferred shares
    Westcoast Energy Inc. Preferred Shares, Series 5                           5      7
    Westcoast Energy Inc. Preferred Shares, Series 6                           4      5
    Westcoast Energy Inc. Preferred Shares, Series 9                           4      5
    UEI Holdings Inc. Series 2                                                 -      1
  Options                                                                      1      -
                                                                           ------------
Diluted weighted average shares for the period (million)                     137    134
                                                                           ============
Earnings per common share - basic                                          $2.94  $1.83
                          - diluted                                        $2.80  $1.75

4,591,387 (2000 - 4,603,087) preferred shares, Series 2, convertible into common shares at the ratio determined by dividing $25.00 by the greater of $1.00 and 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first nine months of 2001 and 2000. These preferred shares were not included in the computation of diluted earnings per share for the nine months ended September 30, 2001 and 2000 because the Series 2 preferred shares did not have a dilutive effect on either of the periods.

8,000,000, 5,000,000 and 5,000,000 preferred shares, Series 5, 6 and 9, respectively, convertible into common shares at the ratio determined by dividing $25.00 together with accrued and unpaid dividends by the greater of $3.00 or 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first nine months of 2001 and 2000. These preferred shares were included in the computation of diluted earnings per share for the nine months ended September 30, 2001 and 2000 because the Series 5, 6 and 9 preferred shares did have a dilutive effect on the periods ended September 30, 2001 and 2000.

20 UEI Holdings Inc. preferred shares, Series 2, convertible into common shares at the ratio determined by dividing $1,000,000 together with accrued and unpaid dividends by 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first nine months of 2001 and 2000. These preferred shares were included in the computation of diluted earnings per share for the nine months ended September 30, 2001 and 2000 because the UEI Holdings Series 2 preferred shares did have a dilutive effect on the periods ended September 30, 2001 and 2000.

In September, the Company announced the conversion of all of its outstanding 8.08% Cumulative First Preferred Shares, Series 2, into common shares of the Company. On October 29, 2001, each Series 2 Preferred Share will be converted, in accordance with its attached terms and conditions, into a number of common shares determined by dividing $25.00 by the greater of $1.00 and 95% of the weighted average trading price of the Company's common shares on The Toronto Stock Exchange for the period of 20 trading days ending October 25, 2001. If this transaction had occurred on September 30, 2001, the conversion of the preferred shares into common shares would have had no impact on the basic and fully diluted earnings per share figures.

Operating cash flow per common share is also calculated using the weighted average number of common shares outstanding during the period applied to cash flow from operating activities before adjusting for non-cash working capital changes. Diluted operating cash flow per common share is calculated using the adjusted average number of common shares outstanding during the period.

---------------------------------------------------------------------------------------
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30                               2001   2000
Operating cash flow per common share - basic                               $5.01  $3.99
                                     - diluted                             $4.65  $3.62

5. SUBSEQUENT EVENTS

(a) In October 2001, the Company sold its wholly owned subsidiaries Westcoast Capital Inc. and Union Energy Inc., subject to regulatory approval, for cash of approximately $177 million, subject to post-closing adjustments. The Company expects to record a pre-tax gain, after costs, of approximately $50 million in the fourth quarter of 2001.

(b) In October 2001, the Company entered into an agreement to sell its wholly owned subsidiaries Centra Gas British Columbia Inc. and Centra Gas Whistler Inc. to BC Gas. The total transaction value will be approximately $590 million, subject to post-closing adjustments, of which $228 million will be cash plus a $52 million note receivable. The remainder consists of debt which BC Gas will assume or replace. The Company expects to record a pre-tax gain of approximately $50 million upon completion of the transaction, which is subject to various approvals and is expected to be finalized by January 1, 2002.

6. SEGMENTED INFORMATION

---------------------------------------------------------------------------------------------------------------------------------
($million, except for share data)
For the three months ended      Transmission         Gas             Power
September 30                  & Field Services   Distribution      Generation     International   Services           Other
                                2001    2000    2001     2000     2001    2000   2001   2000    2001     2000     2001     2000
                               --------------------------------------------------------------------------------------------------
Total revenues                    226     206     447      262       52      27     49     30   1,595    1,745        1        -
Inter segment revenues              2       2      (3)      (9)       -       -      -      -    (197)    (133)       -        -
                               --------------------------------------------------------------------------------------------------
Operating revenues                228     208     444      253       52      27     49     30    1398    1,612        1        -
                               ==================================================================================================
Net income (loss)                  50      43      (6)     (18)      77       5     17      1      16       12      (15)      (7)
                               ==================================================================================================
Net income (loss) applicable
to common shares                   50      42      (6)     (18)      77       5     17      1      16       12      (27)     (18)
                               ==================================================================================================
Per common share - basic       $ 0.41  $ 0.36  $(0.05)  $(0.16)  $ 0.63   $0.05  $0.14  $0.00  $ 0.12   $ 0.10   $(0.23)  $(0.15)
                               ==================================================================================================
Operating cash flow                85      61      52       24      (16)      7     18     30      38       (3)     (22)     (34)
                               ==================================================================================================
Operating cash flow per
common share                   $ 0.70  $ 0.52  $ 0.41   $ 0.21   $(0.13)  $0.06  $0.14  $0.25  $ 0.31   $(0.03)  $(0.18)  $(0.29)
                               ==================================================================================================
Total assets                    4,813   4,619   5,354    4,965      350     587    984    879   2,838    1,447      399      324
                               ==================================================================================================

 ------------------------------------------------
($ million, except for share data)
For the nine months ended
September 30                          Total
                                 2001      2000
                               ------------------
Total revenues                   2,370     2,270
Inter segment revenues            (198)     (140)
                               ------------------
Operating revenues               2,172     2,130
                               ==================
Net income (loss)                  139        36
                               ==================
Net income (loss) applicable
to common shares                   127        24
                               ==================
Per common share - basic       $  1.02   $  0.20
                               ==================
Operating cash flow                155        85
                               ==================
Operating cash flow per
common share                   $  1.25   $  0.72
                               ==================
Total assets                    14,738    12,821
                               ==================

---------------------------------------------------------------------------------------------------------------------------------
($million, except for share data)
For the nine months ended       Transmission        Gas             Power
September 30                  & Field Services  Distribution      Generation  International     Services            Other
                                2001    2000    2001     2000    2001   2000   2001   2000    2001     2000     2001     2000
                               --------------------------------------------------------------------------------------------------
Total revenues                    677     612   1,647    1,232     152     87    147     68   7,525    4,099        2        3
Inter segment revenues              -       -      (9)     (13)      -      -      -      -    (608)    (443)       -        -
                               --------------------------------------------------------------------------------------------------
Operating revenues                677     612   1,638    1,219     152     87    147     68   6,917    3,656        2        3
                               ==================================================================================================
Net income (loss)                 148     141      71       58      99      9     24     21      74       25      (19)      (6)
                               ==================================================================================================
Net income (loss) applicable
to common shares                  147     140      71       58      99      9     24     21      74       25      (54)     (41)
                               ==================================================================================================
Per common share - basic       $ 1.20  $ 1.21  $ 0.58   $ 0.50   $0.81  $0.08  $0.20  $0.18  $ 0.60   $ 0.21   $(0.45)  $(0.35)
                               ==================================================================================================
Operating cash flow               264     216     227      192      17     21     54     52     104       37      (52)     (55)
                               ==================================================================================================
Operating cash flow per
common share                   $ 2.16  $ 1.86  $ 1.84   $ 1.66   $0.14  $0.18  $0.44  $0.44  $ 0.85   $ 0.32   $(0.42)  $(0.47)
                               ==================================================================================================
Total assets                    4,813   4,619   5,354    4,965     350    587    984    879   2,838    1,447      399      324
                               ==================================================================================================

-------------------------------------------------
($million, except for share data)
For the nine months ended
September 30                          Total
                                 2001      2000
                               ------------------
Total revenues                  10,150     6,101
Inter segment revenues            (617)     (456)
                               ------------------
Operating revenues               9,533     5,645
                               ==================
Net income (loss)                  397       248
                               ==================
Net income (loss) applicable
to common shares                   361       212
                               ==================
Per common share - basic       $  2.94   $  1.83
                               ==================
Operating cash flow                614       463
                               ==================
Operating cash flow per
common share                   $  5.01   $  3.99
                               ==================
Total assets                    14,738    12,821
                               ==================

INVESTOR INFORMATION

Stock Symbols

Common Shares
In Canada - W
In the United States - WE

Preferred Shares

8.08% First Preferred, Series 2 - W.PR.D
4.90% First Preferred, Series 5 - W.PR.F
4.72% First Preferred, Series 6 - W.PR.G
5.50% First Preferred, Series 7 - W.PR.H
5.60% First Preferred, Series 8 - W.PR.J
5.00% First Preferred, Series 9 - W.PR.K

Dividend Reinvestment and Share Purchase Plan

Westcoast Energy's Dividend Reinvestment and Share Purchase Plan provides registered holders of Westcoast Energy common shares and convertible preferred shares with two convenient and economic ways to increase their holdings in the Company. Registered shareholders may elect to reinvest the cash dividends paid on all or some of their common and convertible preferred shares in additional common shares of the Company, and are also entitled to make optional cash purchases of common shares through the Plan in amounts from $50 to $5,000 per calendar quarter. The Plan allows participants to acquire new common shares through the reinvestment of dividends at 95% of the average market price as defined in the Plan. Optional cash purchases are made at the average market price. Participants do not pay any brokerage commissions or other fees on the reinvestment of dividends or the optional cash purchase of new shares through the Plan. All notices and enquiries relating to the Plan should be addressed to the Computershare Trust Company at:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone:     (604) 661-0222
Facsimile:     (604) 683-3694
Toll Free:     (888) 661-5566
Internet:      www.computershare.com
Email:         caregistryinfo@computershare.com

Further Information

Shareholders or others wishing to obtain copies of Interim Reports, the 2000 Annual Report, the 2001 Annual Information Form, and other corporate documents should contact the Company either by letter, addressed to the attention of the Corporate Secretary, or by telephone at (604) 488-8000.

Portfolio managers, investment analysts, and other investors requesting financial information respecting the Company should contact:
Thomas M. Merinsky
Director, Investor Relations
(604) 488-8021

All other enquiries by media, the general public, and others respecting the Company should be directed to:
Robert R. Foulkes
Vice President, Corporate Communications
(604) 488-8093


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                 2001 Q3 Interim Report, Page 20

[GRAPHIC OMITTED]
WESTCOAST
ENERGY
                                                               Q2 INTERIM REPORT
--------------------------------------------------------------------------------
July 26, 2001                                   Three Months Ended June 30, 2001

MANAGEMENT'S DISCUSSION & ANALYSIS

This discussion and analysis of the Company should be read in conjunction with the interim consolidated financial statements and accompanying notes. The results reported herein have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars unless otherwise indicated. For additional information relative to operations and financial position, reference is made to the Company's Annual Report for the fiscal year ended December 31, 2000.

THREE MONTH AND SIX MONTH RESULTS

THREE MONTH RESULTS

Net income applicable to common shares for the three months ended June 30, 2001 was $103 million, compared with $70 million for the same period in 2000.

Earnings per common share for the three months ended June 30, 2001 were $0.84, compared with $0.60 for the same period in 2000.

A strong performance from Engage Energy contributed to the significant increase in the second quarter 2001 results for the Services segment. Results for the second quarter 2001 from the Transmission & Field Services segment continue to reflect a strong performance by the British Columbia Pipeline & Field Services divisions and Maritimes & Northeast Pipeline, but were partially offset by merchant capacity losses on the Alliance and Vector pipelines and losses from the Aux Sable Liquids Facility. The Gas Distribution segment results for the three months ended June 30, 2001 were unfavourably impacted by warmer weather compared with the same period in 2000 and the timing of the regulatory deferred income tax drawdown. The Power Generation segment benefited from revenues generated from the sale of power at the Island Cogeneration facilities.

The International segment was impacted by the continued delay in the start-up of the Campeche Natural Gas Compression Services Project and difficulties encountered during early stages of operation of the Cantarell Nitrogen Facilities. The International segment results for the second quarter of 2000 reflect the $8 million after-tax gain on the sale of the Company's 74% interest in the EastCoast Power Project in Australia.

Second quarter 2001 and 2000 results were also favourably impacted by reductions in corporate income tax rates of $45 million ($0.37 per common share) and $16 million ($0.14 per common share), respectively. Normalizing for weather and the impact of the corporate tax rate reductions, as well as the disposition of the Australian power project in 2000, earnings per common share were $0.49 and $0.40 for the three months ended June 30, 2001 and 2000, respectively, an increase of 22.5%.

Consolidated operating cash flow was $170 million for the three months ended June 30, 2001 compared with $151 million for the same period in 2000. Inclusive of non-cash working capital changes, consolidated operating cash flow was $393 million for the three months ended June 30, 2001 compared with $189 million for the same period in 2000. The increase in the operating cash flow is primarily due to strong origination and trading results from Engage Energy. Consolidated operating cash flow after

                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 1
non-cash working capital changes in the second quarter of 2001 was impacted by the volatility in natural gas prices which resulted in decreased inventory and accounts receivable balances.

A decision was rendered by the Ontario Energy Board (OEB) on July 23, 2001 regarding Union Gas' Performance-Based Regulation (PBR) application. Financial results relating to Union Gas for the period ended June 30, 2001 are unaffected by this decision.

SIX MONTH RESULTS

Net income applicable to common shares was $234 million for the first six months of 2001, compared with $188 million for the same period in 2000.

Earnings per common share were $1.92 for the first six months of 2001, compared with $1.63 for the same period in 2000.

Excluding the impact of weather, earnings per common share were $2.00 for the first six months of 2001 compared with $1.73 for the same period in 2000. Normalizing for weather and the impact of the corporate tax rate reductions, and the sale of the Australian power project, earnings per common share were $1.63 and $1.52 for the six months ended June 30, 2001 and 2000, respectively.

Results for the six months ended June 30, 2001 reflected the continued improvement from the first quarter results, with strong performances by Engage Energy, the British Columbia Pipeline and Field Services divisions and Maritimes & Northeast Pipeline. The Island Cogeneration Project also contributed operating revenues from power generation beginning May 2001.

TRANSMISSION & FIELD SERVICES

The contribution to net income applicable to common shares from the Transmission & Field Services segment for the three months ended June 30, 2001 was $48 million and for the six months ended June 30, 2001 was $97 million, compared with $46 million and $98 million for the same periods, respectively, in 2000.

BRITISH COLUMBIA PIPELINE AND FIELD SERVICES DIVISIONS

The contribution to net income applicable to common shares from the British Columbia Pipeline and Field Services divisions for the three months June 30, 2001 was $32 million and for the six months ended June 30, 2001 was $66 million, compared with $27 million and $59 million for the same periods, respectively, in 2000.

The increase in earnings in the second quarter of 2001 is primarily due to higher short term firm service and interruptible revenues, which were partially offset by higher operating and maintenance expenses.

The British Columbia Pipeline and Field Services divisions have experienced a significant supply response by British Columbia gas producers. New gas supplies, including the Ladyfern discovery in Northeastern British Columbia, have increased requirements for both processing and transmission services.

In June, the Company announced that its 200 million cubic feet per day (MMcf/d) open season for additional transportation capacity on its Southern Mainline was fully subscribed. An additional 50 MMcf/d of westbound transportation capacity on the Westcoast Alberta system was also subscribed. The Company's proposed expansions of the Southern Mainline and Alberta facilities have an anticipated in-service date of November 1, 2003 and are subject to regulatory and other approvals.

In response to strong gas supply additions in the Fort Nelson area, on July 12, 2001, the Company announced an open season for additional transportation service on its Northern Mainline facilities


                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 2
commencing July 12 and closing August 2. The addition of approximately 175 MMcf/d firm transportation service would be made available through an expansion of the Company's Fort Nelson mainline facilities consisting largely of pipeline loop. The in-service date of the proposed expansion is expected to be April 2002, subject to market support and regulatory approvals.

On July 18, 2001, the National Energy Board (NEB) approved the Company's application for the construction of the Pine River acid gas stripper plant and related facilities. Construction of the plant will commence immediately following satisfaction of certain pre-construction conditions to the approval. The cost of the plant and related facilities is expected to be approximately $95 million and will result in additional residue gas capacity of approximately 100 MMcf/d at the Company's Pine River Processing Plant near Chetwynd, B.C.

In addition, the Company has applied to the NEB for approval of the construction of an extension to its Grizzly Valley Pipeline. The cost of the pipeline extension is expected to be approximately $45 million and will result in additional raw gas transmission service from the Ojay/Weejay and Narraway areas of B.C. and Alberta.

NON-NEB REGULATED FIELD SERVICES

In May, Westcoast Gas Services Inc. (WGSI) sold its Jedney, Jedney Expansion and Highway gas processing plants and related gas gathering lines to JJH Equipment Trust for $201 million. WGSI entered into an operating lease agreement for the facilities and has management and control of the equipment, with the lease obligations guaranteed by the Company. WGSI may re-acquire the facilities on certain dates as well as at the end of the lease agreement.

EMPIRE STATE PIPELINE (EMPIRE)

The contribution to net income applicable to common shares from Empire for the first six months of 2001 was $4 million, equal to the 2000 earnings for the same period. The additional 50% of Empire not already owned by the Company was purchased in March 2001. The 2001 results are reduced by initial transition costs related to the transfer of operations to the Company.

MARITIMES & NORTHEAST PIPELINE (M&NP)

M&NP contributed $8 million and $15 million to net income applicable to common shares for the second quarter and first six months of 2001, respectively, compared with $5 million and $10 million for the same periods, respectively, in 2000. Higher earnings continue to be a result of increased interruptible service revenues from the U.S. portion of M&NP.

In June, M&NP announced an agreement with PanCanadian Petroleum Limited to transport up to 400,000 million British Thermal Units (MMBtu) per day of natural gas from the Deep Panuke project offshore Nova Scotia starting in 2004/5. M&NP also announced a proposed mainline expansion, representing an approximate $500 million investment, required in order to transport the PanCanadian volumes.

In June, following construction of a pressure reducing station and receipt of final Leave-to-Open from the NEB, M&NP began service on the Point Tupper Lateral, which services three industrial customers in the area. Purchase of the lateral, which will operate under conditions approved by the NEB, was also completed during June 2001.

M&NP Canada filed its 2001/2002 rates application with the NEB in March and is currently conducting settlement meetings with its shippers. Should a settlement not be reached, a rate hearing is scheduled to take place on October 11, 2001



                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 3

ALLIANCE PIPELINE (ALLIANCE) AND VECTOR PIPELINE (VECTOR)

Earnings related to the investment in Alliance were $8 million for the three months ended June 30, 2001 and $17 million for the first six months of 2001 compared with $8 million and $16 million for the same periods, respectively, in 2000. These earnings are inclusive of Alliance merchant capacity losses, which totalled $3 million and $5 million for the three and six months ended June 30, 2001. As the pipeline commenced operations in December 2000, the second quarter 2001 results for Alliance reflect operating earnings whereas equity earnings for the comparative period in 2000 were from the recording of Allowance for Funds Used During Construction (AFUDC).

The Company's losses related to the investment in Vector were $2 million and $4 million for the three and six months ended June 30, 2001, respectively.
Earnings for the three months ended June 30, 2000 were minimal, and earnings of $2 million for the six months ended June 30, 2000 were from the recording of AFUDC prior to the commencement of operations in December 2000. The earnings are inclusive of Vector merchant capacity losses, which totalled $2 million and $4 million for the three and six months ended June 30, 2001. Vector returns are adversely affected by cost overruns during construction.

The Company's capacity commitments on Alliance and Vector are currently expected to cost more than the market value of the transportation in the near term and therefore are expected to generate losses until a further gas supply response from the Western Canadian Sedimentary Basin is experienced.

AUX SABLE LIQUIDS FACILITY (AUX SABLE)

The Company's interest in Aux Sable generated a net loss of $3 million and $6 million for the three and six months ended June 30 2001, respectively, reflecting the commencement of operations in December 2000 and the continuing unfavourable differential between natural gas and natural gas liquids prices. The Company's share of the operating losses was partially offset by commodity hedges.

GAS DISTRIBUTION

The Gas Distribution segment incurred a net loss applicable to common shares of $6 million for the three months ended June 30, 2001, compared with net income of $5 million for the same period in 2000. The contribution to net income applicable to common shares from the Gas Distribution segment for the first six months of 2001 was $77 million, compared with $76 million for the same period in 2000.

UNION GAS

Union Gas incurred a net loss applicable to common shares of $10 million for the three months ended June 30, 2001, compared with net income of $2 million for the same period in 2000. A change in the method of calculating the amount of deferred income tax drawdown resulted in a reduction of $6 million in the second quarter results of 2001 compared with the same period in 2000. This more accurately reflects the seasonality of Union Gas earnings in each quarter. The contribution to net income applicable to common shares from Union Gas for the first six months of 2001 was $69 million, compared with $69 million for the same period in 2000.

The 2001 second quarter results were unfavourably impacted by warmer weather, the timing of the regulatory deferred income tax drawdown and higher costs, including compressor fuel expense and unaccounted for gas. Weather was warmer in the three months ended June 30, 2001 compared with the same period in 2000, which adversely impacted the results. Weather reduced earnings by $2 million and $1 million in the second quarter of 2001 and 2000 respectively, and by $9 million and $11 million in the first six months of 2001 and 2000, respectively.

On July 23, 2001, the OEB released its decision related to Union Gas's 1999 application for rates for the year 2000 and beyond using PBR mechanism. The decision established a three-year trial period as a



                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 4
first step towards a comprehensive performance-based regulatory structure. The OEB approved a price-cap model with rates escalators to be determined by formula for each of the three years. The rate escalator for 2001 is 1.4%. The return on equity (ROE) for the three-year term was set at 9.95%. In 2001, this represents a premium of 40 basis points from the ROE yielded by the traditional formula. The OEB has instituted a reciprocal sharing provision under which Union Gas and ratepayers would equally share benefits and costs outside of a 100 basis-point band around regulated rates of return.

CENTRA GAS BRITISH COLUMBIA (CENTRA GAS BC)

The contribution to net income applicable to common shares from Centra Gas BC for the three and six months ended June 30, 2001 was $4 million and $7 million, respectively, compared with $3 million and $6 million for the same periods, respectively, in 2000. Higher energy costs on Vancouver Island are having an impact on industrial use and customer attachments.

PACIFIC NORTHERN GAS (PNG)

The contribution to net income applicable to common shares from PNG for the three and six months ended June 30, 2001 was $1 and $2 million, respectively, compared with $1 million and $2 million for the same period in 2000.

In May, the British Columbia Utilities Commission (BCUC) approved rate increases to recover PNG's projected revenue shortfall of $3.3 million resulting primarily from reduced revenue due to the shutdown of Methanex Corporation's (Methanex) methanol plant in Kitimat. Gas deliveries to Methanex are about 60% of the volumes transported on the PNG system and provide about 40% of PNG's total operating margin when the plant is operating at normal levels. In addition, PNG's request for rate increases to accelerate the recovery of certain costs previously incurred by PNG but deferred for future recovery was approved in part by the BCUC.

POWER GENERATION

The contribution to net income applicable to common shares from the Power Generation segment for the three and six months ended June 30, 2001 was $18 million and $22 million, respectively, compared with $1 million and $4 million for the same periods, respectively, in 2000.

The Power Generation segment had a very successful second quarter, primarily related to revenues generated from the sale of power at the Island Cogeneration facilities and the $6 million favourable impact from corporate income tax rate reductions. The first six months of 2001 also benefited from the resale of gas at the Lake Superior Cogeneration Plant and steam and electricity sales at the Fort Frances Cogeneration Plant.

In May, the Company entered into a letter of intent to sell its 100%-interest in the 250-MW Island Cogeneration Project (ICP) and its 50%-interest in the 50-MW Whitby Cogeneration Plant to Calpine Canada Power Holdings Ltd. for approximately $392 million. The Company expects to record a net gain after taxes and other costs of approximately $70 million subject to adjustments to reflect revenues generated by ICP during its commissioning phase. The transaction is expected to close in the third quarter of 2001 and is subject to third party consents and regulatory approvals.

ISLAND COGENERATION PROJECT (ICP)

Power sales from the ICP plant contributed $11 million to net income applicable to common shares for the three months ended June 30, 2001. Technical challenges affecting plant performance, output and distillate fuel oil capability are ongoing and will likely delay contractual completion of the project into 2002. An agreement, which is subject to certain conditions, is being finalized with the engineering, procurement and construction (EPC) contractor for ICP which will facilitate the interim operations of the plant on a de-rated basis until such time as these issues have been resolved. ICP has not declared the



                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 5
commercial operation date (COD) under the electricity purchase agreement with BC Hydro, but BC Hydro has taken the position that COD has occurred. Prior to COD, the price for electricity is based on the market price adjusted for the cost of service. After COD, the price for power purchased by BC Hydro is the long-term contract price. ICP is taking steps to resolve the issue, and there are ongoing discussions with BC Hydro on the matter.

BAYSIDE POWER PROJECT

Bayside Power commenced commissioning activities on June 16, 2001, with baseload operations currently forecast to begin in mid-August. Merchant production for the summer period will be delivered into the U.S. NEPOOL market, with winter production sold under a 20-year contract to New Brunswick Power. The Company holds a 75% interest in this project.

FREDERICKSON POWER PROJECT

On March 29, 2001, the Frederickson Power partnership entered into a 20-year power sales agreement with three Pacific Northwest public utility districts for approximately 50% of the output from the project. Construction on site is progressing on schedule with commercial operations expected to commence in July 2002. The Company holds a 60% interest in this partnership.

INTERNATIONAL

The International segment incurred a net loss applicable to common shares of $3 million for the three months ended June 30, 2001, compared with net income of $14 million for the same period in 2000. The comparable period in the prior year includes the $8 million after-tax gain on the sale of the Company's 74% interest in the EastCoast Power Project in Australia. The contribution to net income applicable to common shares from the International segment for the first six months of 2001 was $7 million compared with $20 million for the same period in 2000.

The results for the three months ended June 30, 2001 reflect the effects of the continued delay in the start-up of Campeche, including a deferred income tax expense of approximately $3 million, and difficulties encountered during early stages of operation of Cantarell. In addition, Cantarell incurred a deferred income tax expense of approximately $1 million. The deferred income tax expense arises from the current strength of the Mexican peso relative to the U.S. dollar.

CANTARELL NITROGEN FACILITIES

Nitrogen production during the second quarter of 2001 improved considerably from the first quarter to 1,168 million cubic feet per day, or 97% of capacity. During the second quarter of 2000, the project was in the early stages of commercial operations with two of the four modules beginning operations. Nitrogen produced during that period was sold at the higher prices applicable prior to the contractual in-service date and full operating costs were not incurred.

Some erosion and corrosion damage to the cooling water system has been caused by the intake of excessive suspended solids. The water intake problem is expected to be largely resolved late in the fourth quarter of this year and replacement of the eroded cooling tubes is targeted for completion towards the end of the first quarter of 2002. The consortium is pursuing recovery of the unanticipated remediation costs from the EPC contractor and/or the consortium's insurers.

Under the Cantarell project financing agreements, financial completion is required by March 2, 2002. One of the key prerequisites for achieving such completion is a 90-day duration test to demonstrate operation at design capacity. Given the current schedule for rectification of the cooling water system problems, it appears there may not be enough time to complete the duration test by the prescribed completion date. If such occurs and the Cantarell consortium cannot obtain amendments or waivers from its lenders, the lenders will have the right to accelerate their loans totaling US$623 million on March 2, 2002. If the lenders were to exercise such right, the Company would be required to repay



                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 6

30% of these loans. However, should this situation develop, the Cantarell consortium and project Sponsors would seek refinancing of the loans with new lenders. Given the growing confidence of the international financial markets in Mexico and Mexican credits, refinancing on reasonable terms should be achievable.

CAMPECHE NATURAL GAS COMPRESSION SERVICES PROJECT

The project is in the final stages of commissioning and is expected to be in full service in the third quarter of 2001. The contractual in-service date has been extended and further extension negotiations are underway with Pemex Exploracion y Produccion.

SHANGHAI POWER PLANT

The contribution to net income applicable to common shares from the Shanghai Power Plant for the first six months of 2001 was $2 million, compared with minimal income for the same period in 2000, due to the commencement of operations June 1, 2000. The Company recently received the first dividends from the Shanghai plant.

SERVICES

The contribution to net income applicable to common shares from the Services segment for the three and six months ended June 30, 2001 was $50 million and $58 million, respectively, compared with $12 million and $13 million for the same periods, respectively, in 2000.

The increase in earnings for the three and six months ended June 30, 2001 compared with the same periods in 2000 is primarily due to a strong performance by Engage Energy.

ENGAGE ENERGY

Engage Energy performed very well in both the power and gas business in the second quarter. The significant contribution to net income applicable to common shares from Engage Energy for the three and six months ended June 30, 2001 was $36 million and $40 million, respectively, compared with $6 million and $7 million for the same periods, respectively, in 2000. Strong origination and trading results contributed to the increase in the mark-to-market margin. The 2001 results also reflect $5 million (2000 - $3 million) favourable impact from corporate income tax rate reductions.

UNION ENERGY

Union Energy contributed net income of $1 million and a minimal loss for the three and six months ended June 30, 2001, respectively, compared with a minimal net loss and a net loss of $4 million for the same periods, respectively, in 2000. Higher contribution from consumer markets as a result of rental price increases in the prior year contributed to the increase quarter over quarter. The earnings have a seasonal pattern as merchandise sales and service revenues are very weather dependent, peaking in early summer and fall. Mild weather conditions in early summer negatively impacted sales from air conditioning related products and services.

WESTCOAST CAPITAL CORPORATION

The contribution to net income applicable to common shares from Westcoast Capital for the three and six months ended June 30, 2001 was $16 million and $18 million, respectively, compared with $5 million and $9 million for the same periods, respectively, in 2000.

The higher earnings in the six months ended June 30, 2001 reflect the $13 million favourable impact from corporate income tax rate reductions as well as the sale of two gas transportation agreements. The earnings in the same period in 2000 were also favourably impacted, although not to the same extent, by corporate income tax rate reductions and the early buyout of a gas transportation agreement.



                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 7

ENLOGIX

The Enlogix Group incurred a net loss applicable to common shares of $3 million and $5 million for the three and six months ended June 30, 2001, respectively, compared with a net loss of $6 million and $9 million for the same periods, respectively, in 2000. The reduced loss reflects revenue growth and the implementation of cost savings programs.

OTHER

The net costs applicable to other activities, including corporate expenses, business development expenditures and corporate financing expenses were $4 million and $27 million for the three and six months ended June 30, 2001, respectively, compared with $8 million and $23 million for the same periods, respectively, in 2000.

Included in this balance are corporate financing expenses, which include preferred share dividends of $23 million for the first six months of 2001 and 2000, respectively. Unallocated interest amounted to $18 million for the first six months of 2001, relating to approximately $800 million of average debt outstanding, compared with $11 million for the first six months of 2000, relating to $800 million of average debt outstanding. The interest expense in the first six months of 2000 was reduced by interest income on interim project financing. The first six months of 2001 and 2000 reflect the favourable impact of $21 million and $14 million, respectively, of the corporate income tax rate reductions.

LIQUIDITY AND CAPITAL RESOURCES

CASH GENERATED FROM OPERATIONS

Cash generated from operations after non-cash working capital changes was $393 million and $461 million for the three and six months ended June 30, 2001, respectively, compared with $189 million and $543 million for the same periods, respectively, in 2000. High natural gas prices had a negative impact on the Company's cash flow in the first quarter of 2001 as a result of increased working capital requirements to carry higher priced inventory and higher accounts receivable. Consolidated operating cash flow after non-cash working capital changes in the second quarter of 2001 was impacted by the volatility in natural gas prices which resulted in decreased inventory and accounts receivable balances.

INVESTING ACTIVITIES

The majority of capital spending in the second quarter of 2001, as in the first quarter, is related to the British Columbia Pipeline & Field Services divisions, Union Gas and the Bayside and Frederickson power projects. Capital spending in the first and second quarters of 2000 was primarily related to Alliance, Vector and Aux Sable, in addition to Bayside and ICP.

Acquisitions reflect the purchase of the additional 50% interest in the Empire State Pipeline in the first quarter of 2001. Investing activities in the six months ended June 30, 2001 also reflect cash provided by the dispositions of certain processing plants and related gas gathering lines, certain rental assets and gas transportation agreements in the second quarter and the Company's interest in NGX Canada Inc. (NGX) in the first quarter. Investing activities in the six months ended June 30, 2000 reflect cash provided by the dispositions of the Company's interest in the EastCoast Power Project in the second quarter and an interest in NGX in the first quarter.

FINANCING ACTIVITIES

In March 2001, the Company raised $200 million from the issue of 7.15% Medium Term Note (MTN) Debentures, Series 8, maturing in 2031. In May 2001, Union Gas Limited raised $250 million from the issue of 6.65% Medium Term Note Debentures, Series 3, maturing in 2011. In July 2001, the Company redeemed the remaining $28 million of outstanding principal of its 10.60% Debentures. In January


                                      Communications: Bob Foulkes (604) 488-8093
                                Investor Relations: Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 8

2000, the Company issued $150 million of 7.20% MTN Debentures, Series 7, maturing in 2010 and in June 2000, Union Gas raised $185 million from the issue of 7.20% MTN Debentures, Series 2.

The Company issues common shares through its Dividend Reinvestment and Share Purchase Plan. Common shares issued under the Plan increased common stock by $29 million in the first six months of 2001, compared with $23 million in the same period in 2000. The Company also issued shares on exercise of options in the first six months of 2001, which increased common stock by $11 million.

DIVIDEND

On July 26, 2001, the Board of Directors declared a quarterly dividend of $0.34 common share, payable on September 30, 2001, to shareholders of record at the close of business on September 7, 2001.

Forward Looking Information

The information in this news release contains forward-looking statements with respect to Westcoast Energy Inc., its subsidiaries or affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, the ability of the Company to successfully implement the initiatives and projects referred to in this news release, natural gas prices, availability of capital, changes in the regulatory environment in which the Company's regulated entities operate (including changes in allowed rates of return), risks associated with foreign operations, and changes in, or failure to comply with, the laws and government regulations applicable to the Company.



                  Communications: Bob Foulkes (604) 488-8093 Investor Relations:
                                                    Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q2 Interim Report, Page 9


SEGMENTED INFORMATION
                                                   Three Months Ended        Six Months Ended
                                                   June 30 ($ million)      June 30 ($ million)
                                                     2001        2000        2001        2000
                                                  ----------------------  ----------------------
TRANSMISSION & FIELD SERVICES
     BC Pipeline and Field Services Divisions            32          27          66          59
     Non-NEB Regulated Field Services                     -           -          (1)          -
     Foothills Pipe Lines                                 2           3           4           5
     Empire State Pipeline                                2           2           4           4
     Maritimes & Northeast Pipeline                       8           5          15          10
     Alliance Pipeline                                    8           8          17          16
     Aux Sable                                           (3)          -          (6)          -
     Vector Pipeline                                     (2)          -          (4)          2
     Other                                                1           1           2           2
                                                  ----------------------  ----------------------
                                                         48          46          97          98
                                                  ======================  ======================
GAS DISTRIBUTION
     Union Gas                                          (10)          2          69          69
     Centra Gas British Columbia                          4           3           7           6
     Pacific Northern Gas                                 1           1           2           2
     Other                                               (1)         (1)         (1)         (1)
                                                  ----------------------  ----------------------
                                                         (6)          5          77          76
                                                  ======================  ======================
POWER GENERATION
Canadian operations                                      18           1          22           4
                                                  ======================  ======================

INTERNATIONAL
     PJP                                                  3           3           7           7
     Cantarell                                           (3)          3           3           5
     Sale of interest in EastCoast Power Project          -           8           -           8
     Other                                               (3)          -          (3)          -
                                                  ----------------------  ----------------------
                                                         (3)         14           7          20
                                                  ======================  ======================
SERVICES
     Energy Marketing  Engage Energy                     36           6          40           7
     Energy Marketing  Other                              -           7           -           6
                                                  ----------------------  ----------------------
                                                         36          13          40          13
     Union Energy                                         1           -           -          (4)
     Westcoast Capital                                   16           5          18           9
     Enlogix                                             (3)         (6)         (5)         (9)
     Sale of Companys interest in NGX                     -           -           5           4
                                                  ----------------------  ----------------------
                                                         50          12          58          13
                                                  ======================  ======================
OTHER
Corporate Financing  Preferred Dividends                (11)        (11)        (23)        (23)
Corporate Financing  Unallocated Interest               (10)         (6)        (18)        (11)
                                                  ----------------------  ----------------------
                                                        (21)        (17)        (41)        (34)
Other                                                    17           9          14          11
                                                  ----------------------  ----------------------
                                                         (4)         (8)        (27)        (23)
                                                  ======================  ======================
NET INCOME APPLICABLE TO COMMON SHARES                  103          70         234         188
                                                  ======================  ======================



                  Communications: Bob Foulkes (604) 488-8093 Investor Relations:
                                                    Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                 2001 Q2 Interim Report, Page 10

QUARTERLY RESULTS

                                                  Q1     Q2
2001 (DOLLAR/SHARE)
Earnings per common share                       $1.08  $0.84
Weather                                          0.06   0.02
                                                ------------
Weather normalized earnings per common share*   $1.14  $0.86
                                                ------------
                                                  Q1     Q2     Q3       Q3      ANNUAL
2000 (DOLLAR/SHARE)
Earnings per common share                       $1.03  $0.60  $ 0.20   $ 1.09   $  2.92
Weather                                          0.09   0.01   (0.01)   (0.05)     0.04
                                                ---------------------------------------
Weather normalized earnings per common share*   $1.12  $0.61  $ 0.19   $ 1.04   $  2.96
                                                ---------------------------------------

* The earnings applicable to the gas distribution companies have been adjusted to remove positive and negative weather variances.

PREFERRED SHARES
For the Six Months Ended June 30
                                                                2001    2000
(000)
8.08% Cumulative First Preferred Shares, Series 2              4,593   4,605
4.90% Cumulative Redeemable First Preferred Shares, Series 5   8,000   8,000
4.72% Cumulative Redeemable First Preferred Shares, Series 6   5,000   5,000
5.50% Cumulative First Preferred Shares, Series 7              6,000   6,000
5.60% Cumulative First Preferred Shares, Series 8              6,000   6,000
5.00% Cumulative Redeemable First Preferred Shares, Series 9   5,000   5,000
Options outstanding                                            5,211   5,234


STATISTICS
For the Six Months Ended June 30
                                                                2001    2000
THROUGHPUT (BCF)
British Columbia Pipeline Division                               336     343
Foothills Pipe Lines                                             598     599
Empire State Pipeline                                             62      58
Maritimes & Northeast Pipeline                                   183      97
Union Gas                                                        604     674
Other Distribution                                                34      43
                                                               --------------
                                                               1,817   1,814
                                                               --------------
AVERAGE RATE BASE ($MILLION)
British Columbia Pipeline and Field Services Divisions         2,283   2,283
Foothills Pipe Lines (proportionate share  Phase I  27%)         221     220
Empire State Pipeline **                                         228     113
Union Gas                                                      2,858   2,793
Other Distribution                                               632     623
                                                               --------------
                                                               6,222   6,032
                                                               --------------
DEGREE DAYS (% FROM NORMAL ***)
Union Gas                                                       (5.3)   (7.6)
Centra Gas BC                                                    3.6     5.1

** The 2000 figure represents the Company's proportionate share (50%) prior to the acquisition of the additional 50% in March 2001.

*** A degree day is a measure of the coldness of the weather experienced based on the extent to which the daily mean temperature falls below a reference temperature, usually 18 degrees Celsius. () indicates warmer weather than normal weather.


                  Communications: Bob Foulkes (604) 488-8093 Investor Relations:
                                                    Tom Merinsky  (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                 2001 Q2 Interim Report, Page 11


CONSOLIDATED STATEMENTS OF OPERATIONS
WESTCOAST ENERGY INC.
FOR THE PERIODS ENDED JUNE 30 ($million, except for share data)


                                                       Three Months Ended        Six Months Ended
                                                        2001         2000        2001        2000
                                                  ------------------------  ----------------------
Operating revenues                                     2,090        1,761      7,361        3,515
                                                  ------------------------  ----------------------

Operating expenses
   Cost of sales                                       1,498        1,256      6,126        2,403
   Operation and maintenance                             230          203        423          382
   Depreciation                                          110          108        218          218
   Taxes  other than income taxes                         42           35         85           76
                                                  ------------------------  ----------------------
                                                       1,880        1,602      6,852        3,079
                                                  ------------------------  ----------------------

Operating Income                                         210          159        509          436

Other income
   Equity earnings                                         6            9         10           18
   Foreign exchange gain (loss)                           (3)           -          1            -
   Allowance for funds used during construction            2            2          3            3
   Investment and other incomeOther expenses              17           32         41           67
                                                  ------------------------  ----------------------
                                                         232          202        564          524
                                                  ------------------------  ----------------------
Other expenses
   Interest                                              130          124        264          250
   Other                                                   5            3          8            7
                                                  ------------------------  ----------------------
                                                         135          127        272          257
                                                  ------------------------  ----------------------

Income before undernoted items                            97           75        292          267
                                                  ------------------------  ----------------------
Income taxes
   Current                                                25            2         70           61
   Deferred                                              (45)         (11)       (41)         (12)
                                                  ------------------------  ----------------------
                                                         (20)          (9)        29           49
                                                  ------------------------  ----------------------
                                                         117           84        263          218

Non-controlling interest                                   2            2          5            6
                                                  ------------------------  ----------------------

Net Income                                               115           82        258          212

Provision for dividends on preferred shares               12           12         24           24
                                                  ------------------------  ----------------------

Net income applicable to common shares                   103           70        234          188
                                                  ========================  ======================

Common shares  weighted average (million)                                        122          116

Per common share  basic                           $     0.84   $     0.60   $   1.92   $     1.63
Per common share  diluted                         $     0.80   $     0.51   $   1.87   $     1.54
Dividends per common share                        $     0.34   $     0.32   $   0.68   $     0.64

See accompanying notes



"signed Michael E.J. Phelps"                          "signed Arthur H. Willms"


Director                                               Director

CONSOLIDATED STATEMENTS OF CASH FLOW
WESTCOAST ENERGY INC.
FOR THE PERIODS ENDED JUNE 30 ($million, except for share data)


                                                          Three months ended       Six months ended
                                                           2001         2000       2001        2000
                                                       ------------------------  ----------------------
OPERATING ACTIVITIES
   Net income                                                 115           82        258          212
   Add (deduct) items to reconcile to net cash:
     Non-controlling interest                                   2            2          5            6
     Deferred income taxes                                    (45)         (11)       (41)         (12)
     Depreciation and amortization                            111          108        221          221
     Net assets from price risk management activities         (32)          (6)        10           (7)
     Equity earnings                                           (6)          (9)       (10)         (18)
     Dividends received                                        16            -         16
     Other                                                      9          (15)         -          (24)
                                                       ------------------------  ----------------------
   Operating cash flow                                        170          151        459          378
   Non-cash working capital changes                           223           38          2          165
                                                       ------------------------  ----------------------
                                                              393          189        461          543
                                                       ------------------------  ----------------------
Investing activities
   Additions to fixed assets
     Transmission & Field Services                            (82)         (36)      (121)         (78)
     Gas Distribution                                         (64)         (52)       (94)         (83)
     Power Generation                                         (11)         (33)       (33)        (105)
     International                                            (15)         (33)       (22)         (49)
     Services                                                 (22)         (10)       (30)         (21)
     Other                                                      -            -          -           (1)
                                                       ------------------------  ----------------------
                                                             (194)        (164)      (300)        (337)

   Acquisitions                                                 2            -       (116)           -
   Dispositions                                               221           18        236           57
   Investments and other                                      (12)        (109)       (23)        (224)
                                                       ------------------------  ----------------------
   Net cash provided (used) by investing activities            17         (255)      (203)        (504)
                                                       ------------------------  ----------------------
Financing activities
   Decrease in bank indebtedness                             (452)         (83)      (467)        (178)
   Long term debt additions                                   261          210        464          396
   Long term debt repayments                                  (70)         (21)       (94)        (181)
   Common shares issued                                        18           12         40           24
   Dividends paid                                             (54)         (49)      (107)         (98)
   Dividends paid to non-controlling interest                  (1)          (3)        (3)          (5)
                                                       ------------------------  ----------------------
   Net cash provided (used) by financing activities          (298)          66       (167)         (42)
                                                       ------------------------  ----------------------
Increase (decrease) in cash and short term                    112            -         91           (3)
investments during the period
Cash and short term investments, beginning of period          163           98        184          101
                                                       ------------------------  ----------------------
Cash and short term investments, end of period                275           98        275           98
                                                       ========================  ======================

Operating cash flow per common share                   $     1.39   $     1.31   $   3.76   $     3.27

See accompanying notes


CONSOLIDATED BALANCE SHEETS
WESTCOAST ENERGY INC.
($ million)
                                                                June 30  December 31  June 30
                                                                 2001       2000       2000
                                                               ------------------------------
ASSETS

Current assets
  Cash and short term investments                                   275          184       98
  Accounts receivable                                             1,174        1,433      799
  Deferred income taxes                                              12           15       22
  Assets from price risk management activities                    1,333        1,340      350
  Inventory                                                         586          554      373
  Prepayments                                                        21           20       27
                                                               ------------------------------
                                                                  3,401        3,546    1,669
                                                               ------------------------------
Investments                                                         968          970      703
                                                               ------------------------------
Deferred income taxes                                               314          306      249
                                                               ------------------------------
Assets from price risk management activities                        558          561      353
                                                               ------------------------------
Fixed assets
  Plant, property and equipment                                  12,729       12,589   12,760
  Less accumulated depreciation                                   3,414        3,222    3,229
                                                               ------------------------------
                                                                  9,315        9,367    9,531
                                                               ------------------------------
Deferred charges and other assets                                   369          377      364
                                                               ------------------------------
                                                                 14,925       15,127   12,869
                                                               ==============================
LIABILITIES

Current liabilities
  Bank indebtedness                                                 367          834      601
  Accounts payable and accrued liabilities                        1,153        1,413      865
  Income and other taxes payable                                     93           66       55
  Deferred income taxes                                              38           35       12
  Liabilities from price risk management activities               1,225        1,223      358
  Interest on debt                                                   95           89       93
  Long term debt due within one year                                331          209      190
                                                               ------------------------------
                                                                  3,302        3,869    2,174
                                                               ------------------------------
Liabilities from price risk management activities                   603          612      315
                                                               ------------------------------
Long term debt                                                    6,290        5,971    5,918
                                                               ------------------------------
Deferred income taxes                                               795          880      904
                                                               ------------------------------
Non-controlling interest
  Preferred                                                         130          130      130
  Common                                                             40           36       36
                                                               ------------------------------
                                                                    170          166      166
                                                               ------------------------------
PREFERRED SHAREHOLDERS EQUITY
Preferred stock                                                     865          865      865
                                                               ------------------------------
COMMON SHAREHOLDERS EQUITY
 Common stock:                Jun 30 2001  122,814,281 shares
                             (Dec 31 2000  121,443,366 shares)
                             (Jun 30 2000  115,907,394 shares)    1,983        1,944    1,779
Cumulative translation adjustment                                    28           17       11
Retained earnings                                                   889          803      737
                                                               ------------------------------
                                                                  2,900        2,764    2,527
                                                               ------------------------------
                                                                 14,925       15,127   12,869
                                                               ==============================

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
WESTCOAST ENERGY INC.
FOR THE PERIODS ENDED JUNE 30 ($million)

                                                     2001   2000
                                                    ------------
Retained earnings, beginning of period               803    641
Net income                                           258    212
Change in accounting for income taxes                  -    (18)
Change in accounting for project development costs   (65)     -
                                                    ------------
                                                     996    835
Dividends
  Common shares                                       83     74
  Preferred shares                                    24     24
                                                    ------------
                                                     107     98
                                                    ------------
Retained earnings, end of period                     889    737
                                                    ============

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2001

1. ACCOUNTING POLICIES

Accounting Principles
The Company prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles except that the disclosures do not conform in all respects to the requirements for annual consolidated financial statements. These interim consolidated financial statements, which are unaudited, should be read in conjunction with the most recent annual consolidated financial statements and have been prepared from the records of the Company.
     Earnings for the interim periods may not be indicative of results for the fiscal year due to weather variations and other factors.
     The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the following changes in accounting policies:

Earnings Per Share
Effective January 1, 2001, the Company adopted, on a retroactive basis, the new recommendations of The Canadian Institute of Chartered Accountants with respect to the presentation and computation of earnings per share. The new recommendations require the presentation of basic and diluted earnings per share figures for net income on the Statements of Operations. The treasury stock method is to be used for determining the dilutive effect of warrants and options. The comparative interim Consolidated Financial Statements and Notes to the interim Consolidated Financial Statements have been restated to conform to the 2001 presentation. For the six months ended June 30, 2001 and 2000, application of the new recommendations increased the diluted earnings per share figure by $0.02.

Project Development Costs
Effective January 1, 2001, the Company changed its accounting policy with respect to accounting for pre-operating costs. This accounting policy change has been applied on a cumulative retroactive basis without restatement of individual prior periods as the effect of the accounting policy change is not reasonably determinable for individual prior periods. The effect of adopting the new accounting policy on retained earnings as at January 1, 2001 is as follows:

--------------------------------------------------------------------------------
($ million)                                                                2001


Fixed assets                                                                (77)
Investments                                                                  (7)
Deferred charges                                                            (20)
Deferred income tax liabilities - long term                                  39
                                                                           -----
Retained earnings                                                           (65)
                                                                           =====

Under the new accounting policy, pre-operating costs are expensed as incurred. Prior to the adoption of the new accounting policy, pre-operating costs incurred for development projects which benefited future periods were deferred and amortized on a straight-line basis over the expected period of benefit upon commencement of operations. For the six month periods ended June 30, 2001, application of the new accounting policy did not have a material impact on pre-tax income.

2. DISPOSITION

In 2001, the Company sold its 49% interest in NGX Canada Inc. for cash of $10 million, resulting in a pre-tax gain of $7 million.

3. ACQUISITION

During 2001, the Company purchased, from its partner, an additional 50% interest in the Empire State Pipeline, increasing its interest to 100%, for cash of $118 million. The costs of acquiring the Company's additional interest in the Empire State Pipeline exceed the equivalent proportion of the acquired net assets by $43 million. The acquisition has been accounted for by the purchase method as follows:

--------------------------------------------------------------------------------
June 30 ($million)                                                         2001
                                                                           -----
Fixed assets                                                                129
Working capital                                                               1
Deferred charges                                                             43
Assumption of long term debt                                                (51)
                                                                           -----
Cash purchase price                                                         122
                                                                           =====

4. EARNINGS AND OPERATING CASH FLOW PER COMMON SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using an adjusted average number of common shares outstanding during the period and an adjusted net income applicable to common shares, which reflect the potential exercise of share purchase options and the conversion of preferred shares.

--------------------------------------------------------------------------------

For the six month period ended June 30                                      2001   2000
Net income applicable to common shares ($million)                             234    188
Effect of dilutive securities
  Convertible preferred shares
   Westcoast Energy Inc. Preferred Shares, Series 5                            10     10
   Westcoast Energy Inc. Preferred Shares, Series 6                             6      6
   Westcoast Energy Inc. Preferred Shares, Series 9                             6      6
   UEI Holdings Inc. Series 2                                                   1      1
                                                                           -------------
Net income applicable to common shares and assumed conversions ($million)     257    211
                                                                           =============
Basic weighted average shares for the period (million)                        122    116
Effect of dilutive securities
  Convertible preferred shares
   Westcoast Energy Inc. Preferred Shares, Series 5                             6      9
   Westcoast Energy Inc. Preferred Shares, Series 6                             4      5
   Westcoast Energy Inc. Preferred Shares, Series 9                             4      5
   UEI Holdings Inc. Series 2                                                   -      1
  Options                                                                       1      1
                                                                           -------------
Diluted weighted average shares for the period (million)                      137    137
                                                                           =============
Earnings per common share - basic                                          $ 1.92  $1.63
                          - diluted                                        $ 1.87  $1.54

4,592,687 (2000 - 4,604,587) preferred shares, Series 2, convertible into common shares at the ratio determined by dividing $25.00 by the greater of $1.00 and 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first 6 months of 2001 and 2000. These preferred shares were not included in the computation of diluted earnings per share for the six months ended June 30, 2001 and 2000 because the Series 2 preferred shares did not have a dilutive effect on either of the periods.

8,000,000, 5,000,000 and 5,000,000 preferred shares, Series 5, 6 and 9, respectively, convertible into common shares at the ratio determined by dividing $25.00 together with accrued and unpaid dividends by the greater of $3.00 or 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first 6 months of 2001 and 2000. These preferred shares were included in the computation of diluted earnings per share for the six months ended June 30, 2001 and 2000 because the UEI Holdings Series 2 preferred shares did have a dilutive effect on the periods ended June 30, 2001 and 2000.

20 UEI Holdings Inc. preferred shares, Series 2, convertible into common shares at the ratio determined by dividing $1,000,000 together with accrued and unpaid dividends by 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first six months of 2001 and 2000. These preferred shares were included in the computation of diluted earnings per share for the six months ended June 30, 2001 and 2000 because the UEI Holdings Series 2 preferred shares did have a dilutive effect on the periods ended June 30, 2001 and 2000.

Operating cash flow per common share is also calculated using the weighted average number of common shares outstanding during the period applied to cash flow from operating activities before adjusting for non-cash working capital changes. Diluted operating cash flow per common share is calculated using the adjusted average number of common shares outstanding during the period.

--------------------------------------------------------------------------------

For the six month period ended June 30            2001   2000
Operating cash flow per common share - basic     $3.76  $3.27
                                     - diluted   $3.52  $2.93

5. SUBSEQUENT EVENTS

(a)  The Company filed an application in 1999 with the Ontario Energy Board
     (OEB) for an order approving rates for the year 2000 and thereafter in accordance with a Performance-Based Regulation (PBR) mechanism. The application also sought an order from the OEB approving the unbundling of certain rates charged for the sale, distribution, transportation and storage of natural gas. The Company's reported revenue before the decision included an assumption for cost pass-through and other items based on previous regulatory practice. The decision by the OEB, which established delivery rates for the year 2000 and approved a trial three-year PBR plan for the years 2001-2003, has been rendered on July 23, 2001. The interim consolidated financial statements at June 30, 2001 and for the periods of three and six months then ended have not been materially impacted by this decision.

(b) In May 2001, the Company entered into a letter of intent to sell its 100% interest in the Island Cogeneration Project and its 50% interest in the Whitby Cogeneration Plant for cash of $392 million. The Company expects to record a gain, after taxes and other costs, of approximately $70 million subject to certain adjustments. The transaction is expected to close in the third quarter of 2001 and is subject to third party consents and regulatory approvals

6. SEGMENTED INFORMATION


----------------------------------------------------------------------------------------------------------------------------------
($million, except for share data)
For the three months ended            Transmission            Gas               Power
June 30                             & Field Services      Distribution        Generation       International         Services
                                     2001      2000      2001      2000     2001     2000      2001     2000      2001      2000
                                   -----------------------------------------------------------------------------------------------
Total revenues                         227       204       433       324        61       26       52        22    1,382     1,354
Inter segment revenues                   3        (1)       (3)       (2)        -        -        -         -      (65)     (168)
                                   -----------------------------------------------------------------------------------------------
Operating revenues                     230       203       430       322        61       26       52        22    1,317     1,186
                                   ===============================================================================================
Net income (loss)                       49        46        (6)        5        18        1       (3)       14       50        12
                                   ===============================================================================================
Net income (loss) applicable
to common shares                        48        46        (6)        5        18        1       (3)       14       50        12
                                   ===============================================================================================
Per common share - basic           $  0.39   $  0.40   $ (0.05)  $  0.04   $  0.15  $  0.00  $ (0.03)  $  0.13  $  0.41   $  0.10
                                   ===============================================================================================
Operating cash flow                     95        77        33        45        29        6       16        10       28        28
                                   ===============================================================================================
Operating cash flow per
common share                       $  0.77   $  0.66   $  0.27   $  0.38   $  0.24  $  0.05  $  0.13   $  0.09  $  0.23   $  0.25
                                   ===============================================================================================
Total assets                         4,779     4,437     5,254     4,820       616      526      950       883    2,946     1,903
                                   ===============================================================================================

                                          Other                Total
                                     2001      2000       2001      2000
                                   ---------------------------------------
Total revenues                           -          2     2,155     1,932
Inter segment revenues                   -          -       (65)     (171)
                                   ---------------------------------------
Operating revenues                       -    2 2,090     1,761
                                   =======================================
Net income (loss)                        7          4       115        82
                                   =======================================
Net income (loss) applicable
to common shares                        (4)        (8)      103        70
                                   =======================================
Per common share - basic           $ (0.03)  $  (0.07)  $  0.84   $  0.60
                                   =======================================
Operating cash flow                    (31)       (15)      170       151
                                   =======================================
Operating cash flow per
common share                       $ (0.25)  $  (0.12)  $  1.39   $  1.31
                                   =======================================
Total assets                           380        300    14,925    12,869
                                   =======================================

----------------------------------------------------------------------------------------------------------------------------------
($ million, except for share data)
For the six months ended
                                      Transmission            Gas               Power
June 30                             & Field Services      Distribution        Generation       International         Services
                                     2001      2000      2001      2000     2001     2000      2001     2000      2001      2000
                                   -----------------------------------------------------------------------------------------------
Total revenues                         451       406     1,200       970       100       60       98        38    5,930     2,354
Inter segment revenues                  (2)       (2)       (6)       (4)        -        -        -         -     (411)     (310)
                                   -----------------------------------------------------------------------------------------------
Operating revenues                     449       404     1,194       966       100       60       98        38    5,519     2,044
                                   ===============================================================================================
Net income (loss)                       98        98        77        76        22        4        7        20       58        13
                                   ===============================================================================================
Net income (loss) applicable
to common shares                        97        98        77        76        22        4        7        20       58        13
                                   ===============================================================================================
Per common share - basic           $  0.79   $  0.85   $  0.63   $  0.66   $  0.18  $  0.03  $  0.06   $  0.18  $  0.48   $  0.11
                                   ===============================================================================================
Operating cash flow                    179       155       175       168        33       14       36        22       66        40
                                   ===============================================================================================
Operating cash flow per
common share                       $  1.46   $  1.34   $  1.43   $  1.45   $  0.27  $  0.12  $  0.30   $  0.19  $  0.54   $  0.35
                                   ===============================================================================================
Total assets                         4,779     4,437     5,254     4,820       616      526      950       883    2,946     1,903
                                   ===============================================================================================


--------------------------------------------------------------------------
($million, except for share data)
For the six months ended
June 30                                   Other                Total
                                     2001      2000       2001      2000
                                   ---------------------------------------
Total revenues                           1          3     7,780     3,831
Inter segment revenues                   -          -      (419)     (316)
                                   ---------------------------------------
Operating revenues                       1          3     7,361     3,515
                                   =======================================
Net income (loss)                       (4)         1       258       212
                                   =======================================
Net income (loss) applicable
to common shares                       (27)       (23)      234       188
                                   =======================================
Per common share - basic           $ (0.22)  $  (0.20)  $  1.92   $  1.63
                                   =======================================
Operating cash flow                    (30)       (21)      459       378
                                   =======================================
Operating cash flow per
common share                       $ (0.24)  $  (0.18)  $  3.76   $  3.27
                                   =======================================
Total assets                           380        300    14,925    12,869
                                   =======================================


INVESTOR INFORMATION

Stock Symbols

Common Shares
In Canada - W
In the United States - WE

Preferred Shares

8.08% First Preferred, Series 2 - W.PR.D
4.90% First Preferred, Series 5 - W.PR.F
4.72% First Preferred, Series 6 - W.PR.G
5.50% First Preferred, Series 7 - W.PR.H
5.60% First Preferred, Series 8 - W.PR.J
5.00% First Preferred, Series 9 - W.PR.K

Dividend Reinvestment and Share Purchase Plan

Westcoast Energy's Dividend Reinvestment and Share Purchase Plan provides registered holders of Westcoast Energy common shares and convertible preferred shares with two convenient and economic ways to increase their holdings in the Company. Registered shareholders may elect to reinvest the cash dividends paid on all or some of their common and convertible preferred shares in additional common shares of the Company, and are also entitled to make optional cash purchases of common shares through the Plan in amounts from $50 to $5,000 per calendar quarter. The Plan allows participants to acquire new common shares through the reinvestment of dividends at 95% of the average market price as defined in the Plan. Optional cash purchases are made at the average market price. Participants do not pay any brokerage commissions or other fees on the reinvestment of dividends or the optional cash purchase of new shares through the Plan. All notices and enquiries relating to the Plan should be addressed to the Computershare Trust Company at:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone:      (604) 661-0222
Facsimile:      (604) 683-3694
Toll Free:      (888) 661-5566
Internet:       www.computershare.com
Email:          caregistryinfo@computershare.com

Further Information

Shareholders or others wishing to obtain copies of Interim Reports, the 2000 Annual Report, the 2001 Annual Information Form, and other corporate documents should contact the Company either by letter, addressed to the attention of the Corporate Secretary, or by telephone at (604) 488-8000.

Portfolio managers, investment analysts, and other investors requesting financial information respecting the Company should contact:
Thomas M. Merinsky
Director, Investor Relations
(604) 488-8021

All other enquiries by media, the general public, and others respecting the Company should be directed to:
Robert R. Foulkes
Vice President, Corporate Communications
(604) 488-8093


                  Communications: Bob Foulkes (604) 488-8093 Investor Relations:
                                                     Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                 2001 Q2 Interim Report, Page 20

[GRAPHIC OMITTED]
WESTCOAST
ENERGY
                                                               Q1 INTERIM REPORT
--------------------------------------------------------------------------------
April 25, 2001                                 Three Months Ended March 31, 2001

Management's  Discussion  &  Analysis

This discussion and analysis of the Company should be read in conjunction with the interim consolidated financial statements and accompanying notes. The results reported herein have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars unless otherwise indicated. For additional information relative to operations and financial position, reference is made to the Company's Annual Report for the fiscal year ended December 31, 2000.

FIRST  QUARTER  RESULTS

CONSOLIDATED  OPERATIONS

Net income applicable to common shares was $131 million for the first three months of 2001, compared with $118 million for the same period in 2000.

Earnings per common share were $1.08 for the first three months of 2001, compared with $1.03 for the same period in 2000.

Excluding the impact of weather, earnings per common share were $1.14 for the first three months of 2001 compared with $1.12 for the same period in 2000.

Results for the first quarter 2001 from the Transmission & Field Services segment reflect a strong performance by the British Columbia Pipeline and Field Services divisions and Maritimes & Northeast Pipeline, but were negatively impacted by the Alliance and Vector pipelines merchant capacity losses and losses from the Aux Sable Liquids Facility. The Gas Distribution segment results for the first three months of 2001 were favourably impacted by colder weather compared with the same period in 2000 and continued growth in the number of natural gas distribution customers. The Power Generation segment continued to benefit from the resale of gas at certain cogeneration plants, and the International segment reflected the recovery of deferred income taxes and contribution from the Cantarell Nitrogen Facilities, which phased in operations during the second half of 2000. The increase in the first quarter 2001 results compared with the same period in 2000 from the Services segment is primarily the result of continued good performance by Engage Energy and a significant improvement at Union Energy.

Consolidated operating cash flow before non-cash working capital changes was $289 million for the first three months of 2001, compared with $227 million for the same period in 2000. Consolidated operating cash flow after non-cash working capital changes in the first quarter of 2001 was negatively impacted by increased natural gas prices which resulted in increased inventory and accounts receivable balances.

TRANSMISSION  &  FIELD  SERVICES

The contribution to net income applicable to common shares from the Transmission & Field Services segment for the first three months of 2001 was $49 million, compared with $52 million for the same period in 2000.

Higher contributions were realized in the first quarter 2001 from the British Columbia Pipeline and Field Services divisions and Maritimes and Northeast Pipeline as a result of higher short term firm and interruptible service revenues, and from Alliance Pipeline which began operations in late 2000. These


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 1
improvements, however, were offset by merchant capacity losses from the Alliance and Vector pipelines and operating losses from the Aux Sable Liquids Facility.

BRITISH COLUMBIA PIPELINE AND FIELD SERVICES DIVISIONS

The contribution to net income applicable to common shares from the British Columbia Pipeline and Field Services divisions for the first three months of 2001 was $34 million, compared with $32 million for the same period in 2000.

The increase in earnings in the first quarter of 2001 is primarily due to higher short term firm service and interruptible service revenues, which were partially offset by higher operating and maintenance expenses and lower contract demand revenues. The increase in interruptible and short term firm service is indicative of the strong demand for gas in the growing markets served by the BC Mainline.

In response to the strong and growing demand for transportation, the Company recently announced open seasons for the expansions of its Southern Mainline and Alberta-based facilities, targeting a November 2003 in-service date. The proposed mainline expansions will depend on overall customer interest and require National Energy Board (NEB) approval.

The provision of the additional transportation service on the Westcoast system will play an important role in alleviating the existing pipeline infrastructure constraints in the BC Lower Mainland and the Pacific Northwest by providing enhanced access to BC, Alberta and Northwest Territories gas supplies.

Strong natural gas prices have also elicited a solid supply response from the producing regions in northeast BC, northwest Alberta and the southern Northwest Territories. In particular, the supply additions from the Fort Nelson area have reached record levels. Additionally, Westcoast's proposed Pine River acid gas injection project will allow additional natural gas supplies from the Grizzly Valley area to reach the market and will, at the same time, reinject 130,000 tonnes per year of carbon dioxide.

EMPIRE  STATE  PIPELINE

The contribution to net income applicable to common shares from Empire State Pipeline for the first three months of 2001 was $2 million, equal to the 2000 earnings for the same period.

In late March 2001, the Company finalized the acquisition of the balance of the Empire State Pipeline, increasing its ownership from 50% to 100%, for a purchase price of US$75 million.

MARITIMES & NORTHEAST PIPELINE (M&NP)

The Company's share of M&NP net earnings was $7 million for the first three months of 2001, compared with $5 million for the same period in 2000. Higher earnings were the result of increased interruptible service revenues, reflecting the continued strength in the U.S. markets. Demand for natural gas is increasing in the Northeast United States due to new, efficient, gas-fired power plants recently completed in that area and continued growth in residential consumption.

In March 2001, M&NP filed an application with the NEB with respect to the Canadian portion of the pipeline for rates for the period beginning October 1, 2000. Currently, M&NP is involved in negotiations with its customers in an attempt to settle rate issues outside of the hearing process.

In March, M&NP received NEB approval for construction of a pressure reducing station for the Point Tupper Lateral. The Point Tupper Lateral is expected to begin service in the second quarter of 2001. M&NP is also continuing with the construction of facilities to connect its system to that of local distributors in New Brunswick and Nova Scotia.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 2

ALLIANCE PIPELINE (ALLIANCE) AND VECTOR PIPELINE (VECTOr)

Equity earnings related to the investment in Alliance were $11 million for the first three months of 2001 compared with $8 million for the same period in 2000. These earnings were partially offset by Alliance merchant capacity losses which totalled $2 million for the first quarter of 2001. The first quarter 2001 results for Alliance reflect operating earnings as the pipeline commenced operations in December 2000, and the equity earnings for the comparative period in 2000 were from the recording of Allowance for Funds Used During Construction (AFUDC).

The Company's equity earnings in Vector were minimal for the first three months of 2001, compared with earnings of $2 million for the same period in the prior year from the recording of AFUDC prior to commencement of operations in December 2000. The first quarter results in 2001 reflect higher depreciation as a result of cost overruns. In addition, Vector merchant capacity losses totalled $2 million for the first quarter of 2001.

As part of the acquisition of its ownership interests in the Alliance and Vector pipelines, the Company assumed a long-term capacity commitment for 66 million cubic feet per day (MMcf/d) and 160 MMcf/d on the Alliance and Vector pipelines, respectively. In addition, the Company owns a 23.6% interest in Alliance Canada Marketing Ltd. and Cordeca Corporation which together have a 76 MMcf/d capacity commitment on the Alliance Pipeline. The Company's capacity commitments on Alliance and Vector are currently expected to cost more than the market value of the transportation in the near term and therefore are expected to generate losses until an incremental gas supply response from the Western Canadian Sedimentary Basin is experienced.

AUX SABLE LIQUIDS FACILITY (AUX SABLE)

The Company's interest in Aux Sable generated a net loss of $3 million for the first three months of 2001, reflecting the commencement of operations in December 2000 and the continuing unfavourable differential between natural gas and natural gas liquids prices. The Company's share of the operating losses were offset partially by commodity hedges.

GAS DISTRIBUTION

The contribution to net income applicable to common shares from the Gas Distribution segment for the first three months of 2001 was $83 million, compared with $71 million in 2000.

The increase in earnings is primarily related to colder weather in the first quarter of 2001 compared with the same period in 2000 and continued growth in the number of natural gas distribution customers.

UNION GAS

The contribution to net income applicable to common shares from Union Gas for the first three months of 2001 was $79 million, compared with $67 million for the same period in 2000.

Union Gas had a good first quarter 2001. The improved results are primarily related to customer growth and colder weather. This increase was partially offset by lower average customer use caused by high gas prices. Union Gas is able to pass through natural gas costs to the customer. While colder than the first quarter of 2000, weather was again warmer than normal in the first quarter of 2001, which adversely impacted the results. Weather reduced earnings by $7 million ($0.06 per common share) and $10 million ($0.09 per common share) in the first quarter of 2001 and 2000, respectively.

The OEB held a hearing on the application made by Union Gas for a performance-based regulation method of setting rates during the second and third quarters of 2000. A decision is currently expected from the OEB in the second quarter of 2001.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 3

POWER GENERATION

The contribution to net income applicable to common shares from the Power Generation segment for the first three months of 2001 was $4 million, compared with $3 million in 2000.

The increase in earnings in the first quarter of 2001 is primarily due to revenue from the resale of gas at the Lake Superior Cogeneration Plant and higher steam and electricity sales at the Fort Frances Cogeneration Plant.

The Company is continuing to negotiate the sale of certain power generation assets and the outcome of these negotiations is uncertain. In the interim, strong market conditions have resulted in the continued good operating performance of these assets.

ISLAND COGENERATION PROJECT (ICP)

The engineering, procurement and construction (EPC) contractor and turbine supplier for ICP has advised that required design changes to the turbine and difficulties with plant commissioning have delayed the start-up of the project. As well, distillate firing capability, intended to be available at start-up, will be further delayed but will not prevent interim operations on natural gas. Current contractual arrangements require the EPC contractor to make certain payments as a result of these delays and the expected reduction in plant output and efficiency. Agreement in principle has been reached with the EPC contractor regarding amendments to the existing contractual arrangements, which would facilitate the interim operation of the plant until such time as substantial completion can be achieved. It is anticipated that interim operations will begin in the second quarter of 2001.

BAYSIDE POWER PROJECT (BAYSIDE)

This 75%-owned project is now scheduled for a commercial in-service date in the third quarter of 2001 due to ongoing project execution challenges faced by the EPC contractor and turbine supplier for the project. Current contractual arrangements require the EPC contractor to make certain payments as a result of these delays.

FREDERICKSON POWER PROJECT

The Company and its partner have given notice to the EPC contractor to proceed with construction of the 249-megawatt project, in which the Company has a 60% interest. The Company anticipates that the project will begin operations in mid-2002.

Power purchase agreements have been completed with three public utility districts in Washington State for approximately 50% of the output from the plant. The power purchase agreements place responsibility for gas costs with the public utility districts. The balance of the power produced will be sold on a merchant basis.

INTERNATIONAL

The contribution to net income applicable to common shares from the International segment for the first three months of 2001 was $10 million compared with $6 million for the same period in 2000.

The increase in earnings is due to the phased-in operations of the Cantarell Nitrogen Facilities during the second half of 2000, the recovery of deferred income taxes and the strengthening of the U.S. dollar.

CANTARELL NITROGEN FACILITIES

The Cantarell plant is in operation and is currently delivering to Pemex Exploracion y Produccion (PEP) volumes close to the design capacity of 1,200 million cubic feet of nitrogen production per day.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 4

Revenue from operations in the first quarter of 2001 was impacted by repairs to the air compressors and nitrogen compressors on the four air separation units. Repairs to the cooling water system and replacement of certain of its components are currently underway to eliminate the corrosion and erosion of the cooling tubes due to the periodic intake of excessive suspended solids. Completion of the repairs is expected by the fourth quarter of this year. Financial completion is required by March 2, 2002.

In the fourth quarter, the Company will be required to purchase an additional 10% in the facilities from ICA Fluor Daniel for an estimated purchase price of approximately US$35 million.

CAMPECHE NATURAL GAS COMPRESSION SERVICES PROJECT (CAMPECHE)

The project is being commissioned and is expected to be in full service in the second quarter of 2001. Further extensions to the contractual in-service date are being negotiated with PEP.

SERVICES

The contribution to net income applicable to common shares from the Services segment for the first three months of 2001 was $8 million, compared with $1 million for the same period in 2000.

The increase in earnings is primarily due to continued good performance by Engage Energy and a significant improvement at Union Energy, as well as the sale of the Company's remaining 49% interest in NGX, which resulted in an after-tax gain of $5 million. First quarter 2000 results reflected the sale of the initial 51% of the Company's interest in NGX, which resulted in an after-tax gain of $4 million and also included the gain related to the early buyout of a gas transportation agreement in the Westcoast Capital contribution.

ENGAGE ENERGY

Engage Energy experienced a strong first quarter in 2001. The contribution to net income applicable to common shares from Engage Energy for the first three months of 2001 was $4 million, compared with $1 million for the same period in 2000. Strong gas origination and trading results contributed to the increase in the mark-to-market margin.

UNION ENERGY

Union Energy incurred a net loss applicable to common shares of $1 million for the first three months of 2001, compared with a net loss of $4 million for the same period in 2000. Higher contribution from consumer markets as a result of rental price increases in the prior year contributed to the increase quarter over quarter. The earnings have a seasonal pattern as merchandise sales and service revenues are very weather dependent, peaking in early summer and fall.

WESTCOAST CAPITAL CORPORATION

The contribution to net income applicable to common shares from Westcoast Capital for the first three months of 2001 was $2 million compared with $4 million for the same period in 2000.

The higher earnings in 2000 were primarily due to additional income received from the early buyout of a gas transportation agreement in the first quarter of 2000.

ENLOGIX

The Enlogix Group incurred a net loss applicable to common shares of $2 million for the first three months of 2001, compared with a net loss of $3 million for the same period in 2000. The reduced loss reflects revenue growth and the implementation of cost savings programs. Enlogix provides billing and


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 5
customer information services to the energy and utility sectors, providing 13 clients with billing services for their approximately 3 million customers.

In December 2000, Enlogix completed a multi-year applications development agreement along with a comprehensive new marketing and sales agreement with SCT Utility Systems, Inc. (SCT). Enlogix customer information service is based on SCT's billing software to which Enlogix has exclusive Canadian rights for 5 years and perpetual non-exclusive application service provider rights in North America.

NGX

In January 2001, the Company exercised its option to sell its remaining 49% interest in NGX to OM Gruppen, effective January 1, 2001. The transaction resulted in an after-tax gain of $5 million in the first quarter of 2001. The Company sold the initial 51% interest in NGX in the first quarter of 2000 for an after-tax gain of $4 million.

OTHER

The net costs applicable to other activities, including corporate expenses, business development expenditures and corporate financing expenses were $23 million for the first three months of 2001, compared with $15 million for the same period in 2000.

Included in this balance are corporate financing expenses, which include preferred share dividends of $12 million for the first three months of 2001 and 2000. Unallocated interest amounted to $8 million for the first three months of 2001, relating to approximately $720 million in debt, compared with $5 million for the first three months of 2000, relating to $1,130 million in debt. The increase in net costs in the first quarter of 2001 compared with the same period in 2000 is primarily the result of higher financing costs due to increased funding requirements for certain projects.

Effective January 1, 2001, the Company changed its accounting policy with respect to accounting for pre-operating project development costs. Under the new accounting policy, pre-operating project development costs are expensed as incurred. Prior to the adoption of the new accounting policy, pre-operating costs incurred for development projects which benefited future periods were deferred and amortized on a straight-line basis over the expected period of benefit upon commencement of operations.

This accounting policy change has been applied retroactively without restatement of prior periods. As of January 1, 2001, the effect of adopting the new accounting policy was to decrease deferred charges by $20 million, decrease fixed assets by $77 million, decrease investments by $7 million, decrease deferred income tax liabilities by $39 million and decrease opening retained earnings by $65 million.

BUSINESS DEVELOPMENT

Millennium Pipeline Projects
The Millennium Pipeline Project partners continue to pursue the Canadian and U.S. regulatory approvals and long term market commitments required to advance the project.

LIQUIDITY AND CAPITAL RESOURCES

CASH GENERATED FROM OPERATIONS
Cash generated from operations after non-cash working capital changes was $68 million for the three months ended March 31, 2001, compared with $354 million for the same period in 2000. High natural gas prices had a negative impact on the Company's cash flow in the first quarter of 2001 as a result of increased working capital requirements to carry higher priced inventory and higher accounts receivable.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 6

INVESTING ACTIVITIES
The majority of capital spending in the first quarter of 2001 is related to the British Columbia Pipeline & Field Services divisions, Union Gas and the Bayside and Frederickson power projects. Capital spending in the first quarter of 2000 was primarily related to Alliance, Vector and Aux Sable, in addition to Bayside and ICP.

Acquisitions in the first quarter of 2001 reflect the purchase of the additional 50% interest in the Empire State Pipeline for a purchase price of US$75 million. Investing activities in the first quarter of 2001 and 2000 also reflect cash provided by the disposition of the Company's interest in NGX.

FINANCING ACTIVITIES
In March 2001, the Company raised $200 million from the issue of 7.15% Medium Term Note Debentures, Series 8, maturing in 2031. In January 2000, the Company issued $150 million of 7.20% Medium Term Note Debentures, Series 7, maturing in 2010.

The Company issues common shares through its Dividend Reinvestment and Share Purchase Plan. Common shares issued under the Plan increased common stock by $14 million in the first quarter of 2001, compared with $12 million in the same period in 2000. The Company also issued shares on exercise of options in the first quarter of 2001, which increased common stock by $8 million.

DIVIDEND

On April 25, 2001, the Board of Directors declared a quarterly dividend of 34 cents per common share, payable on June 30, 2001 to shareholders of record at the close of business on June 8, 2001.

Forward Looking Information
The information in this news release contains forward-looking statements with respect to Westcoast Energy Inc., its subsidiaries or affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, the ability of the Company to successfully implement the initiatives and projects referred to in this news release, natural gas prices, availability of capital, changes in the regulatory environment in which the Company's regulated entities operate (including changes in allowed rates of return), and changes in, or failure to comply with, the laws and government regulations applicable to the Company.




                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 7

SEGMENTED  INFORMATION

                                               Three Months Ended
                                               March 31 ($million)
                                                2001        2000
                                             ----------------------
TRANSMISSION & FIELD SERVICES
  BC Pipeline and Field Services Divisions          34          32
  Non-NEB Regulated Field Services                  (1)          -
  Empire State Pipeline                              2           2
  Foothills Pipe Lines                               2           2
  Maritimes & Northeast Pipeline                     7           5
  Alliance Pipeline                                  9           8
  Aux Sable                                         (3)          -
  Vector Pipeline                                   (2)          2
  Other                                              1           1
                                             ----------------------
                                                    49          52
                                             ======================

GAS DISTRIBUTION
  Union Gas                                         79          67
  Centra Gas British Columbia                        3           3
  Pacific Northern Gas                               1           1
  Other                                              -           -
                                             ----------------------
                                                    83          71
                                             ======================

POWER GENERATION
  Canadian operations                                4           3
                                             ======================

INTERNATIONAL
  PJP                                                4           4
  Cantarell                                          6           2
  Other                                              -           -
                                             ----------------------
                                                    10           6
                                             ======================

SERVICES
  Energy Marketing  Engage Energy                    4           1
  Energy Marketing  Other                            -          (1)
                                             ----------------------
                                                     4           -
  Union Energy                                      (1)         (4)
  Westcoast Capital                                  2           4
  Enlogix                                           (2)         (3)
  Sale of Companys interest in NGX                   5           4
                                             ----------------------
                                                     8           1
                                             ======================

OTHER
Corporate Financing  Preferred Dividends           (12)        (12)
Corporate Financing  Unallocated Interest           (8)         (5)
                                             ----------------------
                                                   (20)        (17)
Other                                               (3)          2
                                             ----------------------
                                                   (23)        (15)
                                             ======================

NET INCOME APPLICABLE TO COMMON SHARES             131         118
                                             ======================


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 8

QUARTERLY RESULTS                                Q1
2001 (DOLLAR/SHARE)
Earnings per common share                       $1.08
Weather                                          0.06
                                                -----
Weather normalized earnings per common share*   $1.14
                                                -----

                                                  Q1    Q2      Q3        Q4    ANNUAL
2000 (dollar/share)
Earnings per common share                       $1.03  $0.60  $ 0.20   $  1.09   $2.92
Weather                                          0.09   0.01   (0.01)    (0.05)   0.04
                                                --------------------------------------
Weather normalized earnings per common share*   $1.12  $0.61  $ 0.19   $  1.04   $2.96
                                                --------------------------------------

* The earnings applicable to the gas distribution companies have been adjusted to remove positive and negative weather variances.

PREFERRED  SHARES
For the Three Months Ended March 31

                                                                2001    2000
(000)
8.08% Cumulative First Preferred Shares, Series 2              4,596   4,606
6.90% Cumulative Redeemable First Preferred Shares, Series 4       -   8,000
4.90% Cumulative Redeemable First Preferred Shares, Series 5   8,000   5,000
4.72% Cumulative Redeemable First Preferred Shares, Series 6   5,000   6,000
5.50% Cumulative First Preferred Shares, Series 7              6,000   6,000
5.60% Cumulative First Preferred Shares, Series 8              6,000   5,000
5.00% Cumulative Redeemable First Preferred Shares, Series 9   5,000       -
Options outstanding                                            5,307   4,670

STATISTICS
For the Three Months Ended March 31
                                                                2001    2000
THROUGHPUT (BCF)
British Columbia Pipeline Division                               172     178
Foothills Pipe Lines                                             286     299
Empire State Pipeline                                             38      35
Maritimes & Northeast Pipeline                                    91      28
Union Gas                                                        423     449
Other Distribution                                                16      25
                                                               --------------
                                                               1,026   1,014
                                                               --------------
AVERAGE RATE BASE ($MILLION)
British Columbia Pipeline and Field Services Divisions         2,298   2,297
Foothills Pipe Lines (proportionate share  Phase I  27%)         222     221
Empire State Pipeline **                                         241     118
Union Gas                                                      2,937   2,867
Other Distribution                                               639     625
                                                               --------------
                                                               6,337   6,128
                                                               --------------
DEGREE DAYS (% FROM NORMAL ***)
Union Gas                                                       (2.5)   (7.8)
Centra Gas BC                                                   (1.1)   (0.2)

** The 2000 figure represents the Company's proportionate share (50%) prior to the acquisition of the additional 50% in March 2001.
*** A degree day is a measure of the coldness of the weather experienced based on the extent to which the daily mean temperature falls below a reference temperature, usually 18 degrees Celsius. () indicates warmer weather than normal weather.


                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                  2001 Q1 Interim Report, Page 9

CONSOLIDATED  STATEMENTS  OF  OPERATIONS
WESTCOAST  ENERGY  INC.
FOR THE PERIODS ENDED MARCH 31 ($million, except for share data)

                                                   Three Months Ended
                                                    2001        2000
                                                 -----------------------
Operating revenues                                    5,271       1,754
                                                 -----------------------

Operating expenses
  Cost of sales                                       4,628       1,147
  Operation and maintenance                             193         179
  Depreciation                                          108         110
  Taxes  other than income taxes                         43          41
                                                 -----------------------
                                                      4,972       1,477
                                                 -----------------------

Operating income                                        299         277

Other income
  Equity earnings                                         4           9
  Foreign exchange gain                                   4           -
  Allowance for funds used during construction            1           1
  Investment and other income                            24          35
                                                 -----------------------
                                                        332         322
                                                 -----------------------

Other expenses
  Interest                                              134         126
  Other                                                   3           4
                                                 -----------------------
                                                        137         130
                                                 -----------------------

Income before undernoted items                          195         192
                                                 -----------------------

Income taxes
  Current                                                45          59
  Deferred                                                4          (1)
                                                 -----------------------
                                                         49          58
                                                 -----------------------

                                                        146         134

Non-controlling interest                                  3           4
                                                 -----------------------

Net income                                              143         130

Provision for dividends on preferred shares              12          12
                                                 -----------------------

Net income applicable to common shares                  131         118
                                                 =======================

Common shares  weighted average (million)               122         115

Per common share  basic                          $     1.08  $     1.03
Per common share  diluted                        $     1.07  $     1.03
Dividends per common share                       $     0.34  $     0.32

See  accompanying  notes



"signed Michael E.J. Phelps"                "signed Arthur H. Willms"


Director                                    Director

CONSOLIDATED  STATEMENTS  OF  CASH  FLOW
WESTCOAST  ENERGY  INC.
FOR THE PERIODS ENDED MARCH 31 ($million, except for share data)

                                                        Three months ended
                                                         2001        2000
                                                      ----------------------
OPERATING ACTIVITIES
  Net income                                                143         130
  Add (deduct) items to reconcile to net cash
    Non-controlling interest                                  3           4
    Deferred income taxes                                     4          (1)
    Depreciation and amortization                           110         113
    Net assets from price risk management activities         42          (1)
    Equity earnings                                          (4)         (9)
    Other                                                    (9)         (9)
                                                      ----------------------
  Operating cash flow                                       289         227
  Non-cash working capital changes                         (221)        127
                                                      ----------------------
                                                             68         354
                                                      ----------------------

INVESTING ACTIVITIES
  Additions to fixed assets
    Transmission & Field Services                           (39)        (42)
    Gas Distribution                                        (30)        (31)
    Power Generation                                        (22)        (72)
    International                                            (7)        (16)
    Services                                                 (8)        (11)
    Other                                                     -          (1)
                                                      ----------------------
                                                           (106)       (173)

  Acquisitions                                             (118)          -
  Dispositions                                               15          39
  Investments and other                                     (11)       (115)
                                                      ----------------------
  Net cash used by investing activities                    (220)       (249)
                                                      ----------------------

FINANCING ACTIVITIES
  Decrease in bank indebtedness                             (15)        (95)
  Long term debt additions                                  203         186
  Long term debt repayments                                 (24)       (160)
  Common shares issued                                       22          12
  Dividends paid                                            (53)        (49)
  Dividends paid to non-controlling interest                 (2)         (2)
                                                      ----------------------
  Net cash provided (used) by financing activities          131        (108)
                                                      ----------------------

Decrease in cash and short term investments during          (21)         (3)
the period
Cash and short term investments, beginning of period        184         101
                                                      ----------------------
Cash and short term investments, end of period              163          98
                                                      ======================

Operating cash flow per common share                  $    2.37   $    1.96

See accompanying notes

CONSOLIDATED  BALANCE  SHEETS
WESTCOAST  ENERGY  INC.
($million)


                                                      MARCH 31  December 31  March 31
                                                        2001       2000        2000
                                                      -------------------------------
ASSETS

Current assets
  Cash and short term investments                          163          184        98
  Accounts receivable                                    1,565        1,433       899
  Deferred income taxes                                     10           15        22
  Assets from price risk management activities           1,318        1,340       116
  Inventory                                                590          554       314
  Prepayments                                               22           20        28
                                                      -------------------------------
                                                         3,668        3,546     1,477
                                                      -------------------------------
Investments                                                996          970       578
                                                      -------------------------------
Deferred income taxes                                      255          306       260
                                                      -------------------------------
Assets from price risk management activities               579          561       189
                                                      -------------------------------
Fixed assets
  Plant, property and equipment                         12,842       12,589    12,618
  Less accumulated depreciation                          3,361        3,222     3,154
                                                      -------------------------------
                                                         9,481        9,367     9,464
                                                      -------------------------------
Deferred charges and other assets                          396          377       364
                                                      -------------------------------

                                                        15,375       15,127    12,332
                                                      ===============================

LIABILITIES

Current liabilities
  Bank indebtedness                                        819          834       684
  Accounts payable and accrued liabilities               1,364        1,413       838
  Income and other taxes payable                            76           66        66
  Deferred income taxes                                     39           35        51
  Liabilities from price risk management activities      1,240        1,223       103
  Interest on debt                                          99           89        96
  Long term debt due within one year                       319          209       191
                                                      -------------------------------
                                                         3,956        3,869     2,029
                                                      -------------------------------
Liabilities from price risk management activities          636          612       178
                                                      -------------------------------
Long term debt                                           6,142        5,971     5,726
                                                      -------------------------------
Deferred income taxes                                      765          880       883
                                                      -------------------------------
Non-controlling interest
  Preferred                                                130          130       130
  Common                                                    40           36        38
                                                      -------------------------------
                                                           170          166       168
                                                      -------------------------------

PREFERRED SHAREHOLDERS EQUITY
Preferred stock                                            865          865       865
                                                      -------------------------------

COMMON SHAREHOLDERS EQUITY
Common stock:    Mar 31 2001  122,279,409 shares
                (Dec 31 2000  121,443,366 shares)
                (Mar 31 2000  115,385,523 shares)        1,965        1,944     1,767
Cumulative translation adjustment                           48           17        12
Retained earnings                                          828          803       704
                                                      -------------------------------
                                                         2,841        2,764     2,483
                                                      -------------------------------

                                                        15,375       15,127    12,332
                                                      ===============================

See  accompanying  notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
WESTCOAST ENERGY INC.
FOR THE PERIODS ENDED MARCH 31 ($million)

                                                    2001   2000
                                                    ------------
Retained earnings, beginning of period               803    641
Net income                                           143    130
Change in accounting for project development costs   (65)     -
Change in accounting for income taxes                  -    (18)
                                                    ------------
                                                     881    753
                                                    ------------

Dividends
  Common shares                                       41     37
  Preferred shares                                    12     12
                                                    ------------
                                                      53     49
                                                    ------------
Retained earnings, end of period                     828    704
                                                    ============

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2001

1 . ACCOUNTING POLICIES

Accounting Principles
The Company prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles except that the disclosures do not conform in all respects to the requirements for annual consolidated financial statements. These interim consolidated financial statements, which are unaudited, should be read in conjunction with the most recent annual consolidated financial statements and have been prepared from the records of the Company.
     Earnings for the interim periods may not be indicative of results for the fiscal year due to weather variations and other factors.
     The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the following changes in accounting policies:

Earnings Per Share
Effective January 1, 2001, the Company adopted, on a retroactive basis, the new recommendations of The Canadian Institute of Chartered Accountants with respect to the presentation and computation of earnings per share. The new recommendations require the presentation of basic and diluted earnings per share figures for net income on the Statements of Operations. The treasury stock method is to be used for determining the dilutive effect of warrants and options. The comparative interim Consolidated Financial Statements and Notes to the interim Consolidated Financial Statements have been restated to conform to the 2001 presentation. For the three months ended March 31, 2001, application of the new recommendations has no impact on the basic and diluted earnings per share figures. For the three months ended March 31, 2000, application of the new recommendations increased the diluted earnings per share figure by $0.02.

Project Development Costs
Effective January 1, 2001, the Company changed its accounting policy with respect to accounting for pre-operating costs. This accounting policy change has been applied on a cumulative retroactive basis without restatement of individual prior periods as the effect of the accounting policy change is not reasonably determinable for individual prior periods. The effect of adopting the new accounting policy on retained earnings as at January 1, 2001 is as follows:

-------------------------------------------------------------------------------
($million)                                                               2001
Fixed assets                                                             (77)
Investments                                                               (7)
Deferred charges                                                         (20)
Deferred income tax liabilities - long term                               39
                                                                      -------
Retained earnings                                                        (65)
                                                                      =======

Under the new accounting policy, pre-operating costs are expensed as incurred. Prior to the adoption of the new accounting policy, pre-operating costs incurred for development projects which benefited future periods were deferred and amortized on a straight-line basis over the expected period of benefit upon commencement of operations. For the three month period ended March 31, 2001, application of the new accounting policy did not have a material impact on pre-tax income.

2.  ACQUISITION

During 2001, the Company purchased an additional 50% interest in the Empire State Pipeline, increasing its interest to 100%, from its partner for cash of $118 million. The costs of acquiring the Company's additional interest in the Empire State Pipeline exceed the equivalent proportion of the acquired net assets by $39 million. The acquisition has been accounted for by the purchase method as follows:

--------------------------------------------------------------------------------
March 31 ($million)                                                      2001
                                                                        -----
Fixed assets                                                             129
Working capital                                                            1
Deferred charges                                                          39
Assumption of long term debt                                             (51)
                                                                        -----
Cash purchase price                                                      118
                                                                        =====

3.  DISPOSITION

In 2001, the Company sold its 49% interest in NGX Canada Inc. for cash of $10 million, resulting in a pre-tax gain of $7 million.

4.  EARNINGS PER COMMON SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using an adjusted average number of common shares outstanding during the period and an adjusted net income applicable to common shares, which reflect the potential exercise of share purchase options and the conversion of preferred shares.

---------------------------------------------------------------------------------------
For the periods ended March 31                                             2001   2000
Net income applicable to common shares ($million)                            131    118
Effect of dilutive securities
  Convertible preferred shares
    UEI Holdings Inc. Series 2                                                 -      1
                                                                           ------------
Net income applicable to common shares and assumed conversions ($million)    131    119
                                                                           ============

Basic weighted average shares for the period (million)                       122    115
Effect of dilutive securities
  Convertible preferred shares
    UEI Holdings Inc. Series 2                                                 -      1
  Options                                                                      1      -
                                                                           ------------
Diluted weighted average shares for the period (million)                     123    116
                                                                           ============

Earnings per common share - basic                                          $1.08  $1.03
                          - diluted                                        $1.07  $1.03

4,595,687 (2000 - 4,605,687) preferred shares, Series 2, convertible into common shares at the ratio determined by dividing $25.00 by the greater of $1.00 and 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first 3 months of 2001 and 2000. These preferred shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2001 and 2000 because the Series 2 preferred shares did not have a dilutive effect on either of the periods.

8,000,000, 5,000,000 and 5,000,000 preferred shares, Series 5, 6 and 9, respectively, convertible into common shares at the ratio determined by dividing $25.00 together with accrued and unpaid dividends by the greater of $3.00 or 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first 3 months of 2001 and 2000. These preferred shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2001 and 2000 because the Series 5, 6 and 9 preferred shares did not have a dilutive effect on either of the periods.

20 UEI Holdings Inc. preferred shares, Series 2, convertible into common shares at the ratio determined by dividing $1,000,000 together with accrued and unpaid dividends by 95% of a 20 day weighted average trading price of the Company's common shares, were outstanding during the first three months of 2001 and 2000. These preferred shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2001 because the UEI Holdings Series 2 preferred shares did not have a dilutive effect on the period.

5. SEGMENTED INFORMATION

-------------------------------------------------------------------------------------------------------------------------------
($million, except for share data)
For the three months ended          Transmission &        Gas           Power
March 31, 2001                      Field Services    Distribution   Generation   International    Services    Other    Total
-------------------------------------------------------------------------------------------------------------------------------
Total revenues                                 224             767            39              46      4,548        1     5,625
Inter segment revenues                          (5)             (3)            -               -       (346)       -      (354)
-------------------------------------------------------------------------------------------------------------------------------
Operating revenues                             219             764            39              46      4,202        1     5,271
===============================================================================================================================
Net income (loss)                               49              83             4              10          8      (11)      143
===============================================================================================================================
Net income (loss) applicable to                 49              83             4              10          8      (23)      131
common shares
===============================================================================================================================
Per common share - basic           $          0.40   $        0.68   $      0.03  $         0.09  $    0.07   $(0.19)  $  1.08
===============================================================================================================================
Operating cash flow (before                     84             142             4              20         38        1       289
working capital changes)
===============================================================================================================================
Operating cash flow per common     $          0.69   $        1.16   $      0.03  $         0.17  $    0.31   $ 0.01   $  2.37
share
===============================================================================================================================
Total assets                                 4,914           5,446           593             941      3,163      318    15,375
===============================================================================================================================


-------------------------------------------------------------------------------------------------------------------------------
($million, except for share data)
For the three months ended          Transmission &        Gas           Power
March 31, 2000                      Field Services    Distribution   Generation   International    Services    Other    Total
-------------------------------------------------------------------------------------------------------------------------------
Total revenues                                 202             646            34              16      1,000        1     1,899
Inter segment revenues                          (1)             (2)            -               -       (142)       -      (145)
-------------------------------------------------------------------------------------------------------------------------------
Operating revenues                             201             644            34              16        858        1     1,754
===============================================================================================================================
Net income (loss)                               52              71             3               6          1       (3)      130
===============================================================================================================================
Net income (loss) applicable to                 52              71             3               6          1      (15)      118
common shares
===============================================================================================================================
Per common share - basic           $          0.45   $        0.62   $      0.03  $         0.05  $    0.01   $(0.13)  $  1.03
===============================================================================================================================
Operating cash flow (before                     78             123             8              12         12       (6)      227
working capital changes)
===============================================================================================================================
Operating cash flow per common     $          0.70   $        1.09   $      0.28  $         0.08  $    0.01   $(0.20)  $  1.96
share
===============================================================================================================================
Total assets                                 4,314           4,906           502             832      1,506      272    12,332
===============================================================================================================================

INVESTOR INFORMATION

Stock Symbols

Common Shares
In Canada - W
In the United States - WE

Preferred Shares

8.08% First Preferred, Series 2 - W.PR.D
4.90% First Preferred, Series 5 - W.PR.F
4.72% First Preferred, Series 6 - W.PR.G
5.50% First Preferred, Series 7 - W.PR.H
5.60% First Preferred, Series 8 - W.PR.J
5.00% First Preferred, Series 9 - W.PR.K

Dividend Reinvestment and Share Purchase Plan

Westcoast Energy's Dividend Reinvestment and Share Purchase Plan provides registered holders of Westcoast Energy common shares and convertible preferred shares with two convenient and economic ways to increase their holdings in the Company. Registered shareholders may elect to reinvest the cash dividends paid on all or some of their common and convertible preferred shares in additional common shares of the Company, and are also entitled to make optional cash purchases of common shares through the Plan in amounts from $50 to $5,000 per calendar quarter. The Plan allows participants to acquire new common shares through the reinvestment of dividends at 95% of the average market price as defined in the Plan. Optional cash purchases are made at the average market price. Participants do not pay any brokerage commissions or other fees on the reinvestment of dividends or the optional cash purchase of new shares through the Plan. All notices and enquiries relating to the Plan should be addressed to the Computershare Trust Company at:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone:      (604) 661-0222
Facsimile:      (604) 683-3694
Toll Free:      (888) 661-5566
Internet:       www.computershare.com
Email:          caregistryinfo@computershare.com

Further Information

Shareholders or others wishing to obtain copies of Interim Reports, the 2000 Annual Report, the 2001 Annual Information Form, and other corporate documents should contact the Company either by letter, addressed to the attention of the Corporate Secretary, or by telephone at (604) 488-8000.

Portfolio managers, investment analysts, and other investors requesting financial information respecting the Company should contact:
Thomas M. Merinsky
Director, Investor Relations
(604) 488-8021

All other enquiries by media, the general public, and others respecting the Company should be directed to:
Robert R. Foulkes
Vice President, Corporate Communications
(604) 488-8093



                                      Communications: Bob Foulkes (604) 488-8093
                                 Investor Relations: Tom Merinsky (604) 488-8021
            Westcoast Energy Inc. 1333 West Georgia Street Vancouver, BC V6E 3K9
                                                         www.westcoastenergy.com
                                                 2001 Q1 Interim Report, Page 16

                                                                       EXHIBIT F


                                Post Acquisition
                        Corporate Structure Chart showing
                    Westcoast Energy Inc. in Duke Structure


                            ---------------
                            | DUKE ENERGY |
                            | CORPORATION |
                            ---------------
                                  |    |
                                  |    -------- OTHER SUBSIDIARIES
                                  |
                                  |100%
                            ---------------
                            | DUKE CAPITAL|
                            | CORPORATION |
                            ---------------
                                  |    |
                                  |    -------- OTHER SUBSIDIARIES
                                  |
                   |---------------------------------------------------
                   | 100%    |            100% |                      |
              -----------    |                 |                      |
              | 3059703 |    |          ----------------      OTHER SUBSIDIARIES
              |  NOVA   |    |          |   PANENERGY  |
              | SCOTIA  |    |          |     CORP.    |
              -----------    |          ----------------
                   | 10%     |                 |     |
                  / \        |                 |     ---------OTHER SUBSIDIARIES
                 /   \       |                 |
                /     \   90%|                 -----------------------
               /3058368\-----|                 | 100%           100% |
              /  NOVA   \                ----------------     --------------
             /  SCOTIA   \               | DUKE ENERGY  |     | WESTCOAST  |
            /   COMPANY   \              |     GAS      |     |  ENERGY    |
           -----------------             | TRANSMISSION |     | ENTERPRISES|
     Public       |                      | CORPORATION  |     | (U.S. INC.)|
        |         | 100% Voting Shares   ----------------     --------------
        |    -------------                     |                      |
        |    |  3946509  |                     |                      |
        -----|Canada Inc.|            OTHER SUBSIDIARIES    SAME SUBSIDIARIES AS
EXCHANGEABLE -------------                                      PRIOR TO DUKE
SHARES            |                                              ACQUISITION
                  |
                  | 100%
            ---------------
            |  WESTCOAST  |
            | ENERGY INC. |
            ---------------
                  |
                  |
                  |
          WESTCOAST SUBSIDIARIES



1 Same subsidiaries as prior to Duke acquisition except (a) Westcoast Energy Enterprises (U.S.) Inc. which will be a subsidiary of PanEnergy Corp and
     (b) certain subsidiaries will be amalgamted prior to Duke acquisition.

                                                                       EXHIBIT G


                     DUKE ENERGY CORP. - WESTCOAST ENERGY INC.

                             MAJOR REGULATORY APPROVALS


            FILINGS                         FILING DATE         APPROVAL DATE*

North Carolina Utilities Commission           10-10-01         (mid-February 02)

South Carolina Public Service Commission      10-12-01             01-08-02

New York Public Service Commission            10-16-01             01-23-02

HSR -  Federal Trade Commission               10-18-01        (end of February 02)**

Competition Act (Canada)                      10-18-01             01-04-02

Federal Competition Commission - Mexico       10-19-01             12-10-01

British Columbia Utility Commission           10-23-01             11-14-01

Investment Canada Act                         10-26-01         (mid-February 02)

Federal Energy Regulatory Commission          12-14-01             02-27-02

Supreme Court of British Columbia                                  11-06-01


*Expected  dates  are  in  parentheses.

**Thirty-day waiting period following full compliance with the Second Request expires.

                                                                       EXHIBIT H


Duke - Westcoast Book and Market Values
Millions of US$'s except per share amounts


DUKE ENERGY
-----------
12/31/2001 Closing Price                    36.03 per share
Actual Shares outstanding @12/31              777 million shares


Market Value of Equity on 12/31/2001      $27,995
Total Debt as of 12/31/2001                15,000
                                          -------
Total Value                                42,995


WESTCOAST ENERGY INC. - BASED ON ANNOUNCED TRANSACTION
------------------------------------------------------
                                                                  % OF DUKE
                                                                  ---------
Purchase Price consideration for Equity   $ 3,500                       13%
Debt Assumed                                5,000                       33%
                                          -------
Total Value                                 8,500                       20%


UNION GAS - BASED ON 2001 FIGURES
---------------------------------
Book Value of Equity                      $   674                        2%
Total Debt                                  1,528                       10%
                                          -------
Total Value                                 2,202                        5%

PJP  - BASED ON 2001 FIGURES
----------------------------
Book Value of Equity                      $    46                        0%
Total Debt                                    139                        1%
                                          -------
Total Value                                   185                        0%

PACIFIC NORTHERN GAS - WEI'S 41%
--------------------------------
Book Value of Equity                      $    19                        0%
Total Debt                                     23                        0%
                                          -------
Total Value                                    42                        0%


TOTAL UNION, PJP, PACIFIC NORTHERN
----------------------------------
Equity Value                              $   739                        3%
Total Debt                                  1,690                       11%
                                          -------
Total Value                                 2,429                        6%